Exhibit C-1

Government of Canada | Gouvernement du Canada

CANADA STRONG

BUDGET 2025

ARVIK I
MONTREAL

November 2025 | budget.canada.ca

Canada

CANADA

STRONG

BUDGET 2025

©His Majesty the King in Right of Canada (2025)

All rights reserved

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or any part thereof shall be addressed to the Department of Finance Canada.

This document is available at www.Canada.ca/Budget

Cette publication est aussi disponible en français.

ISSN 1719-7740

Cat No.: F1-23/3E-PDF

In case of discrepancy between the printed version and the electronic version,

the electronic version will prevail.

Photo Credit

Dominic Fillion, DFMotion, Québec, QC

Cover Photo

Introduction - Title Photo

Canada Border Services Agency

Introduction - Page 26 photo

Chapter 4 - Title page photo

Foreword	1

Intro	4

Economic and Fiscal Overview	29

A Changing World, A New Opportunity	29

A Pivotal Moment for Canada’s Economy	29

Building Canada’s Future Economy	32

1. Global Context	34

Slower Global Growth and Rising Risks	34

2. Canadian Economic Context	37

The Canadian Economy in the Face of New Tariffs	37

Canadian Exports Amid New Tariffs	40

Labour Market Amid Trade Uncertainty	42

Progress on Housing Supply Helping Ease Pressures	44

Inflation Remains Within the Target Range	46

3. Canadian Economic Outlook	49

Global Uncertainty Is Impacting Canada’s Outlook	49

Economic Scenario Analysis	51

4. Building a Strong and Competitive Economy	53

Canada’s Path Forward is to Improve Productivity	53

Canada’s New Industrial Strategy	55

5. Economic Strength Through Fiscal Discipline	61

New Approach to Budgeting	61

Fiscal Outlook	65

Economic Scenario Analysis	67

Preserving Fiscal Firepower for Future Generations	68

Maintaining Canada’s Fiscal Advantage	69

Chapter 1 - Building a Stronger Canadian Economy	73

1.1 Accelerating Major Nation-Building Projects	76

Launching the Major Projects Office	77

Boosting Major Project Financing	83

1.2 Supercharging Growth	84

Productivity Super-Deduction	84

i

Enhancing the Scientific Research and Experimental Development Tax Incentives	88

Seizing the Full Potential of Artificial Intelligence	92

Protecting Canadian Intellectual Property	94

Investing to Build High-Growth Companies and Emerging Fund Managers	94

2026-2028 Immigration Levels Plan	95

Improving Foreign Credential Recognition	98

Recruiting International Talent	99

Catalysing Investment in Airports and Ports	100

Generational Infrastructure Investments	101

1.3 Canada’s Climate Competitiveness Strategy	104

Strengthening Industrial Carbon Pricing	106

Clarity on Greenhouse Gas Regulations	107

Boosting Clean Economy Investment Through Tax Credits	109

Supporting Critical Mineral Projects	111

Mobilising Capital for Transition to Net-Zero	112

Supporting the Implementation of the Climate Competitiveness Strategy	113

1.4 Increasing Competition	114

Increasing Competition in Canada’s Telecom Sector	114

A More Competitive and Innovative Financial System	115

Restricting Non-Compete Agreements	121

Chapter 2 - Shifting from Reliance to Resilience	127

2.1 Protecting Canada’s Strategic Industries	130

Protecting Workers and Transforming Canada’s Strategic Industries	130

Becoming Our Own Best Customer	134

2.2 Growing Canada’s Trade with the World	136

A New Trade Infrastructure Strategy	136

Growing and Diversifying Canada’s Trade	139

Connecting Canadian Businesses to the Global Market	144

Increasing Food Exports	146

Chapter 3 - Empowering Canadians	151

3.1 Supercharging Home Building Across the Country	154

ii

Launching Build Canada Homes	155

Eliminating the Goods and Services Tax (GST) for First-Time Home Buyers	157

Training the Next Generation of Canadian Builders	157

Building More Multi-Unit Homes	158

Strengthening First Nations Infrastructure Financing and Access to Clean Water	158

Supporting Indigenous Housing and Infrastructure	159

3.2 Tackling Affordability	160

Middle-Class Tax Cut	160

Cancelling the Divisive Consumer Carbon Price	161

Delivering Automatic Federal Benefits for Low-Income Individuals	162

Making the National School Food Program Permanent	162

Lowering Costs and Protecting Consumers	163

Increasing Access to Funds Deposited by Cheque	163

Protecting Against Economic Abuse	164

Protecting Workers Against Wage Theft	164

Protecting Workers Against Improper Classification	165

Delivering for Personal Support Workers	165

Helping Youth Find and Keep Jobs	166

3.3 Protecting Canadian Culture, Values, and Identity	167

Funding for the Department for Women and Gender Equality	169

Empowering Seniors in Their Communities	170

Connecting Canadians Through Cultural Experiences and Community Celebrations	170

Investing in Canadian Creators and the Cultural Economy	171

Protecting Artists’ and Creators’ Copyrights	172

Protecting Our National Broadcaster: CBC/Radio-Canada	172

Renewing the Canada Strong Pass	172

Supporting the Royal Canadian Geographical Society	173

Improving Access to Health Care in the Arctic and the North	173

Empowering Canadian Fishers and Building Coastal Communities	174

Lowering Barriers to Access the Canada Disability Benefit	174

Chapter 4 - Protecting Canada’s Sovereignty and Security	181

iii

4.1 Defending Our Sovereignty	184

Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces	184

Launching the Defence Industrial Strategy	186

A New Defence Investment Agency	188

Strengthening Canada’s Presence: Operations REASSURANCE and AMARNA	190

4.2 Protecting Our Borders and Communities	191

Strengthening Federal Law Enforcement	192

Establishing a Financial Crimes Agency	192

Enhancing the Canada Border Services Agency	193

Canada Community Security Program	193

Modernising the Meteorological Service of Canada	194

Renewing Canada’s National Public Alerting System	194

Improving Preclearance at Canada’s Borders	195

Removing Assault-Style Firearms from our Streets	195

Strengthening Canada’s Emergency Management	195

4.3 Building a Stronger Financial System	196

Combatting Financial Fraud	196

Ensuring Crime Doesn’t Pay	197

Strengthening the Review of Foreign Bank Investments	197

Improving Insurance Resiliency Against Natural Disasters	198

Chapter 5 - Creating a More Efficient and Effective Government	203

5.1 Spending Less to Invest More	205

Comprehensive Expenditure Review	205

Workforce Renewal	212

Optimizing Productivity in Government	214

Adopting AI to Enhance Productivity and Improve Services	214

Equitable Public Sector Retirement Benefits	215

Collective Bargaining in Good Faith	216

Improving the Integrity of Student Financial Assistance	217

5.2 Modernising Services	217

Faster Services for Veterans	217

Maintaining the Effectiveness of Fines and Penalties	218

Cutting Regulatory and Operational Red Tape	218

iv

Attracting Private Sector Expertise to the Public Service	219

5.3 A More Efficient Tax System	219

Protecting the Integrity of the Tax System	219

Improving the Efficiency of the Tax System	220

5.4 Advancing Indigenous Tax Jurisdiction Frameworks	220

Annex 1 - Details of Economic and Fiscal Projections	225

Annex 2 - Capital Budgeting Framework	281

Annex 3 - Comprehensive Expenditure Review: Planned Reductions by Organisation	293

Tax Measures: Supplementary Information	333

Annex 4 - Debt Management Strategy

Annex 5 - Legislative Measures

Annex 6 - Impacts Report

v

Foreword

Foreword, Budget

Tuesday, November 4, 2025

Meeting the Moment, Building Canada Strong

The world is changing, profoundly and in real time; we are no longer living in an era of calm, but of significant change. The nexus between energy security, economic security, and national security is clearer than ever before.

The systems that long underpinned our prosperity and enabled decades of economic growth—stable global trade alliances, predictable supply chains, a cooperative international order, and reliable partnerships—are being redrawn and constantly challenged.

What we are contending with is not a transition, it’s a generational shift. One that challenges our assumptions, tests our institutions, and demands a fundamentally different response—not one of caution, but of courage. Not one of passive stewardship, but of active, ambitious nation-building.

This is the context for Budget 2025.

Just as Canadians mobilised in the 1940s to defend freedom and rebuild the global economy, and just as we restored fiscal sustainability in the 1990s to secure future growth, today we stand at another crossroads. A new era of disruption demands a new era of leadership—and a new economic foundation built on resilience, sovereignty, and innovation.

Canada is ready. Because Canada is strong.

We are rich in natural resources—critical minerals, clean and conventional power, and endowed with a world-class agri-food industry that give Canada a real competitive advantage. We are powered by a skilled and diverse workforce, home to leading researchers, entrepreneurs, and innovators. We have one of the strongest fiscal foundations in the G7, and well-established stability and democratic values.

Budget 2025 is our plan to harness these strengths and meet the moment. It is our roadmap to spend less so we can invest more.

It lays out a generational investment strategy—to supercharge growth and build a clean electricity grid, unlock the full value of our critical minerals, accelerate housing construction, and drive innovation in sectors like artificial intelligence, life sciences, and advanced manufacturing, the kind of investments that will restore growth.

It is a strategy to build at a speed, scope, and scale not seen in generations. With Canadian workers at the centre, and the national interest at the heart of every decision.

It is also a blueprint to defend our sovereignty—through historic investments in national defence, security, and the capabilities we need to protect Canadians in an increasingly fractured world.

And it is grounded in fiscal responsibility. Because leadership means making smart, strategic investments—while preserving the strength that comes from having the lowest net debt-to-GDP ratio of the G7, a strong fiscal position, and a clear path to long-term sustainability.

Among the G7, Canada is being recognised as one of the few advanced economies with the fiscal space and discipline to invest in its future.

FOREWORD 1

As the International Monetary Fund Managing Director, Kristalina Georgieva, recently said, “Canada stands out in the G7… The Canadian authorities have been very decisive to take action in the context of changing relations with their main trading partner. One of these actions is to modernise the budget framework—separating operating spending from investing, and focusing strategically on pro-growth investments that can lift up productivity… in areas like housing, infrastructure, and energy—Canada is making the right choices.”

This is not a time for small plans. It is a time for clear vision and decisive action.

Budget 2025 reflects a simple but powerful truth: Canada has what the world needs and increasingly wants—and importantly what this moment demands. The work ahead will not be easy, but we have faced defining challenges before. We overcame them—and emerged stronger. We will do so again.

Let us meet this moment. Let us build a Canada that is confident, secure, and resilient—for today, and for generations to come.

Now is the time to build Canada Strong.

The Honourable François-Philippe Champagne

Minister of Finance and National Revenue

2

Canada Strong Budget 2025

 Our plan: Building Canada Strong

6

INTRODUCTION 7

Global Generational Shifts

The world is undergoing a series of fundamental shifts at a speed, scale, and scope not seen since the fall of the Berlin Wall. The rules-based international order and the trading system that powered Canada’s prosperity for decades are being reshaped—threatening our sovereignty, our prosperity, and our values. Long-standing supply chains and trade relationships that once ensured stable growth, good jobs, and affordable products are being disrupted. In the process we must redefine Canada’s international, commercial, and security relationships.

This is not a transition. It is a rupture—a generational shift taking place over a short period of time.

This new reality is reshaping Canada’s economic foundations.

Current Economic Challenges

All advanced economies are feeling global economic challenges, and Canada is no different. With the historic rise in tariffs posing significant challenges to the Canadian economy, Canadians are feeling the impact in their daily lives:

●	The cost of living remains high, putting financial pressure on families and small businesses.

●	Unemployment has increased, driven by weak hiring and layoffs in trade-exposed sectors such as manufacturing.

●	Businesses face ongoing uncertainty, delaying investment and expansion, as in other G7 countries.

●	Global economic growth has slowed, with real GDP in advanced economies expected to grow 1.6 per cent in 2025 and 2026.

●	Productivity remains weak, limiting wage gains for workers.

●	Oil prices are lower and volatile, adding pressure on exports and revenues.

Canada’s new government is responding. Canada is being recognised for our approach to navigating these global challenges. The Managing Director of the International Monetary Fund, Kristalina Georgieva, acknowledged that “both Germany and Canada recognise that in this very testing time, they need to use their fiscal space. In the case of Canada, the Canadian authorities have been very decisive to take action in the context of changing relations with their main trading partner.”

These generational challenges are raising threats to our long-term prosperity. Budget 2025 is Canada’s new government’s plan to address these challenges from a position of strength, determination, and ambition.

In times of great change, Canadians have always been able to adapt, transform, and seize opportunities. Canada has what the world needs. We are an energy superpower in clean and conventional energy, among the top five producers of the most important critical minerals, and a leading developer of artificial intelligence. We have the resources and people we need to thrive and compete in today’s global economy. And Canada has the confidence to seize this moment.

This is our time to build Canada Strong.

8

The global trade landscape is changing rapidly, as the United States reshapes its economic relationships and supply chains around the world. The impact is profound—hurting Canadian companies, displacing workers, disrupting supply chains, and creating uncertainty that holds back investment. This level of uncertainty is greater than what we have seen in recent crises.

INTRODUCTION 9

Canada can achieve its ambition

As we face these challenges, Canada’s new government is acting decisively. We will protect and transform our strategic industries, build a stronger economy, and invest in ourselves.

Budget 2025 makes generational investments while maintaining Canada’s strong fiscal advantage—a foundation that allows us to invest ambitiously and responsibly, and build Canada’s economy to be the strongest in the G7.

Our Canadian Advantage

Despite challenges, Canada remains strong and has what the world wants:

●	Talent: a skilled, educated, and adaptable workforce.

●	Resources: critical minerals, clean and conventional energy, and agri-food.

●	Market access: the only country in the G7 to have free-trade agreements with all the other G7 countries.

●	Resilience: a strong social safety net and stable institutions.

●	Rule of law: a robust and reliable financial system, an independent judiciary, and transparent governments.

●	Investment attractiveness: a favourable environment for foreign investments that grows our economy and creates high-paying careers.

●	Tax competitiveness: lowest overall tax burden in the G7 on new business investment.

Canada has the lowest net debt-to-GDP ratio in the G7 and one of the smallest deficit-to-GDP ratios in the G7. Canada and Germany are the only two G7 economies rated AAA, a marker of strong investor confidence which helps keep our borrowing costs as low as possible.

10

INTRODUCTION 11

Our Plan to

Build, Protect, and Empower Canada

Canada has what the world wants. We have everything we need to prosper in this global generational shift. We have the workers, the industries, and the resources to compete and thrive in the global economy. We can create more for ourselves than can ever be taken away. We will bet on Canada’s innovators and builders, with a plan that will supercharge the growth of our economy by crowding-in hundreds of billions of dollars of new investment. We will unite in solidarity around our own unique identity, history, and geography by protecting our culture, nature, official languages, and core values. We will build in true partnership with Indigenous Peoples.

This is our moment. Our time to make generational investments.

Our plan is clear—we will focus and deliver on these priorities:

12

Spending less to invest more

Canada’s new government is changing how government works—spending less on operations so we can invest more in Canada’s future: creating high-paying careers, building our country, and growing our economy.

Government itself must become much more productive by rightsizing, cutting red tape and wasteful spending, and adopting AI at scale. By doing so, we will focus on results and use scarce tax dollars to catalyse private investment.

Budget 2025 introduces a new approach to fiscal discipline and strategic investment.

Our ambitious savings plan means Canadians can count on their government to be more efficient in delivering services that matter—while reducing operational costs. In fact, we are slowing growth in direct program spending from 8 per cent to under 1 per cent.

The government is introducing a capital budgeting framework to modernise our approach and deliver generational investments. This framework clearly distinguishes day-to-day operational spending from long-term investments that strengthen our economy—changing the architecture of government fiscal planning to deliver greater investment and growth for Canadians.

INTRODUCTION 13

Concurrently, the government has changed the budgetary cycle to fall budgets—supporting better planning for provinces and territories, municipalities, builders, and investors, and aligning with the construction season. Combined, these two changes mark a new era in how we plan and deliver—catalysing generational investments that empower Canadians.

We are also transforming how government works. A new Office of Digital Transformation will lead the adoption of AI and other new technologies across government. This, coupled with near-term procurement of made-in-Canada sovereign AI tools for the public service, means not just a more efficient government, but also a generational opportunity for our domestic innovators.

The result is more taxpayer dollars will go toward nation-building infrastructure, clean energy, innovation, productivity, and less on day-to-day operating spending. This new discipline will allow us to protect social benefits. Rightsizing government is critical to realigning resources to enable generational investments that strengthen Canada’s future.

This plan rests on two fiscal anchors:

•

Balancing day-to-day operating spending with revenues by 2028-29, shifting spending toward investments that grow the economy; and

•

Maintaining a declining deficit-to-GDP ratio to ensure disciplined fiscal management for future generations.

In addition to these anchors, Budget 2025 enables $1 trillion in total investment over the next five years through smarter public spending and stronger capital investment.

14

Comprehensive Expenditure Review

Budget 2025 delivers on the Comprehensive Expenditure Review—reducing inefficiency and focusing on core priorities.

$60B

in savings over 5 years

The Comprehensive Expenditure Review will rein in government spending—saving Canada $13 billion annually by 2028-29, for a total with other savings and revenues of $60 billion over five years. The responsible choices we are making allow us to spend less to invest more in the workers, businesses, and nation-building infrastructure that will build Canada Strong.

Savings will be achieved by restructuring operations and consolidating internal services and rightsizing programs to realise efficiencies. It will also involve workforce adjustment and attrition to return the size of the public service to a more sustainable level.

The government understands that transitions can be difficult and is committed to minimising hardship for federal employees, while also protecting diversity in the public service workforce and ensuring a strong, younger generation of public servants.

This is a transformational time for the public service to revisit how we work, how we can improve services to Canadians, and how we can build for the future. A leaner public service is a more empowered and productive public service.

We will also take action to close tax loopholes and make sure everyone is paying their fair share.

INTRODUCTION 15

These actions require us to make necessary, responsible decisions to balance our day-to-day operating spending by 2028-2029 and deliver on our priorities while staying true to Canadians’ values.

16

A government that spends less, invests more,

and delivers better: that’s how we build Canada Strong.

INTRODUCTION 17

  Our Generational Investments

To meet the challenges of our time and seize new opportunities, we must make generational investments that protect and transform our industries, strengthen our economy, and empower Canadians.

Canada stands at a crossroads. This is the moment to move from reliance to resilience. The global shocks we have endured demand more than short-term fixes; they call for a bold down payment on the prosperity of the next generation. This government is here to get big things done for Canadians, at a scale and speed not seen in generations.

Our generational investments in housing,

infrastructure, defence, and productivity and

competitiveness will allow us to meet the moment.

18

Building Canada Strong

 An Economy by Canadians, for Canadians

We cannot control what other nations do. But we can control what we build for ourselves. Canada is building the strongest economy in the G7, transforming it from reliance to resilience. In the face of uncertainty around the world, we are ensuring that our workers and businesses will prosper by building Canada’s strength at home, an economy for Canadians, by Canadians.

This new government is building One Canadian Economy turbo-charged by major nation-building projects that will connect our regions, diversify our markets, and create hundreds of thousands of high-paying careers, from the skilled trades to advanced technology.

Canada must build an enormous amount of infrastructure at speeds and scale not seen in generations.

This includes the infrastructure to diversify our trading relationships, to become an energy superpower in both clean and conventional energies, to restore affordability to housing, and to secure our borders and our communities.

Just as the railways united our country, the Trans-Canada Highway opened our frontiers, and the St. Lawrence Seaway linked our economy to the world, today’s projects will be as transformative—building clean power grids for a sustainable future, expanding our ports to accelerate our trade, and unlocking the full potential of Canada’s critical minerals.

INTRODUCTION 19

We are strengthening the economic foundations of our nation, giving our workers, innovators, and businesses the tools they need to compete, create, and lead in a changing world.

●

Fast-tracking nation-building projects: In close partnership with provinces, territories, Indigenous Peoples, and private investors the government is streamlining regulatory approvals and helping to structure financing.

●

Competing and winning abroad: To seize new opportunities in a changing world, Canada is launching a new Trade Diversification Strategy to boost our global footprint. Building on our world-class agreements and partnerships, this strategy will double overseas exports over a decade, generating $300 billion more in trade. Through a new Trade Diversification Corridors Fund, we will improve access to overseas markets by investing in new port, airport, and railway infrastructure. And we are providing Canadian businesses with the tools and expertise they need to succeed abroad. Canada will be a fast, reliable, and indispensable global partner.

●

Becoming our own best customer: Our new Buy Canadian Policy will ensure public dollars will be used to strengthen our supply chains, and support homegrown innovation. When the government spends, we will select Canadian suppliers by default, wherever possible. By launching our Defence Industrial Strategy, we will grow our defence sector, increasing the capacity and competitiveness of homegrown defence suppliers.

●

Investing in defence and security: Our government is making a generational investment in defence that will create good, high-paying careers for Canadians, and strengthen our economy and collective resilience.

●

Driving growth and innovation: Our government will make it cheaper for Canadian companies to invest through a new productivity super-deduction. We will invest in AI projects to further the technology’s adoption at home, and catalyse private sector investment in Canada’s most innovative startups. The government is also developing a new AI strategy, and will consider whether new AI incentives and supports should be provided. We are creating the right conditions for real, sustainable growth.

●

Powering a clean economy: Through Canada’s new Climate Competitiveness Strategy, we are strengthening Canadian leadership in a low-carbon economy. With the Clean Economy Investment Tax Credits, we will supercharge affordable, net-zero energy projects that turn our natural wealth into lasting prosperity while protecting the planet. Canada will build for the future, leveraging nuclear, solar, wind, clean hydrogen, and other renewable energy.

●

Protecting our strength: A Strategic Response Fund to realign producers to serve the Canadian market and reach new markets globally, coupled with a major reskilling effort, will help tens of thousands of workers and key sectors—from canola to lumber to steel and aluminum and our auto sector—stay competitive and resilient in a shifting global economy.

This is how we ensure Canada thrives in an uncertain world.

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INTRODUCTION 21

Empowering Canadians:

A core mission of Canada’s new government is to empower Canadians by building our economic strength. We are making decisions that empower Canadians with better careers, lower costs, and more choices so you can build the future you want.

From the beginning of our mandate, Canada’s new government has been relentlessly focused on bringing down costs for Canadians. The government is delivering tax cuts to the middle class and first-time home buyers, and has brought down prices at the gas pump.

By lowering costs, the government is building an economy where every Canadian can seize new opportunities and can take control of their own future.

When Canadians empower each other, everyone benefits, and Canada prospers.

By supercharging homebuilding

Canada is facing a steep housing supply gap. One that threatens affordability, opportunity, and the ability for Canadians to build a life and a future here at home.

The Canada Mortgage and Housing Corporation estimates that to restore affordability to 2019 levels, homebuilding must nearly double from its current pace of around 280,000 homes per year to between 430,000 and 480,000 homes per year over the next decade. The Parliamentary Budget Officer estimates 290,000 homes per year would be needed to close the supply gap.

Canadians demand immediate action, and this government is delivering with the urgency that this moment requires—with bold action to unlock supply and bring affordability back within reach.

From eliminating the GST for first-time buyers on homes at or under $1 million, to launching Build Canada Homes—a new federal agency that will drive investment and public-private cooperation—we will build faster and smarter.

Federal dollars invested in Build Canada Homes will be leveraged to attract private capital, investors, and builders to expand the housing supply. We are putting the conditions in place to catalyse maximum investment while mainstreaming advanced methods of construction, with the potential to cut building timelines by up to 50 per cent, reduce costs by as much as 20 per cent, and lower emissions by approximately 20 per cent during construction. With this, Canada can significantly increase its supply of affordable homes and become a global leader in housing innovation, including in construction techniques, sustainable materials, and leading-edge manufacturing.

22

These measures will make housing attainable, cities more vibrant, and communities stronger. Because every home built is another step toward a more affordable, more confident Canada while creating new careers for young Canadians in the skilled trades.

By building smart, building Canadian,

building now, we are building Canada Strong.

INTRODUCTION 23

By bringing down costs for Canadians

Budget 2025 will spend less on government operations and cut waste, so we can invest more in growing our economy and protecting essential programs that make life more affordable.

Our new government has been focused on bringing down costs and creating new opportunities for Canadians. We have:

●	Cancelled the divisive consumer carbon price, cutting gas prices by approximately 18¢ per litre in most provinces and territories.

●	Cut taxes for 22 million middle-class Canadians, saving a two-income family up to $840 per year.

●

Created opportunities for young Canadians to transition into the workforce and launch successful careers, by launching a Youth Climate Corps, and providing 175,000 placements through Canada Summer Jobs, the horizontal Youth Employment and Skills Strategy, and the Student Work Placement Program in 2026-27.

●	Made the National School Food Program permanent to provide meals to up to 400,000 children every year, allowing participating families with two children to save an average of $800 per year.

●	Begun the process to launch Automatic Federal Benefits that will reach up to 5.5 million low-income Canadians for the 2028 tax year to ensure everyone who deserves benefits receives them.

●	Renewed the Canada Strong Pass, helping families and young people travel and explore Canada for less.

●

Reduced Confederation Bridge and interprovincial ferry fares in Atlantic Canada—leading to a 25 per cent increase in usage of these services for visitors leaving Prince Edward Island in August, compared with the previous year.

●	Upheld the Canadian Radio-television and Telecommunications Commission decision to expand wholesale access, boosting competition and lowering Internet costs for Canadians.

A more affordable Canada also means a more competitive one. Budget 2025 will include early, but meaningful, measures to increase competition and drive down costs in key sectors such as telecommunications and banking. Our government will continue to push for more choice for Canadians across the economy.

Our government remains focused on empowering Canadians—by lowering costs, expanding opportunity, and protecting the vital social programs Canadians rely on, from child care to dental care to pharmacare.

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Canada Child Benefit
6M
National School Food Program
400k
Canada Disability Benefit
465k
Old Age Security Program
7.5M
Canada Student Loans and Grants
700k
$10-a-day Child Care
900k
Canada Workers Benefit
3M
Canadian Dental Care Plan
5M

INTRODUCTION 25

We are protecting vital social programs that millions of Canadians rely on Canada Child Benefit National School Food Program Canada Disability Benefit Old Age Security Program Canada Student Loans and Grants $10-a-day Child Care Canada Workers Benefit Canadian Dental Care Plan

Protecting Canada:

By Ensuring Safety for all Canadians

In a world that is growing more unpredictable, Canada can count on being one of the safest countries in the world. But more must be done. We must be ready to take a stronger approach in the face of increasingly sophisticated crimes to protect our people, our communities, and our economy.

That means reinforcing our borders, cracking down on organised crime and illegal trafficking, and protecting Canadians across the country so you can live, work, and worship in peace.

Canada’s new government is taking decisive action to keep Canadians safe:

●

Through Canada’s $1.3 billion Border Plan—an unprecedented investment in our borders—and new investments in Budget 2025, we are hiring 1,000 new Canada Border Services Agency officers, modernising border technology, and strengthening intelligence-sharing to stop illegal guns, drugs, and human smuggling before they reach our streets.

●

We are also hiring 1,000 new RCMP personnel to expand policing capacity and strengthen federal enforcement where Canadians need it most—from suppressing gun and drug trafficking and disrupting money-laundering networks, to boosting investigative capacity against professional enablers of organised crime.

●	As fraud becomes more sophisticated and impacts more Canadians, especially seniors and newcomers, we are launching a National Anti-Fraud Strategy to implement stronger protections for consumers.

●

We are creating a new Financial Crimes Agency that will be Canada’s lead enforcement agency on complex financial crimes. It will bring together the expertise necessary to investigate money laundering, fraud, and online financial scams.

●

Our government has launched an ambitious bail reform strategy to ensure that Canadians are safe in their communities. This includes making bail laws stricter and sentencing laws tougher for repeat and violent offending, to support the front lines and to invest in long-term prevention.

This is how we protect our sovereignty

at home and keep Canadians safe.

26

By Defending our Sovereignty and Security

In an increasingly dangerous and divided world, Canada must be ready to defend our people and values, to secure our sovereignty, and to stand as a strong, reliable partner with our allies.

Budget 2025 delivers on that commitment with a generational investment in our capacity to strengthen and protect our sovereignty and security. Canada’s new government is rebuilding, rearming, and reinvesting in the Canadian Armed Forces (CAF), ensuring our military has the personnel, equipment, training, and infrastructure it needs to protect Canadians and lead abroad. This includes the most significant pay increase for the CAF in a generation, and major investments to support the health needs of CAF members.

Canada will meet the North Atlantic Treaty Organization’s (NATO) 2 per cent defence-spending target this year—five years ahead of schedule—and accelerate investments in the years ahead to put Canada on a path to meeting NATO’s 5 per cent Defence Investment Pledge by 2035.

Our renewed commitment to defence will create good, high-paying careers for Canadian workers and drive investments that strengthen our economic, infrastructure, and collective resilience.

To that end, we are creating a new Defence Investment Agency and making significant progress on a Defence Industrial Strategy to rebuild domestic production capacity and strengthen our supply chains.

These investments will modernise our fleets, expand Arctic and maritime surveillance, bolster cyber and space capabilities, and create high-paying careers for Canadian workers across the country.

INTRODUCTION 27

Economic and Fiscal Overview

A Changing World, A New Opportunity

The global economy is undergoing a profound transformation. After decades in which globalisation and free trade underpinned growth, a fundamental shift is now underway—driven by economic nationalism, geopolitical uncertainty, and rapid technological change.

Major global events—from financial crises and pandemics to de-industrialisation and rising geopolitical tensions—have challenged long-standing institutions and the rules-based international system. Many countries are now placing greater emphasis on domestic resilience, including through policies aimed at securing critical sectors and supply chains.

Industrial policy, once seen as secondary to market forces, is returning to the forefront. In 2024 alone, governments worldwide introduced more than 2,500 industrial policy measures reflecting a transition in how governments are protecting national security interests and securing long-term competitiveness.

The United States, our largest trading partner, is fundamentally reshaping all of its trading relationships and putting up trade barriers, with its average tariffs across all countries rising from around 2 per cent at the end of 2024 to 17 per cent today. The effect is profound—hurting companies, displacing workers, disrupting supply chains, and causing uncertainty that is curbing investment.

This evolving global context is creating significant uncertainties for firms navigating investment and supply chain decisions in North America and across the world—precisely when Canada needs investment to build its future.

A Pivotal Moment for Canada’s Economy

For a country like Canada—where about one-third of national income comes from exports—these global shifts carry significant implications.

Canada’s trade relationships within North America remain central to its economy, but their nature is changing. New tariffs and shifting trade policies are straining supply chains and raising costs for Canadian exporters:

ECONOMIC AND FISCAL OVERVIEW 29

●

High tariffs and significant trade actions now apply to key exports to our largest trading partner, including autos, steel, aluminum, copper, softwood lumber, and wood products. A 35 per cent tariff also applies to non-Canada–United States–Mexico Agreement (CUSMA) compliant goods.

●	Canadian agricultural exporters are also facing higher Chinese tariffs on canola, pork, and seafood.

●	Tariff levels continue to shift, and uncertainty about future trade policy is elevated.

Despite these pressures, Canada continues to benefit from favourable access to our largest export market.

●	Canada has the best deal across all key U.S. trading partners, with 85 per cent of Canada-U.S. trade remaining tariff-free.

●	The average U.S. tariff rate on Canadian goods stands at 5.4 per cent—the lowest among all major countries trading with the U.S. (Chart 1).[1]

Chart 1 – U.S. Average Tariff Rate on Trade Counterparts

Sources: U.S. Census Bureau; Department of Finance Canada calculations.

1

The average tariff rate is calculated on the basis of interpretation of 2025 U.S. trade policy announcements implemented as of November 1 as applied to 2024 U.S. import shares. Calculation accounts for import tariffs only and excludes anti-dumping and countervailing duties. Precise rate calculation is subject to ongoing revision as implementation of tariff policies evolves.

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The economic strategy of the United States is shifting from a commitment to multilateral trade liberalisation to more transactional and managed bilateral trade and investment. The economic effects on the Canadian economy are already evident:

●

New tariffs, and the uncertainty caused by trade tensions, are weighing on exports, curbing business investment, and contributing to a broader slowdown in economic activity. The Canadian economy expanded by just 0.2 per cent in the first half of the year.

●

Labour markets are showing signs of strain, with trade tensions interrupting the recovery that had been underway since mid-2024. Although the economy has continued to create jobs, the unemployment rate rose from 6.6 per cent in February to 7.1 per cent in September (Chart 2), with trade-exposed industries and regions most affected.

●

The medium-term outlook has weakened. Real GDP is now projected to grow just above 1 per cent annually in 2025 and 2026 compared to projections of about 2 per cent in the 2024 Fall Economic Statement (FES 2024) (Chart 3). This is a risk that the economy is adjusting to a persistently lower growth trajectory—marked by weaker productivity and soft investment.

Chart 2 – Unemployment Rate Outlook

Notes: Dashed lines are projections. Last data point of actual data is 2025Q3.

Sources: Statistics Canada; Department of Finance Canada September 2024 and August 2025 surveys of private sector economists.

Chart 3 – Real GDP Growth Outlook

Sources: Statistics Canada; Department of Finance Canada September 2024 and August 2025 surveys of private sector economists.

ECONOMIC AND FISCAL OVERVIEW 31

These developments have also brought long-standing structural challenges into sharper focus: weak productivity, chronically low business investment, overreliance on U.S. demand, and internal barriers that fragment the Canadian market.

To support workers and businesses affected by new tariffs and trade tensions, the government has provided targeted sectoral measures, including re-training, income supports for workers, and liquidity, investment, and procurement supports for businesses. This immediate support is necessary, but not the entire solution.

While external forces will continue to shape the global economy, Canada retains the ability to chart its own economic course. By strengthening resilience, fostering innovation, and enhancing competitiveness, Canada can better withstand global shocks, seize new opportunities, and secure lasting prosperity for Canadians.

Building Canada’s Future Economy

Budget 2025 is our plan to build the strongest economy in the G7 and one that empowers Canadians to get ahead. It focuses on building our strength at home to ensure Canada does not just withstand global shifts but prospers from them.

Both Germany and Canada recognise that in this very testing time, they need to use their fiscal space. In the case of Canada, the Canadian authorities have been very decisive to take action in the context of changing relations with their main trading partner. And one of these actions is indeed to reform—modernise the budget framework by (…) separating operating expenses in the budget from investment—that ability to then focus strategically on investment that are pro-growth, that can lift up productivity. The areas that Canada identified, housing, infrastructure, energy, they are thinking of some strategic projects. These are areas that we see the need of doing more so Canada can lift up productivity.

— Kristalina Georgieva, International Monetary Fund Managing

Director, Annual Meetings 2025

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At its core, our plan is a long-term economic strategy that is anchored on four objectives:

●

Harnessing Our Strengths: Canada has what the world wants—it is an energy superpower in clean and conventional energy, among the top five producers of the world’s most important critical minerals, a leading developer of artificial intelligence and quantum, has a highly educated workforce, and the ability to attract top talent from around the world. Investments in these foundations, including major nation-building projects, will spur growth of our industries and help businesses thrive in today’s global economy.

●

Building Our Nation: Canada’s new government is investing to build major nation-building projects that are in our national interest. These projects will connect our regional economies to each other and to the world. Build Canada Homes will help double the pace of construction to build millions of more homes. As we build our nation, we are creating high-paying careers and supporting Canadian industries such as steel, aluminum, critical minerals, and softwood lumber, with our Buy Canadian Policy. It’s time to build big, build bold, and build now.

●

Unifying Our Economy: Becoming our own best customer requires a more integrated domestic market. The One Canadian Economy Act helps break down internal trade and labour barriers, which cost Canadians as much as $200 billion in lost opportunities a year. The Act expedites nation-building projects, and unleashes economic growth, with Indigenous partnerships and inclusion at the centre of this approach. Building one Canadian economy will create, and connect Canadians to, high-paying careers and more prosperity.

●

Diversifying Our Trade: We are developing a more flexible, resilient network of partners. Canada’s new Trade Diversification Strategy will strengthen existing relationships and open new markets for Canadian businesses, particularly in Asia. Our investments in trade infrastructure will increase Canada’s trade capacity. Through the Major Projects Office, we are also helping to develop transformative energy and trade corridors. This includes the Port of Churchill Plus project, that has the potential to expand export capacity in the North through Hudson Bay—increasing and diversifying trade with Europe and other partners, while more strongly linking Churchill, Manitoba to the rest of Canada.

ECONOMIC AND FISCAL OVERVIEW 33

To support our plan to build a stronger economy, the government is adopting a new growth-oriented approach to its budget—underscored by the shift in the composition of spending. This new approach is guided by two fiscal anchors:

1.	Balancing day-to-day operating spending with revenues by 2028–29, shifting spending toward investments that grow the economy; and

2.	Maintaining a declining deficit-to-GDP ratio to ensure disciplined fiscal management for future generations.

In addition to these anchors, Budget 2025 enables $1 trillion in total investment over the next five years through smarter public spending and stronger capital investment.

The economic impact of achieving this target would be substantial, compounding over time through higher productivity. As an illustration, with $500 billion in additional private investment over 5 years, real GDP could be about 3.5 per cent higher than otherwise by 2030, reflecting the enduring benefits of a more capital-rich economy. Over the same period, Canadians’ purchasing power would strengthen, with real GDP per capita $1,400 higher per year, on average. This lift in output could improve the budgetary balance by an average of $7 billion per year over the forecast horizon.

1. Global Context

Slower Global Growth and Rising Risks

Global economic growth has been solid over the last two years. Inflation in most advanced economies has fallen and given central banks, in Canada or elsewhere, the room to pause or cut interest rates, supporting household spending and business investment.

This year, risks to growth and inflation have risen. In particular, average U.S. tariffs are at levels not seen in decades (Chart 4), making trade more expensive and unpredictable. These trade measures are reshaping global trade and straining global supply chains. Measures of global economic uncertainty have eased from their peak earlier in 2025 but remain high—well above pre-pandemic norms and at levels typically linked with major crises.

Although some tariff measures were scaled back or delayed, U.S. bilateral tariff rates have increased on almost all trade counterparts and the shift to protectionist trade policy is clear.

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Early in 2025, the global economy proved more robust than anticipated. Businesses accelerated imports ahead of new U.S. tariffs, while supportive financial conditions driven by expectations of further policy interest rate cuts and strong equity markets helped sustain economic activity.

Those favourable conditions are now fading. The impact of higher trade barriers is becoming more visible with weaker reported earnings, trade being diverted away from the U.S., slower domestic demand in major economies, and softening labour markets. The International Monetary Fund (IMF) now sees higher tariffs leading to inflationary pressure re-emerging in the U.S., limiting the scope for further monetary stimulus.

Chart 4 – U.S. Average Tariff Rate, all U.S. imports

Sources: U.S Census Bureau; Department of Finance Canada calculations.

Looking ahead, international organisations—including the IMF and the Organisation for Economic Co-operation and Development (OECD)—expect global growth to slow in the second half of 2025 and into 2026 (Chart 5).

New trade tensions are reshaping the global economy, creating uncertainty and driving developments that affect oil prices, exchange rates, and long-term interest rates—also impacting Canada’s economic outlook.

●

Oil prices—an important driver of Canada’s economy and fiscal position—remain low and volatile. Soft global demand growth and continued OPEC+ production increases have weighed on markets. West Texas Intermediate (WTI) has traded between US$57 and US$81 this year, and is currently hovering around US$60 per barrel, substantially lower levels than expected in the 2024 Fall Economic Statement (FES 2024).

ECONOMIC AND FISCAL OVERVIEW 35

●

The U.S. dollar has fallen by about 7 per cent against other major currencies since the start of the year, as softer growth prospects and market concerns about its safe-haven status weigh on the currency. A weaker U.S. dollar lifts the Canadian dollar—helping ease inflation but reducing support exporters might otherwise receive amid new U.S. trade barriers.

●

Long-term sovereign bond yields have declined in the U.S. and Canada since July, amid expectations of greater monetary policy easing. However, yields remain elevated—or have even risen further—in some advanced economies over the past two years as markets price in concerns about the long-term sustainability of fiscal policy and demand higher premiums on government debt. Yields in Canada remain lower relative to peers (Chart 6), reflecting strong investor confidence in Canada’s fiscal position.

Chart 5 – IMF Real GDP Growth Outlook Sources: Haver Analytics; IMF, World Economic Outlook, October 2025.	Chart 6 – 10-year Government Bond Yields, Selected Advanced Economies Note: Last data points are October 24. Source: Haver Analytics.

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2. Canadian Economic Context

The Canadian Economy in the Face of New Tariffs

From an age when free trade was a motor of global economic growth, we have entered an age of economic nationalism and mercantilism. Canada’s largest export market, the U.S., is fundamentally reshaping all its trading relationships.

The U.S. tariff rate is now the highest it has been since the Great Depression in the 1930s, and these tariffs are being applied to all countries and nearly all goods. The trade war and the uncertainty it created has had profound effects on the Canadian economy.

After growing by more than 2 per cent in the second half of 2024, real GDP in Canada rose at an annualised pace of 0.2 per cent. Growth reached 2.0 per cent in the first quarter but contracted by 1.6 per cent in the second quarter, as trade activity brought forward in the two previous quarters unwound and new tariffs came into effect.

Despite headwinds, the Canadian economy has shown resilience and private sector forecasters expect modest growth to resume in the second half of 2025. The IMF predicts that Canada will have the second fastest annual growth in the G7 (after the U.S.) in both 2026 and 2027.

The impact of higher U.S. tariffs and ongoing uncertainty on the Canadian economy has been evident:

●	Exports contracted sharply, even as U.S. growth remained strong, and manufacturing sales declined as new tariffs were imposed.

●	Business sentiment has weakened in this environment (Chart 7), with declines across many sectors, including those exposed to trade.

●

Investment pulled-back in the first half of the year as businesses delayed or cancelled projects. Private sector forecasters expect investment weakness throughout 2025 (Chart 8), dragging on the economy’s productive capacity.

●	There were job losses in tariff-targeted sectors and those most exposed to trade, and hiring has been subdued among other sectors.

ECONOMIC AND FISCAL OVERVIEW 37

Chart 7 – Business Sentiment on

Current Conditions

Notes: The series is calculated by subtracting the share of firms citing bad business conditions from the share of firms citing good business conditions. Individual responses of very good or very bad conditions are double-weighted. Three-month moving average. Last data point is September 2025.

Source: Bank of Canada.

Chart 8 – Growth in Real Business

Investment

Note: The data point for 2024 is the average quarterly annualised growth throughout 2024.

Sources: Statistics Canada; Department of Finance Canada August 2025 survey of private sector economists; Department of Finance Canada calculations.

However, the Canadian economy has shown resilience, with domestic-facing sectors faring better. This highlights the importance of strengthening the domestic economy through investment in infrastructure and housing, including through Buy Canadian initiatives, while continuing to diversify trade and expand export markets.

Household spending has remained solid, with indications this strength continued over the summer months. Household balance sheets have benefitted from solid real wage gains, elevated household savings, lower borrowing costs, and rising asset values (Chart 9). At the same time, reduced travel to the U.S. and Buy Canadian initiatives have redirected some spending towards domestic products and services, providing additional support to local economies. Housing activity is returning to growth after a period of sharp pullback, although conditions remain uneven across regions.

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Chart 9 – Household Savings Rate

Note: Last data point is 2025Q2

Source: Statistics Canada.

Chart 10 – Real GDP Growth Outlook

Sources: Department of Finance Canada September 2024 and August 2025 surveys of private sector economists; Department of Finance Canada calculations.

The impact of new tariffs and the uncertainty they have caused is expected to continue to build. The outlook for growth is weaker than projected in the FES 2024 (Chart 10). Private sector economists expect real GDP growth to resume in the second half of 2025, with annualised growth of 0.2 per cent and 0.9 per cent in the third and fourth quarter, respectively.

Tariffs and supply chain disruptions are expected to drag on business investment and productivity. Combined with slower population growth, the level of real GDP is projected to be 1.8 per cent below what was anticipated in the FES 2024 before the trade conflict (Chart 11). Slower economic activity weighs on Canada’s fiscal capacity. The Department of Finance’s sensitivity analysis shows that this type of economic shock could result in a deterioration of the budgetary balance by $7 billion per year, on average, over the forecast horizon (see Annex 1 for details on the sensitivity of fiscal projections to economic shocks).

ECONOMIC AND FISCAL OVERVIEW 39

Chart 11 – Real GDP Level

billions of chained 2017 dollars

Sources: Department of Finance Canada September 2024 and August 2025 surveys of private sector economists; Department of Finance Canada calculations.

Canadian Exports Amid New Tariffs

Canada’s exporters are facing growing challenges from higher tariffs, uncertainty over future trade rules, and lower global demand. Exports to our largest trading partner have seen large declines, after initial front-loading of shipments as businesses tried to get ahead of the new tariffs. Newly added energy export capacity, such as the Trans Mountain expansion and LNG Canada, has cushioned some of the decline in exports.

Businesses in sectors directly targeted by tariffs, and the regions where these sectors have the largest footprint, have been the hardest hit. While domestic sales have partially offset weaker U.S. demand and firms have built up inventories, these have not fully made up the shortfall, and output in affected sectors has declined.

●	The value of Canadian exports to all destinations are down 7.2 per cent in August relative to their 2024 average, including exports to the U.S. declining by 10.4 per cent.

●

Steep declines have been seen in steel and aluminum exports where volumes are down 33 and 32 per cent respectively in August relative to their 2024 average (Chart 12). The U.S. first introduced 25 per cent tariffs on these products in March, then doubled them to 50 per cent in June.

●

China has applied 76 per cent tariffs on Canadian canola seed, and 100 per cent tariffs on canola oil and oilcake—effectively shutting Canadian canola out of the Chinese market. Canola exports are down 17 per cent since 2024.

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●

Auto and auto parts exports are down 9 per cent since 2024, yet this masks what would have been a pickup in growth if not for trade tensions. Planned expansions in the sector have been delayed, put on hold, or cancelled entirely due to trade uncertainty.

●	Despite most Canadian goods entering the U.S. duty-free, exports outside of directly tariffed sectors have also declined, reflecting spillovers from weakening industrial demand in the U.S.

●

There has been an encouraging pivot toward other destinations for exports since 2024 (Chart 13). In particular, exports of metal and non-metallic mineral products, energy, consumer goods, and electrical equipment to third country trade partners are all up more than 7 per cent in August relative to 2024, as firms seek to diversify trade and new export capacity for energy has come online.

Chart 12 – Change in Merchandise

Export Volumes, August 2025

Compared With 2024 Average

Notes: Copper products is an estimate and does not capture all copper products and content subject to tariffs.

Sources: Statistics Canada; Department of Finance Canada calculations.

Chart 13 – Canadian Merchandise Exports Notes: Data are on a customs basis. Last data point is August 2025. Sources: Statistics Canada; Department of Finance Canada calculations.

●

The pace of export decline has slowed in the third quarter as further declines in tariffed sectors were partially offset by recovering energy shipments and the launch of LNG Canada. Yet, steep declines earlier in the year have left exports well below last year’s levels. Forecasters expect exports to continue lagging growth in the broader economy over the next two years, as elevated tariffs weigh on U.S. demand and new markets take time to develop.

ECONOMIC AND FISCAL OVERVIEW 41

●

Expanding global partnerships with reliable, like-minded countries—including the EU, Korea, Japan, and Mexico—will help open new markets and reduce overreliance on any single trading partner, improving the long-term resilience of Canadian exporters.

Labour Market Amid Trade Uncertainty

The U.S. tariffs have had impacts throughout the labour market. Businesses are pausing hiring plans in response to new tariffs and trade tensions. This has interrupted the labour market recovery that had taken hold in late 2024.

Employment growth has slowed since January but rebounded in September, adding 60,000 jobs and offsetting earlier losses. Most of the rise in unemployment comes from slower hiring, as businesses delay or cancel job postings.

Layoffs have increased slightly from historically low levels but have stabilised recently, and new Employment Insurance claims remain relatively low, unlike previous episodes of economic slowdown.

Some Canadians are feeling the effects more acutely:

●

Job losses have been concentrated in trade-exposed sectors (Chart 14) like manufacturing, which has shed about 30,000 jobs since January. Employment in these sectors may remain subdued as businesses adjust to weaker U.S. demand. While unemployment has risen in most provinces, the largest increases have been in manufacturing-focused regions including Windsor and Oshawa in Ontario, and parts of British Columbia (Chart 15).

●

Young people are being disproportionately affected by weaker hiring. Youth unemployment rose from 12.9 per cent in February to 14.7 per cent in September—the highest level since 2010 outside of the pandemic period.

●	With fewer hiring opportunities across many sectors, job searches are taking longer, pushing up long-term unemployment.

●

Building the economy of the future requires ensuring that workers and industries are equipped to seize opportunities. We will create a strong, confident workforce by introducing a new reskilling package for up to 50,000 workers, making Employment Insurance more flexible and with extended benefits, and launching a new digital jobs and training platform with private-sector partners to connect Canadians more quickly to careers.

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●

The labour force has expanded more gradually as a result of slower population growth and immigration rates returning to sustainable levels under the 2025-2027 Immigration Levels Plan. These measures have helped ease pressure on the labour market, containing overall unemployment. Slower hiring has made it harder for youth and newcomers to find their first job, highlighting integration challenges for newcomers and entry barriers for young workers. Youth have faced particular strain, with their unemployment rate rising by 5.7 percentage points since 2022. Managed immigration growth is now helping to stabilise labour-market conditions and is expected to support better outcomes for youth.

●

The 2025-2027 Immigration Levels Plan is already delivering results: new temporary foreign worker arrivals have fallen by about 50 per cent this year, and new international student arrivals are roughly 60 per cent lower than in 2024. Asylum claims are also down by one-third so far in 2025.

Labour force participation among women and prime-aged workers has fallen slightly but remains high by historical and international standards:

●	Canadians remain engaged with the labour market and businesses continue to have a large pool of labour supply to draw from.

The unemployment rate is projected to remain elevated over the forecast horizon, peaking at around 7.2 per cent by the end of year before gradually easing.

Chart 14 – Employment Growth by

Reliance on U.S. Demand

Notes: Reliant industries are those with greater than 35 per cent of jobs reliant on U.S. demand. Last data point is September 2025.

Sources: Statistics Canada; Department of Finance Canada calculations.

Chart 15 – Unemployment Rates in

Major Cities, September 2025

Notes: Shows the five highest unemployment rates among the 20 most populous Census Metropolitan Areas, and the unemployment rates in the five most populous metros. Three-month average.

Sources: Statistics Canada.

ECONOMIC AND FISCAL OVERVIEW 43

Progress on Housing Supply Helping Ease Pressures

After softening earlier in the year, the housing market has stabilised, with home resales and new housing starts picking up once again, although activity remains uneven across regions. Housing affordability has improved for both renters and home buyers, supported by government actions such as investments in purpose-built rental construction, lower immigration targets, and new supports for first-time home buyers.

●	The elimination of the GST for first-time home buyers on homes up to $1 million and recent changes to mortgage rules will help make homeownership a reality for more Canadians.

●

Home sales have risen in five of the past six months, and forward-looking indicators—including sales-to-new-listings ratios and inventory levels—point to broadly balanced market conditions at the national level.

●

Easing home prices, lower interest rates, and robust income growth have improved affordability for first-time home buyers. The Bank of Canada’s housing affordability index has been improving for seven consecutive quarters, supported by a 2.75 percentage-points reduction in the policy rate since May 2024 and easing resale prices in several housing markets.

●

Housing starts have trended upward this year, averaging 277,000 units over the past six months—the highest level since 2021—driven by government-supported strength in purpose-built rental construction.

●

Strong rental construction, combined with early government measures to responsibly manage immigration and population growth, has alleviated housing pressures, with average asking rents down 3.2 per cent over the past year (Charts 16 and 17).

●	Government policies, such as the Apartment Construction Loan Program and Mortgage Loan Insurance, have helped maintain elevated levels of construction activity, particularly in the rental segment.

Government efforts are already helping to scale up the supply of homes and bring down costs.

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But restoring affordability over the long term will require sustaining this momentum and closing the supply gap. This is why Canada’s new government is taking measures to double the pace of construction to build millions of new homes, including through a new agency, Build Canada Homes.

●

Canada’s new government launched Build Canada Homes which will help double the pace of homebuilding over the next decade to increase housing supply, alongside other measures. It will also transform public-private collaboration and deploy modern methods of construction, as it catalyses the creation of an entirely new Canadian housing industry.

●

Build Canada Homes will deploy capital, create demand, and harness innovative housing technologies to build faster and more sustainably, 365 days a year. Build Canada Homes will place an intense focus on using cost-efficient and modern methods of construction such as factory-built, modular, and mass timber. Through bulk procurement and long-term financing, Build Canada Homes will mainstream these advanced methods of construction—with the potential to cut building timelines by up to 50 per cent, reduce costs by as much as 20 per cent, and lower emissions by approximately 20 per cent during construction.

●

The federal government is working with other levels of government to take action through a comprehensive suite of policy measures. These include low-cost financing for builders, incentives for purpose-built rental construction, cutting red tape, infrastructure investments, and initiatives to expand the skilled construction workforce.

●

Investments in new supply are being coupled by actions to responsibly manage immigration to alleviate pressures on housing demand. The 2026-2028 Immigration Levels Plan will return immigration to sustainable levels by stabilising new permanent resident admissions at less than one per cent of the Canadian population beyond 2027 and reducing the total number of temporary residents to less than 5 per cent of the population by the end of 2027, down from a peak of 7.6 per cent in 2024.

ECONOMIC AND FISCAL OVERVIEW 45

Chart 16 – Rental Unit Completions

and Average Asking Rent

Notes: Completions are a 12-month rolling sum. Last data points are September 2025.

Sources: Rentals.ca; Statistics Canada; Department of Finance Canada calculations.

Chart 17 – Population Growth

Note: Last data point is population on July 1, 2025.

Sources: Statistics Canada; Department of Finance Canada calculations.

Inflation Remains Within the Target Range

Consumer Price Index (CPI) inflation remains near 2 per cent, at 2.4 per cent in September, and has stayed within the Bank of Canada’s 1 to 3 per cent target range for the past 21 months. Canada has seen faster disinflation than many of its peers (Chart 18). The removal of the federal consumer carbon price in April helped to lower costs.

The strength of past costs pressures continues to keep underlying inflation elevated. Excluding indirect taxes, inflation was 2.9 per cent in September, and measures of core inflation have held slightly around 3 per cent in recent months. This reflects a few lingering forces:

●

Goods inflation (excluding energy) remains firm due to earlier global cost pressures that passed through to import prices. This was driven by global factors such as a weaker Canadian dollar in late 2024, higher industrial prices, and elevated global shipping costs—though these factors have eased recently.

●

Food prices have risen globally, including in Canada, reflecting past cost increases such as the depreciation of many global currencies against the U.S. dollar in late 2024. These past cost increases are still feeding through to food prices. Elevated global commodity prices and supply disruptions have also added further pressure. The increase in food prices in Canada is of a similar magnitude as its peers (Chart 19).

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●	Energy inflation remains moderate following the removal of the consumer carbon price, though higher global refinery margins, driven by tight supply and robust demand, have offset some of the decline.

●

Services inflation is still elevated, though shelter inflation is easing. Moderation in mortgage interest costs is expected to continue and the decline in rent inflation is expected to resume as population growth cools and more rental supply comes online, driving market rents down.

Chart 18 – Inflation Rate, September

2025 (or latest), Selected Advanced

Economies

Note: Inflation rates for September 2025 except for New Zealand (2025Q3) and Australia (2025Q2).

Source: Haver Analytics.

Chart 19 – Food Inflation, September 2025, G7 Notes: Year-over-year food inflation rates. Source: Haver Analytics.

Wage growth is putting more money in the pockets of Canadians, with paycheques rising even after accounting for inflation. Wage growth has now outpaced inflation for nearly three years (Chart 20).

Looking ahead, inflation is expected to remain close to 2 per cent as upward and downward price pressures balance each other:

●

Higher U.S. tariffs on their imports are increasing production costs for Canadian firms, which could add to domestic inflation. Cost pressures resulting from supply chain realignment as firms diversify their suppliers could also spill over into Canadian consumer prices, given tightly integrated North American supply chains.

ECONOMIC AND FISCAL OVERVIEW 47

●	The removal of most Canadian countermeasures means less upward pressure on many U.S. sourced goods prices going forward.

●	Slower domestic demand and softer labour market conditions putting downward pressures on unit labour costs will weigh down inflation more broadly.

The Bank of Canada has lowered interest rates significantly, providing support to domestic demand and the Canadian economy. Since May 2024, the policy rate has been cut by 2.75 percentage points to 2.25 per cent—below the midpoint of the Bank’s estimated neutral range. The Bank of Canada has eased monetary policy earlier and more decisively than many peers in this easing cycle, thanks in part to faster disinflation (Chart 21).

On October 29, the Bank cut its policy rate by 25 basis points, citing ongoing weakness in the economy and fewer upside risks to inflation. The Bank further noted that the policy rate was at the right level to help the economy through the current period of adjustment.

Chart 20 – Average Nominal Hourly

Wages and CPI Inflation

Notes: Average hourly wage rate for 15 years and over, all employees. Last data point is September 2025.

Source: Statistics Canada.

Chart 21 – Policy Rates, Selected

Advanced Economies

Notes: Covers the period spanning from 2022 to October 29, 2025. The rate shown for the euro area is the deposit facility rate.

Source: Haver Analytics.

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3. Canadian Economic Outlook

Global Uncertainty Is Impacting Canada’s Outlook

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy (see Annex 1 for more detailed discussion of forecast results).

Since 1994, Canada has used the average of private sector forecasts as the foundation for its economic and fiscal planning. This approach supports objectivity and transparency, and introduces a degree of independence into the government’s forecast process—a practice endorsed by international institutions such as the IMF.

In the August 2025 survey, forecasters incorporated new tariff measures and trade policy developments that were known at the time of the survey. In particular, they incorporated the uncertainty tariffs create and the burden they have placed on the Canadian economy. A gradual de-escalation of U.S. tariffs was assumed over the next two years, but a return to broadly open, low-tariff global trade was not anticipated.

Despite this uncertainty, forecasters expect modest growth in the second half of the year (Chart 23), after the economy stalled in the first half of the year. In this outlook, exports and business investment remain weak due to U.S. tariffs and uncertain demand prospects. Household spending remains robust but moderates along with weaker labour market conditions and slowing population growth.

Real GDP growth is projected to recover through 2026, supported by stabilising exports and a recovery in domestic demand amid lower interest rates. As the Canadian economy adjusts to the new trading environment, growth is expected to pick up to reach around 2 per cent by 2027 and beyond.

Despite the trade war, real and nominal GDP in Canada are still expected to expand. The IMF expects that Canada will see the second strongest real GDP growth in the G7 in 2026, following only the U.S. (Chart 22).

Overall, private sector forecasters expect real GDP growth of 1.1 per cent in 2025 and 1.2 per cent in 2026—revised down from the FES 2024 outlook of 1.9 per cent and 2.1 per cent, respectively. The level of real GDP is about 1.8 per cent lower than forecast in FES 2024 by the end of 2027. GDP inflation is expected to average 2.4 per cent in 2025 and 1.8 per cent in 2026 (compared to 2.0 per cent in

ECONOMIC AND FISCAL OVERVIEW 49

both years in FES 2024) but is broadly similar to the FES 2024 outlook afterwards. Over the forecast horizon (2025-2029), the level of nominal GDP is lower than the FES 2024 projection by $40 billion on average per year.

In the August survey, private sector economists expect:

●

Disinflation from the consumer carbon price removal and excess supply to largely offset cost pressures from tariffs and supply chain disruptions. As a result, CPI inflation is projected to average 2.1 per cent in 2025 and 2.0 per cent thereafter, consistent with the FES 2024 forecast.

●

Trade tensions continue to weigh on labour demand, resulting in the unemployment rate peaking at 7.2 per cent in the fourth quarter of 2025, averaging 7.0 per cent for the year (compared to 6.7 per cent in the FES 2024). It is projected to decline to 6.0 per cent by 2029.

●	The Bank of Canada to keep its policy rate at 2.25 per cent through 2026.

●	Short-term interest rates to be about 30 basis points lower on average than forecast in FES 2024, settling around 2.5 per cent by the end of the forecast period in 2030.

●	The 10-year bond rate to increase from an average of 3.3 per cent in 2025 to 3.6 per cent in 2029 (about 15 basis points higher than anticipated in FES 2024).

●

Forecasters in the survey saw greater risks to the downside given the possibility of escalating trade tensions, higher impacts from U.S. tariffs and trade policy uncertainty, and a potential financial market repricing (Chart 24).

Chart 22 – Real GDP Growth Projections

Sources: Statistics Canada; Department of Finance Canada September 2024 and August 2025 surveys of private sector economists; Department of Finance Canada calculations.

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Chart 23 – IMF Real GDP Growth Outlook, 2026	Chart 24 – Nominal GDP Level Difference from Budget 2025 Projections

Source: IMF, World Economic Outlook, October 2025.	Sources: Statistics Canada; Department of Finance Canada August 2025 survey of private sector economists; Department of Finance Canada calculations.

Economic Scenario Analysis

The August 2025 survey provides a reasonable foundation for economic and fiscal planning. However, the full impact of tariffs and trade uncertainty are still unfolding, and risks remain on multiple fronts. A core mission of the new government is to help households and businesses emerge stronger from global economic shifts by investing in the economy to catalyse growth and build resilience in the long run.

To support responsible planning amid this high uncertainty, the Department of Finance has developed downside and upside scenarios around the August 2025 survey forecast.

Downside Scenario

In this scenario, trade policy uncertainty remains elevated, leaving consumers and businesses cautious in spending and investment.

●

Global headwinds weigh on oil prices and financial assets, while a weaker U.S. economy reduces demand for Canadian exports. Adjusting to new U.S. tariffs proves more challenging than anticipated, dampening productivity growth.

ECONOMIC AND FISCAL OVERVIEW 51

●

Combined, these factors result in a decline in real GDP in the third quarter of 2025, followed by stalled activity in the fourth quarter and a protracted period of slower growth and higher unemployment (Chart 25).

●	Nominal GDP is, on average, lower by $51 billion per year over the forecast horizon relative to the August 2025 survey forecast (Chart 26).

Upside Scenario

In the upside scenario, trade policy uncertainty eases more rapidly as the U.S. concludes trade agreements with major partners and global tensions ease. Domestic measures to streamline internal trade, bolster competition, and diversify and deepen global partnerships contribute to a more predictable business environment.

●	Stronger-than-expected U.S. growth and higher global oil prices increase demand for Canadian exports, and there is a faster recovery in consumer spending and business investment.

●	The scenario incorporates modest productivity gains, reflecting the positive impacts of structural reforms that remove barriers to investment and productivity.

●	Nominal GDP is, on average, about $25 billion higher per year over the forecast horizon relative to the August 2025 survey forecast.

Chart 25 – Real GDP Growth

Projections

Sources: Statistics Canada; Department of Finance Canada August 2025 survey of private sector economists; Department of Finance Canada calculations.

Chart 26 – Nominal GDP Level

Projections

Sources: Statistics Canada; Department of Finance Canada August 2025 survey of private sector economists; Department of Finance Canada calculations.

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4. Building a Strong and

Competitive Economy

Canada’s Path Forward is to Improve Productivity

A strong economy is tied to strong productivity. Productivity growth, the basis of rising living standards and economic competitiveness, means finding ways for businesses and workers to produce more with the same effort.

●

When productivity grows everyone benefits: the wages and incomes of hard-working Canadians rise, businesses have the conditions to grow and to create more jobs, and Canada stays competitive in global markets.

●	If Canada’s productivity growth had matched the U.S. from 2017 to 2023, the median income of a family with one child would be nearly $11,000 higher.

●	A strong economy driven by productivity growth also provides steady revenues needed to fund the public services Canadians count on.

Over the past decade, Canada’s productivity performance has been persistently weak. In this time, productivity grew by only 0.3 per cent annually—less than one-third the pace of the previous two decades (Chart 27). This had led to substantial productivity gaps with other G7 economies (Chart 28).

Chart 27 – Labour Productivity Growth, Total Economy, G7 Sources: OECD; Department of Finance Canada calculations.	Chart 28 – Labour Productivity Level Relative to Canada, Total Economy, 2023 Sources: OECD; Department of Finance Canada calculations.

ECONOMIC AND FISCAL OVERVIEW 53

Perennially weak productivity growth is closely tied to longstanding weakness in investment. For decades, Canadian firms have invested less per worker than their American counterparts. This investment gap has worsened since 2015 after the collapse in commodity prices contributed to a sharp fall in energy investment.

●

Overall business investment within Canada has been flat over the past decade, while business investment in the U.S. has risen sharply (Chart 29). Much of this weakness has been driven by a retrenchment in capital spending by Canada’s energy sector following the sharp decline in global oil prices in 2015, and the contrasting increase in U.S. technology investment in recent years.

●

Canada’s economy has also faced weak investment in machinery and equipment, research and development, and intangible assets like intellectual property, data, and software that is pervasive across sectors.

Businesses often perceive the risks and costs of investments in high-risk and innovative assets as outweighing the rewards, a mindset reinforced by structural impediments such as the regulatory environment, limited competition, and scale constraints. In addition, Canada’s economy remains oriented toward lower-growth activities, with limited export exposure to dynamic, high-growth markets abroad, and relatively weak investment in technology. Overcoming these barriers will require a structural shift toward greater risk-taking and a stronger focus on innovation-driven growth.

The most immediate way to jumpstart productivity growth is to address structural impediments and increase investment—in machinery, equipment, innovation, and infrastructure that allow workers to build faster and at a more competitive cost. This includes tackling longstanding weaknesses such as internal trade barriers, enhancing regulations and project approval processes, and increasing competition (Chart 30)—all proven measures to strengthen competitiveness, attract private investment, and supercharge growth.

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Chart 29 – Real Business Investment

Since 2000, Canada and U.S.

Note: Last data point is 2025Q2.

Sources: Statistics Canada; U.S. Bureau of Economic Analysis. Department of Finance Canada calculations.

Chart 30 – Competition-Friendliness

Index of Regulations, Top 5 and G7, 2023

Note: The Product Market Regulation (PMR) index ranges between 0 and 6 with higher values reflecting less competitive regulations.

Sources: OECD; Department of Finance Canada calculations.

Canada must also look to new high-growth markets and invest in technology that can unlock its economic potential. Doing so will position the economy for success in the future defined by the twin transformations of digitalisation and decarbonisation that are driven by technology advancement.

The status quo is no longer an option—the current challenges require a comprehensive response. We must drive Canada’s productivity growth to reinvigorate Canada’s industrial capacity, which will allow us to successfully pivot to other markets, build more homes, and leverage our natural resources.

Canada’s New Industrial Strategy

Canada is already among the most prosperous countries in the world. We enjoy the comparative advantages of being an energy superpower, having a highly skilled workforce, the ability to attract top global talent, and an abundance of critical minerals and other resources that the world needs. But to thrive in the rapidly evolving global economy, Canada must build its strength at home. To that end, through Budget 2025, the government is taking a proactive approach with the introduction of a new comprehensive industrial strategy to drive productivity and build a stronger economy that protects Canadian workers, builds major infrastructure, buys Canadian goods, and diversifies our exports.

ECONOMIC AND FISCAL OVERVIEW 55

High-Impact Actions for Lasting Growth
High impact actions to drive productivity growth can deliver benefits that compound over time—supporting higher wages, stronger private sector investment, and greater resilience to future shocks.

Chart 31: Typical Range of Economic

Returns per Dollar of Public Investment

Note: Economic return refers to GDP.

Source: Department of Finance Canada calculations

●  Productivity super-deduction: providing enhanced tax incentives that help companies recover investment costs faster

Canada’s new government is taking these high-return actions:
● Infrastructure projects: connecting markets and regions, enabling private investment
● Public investment in R&D: fostering innovation and accelerates technology adoption
● Regulatory reforms: cutting red tape that slows private investment, limits trade and labour mobility, and restricts competition

The combined effect of high-return actions can create a virtuous cycle of economic growth. For instance, improved infrastructure can facilitate the dissemination of new technologies developed through public investment in R&D, while regulatory reforms can ensure that these technologies are adopted efficiently across industries. Over time, these high-return actions can lead to a more dynamic and resilient economy.

These high-return actions will help to catalyse $500 billion in private investment over the next five years. The economic impact of achieving such target would be substantial, compounding over time through higher productivity. To illustrate, with $500 billion in additional private investment, real GDP could be about 3.5 per cent higher than otherwise by 2030, reflecting the enduring benefits of a more capital-rich economy. Over the same period, Canadians’ purchasing power would strengthen, with real GDP per capita $1,400 higher per year, on average. This lift in output could improve the budgetary balance by an average of $7 billion per year over the forecast horizon. All these benefits underscore the importance of capital-driven economic growth for Canada’s economy.

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Recent and newly proposed measures in Budget 2025 will work together to catalyse a virtuous cycle of investment and strengthen productivity over the years to come. In addition to crowding-in private sector investment at a time of economic uncertainty, they are collectively designed to address critical policy challenges through renewed industrialisation of Canada.

●

The new Major Projects Office will fast-track nation-building projects and coordinate federal financing to help build projects faster. These projects will connect our country, attract domestic and global capital, and create high-paying careers.

●	Build Canada Homes will catalyse the creation of an entirely new Canadian housing industry that uses modern methods of construction to boost productivity, sustainably and at scale.

●

Canada’s new Defence Industrial Strategy will strengthen our industrial capabilities, give ourselves the tools we need to meet our defence requirements, and seize the opportunities that arise. With increased procurement there are more opportunities for Canadian workers, businesses, and manufacturing across supply chains, supporting Canadian steel, aluminum, critical minerals, and cyber industries. These investments will also help Canada realise its NATO commitments, enhancing our collective security.

●

With the new government’s Buy Canadian Policy, we will be our own best customers. When we build, we will do so with Canadian goods and suppliers. This requires an economy that is more unified than it has ever been by removing internal trade barriers to increase flows of goods and services across the country—creating One Canadian Economy.

●

The new Climate Competitiveness Strategy—combining strengthened industrial carbon pricing, a streamlined regulatory environment and aggressive tax incentives—will accelerate investment to drive down emissions in key sectors, boost market access for Canadian exports, and grow jobs and the economy.

●

Our Trade Diversification Strategy will build a new web of trade relationships around the globe and open new markets for Canadian businesses. This will help Canada transition from an economy reliant on one trade partner to one resilient to global shocks.

ECONOMIC AND FISCAL OVERVIEW 57

Enabling $1 Trillion In Total Investment

To drive productivity, boost the capacity of Canada’s economy and to secure a prosperous future for Canadians, Canada needs a sea change to reverse Canada’s history of weak private sector investment. The government is acting decisively by improving regulatory efficiency, increasing competition, boosting tax incentives for new investments, and promoting generational investments in housing and infrastructure.

We will attract private capital by accelerating major projects. The first five projects referred to the new Major Projects Office collectively represent $60 billion in total capital investment. Further nation building projects will be announced this month. Taken together, these nation-building projects are expected to trigger at least $150 billion in total capital investment.

Budget 2025 will attract further investment by unlocking AI data centres, building the next generation of infrastructure, supercharging housing construction, and developing our defence industry. The Budget will encourage companies to invest and innovate in Canada through investment tax credits, the Productivity Super-Deduction, and improvements to the Scientific Research and Experimental Development tax incentives.

The measures proposed in Budget 2025 put Canada on track to meet our investment objectives. Of the government’s planned capital spending over five years, about $280 billion (cash basis) is in support of third parties. These incentives and this planned spending enable more than $1 trillion in total investments. As they are realised, the return on this investment will be more jobs, faster growth and more resources to support social programs so that all Canadians get ahead.

Infrastructure	$315 billion
Supports for Private R&D	$210 billion
Housing	$130 billion
Industrial Development Programs	$270 billion
Accelerated Depreciation and Immediate Expensing Measures	$60 billion
Other Tax Incentives	$95 billion
Total	$1,080 billion

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These generational investments will create demand for domestic production while supporting growth of our strategic sectors and empowering Canada to capitalise on its natural advantages. Enabling investments for our resources sectors will allow Canada to maintain its core economic strengths while transitioning our economy to a cleaner future.

Investment in the areas of skills and technology will also help build new capabilities and bolster Canada’s productive capacity. Canada has a significant potential, comparable if not better than other advanced economies, in emerging technologies such as AI or Quantum computing (Chart 32). Investments that help set the foundation during the early adoption stage could enhance Canada’s future growth prospects in these critical technologies. The government will continue to support the growth of these technologies in Canada and develop a new AI strategy by the end of 2025.

These measures are further reinforced by a series of actions to build a competitive marketplace where businesses can live up to their full potential. Canada’s new industrial strategy will seek to streamline regulations, fast-track project approvals, introduce pro-competitive reforms, and reduce taxes on investment to enable both the public and private sector to move quicky to build Canada strong.

The goal is clear—boost Canada’s productive capacity to build a stronger economy; protect our industries, workers and sovereignty; and empower Canadians through greater affordability and the resources to excel in a rapidly evolving global economic future. To achieve this goal, Canada needs more business investment, fewer barriers to growth, and more competition. With further steps in Budget 2025, the government’s new industrial strategy is advancing these objectives.

Chart 32 – Productivity Growth Potential from AI Adoption, Annual Average over 10-year Period, G7 Sources: OECD; Department of Finance Canada calculations.

ECONOMIC AND FISCAL OVERVIEW 59

Overview of Actions and Outcomes

Outcomes	Recent and Budget 2025 Actions
Action 1: Harnessing Our Strengths

Capitalising on our resources	Major Projects Office, Major Project Financing, Indigenous Loan Guarantee Corporation

Skilled workforce meeting the needs of an evolving economy	Recruiting international talent, Additional support for youth employment & skills programs, Union Training and Innovation Program
Action 2: Building Our Nation

Moving up the value chain through investment in technology	Enhancing SR&ED, Sovereign public AI infrastructure

Transition to a low-carbon economy and climate competitiveness	Enhancing Clean Economy Investment Tax Credits, Climate Competitiveness Strategy

Housing affordability and cost of living	Launching Build Canada Homes

Leveraging increased defence spending for economic growth	Buy Canadian Policy, BOREALIS, Defence Investment Agency
Action 3: Unifying Our Economy

Eliminating Internal trade barriers holding back growth	One Canadian Economy Act, Engaging with provinces & territories
Action 4: Diversifying Our Trade

Diversifying destinations for Canadian exports	Enhancing trade finance, Support for seeking new markets, Support for strategic sectors, Trade Infrastructure Strategy
Bringing It All Together—Policy Framework to Drive Investment

Incentivising business investment	Productivity Super-Deduction, Support for venture capital

More efficient and competitive marketplace	Competition in telecom and financial sectors, Restricting non-compete agreements

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5. Economic Strength Through Fiscal Discipline

Realising the full potential of the government’s new industrial strategy will require doing things differently. Over the past decade, government spending has grown rapidly, with direct program expenses increasing by 8 per cent annually—a pace that is no longer sustainable. To make the generational investments needed to strengthen Canada’s industries, support its workers, and defend its values and interests, the federal government will need a new approach, one that spends less to invest more.

We will make responsible choices to spend less on government operations and reduce wasteful spending, so Canadians can invest more in the workers, businesses, and nation-building infrastructure that will build Canada strong.

This new approach is guided by two fiscal anchors:

Balance operating spending with revenues by 2028-29, shifting the composition of spending from day-to-day operations to investments that support capital formation and productivity.

Maintain a declining deficit-to-GDP ratio, reflecting disciplined fiscal management that safeguards economic stability for future generations.

In addition to these anchors, the government’s new fiscal approach will be driven by one overarching target to catalyse $500 billion in new private sector investments over the next five years, by focusing federal spending toward capital formation and projects that attract private investment, creating a virtuous cycle of investment and economic growth.

New Approach to Budgeting

To help the government shift its focus and drive capital formation across the economy, it is implementing a new Capital Budgeting Framework. Announced on October 6, the Framework provides a consistent way to classify spending, including tax expenditures, that contributes to capital formation (called ‘capital investment’) from day-to-day operating spending. Capital investments are the building blocks to economic growth. The Framework encompasses spending not only on the government’s own assets, but also support for capital formation by other levels of government and the private sector. For example, it includes

ECONOMIC AND FISCAL OVERVIEW 61

transfers to provinces and territories under infrastructure agreements and capital-focused tax incentives such as the clean economy investment tax credits.

Importantly, the Framework is meant to enhance—not replace—existing financial reporting. Further details on the Capital Budgeting Framework can be found in Annex 2.

This framework now guides budget decisions toward measures that empower Canada to capitalise on its advantages and grow our economy, all while keeping overall spending sustainable. As highlighted by the IMF in its October 2025 Fiscal Monitor, redirecting government spending toward areas that increase an economy’s productive capacity—such as infrastructure—while improving efficiency in less productive areas (e.g., administrative overhead) can unlock substantial long-term economic gains.

In relation to the government’s recent actions, the Managing Director of the IMF, Kristalina Georgieva, noted “In the case of Canada, the Canadian authorities have been very decisive to take action in the context of changing relations with their main trading partner.”

Consistent with this framework, a significant portion of net new spending in Budget 2025 is classified as capital investment, totaling more than $32.5 billion over five years. This includes key measures to further Canada’s new industrial strategy, by:

●	improving and expanding community and regional infrastructure through a new Build Communities Strong Fund;

●	driving growth and innovation through a new Productivity Super-Deduction;

●	supercharging homebuilding and productivity in construction through Build Canada Homes; and,

●	rebuilding domestic production capacity through a Defence Industrial Strategy.

Cumulative capital investment over the 2024-25 to 2029-30 period, inclusive of planned investments in this budget, is expected to total $311.5 billion on an accrual basis, or $502.2 billion on a cash basis. With measures in the budget, annual capital investment will also nearly double from $32.2 billion in 2024-25 to $59.6 billion in 2029-30 (Chart 33). As a share of the deficit, capital investment will grow from 58 per cent in 2025-26 to 100 per cent from 2028-29 onwards (Chart 34).

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Chart 33 – Capital investments, historical and

projected

For years prior to 2024-25, ongoing capital investments and identifiable precursor programs are included.

Chart 34 – Spending less to

Invest More

Source: Department of Finance Canada.

To remain fiscally sustainable, the shift in spending toward capital investment requires a reduction in day-to-day operating spending. Budget 2025 delivers on this through an ambitious savings plan—the Comprehensive Expenditure Review—which will reduce duplication and inefficiencies and realign activities towards the core federal mandate. The Comprehensive Expenditure Review will rein in government spending—saving Canada $13 billion annually by 2028-29 (detailed in Annex 3), for a total with other savings and revenues of $60 billion over five years. With these efforts, growth in direct program expenses is expected to average under 1 per cent over the Budget 2025 planning horizon, compared to 8 per cent over the last decade.

ECONOMIC AND FISCAL OVERVIEW 63

Chart 35 – Growth in Expenses

Compound Annual Growth Rate between 2025-26 and 2029-30.

Over the next four years, capital investments in the economy as well as major transfers to people, provinces, and territories will grow, but spending on other expenses will fall. With this prudent fiscal management, by 2028-29, the government will meet its anchor of balancing its day-to-day operating spending with revenues, creating the fiscal space needed in this budget to make generational investments in Canada’s future.

Chart 36 – Public Service and Canadian Population Growth Index – 2019=100

Sources: Statistics Canada, Treasury Board Secretariat, Finance Canada calculations.

Notes:

1) Annual public service population figures are as at March 31. Annual Canadian population figures are as at July 1, with estimates beyond 2024 based on Statistics Canada’s M1 projection.

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Through the Comprehensive Expenditure Review, and the introduction of new and better tools such as AI, the tech-enabled public service of the future will continue to deliver the services that Canadians depend on, while bringing public service growth in line with forecasted Canadian population growth.

Beginning with this budget, as announced on October 6, the government is also transitioning to a fall budgeting cycle. This new timing will facilitate expenditure oversight by Parliamentarians and help builders, investors, and every level of government to make smarter, faster decisions. Providing certainty and predictability is what unlocks investment—so that projects can begin as soon as construction season starts. Fall budgets will be complemented by economic and fiscal updates in the spring.

Fiscal Outlook

The impact of recent U.S. tariffs and uncertainty over future trade rules have weighed on the Canadian economy. The downward revisions to the economic outlook relative to FES 2024 could be expected to result in an average estimated deterioration in the budgetary balance of $7 billion per year over the forecast horizon.

The deficit in 2025-26 also reflects the proactive steps the government has taken to stand up for Canadians and invest in our future growth, including through Budget 2025. Notably, the government has acted to:

●	Respond to global economic shifts and protect Canada’s sovereignty, including by investing:

○	$3.0 billion in 2025-26 to support workers and industries in sectors most impacted by U.S. tariffs and trade disruptions, helping them reskill, retool, and pivot to their future.

○	$7.2 billion in 2025-26 to rebuild, rearm, and reinvest in the Canadian Armed Forces, enabling Canada to achieve NATO’s 2 per cent defence target this fiscal year, half a decade ahead of schedule.

●	Deploy $10.4 billion in 2025-26 to bolster the economy while reducing costs for Canadians, including by cutting taxes and increasing investments to build more homes.

These measures are intended to respond to immediate challenges while building Canada’s long-term economic strength and security.

ECONOMIC AND FISCAL OVERVIEW 65

Looking beyond 2025-26, with the actions taken in Budget 2025 to spend less to invest more, the government is meeting its fiscal anchor as the projected deficit as a share of the economy declines across the horizon, from 2.5 per cent in 2025-26 to 1.5 per cent by 2029-30. The federal debt-to-GDP ratio also remains relatively stable across the horizon.

Prudent fiscal management keeps Canada’s finances on a sustainable path, and will help preserve the country’s fiscal advantage when compared to G7 peers.

Table 1

Economic and Fiscal Developments, Policy Actions, and Measures

billions of dollars
	Projection
	2024–	2025–	2026–	2027–	2028–	2029–
	2025	2026	2027	2028	2029	2030
Budgetary balance – FES 2024	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0
Economic and fiscal developments since FES 2024	12.0	-7.1	-3.6	-7.5	-11.1	-12.6
Budgetary balance before policy actions and measures	-36.3	-49.2	-34.5	-37.9	-38.8	-35.6
Policy actions since FES 2024		-9.0	-9.1	-6.8	-5.1	-5.9
Budget 2025 measures (by chapter)
1. Building a Stronger Canadian Economy		-0.1	-3.0	-3.0	-2.6	-4.6
2. Shifting from Reliance to Resilience		-3.1	-4.7	-3.7	-2.9	-2.1
3. Empowering Canadians		-9.2	-10.2	-10.1	-9.7	-9.0
4. Protecting Canada’s Sovereignty and Security		-7.3	-11.7	-13.3	-15.2	-15.4
5. Creating a More Efficient and Effective Government		-0.5	7.8	11.4	16.4	16.1
Subtotal – Budget 2025 measures		-20.1	-21.8	-18.8	-14.0	-15.0
Total – Policy actions since FES 2024 and Budget 2025 measures		-29.1	-30.9	-25.6	-19.1	-20.9
Budgetary balance	-36.3	-78.3	-65.4	-63.5	-57.9	-56.6
Budgetary balance (per cent of GDP)	-1.2	-2.5	-2.0	-1.9	-1.6	-1.5
Federal debt (per cent of GDP)	41.2	42.4	43.1	43.3	43.3	43.1
Budgetary balance – FES 2024	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0
Budgetary balance (per cent of GDP)	-1.6	-1.3	-0.9	-0.9	-0.8	-0.6
Federal debt (per cent of GDP)	41.9	41.7	41.0	40.2	39.5	38.6

Note: A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

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The government’s new budgeting approach ensures that by 2028-29 deficits reflect investments that support capital formation—capital investments will go from slightly more than half of the deficit this year to all of it in 2028-29 and future years. This necessary shift is key to the government realising its target of catalysing $500 billion in additional private sector investment over the next five years.

By encouraging growth, the benefits of these investments compound over time, as output and income increase. This in turn will generate additional fiscal revenues—which for prudence are not included in Budget 2025 projections, enhancing Canada’s capacity to meet future challenges. Measures included in Budget 2025 will have a net cost of $89.7 billion over five years. Of this, $32.5 billion will be capital investment under the new Capital Budgeting Framework, including generational investments to drive capital formation such as improving infrastructure through a new Build Communities Strong Fund , supercharging growth and homebuilding through a Productivity Super-Deduction and Build Canada Homes, and increasing defence spending to protect Canada’s sovereignty in a way that also grows the economy through a Defence Industrial Strategy.

Economic Scenario Analysis

Canada continues to rest on strong economic fundamentals that provide the capacity to rebound from short-term shocks. However, higher U.S. tariffs and rising geopolitical tensions have created significant uncertainty, heightening risks to the economic and fiscal outlook.

To facilitate prudent economic and fiscal planning around these risks and to further stress-test its baseline forecast, the Department of Finance has developed downside and upside scenarios of Canada’s economic outlook.

In the upside scenario the budgetary balance would improve by an average of approximately $5.0 billion per year over the planning horizon. The federal debt-to GDP ratio would stabilise in the near-term and fall more rapidly from 2026-27 onward, reaching 42.2 per cent by 2029-30 (see Chart 37).

In the downside scenario, the budgetary balance would deteriorate by an average of approximately $9.2 billion per year over the planning horizon. The federal debt-to-GDP ratio would be expected to rise to 45.3 per cent by 2028-29 before falling to 45.2 per cent by 2029-30 (see Chart 38).

Full details of the government’s fiscal outlook and the fiscal impact of the scenarios can be found in Annex 1.

ECONOMIC AND FISCAL OVERVIEW 67

Chart 37 – Federal Deficit in

Economic Scenario

Source: Department of Finance Canada.

Chart 38– Federal Debt-to-GDP

Ratio in Economic Scenario

Source: Department of Finance Canada.

Preserving Fiscal Firepower for Future Generations

In uncertain times, strategic investments today are the surest path to tomorrow’s prosperity and security. That is why the government is shifting the fiscal debate from “how much” we borrow to “why” we borrow—seizing generational opportunities and ensuring that public dollars back high-impact actions with lasting economic returns. Investing more while spending less on government operations will help secure sustained economic and fiscal capacity well into the future.

The government’s economic plan is fiscally sustainable:

●	Modelling scenarios developed by the Department of Finance show the federal debt-to-GDP ratio on a declining trajectory over the longer term (Chart 39).

●

Long-term projections help illustrate that fiscal sustainability depends not only on sound fiscal policies, but also on strong economic policies and growth-enhancing investments, such as those presented in Budget 2025.

●	These policies work together to catalyse a virtuous cycle of investment, contributing to sustained increases in economic activity and, in turn, helping lower the government’s debt burden.

●

As an illustration, with $500 billion in additional private investment over five years, real GDP could be about 3.5 per cent higher than otherwise by 2030, which would produce an even more pronounced downward trajectory for the federal debt-to-GDP ratio over the longer-term.

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Preserving fiscal firepower is crucial to manage future pressures, including, among others, from recessions, additional defence spending, population aging, climate change, and the transition to net-zero emissions.

 Chart 39 – Long-Term Projections of the Federal Debt

Notes: While based on reasonable assumptions, long-term projections should not be viewed as forecasts. Notably, the baseline projection does not reflect all potential economic and fiscal impacts of the global economic evolutions that Canada will have to navigate over the coming decades, nor does it fully reflect positive impacts that can be expected to result from recent and future economic policies. Details and sensitivity analysis around these long-term fiscal projections are presented in Annex 1. To illustrate the lasting impacts of a more capital-rich economy, the stronger economic growth scenario assumes that real GDP is higher by about 3.5 per cent by 2030.

Sources: Statistics Canada; Department of Finance Canada.

Maintaining Canada’s Fiscal Advantage

Across the globe, geopolitical instability, structural economic shifts, and intensifying global competition are redefining the role of government. At the same time, there is growing recognition that underinvestment carries a steep cost—slower growth, eroded competitiveness, and weakened security.

Like Canada, many countries around the world are responding with bold, forward-looking strategies that place investment in productivity, innovation, and defence at the core of their fiscal and economic agendas.

Canada is well positioned to seize generational opportunities and turn this moment of global uncertainty into one of national opportunity.

●	Canada’s net debt-to-GDP ratio stands at just 13.3 per cent, compared to the G7 average (excluding Canada) of 101.4 per cent (Chart 40).

●	Canada’s net debt burden today is lower than that of any other G7 country, and is even below the levels of those countries prior to the pandemic.

●	Canada also has one of the smallest deficits in the G7 as a share of the economy (Chart 41).

ECONOMIC AND FISCAL OVERVIEW 69

Chart 40 – All Levels of Government

Net Debt, G7

Chart 41 – All Levels of Government

Budgetary Balance, G7

Notes: The internationally comparable definition of “all levels of government” includes the central, state, and local levels of government, as well as social security funds. For Canada, this includes the federal, provincial, territorial, and local and Indigenous government sectors, as well as the Canada Pension Plan and the Québec Pension Plan.

Source: IMF, Fiscal Monitor, October 2025.

Canada’s fiscal position also stands out among a broader set of 30 other advanced economies, posting a below-average deficit-to-GDP ratio and one of the lowest net debt-to-GDP ratios among the group (Charts 42 and 43).

This marks a sharp contrast with Canada’s fiscal situation in the 1980s and early 1990s, when sustained deficits led to a rapid rise in the net debt burden and an erosion of Canada’s fiscal advantage relative to its peers.

Canada is also one of only two G7 economies, along with Germany, to have an AAA rating from major global credit rating agencies. Canada’s AAA credit ratings help maintain investors’ confidence and contributes to maintaining low borrowing costs.

The government’s new approach for a strong Canada, focused on driving high-impact investments while reinforcing fiscal discipline by reducing day-to-day operating spending, will help ensure Canada maintains its fiscal advantage going forward.

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Chart 42 – All Levels of Government Budgetary Balance, Adv. Economies	Chart 43 – All Levels of Government Net Debt, Adv. Economies

Notes: The internationally comparable definition of “all levels of government” includes the central, state, and local levels of government, as well as social security funds. For Canada, this includes the federal, provincial, territorial, and local and Indigenous government sectors, as well as the Canada Pension Plan and the Québec Pension Plan. “30 Other Advanced Economies” are: Australia, Austria, Belgium, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Iceland, Ireland, Israel, Italy, Japan, Korea, Latvia, Lithuania, Luxembourg, New Zealand, Netherlands, Portugal, Slovak Republic, Slovenia, Spain, Sweden, Switzerland, Taiwan, United Kingdom, and the United States. For greater readability, budgetary balance data points for Ireland in 2010 (-32.1) and for Iceland in 2016 (12.4) have been excluded from the other advanced economies range calculations. Norway, a statistical outlier due to its significant net asset position (+154.7 per cent of GDP in 2024), has been excluded from the group.

Source: IMF, World Economic Outlook, October 2025.

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CHAPTER ONE

BUILDING A STRONGER

CANADIAN ECONOMY

1.1	Accelerating Major Nation-Building Projects

1.2	Supercharging Growth

1.3	Canada’s Climate Competitiveness Strategy

1.4	Increasing Competition

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Canada has always been a proud nation of builders. In our earliest years, we were unified by a national railway. In the final years of the 1950s, the St. Lawrence Seaway was fully completed with 15 locks linking the Great Lakes to the Atlantic Ocean stretching over 3,700 kilometres. In the same decade, tens of thousands of blasters, steelworkers, roadworkers, and carpenters started construction on the Trans-Canada Highway.

These infrastructure projects connected our nation and built our economy. It is time we start building again at speed and scale.

The new government’s core mission is to empower Canadians by building Canada’s economic strength.

This call for action is more pertinent than ever with the trade war causing uncertainty and presenting economic challenges. The latest Bank of Canada Business Outlook Survey revealed that over 60 per cent of firms cited uncertainty surrounding financial, economic, and political conditions as their most pressing concern. This has been reflected in slower hiring and businesses delaying or cancelling projects, with business investment falling by 8 per cent annualised in the second quarter. Forecasters expect business investment weakness to persist throughout 2025. However, this period of global change can be our opportunity to invest in our economy and position Canada for stronger, more sustainable growth in the future.

In a rapidly shifting global landscape, we cannot control what other nations do. We can control what we choose to do—and we are choosing to build.

Budget 2025 capitalises on a generational opportunity—not seen since the economic transformation engendered by C.D. Howe in the wake of the Second World War—to transform our economy, our energy, our trade relations, and our collective defence.

To help drive this transformation, the government is focused on catalysing private sector investment in Canada—investment in machinery, equipment, and innovation that enhances long-term growth potential and will help jumpstart and sustain productivity growth.

Canada’s new government is focused on creating the conditions that allow businesses to succeed—investing in strategic infrastructure, modernising regulatory and competition frameworks, and accelerating the development and adoption of critical technologies such as AI and clean technology.

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And we are already making progress. In a short time, the government has launched the Major Projects Office to fast-track nation-building projects, and Build Canada Homes, which will help double the pace of construction over the next decade. As Canada’s new government embarks on these missions, we are also ensuring Canadian workers and businesses have the tools they need to drive this transformation and thrive from it.

In this time of uncertainty, there is also a heightened urgency to make our economy more resilient and competitive. Through this budget, the government will tackle structural issues that are holding back Canada’s economy—internal trade barriers, burdensome regulation, and weak competition intensity. Eliminating our barriers to growth will usher in a new era of economic security and prosperity for Canadians.

1.1 Accelerating Major

Nation-Building Projects

For too long, the construction of major infrastructure in Canada has been stalled by arduous, inefficient approval processes. Uncertainty, red tape, and duplicated and complicated review processes have all curbed investment.

Statistics Canada estimates that federal regulatory burden rose 37 per cent between 2006 and 2021. Had it remained at 2006 levels, business investment in 2021 would have been 9 per cent higher.

Currently, to receive approval, major projects must undergo numerous reviews and assessments that often happen one after the other, instead of all running in parallel.

A core mission of Canada’s new government is to accelerate the delivery of major projects. With the Building Canada Act, we are fast-tracking nation-building infrastructure projects by streamlining federal review and approval processes. This will increase regulatory certainty, helping attract capital and strengthening our industries. This is done all while maintaining strong environmental protections, upholding Indigenous rights, and creating opportunities for Indigenous Peoples to derive economic benefits from major project development. The government also undertook a review aimed at eliminating red tape. Ministers have identified approximately 500 recent improvements and forward-looking actions to reduce regulatory red tape. These include getting agricultural products to market faster and aligning transportation regulations with international standards to reduce costs and make it easier for Canadian companies do business internationally.

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Launching the Major Projects Office

Delivering on a key commitment under the Building Canada Act, on August 29, 2025, the government launched the Major Projects Office (MPO) to serve as a single point of contact to get nation-building projects built faster. The Major Projects Office will help to identify projects that are in Canada’s national interest and work to fast-track their development.

To be in Canada’s national interest, several criteria will be considered:

•	Whether a project will strengthen Canada’s autonomy, resilience, and security.

•	Whether a project will provide economic or other benefits to Canada.

•	The likelihood of successful project execution.

•	Whether a project will advance the interests of Indigenous Peoples.

•	Whether a project will contribute to clean growth and addressing climate change.

The First Major Nation-Building Projects

In September 2025, the Prime Minister announced the first series of projects being referred to the Major Projects Office for consideration:

•	LNG Canada Phase 2, Kitimat, British Columbia: This project will double LNG Canada’s capacity of liquefied natural gas, making it the second-largest facility of its kind in the world. It is expected to attract significant private-sector capital to Canada, contribute to our GDP growth, and support jobs and economic growth in local communities. It will diversify our trading partners and meet increasing global demand for secure, low-carbon energy with Canadian LNG, contributing to worldwide energy security by increasing the supply of available natural gas for Asian and European partners. Leveraging Canada’s sustainable advantage, emissions are projected to be 35 per cent lower than the world’s best-performing LNG facilities and 60 per cent lower than the global average.

•	Darlington New Nuclear Project, Bowmanville, Ontario: This project will make Canada the first G7 country to have an operational small modular reactor (SMR), accelerating the commercialisation of a key technology that could support Canadian and global clean energy needs while driving $500 million annually into Ontario’s nuclear supply chain. As announced in October 2025, the government will invest $2 billion through Canada Growth Fund into construction of this project. This follows an early works loan from the Canada Infrastructure Bank. Once complete, Darlington’s first of four planned SMR units will provide reliable, affordable, clean power to 300,000

BUILDING A STRONGER CANADIAN ECONOMY 77

homes, while sustaining 3,700 jobs annually, including 18,000 during construction, over the next 65 years. The project has the potential to position Canada as a global leader in the deployment of SMR technology for use across the country and worldwide.

•	Contrecœur Terminal Container Project, Contrecœur, Québec: This project will expand the Port of Montréal’s capacity by approximately 60 per cent, to give Eastern Canada the trading infrastructure it needs to keep goods moving, meet growing demand, and diversify trade routes. It will strengthen supply chains, create thousands of jobs, and generate approximately $140 million annually in local and national economic benefits across Québec and Canada. Currently, the Species at Risk Act permit has been approved and preliminary work on the project is underway.

•	McIlvenna Bay Foran Copper Mine Project, East-Central

Saskatchewan: Situated in one of Canada’s richest mineral belts and working in close collaboration with the Peter Ballantyne Cree Nation, this project will supply copper and zinc to strengthen Canada’s position as a global supplier of critical minerals for clean energy, advanced manufacturing, and modern infrastructure. It will create 400 jobs, boost local economies in Saskatchewan and Québec, where the copper will be smelted, and is expected to be the first net-zero copper project in Canada.

•	Red Chris Mine expansion, Northwest British Columbia: This major expansion project will extend the lifespan of the mine by over a decade, increase Canada’s annual copper production by over 15 per cent, employ about 1,500 workers during operations, with a peak of approximately 1,800 workers during construction, and reduce greenhouse gas emissions by over 70 per cent when operational. Working in close collaboration with the Tahltan Nation, it is an important step in reconciliation and further developing the potential of Northern British Columbia and will strengthen Canada’s role as a reliable supplier of copper and other resources essential for global manufacturing and clean energy technologies. This mine is part of the proposed Northwest Critical Conservation Corridor. This corridor is being moved to the MPO for consideration as a new transformative strategy, as it presents opportunities for critical minerals development, clean power transmission, Indigenous project leadership, and a potential new conservation area the size of Greece.

Together, these projects represent investments of more than $60 billion in our economy and will create thousands of well-paying jobs for Canadians.

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Nation-Building Projects and Strategies

In addition to the first five projects, Canada’s new government also believes that there are several strategies for projects that could be truly transformative for this country, which are at an earlier stage and require further development:

•	Critical Minerals Strategy: Canada can be a powerhouse in the extraction and upgrading of critical minerals. A priority for the MPO will be to help more critical minerals projects get to final investment decisions within a two-year window. This will ensure that our critical minerals industry can grow, and that Canada and our global partners can benefit from our value chains for clean technologies and defence. These opportunities exist in many of Canada’s regions—including Ontario’s Ring of Fire, British Columbia’s Golden Triangle, and the Slave Geological Province in the Northwest Territories and Nunavut.

•	Wind West Atlantic Energy: Projects that will leverage over 60 gigawatts of wind power potential in Nova Scotia, and more across Atlantic Canada, connecting that renewable, emissions-free energy to Eastern and Atlantic Canada to meet rapidly growing demand—with the potential for exports to the Northeastern United States. The MPO will develop the regulatory

BUILDING A STRONGER CANADIAN ECONOMY 79

certainty that attracts private investment and sets the course for long-term wind resources development in the Atlantic provinces. This Eastern Energy Partnership could include important projects like interties between New Brunswick and Nova Scotia, transmission cables between Prince Edward Island and New Brunswick, as well as Québec’s and Newfoundland and Labrador’s further development of Churchill Falls and Gull Island.

•	Pathways Plus: An Alberta-based carbon capture and storage network and pipeline project that will substantially reduce emissions with additional energy infrastructure that will support a strong conventional energy sector while driving down emissions from the oil sands. Pathways will facilitate low-carbon oil exports from the Alberta oil sands to a range of markets that demand Canadian energy.

•	Arctic Economic and Security Corridor: A set of all-weather, dual-use, land and port-to-port-to-port infrastructure projects that will contribute to Canada’s defence and northern development. The project will support Northern critical mineral projects, create new opportunities for sustainable development, and connect communities to the rest of Canada, while increasing capability for the Canadian Armed Forces in the North.

•	Port of Churchill Plus: Rooted in partnership with Indigenous Peoples, including in co-operation with Manitoba’s Crown-Indigenous Corporation, this set of projects will upgrade the Port of Churchill and expand trade corridors with an all-weather road, an upgraded rail line, a new energy corridor, and marine ice-breaking capacity. The approach will prioritise Indigenous equity ownership in developing the projects needed to turn the Port of Churchill into a major four season and dual-use gateway for the region. Expanded export capacity in the North through Hudson Bay will contribute to increased and diversified trade with Europe and other partners, while more strongly linking Churchill to the rest of Canada.

•	Alto High-Speed Rail: Canada’s first high-speed railway, spanning approximately 1,000 km from Toronto to Québec City and reaching speeds of up to 300 km/hour to cut travel times in half and connect close to half of Canada’s population. This is a project that could create 51,000 jobs during construction and inject up to $35 billion into our GDP—with a target of 25 million tonnes in emissions savings. The MPO will work to accelerate engineering, regulatory, and permitting work to enable construction of the project to start in four years, cutting the original eight-year timeline in half.

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The Major Projects Office represents a shift in how government will advance regulatory approvals and coordinate financing to supercharge major project development in Canada. The Office is drawing on public and private sector financial, legal, regulatory, and project management experts to coordinate financing and regulatory approvals across federal departments—acting as a streamlined “single window” for proponents.

The Major Projects Office will also lead a review of all regulatory processes and approvals needed to build major projects to reduce red tape and fast-track key nation-building projects.

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Budget 2025 proposes to provide $213.8 million over five years, starting in 2025-26, for the Major Projects Office. Funding will also support the Indigenous Advisory Council. Of this amount, $19.8 million will be sourced from existing departmental resources.

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Budget 2025 proposes to provide $10.1 million over three years, starting in 2025-26, to Crown-Indigenous Relations and Northern Affairs Canada to continue leading the Federal Initiative on Consultation to support the meaningful participation of Indigenous rightsholders in consultation processes throughout the review cycle of national interest projects listed under the Building Canada Act, including through Indigenous-led resource centres and consultation protocols.

Further, as previously announced in August, the government is providing $40 million over two years, starting in 2025-26, to Indigenous Services Canada through the Strategic Partnerships Initiative to support Indigenous capacity building and consultation on nation-building projects prior to designation under the Act.

BUILDING A STRONGER CANADIAN ECONOMY 81

One Project, One Review

In the Speech from the Throne, the Government of Canada committed to realising the goal of “one project, one review” by reaching cooperation agreements under the Impact Assessment Act with every interested province and territory within six months. On June 2, 2025, Canada’s First Ministers agreed to “work together toward efficiently and effectively implementing ‘one project, one review’ with the goal of a single assessment for all projects.”

Cooperation agreements will set out how federal and provincial governments will work together on assessments of major projects, providing greater transparency and certainty for proponents, Indigenous Peoples, and stakeholders. This will help ensure accelerated assessments for major projects, including projects of national interest, and signal to investors that Canada’s federal, provincial, and territorial governments are committed to working together to enable development, while protecting Indigenous rights and the environment.

Leveraging new authorities under sections 16 and 31 of the Impact Assessment Act, introduced in 2024, cooperation agreements can provide for substitution to a single harmonised process that draws on the best available provincial and federal expertise. Cooperation agreements can also allow for early assessment decisions and full substitution to a provincial process that meets both federal and provincial requirements. They do not affect the duty of proponents, provinces, territories, and the federal government to fully consult with Indigenous Peoples whose rights may be affected.

The Major Projects Office will benefit from the leadership and guidance of the Indigenous Advisory Council (IAC)—eleven representatives from First Nations, Inuit, Métis, and Modern Treaty and Self-Governing communities. These leaders bring deep expertise and experience, and they will help guide the MPO’s work to ensure that major projects create opportunities for equity ownership and responsible resource management through meaningful participation with Indigenous Peoples.

Meaningful consultation with Indigenous Peoples is embedded in the Building Canada Act, both in the process of determining which projects are in our collective interest and in the development of the conditions for those projects going forward. To that end, in Summer 2025, the Prime Minister convened the First Nations Major Projects Summit with over 430 First Nations leaders and representatives, and held two similar meetings with Inuit and Métis leaders. The

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focus was to engage all Indigenous distinctions-based groups on the Building Canada Act and how to most effectively build major projects in partnership with Indigenous Peoples.

The government will uphold Section 35 of our Constitution and the duty to consult, and the government’s commitment to implementing the United Nations Declaration on the Rights of Indigenous Peoples, including free, prior, and informed consent, as we build Canada strong. The government will also empower and support opportunities for proactive partnerships with Indigenous Peoples, including through the Canada Infrastructure Bank’s Indigenous Equity Initiative, and the Indigenous Loan Guarantee Program—which we doubled from $5 billion to $10 billion, enabling more Indigenous communities to become owners of major projects.

Boosting Major Project Financing

The government has an ambitious agenda to build a stronger, more competitive, and more prosperous economy by getting major projects built in Canada. Crown corporations help incentivise and maximise private investment. For example, Canada Growth Fund fosters clean growth investment, the Canada Infrastructure Bank gets infrastructure projects built, and Export Development Canada helps exporters reach new markets. These Crown corporations invest on behalf of Canadians for the economic benefit of Canadians.

As the government embarks on its mission to maximise investment in Canada and realise our full potential in global markets, with over $40 billion in capital ready to invest under current authorities, Crown corporations will help bring in the multiples of private investment that are necessary to grow our economy.

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Budget 2025 announces the government’s intention for the Major Projects Office to help structure and co-ordinate financing from the private sector, provincial and territorial partners, and the federal government, including through the Canada Infrastructure Bank, Canada Growth Fund, and the Canada Indigenous Loan Guarantee Corporation.

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Budget 2025 announces the government’s intention to provide guidance to Crown corporations through the application of a strategic financing framework that will advance a unified and coordinated approach to financing across the government’s Crown corporations, departments, and agencies. This will help ensure that Crown corporations are prioritising nation-building projects where possible and coordinating their support to unlock projects while delivering value for money for taxpayers.

BUILDING A STRONGER CANADIAN ECONOMY 83

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Budget 2025 announces the government’s intention to amend the Canada Infrastructure Bank Act to increase the Canada Infrastructure Bank’s statutory capital envelope from $35 billion to $45 billion and to enable the Canada Infrastructure Bank to make investments in any nation-building projects that have been referred to the Major Projects Office, regardless of sector or asset class, as long as they fall within the Bank’s legal mandate. This will unlock more projects with the partnership of private investment.

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Budget 2025 announces the government’s intention for the Canada Indigenous Loan Guarantee Corporation to work with Indigenous investors on greenfield (new build) projects that will generate economic prosperity for Indigenous communities for generations to come.

1.2 Supercharging Growth

Unleashing economic growth and productivity is the foundation of Canadian prosperity. To build the strongest economy in the G7, our entrepreneurs, businesses, and researchers need the right conditions for growth. We can supercharge Canada’s growth and global competitiveness by enhancing Canada’s tax regime, doubling down on artificial intelligence, investing in talent, and attracting private capital.

Productivity Super-Deduction

1. Accelerated Investment Incentive and Immediate Expensing

To boost productivity and attract investment, this new government is introducing a Productivity Super-Deduction—a set of enhanced tax incentives covering all new capital investment that allows businesses to write off a larger share of the cost of these investments right away. These will also make it easier for businesses to invest and grow.

Under this measure, companies can recover their investment cost faster through the tax system. This makes it more attractive to invest in machinery, equipment, technology, and other productivity-enhancing assets and improves Canada’s competitiveness for attracting investment.

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▷	Budget 2025 announces the government’s intention to move forward with all previously announced measures that would allow businesses to write off the cost of their investments more quickly:

°	Reinstatement of the Accelerated Investment Incentive, which provides an enhanced first-year write-off for most capital assets.

°	Immediate expensing (i.e., 100-per-cent first-year write-off) of manufacturing or processing machinery and equipment.

°	Immediate expensing of clean energy generation and energy conservation equipment, and zero-emission vehicles.

°	Immediate expensing of productivity-enhancing assets, including patents, data network infrastructure, and computers.

°	Immediate expensing of capital expenditures for scientific research and experimental development.

2. Immediate Expensing for Manufacturing and Processing Buildings and Accelerated Capital Cost Allowances for Low-Carbon Liquefied Natural Gas Facilities

Building on these measures, the government is making further strategic investments in tax incentives that promote capital investment and long-term economic growth. The new government is taking action to make Canada’s investment environment more competitive than the U.S.

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Budget 2025 proposes to introduce immediate expensing for manufacturing or processing buildings that are acquired on or after Budget Day and that are used for manufacturing or processing before 2030. This measure would be phased out over a four-year period between 2030 and 2033.

The accelerated capital cost allowances (CCAs) for liquefied natural gas (LNG) equipment and related buildings expired at the end of 2024. The measures increased the CCA rate for liquefaction equipment from 8 per cent to 30 per cent and for non-residential buildings used in LNG facilities from 6 per cent to 10 per cent.

▷	Budget 2025 proposes reinstating accelerated CCAs for LNG equipment and related buildings, but only for low-carbon LNG facilities.

BUILDING A STRONGER CANADIAN ECONOMY 85

To be eligible for an accelerated CCA, a facility would need to meet new high standards of emissions performance. Two levels of support would be available, which will depend on the emissions performance of a facility:

●

Facilities that are in the top 25 per cent in terms of emissions performance would be eligible for accelerated CCAs with the same rates as the previous measures (30 per cent for liquefaction equipment and 10 per cent for non-residential buildings used in LNG facilities).

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Facilities that are in the top 10 per cent in terms of emissions performance would be eligible for accelerated CCAs of 50 per cent for liquefaction equipment and 10 per cent for non-residential buildings used in LNG facilities.

Details regarding the new emissions performance requirements for these additional allowances will be provided at a later date. These measures would apply to property acquired on or after Budget Day and before 2035.

Collectively, these new and previously proposed measures form a Productivity Super-Deduction that will accelerate the type of business investment that will drive productivity growth in Canada.

3. Canada’s Corporate Tax Advantage

The marginal effective tax rate (METR) provides a comprehensive indicator of how one dollar of additional business investment is taxed—a comparable indicator of tax competitiveness across countries that considers national and sub-national corporate tax rates, as well as investment tax credits, capital cost allowances, and sales and capital taxes.

The productivity super-deduction will reduce Canada’s METR by more than two percentage points, strengthening our competitiveness with the U.S. following measures implemented in the One Big Beautiful Bill Act (OBBBA). Moreover, Canada will have the lowest METR in the G7 and below the OECD average. This means that businesses can invest and scale more easily and that Canada will remain an attractive destination for investment.

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Chart 1.1 – Budget 2025 reinforces Canada as the country with the lowest marginal effective tax rate in the G7

Source: Department of Finance Canada.

With the productivity super-deduction, Canada’s METRs are competitive with those in the U.S. across most sectors, particularly in manufacturing and processing.

Chart 1.2 – Canada’s sectoral marginal effective tax rates are highly competitive with those in the U.S., 2025

Canada has a lower METR than the U.S., reflecting the value-added taxes employed federally and in most provinces in Canada, rather than retail sales taxes that apply in the U.S. Canadian provinces also fully align with federal expensing

BUILDING A STRONGER CANADIAN ECONOMY 87

policies and in some cases employ investment tax incentives of their own, which contribute to competitiveness.

Canada’s METR is below the average of OECD countries, resulting from generous expensing policies in Canada and lower statutory rates compared to some other countries.

Investing Where It Counts: Catalysing Private Investment Through

Accelerated Depreciation and Immediate Expensing

Private investment in new machinery, buildings, and technology is one of the most effective ways to increase productivity, helping workers produce more in less time and boosting Canada’s long-term growth.

Immediate expensing and other forms of accelerated depreciation make it easier and more attractive for businesses to invest by allowing them to deduct the full cost of new assets more quickly. This lowers the cost of capital, strengthens the business case for modern equipment, and encourages companies to invest and expand in Canada.

The $2.7 billion in average annual support for investment provided through the accelerated depreciation and immediate expensing measures included in Budget 2025 will crowd-in private capital investment and could generate an economic output of up to about $9 billion annually over the next ten years. These measures would mean most assets in the manufacturing sector would be eligible for immediate expensing—lowering the cost of capital and unlocking billions in private investment.

Enhancing the Scientific Research and Experimental Development Tax Incentives

Innovation and scientific discovery are the foundation of long-term economic growth. Science fuels innovation, and innovation fuels productivity, helping Canada stay competitive in a fast-changing global economy.

The Scientific Research and Experimental Development (SR&ED) tax incentive program has helped Canadian businesses of all sizes conduct new and advanced research. Small businesses have benefited the most, accounting for 64 per cent of all claims filed and receiving roughly $1.5 billion in support in 2024-25.

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To support Canadian businesses’ ability to conduct innovative research, the government is proceeding with the following previously proposed enhancements to the SR&ED program:

●	Increasing the prior-year taxable capital phase-out thresholds for the SR&ED program’s enhanced 35-per-cent tax credit.

●	Increasing the annual expenditure limit on which the enhanced credit can be earned, from $3 million to $4.5 million.

●	Extending the enhanced credit to eligible Canadian public corporations.

●	Restoring the eligibility of SR&ED capital expenditures.

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To encourage investment in Canadian innovation, Budget 2025 also proposes to further increase the annual expenditure limit on which the SR&ED program’s enhanced credit can be earned from $4.5 million (as previously announced) to $6 million, effective for taxation years that begin on or after December 16, 2024.

Investing Where It Counts:

Economic Benefits of Supporting R&D

Investments in research and development (R&D) are known to improve firm performance. Firms undertaking R&D to innovate consistently achieve higher productivity growth, and these benefits are amplified for firms making complementary investments in other technologies or adopting better business strategies. Firms conducting R&D are also more likely to enter export markets. The benefits of R&D are not limited to within firms. Studies have documented broad benefits from R&D that spread across the economy.

The Scientific Research and Experimental Development (SR&ED) tax incentive program, already providing $4.2 billion in annual support, is the federal government’s single most important tool to encourage business R&D.

Budget 2025 confirms the implementation of previously announced SR&ED enhancements and proposes to further increase the enhanced rate expenditure limit, to help innovative businesses scale up and grow. This additional government investment of $440 million on an ongoing basis is expected to catalyse private sector R&D investment, generating an economic output of $1.2 billion a year—about a three-time return for Canada’s economy. These enhancements are on top of revamping the SR&ED administration process—providing businesses with greater certainty and speed when making investment and R&D decisions.

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The government has listened to innovators and builders that a burdensome administrative process for applying to the SR&ED program has limited its impact in driving investment in Canada. The Canada Revenue Agency (CRA) will implement transformational reforms to the administration of the SR&ED program. The reforms will provide businesses with greater confidence to invest in R&D projects, enhancing Canada’s innovation strategy.

▷	Budget 2025 announces, to improve predictability and streamline administration of the SR&ED program, the government’s intention for the CRA to:

°

Implement an elective pre-claim approval process to provide businesses with an up-front technical approval of their eligible SR&ED projects, before businesses undertake any work or incur costs. For claims submitted through this elective process that require an expenditure review, processing time will be cut in half to 90 days from 180 days.

°

Increase the use of artificial intelligence in the program’s administration, which will enable the CRA to avoid subjecting low risk claims to unnecessary audit interventions, allowing them to be processed faster.

°	Streamline the review process by eliminating unnecessary steps and reducing burdensome information requirements that can delay the final determination of claims.

These improvements do not carry a fiscal cost and will be implemented into SR&ED program operations as of April 1, 2026.

Additionally, the CRA intends to engage in targeted consultations to further improve the administration of the SR&ED program, including by reviewing the SR&ED claim form (Form T661).

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BUILDING A STRONGER CANADIAN ECONOMY 91

Seizing the Full Potential of Artificial Intelligence

The transformative nature of artificial intelligence (AI) can create opportunities for millions of Canadians, businesses, and the economy. Budget 2025 helps Canada build necessary AI compute infrastructure, including the development of a Sovereign Canadian Cloud. This will help businesses seize the opportunities from AI, creating new jobs and economic growth.

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Budget 2025 proposes to provide $925.6 million over five years, starting in 2025-26, to support a large-scale sovereign public AI infrastructure that will boost AI compute availability and support access to sovereign AI compute capacity for public and private research. The investment will ensure Canada has the capacity needed to be globally competitive in a secure and sovereign environment. Of this amount, $800 million will be sourced from funds previously provisioned in the fiscal framework.

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Budget 2025 announces that the Minister of Artificial Intelligence and Digital Innovation will engage with industry to identify new promising AI infrastructure projects and enter into Memoranda of Understanding with those projects.

▷	Budget 2025 also announces the government’s intention to enable the Canada Infrastructure Bank to invest in AI infrastructure projects.

Understanding the broader effects of AI is also essential, helping to guide our efforts to maximise its benefits.

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Budget 2025 proposes to allocate $25 million over six years, starting in 2025-26, and $4.5 million ongoing for Statistics Canada to implement the Artificial Intelligence and Technology Measurement Program (TechStat). TechStat will use data and insights to measure how AI is used by organisations, and understand its impact on Canadian society, the labour force, and the economy. This amount will be fully sourced from existing departmental resources.

The government will also explore options for the National Research Council of Canada’s Canadian Photonics Fabrication Centre to best position it to attract private capital, scale its operations, and serve as a platform for Canadian innovation and new photonic applications, including in the face of the rise of AI and related compute infrastructure.

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Investing Where It Counts:

Economic Benefits of AI and Quantum

AI has the potential to revolutionise business processes in all manner of industries, allowing for increased automation and significant increases in productivity. The OECD estimates that adoption of AI adoption could raise productivity growth by 1.1 percentage points annually over the next 10 years. Quantum is a similarly transformative technology: computing problems that are currently considered to be intractable even with the most powerful classical computers could be solved using quantum computers, including in such areas as cybersecurity, finance, and logistics.

Countries that lead in game-changing technologies such as these can unlock significant economic benefits through commercialising the associated intellectual property and being among the first to put it to use.

With an investment of $925.6 million over five years to build a large-scale sovereign compute capacity, Budget 2025 is providing AI infrastructure to further support sovereign AI capacity in Canada and ensure a successful Canadian AI ecosystem. Budget 2025 also proposes to provide, through the Defence Industrial Strategy, $334.3 million over five years to strengthen Canada’s quantum ecosystem.

This fall, the government launched consultations to inform the next chapter of Canada’s AI leadership and will develop a new AI strategy by the end of 2025. The government will also consider whether new AI incentives and supports should be provided.

BUILDING A STRONGER CANADIAN ECONOMY 93

Protecting Canadian Intellectual Property

Intellectual property output and ownership is central to Canada’s innovation agenda. Clear pathways to generate and retain intellectual property in Canada and transparency in the intellectual property system are essential to Canada’s innovators and academic community.

To ensure Canada’s innovation ecosystem is equipped to protect Canadian intellectual property, and support Canadian SMEs to commercialise and leverage their intangible assets to compete in the global marketplace:

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Budget 2025 proposes to provide $84.4 million over four years, starting in 2026-27, to Innovation, Science and Economic Development Canada to extend the Elevate IP program, as well as $22.5 million over three years, starting in 2026-27, to renew support for the Innovation Asset Collective’s Patent Collective.

▷	Budget 2025 proposes to provide $75 million over three years, starting in 2026-27, to the National Research Council to extend the IP Assist Program.

To further strengthen the intellectual property ecosystem in Canada, the government will conduct an intellectual property performance review to identify new ways to partner with emerging and scaling intellectual property-intensive firms, increase domestic investment in leading and high-potential firms, retain and commercialise intellectual property in Canada, and help firms to protect and commercialise their intellectual property in foreign markets to advance trade diversification.

Finally, the government is committed to improving legal certainty and transparency in the intellectual property system to help facilitate more intellectual property-backed lending and limit abusive behaviour.

Investing to Build High-Growth Companies and Emerging Fund Managers

Investing in Canada’s venture capital sector is essential to empowering entrepreneurs with the capital and networks they need to launch and scale resilient, high-impact companies. These venture funds drive innovation and are shaping the next generation of Canadian anchor firms and fund managers that will support economic growth and strengthen Canada’s economic resilience.

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To better align with emerging priorities, Budget 2025 proposes to realign previous venture capital and mid-cap commitments to support access to capital that meets current market needs.

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Budget 2025 proposes to provide $1 billion on a cash basis over three years, starting in 2026-27, for the Business Development Bank of Canada to launch the new Venture and Growth Capital Catalyst Initiative, a fund-of-funds that would leverage more private venture capital by incentivising pension funds and other institutional investor participation. The initiative will also support new and emerging fund managers and important sectors such as the life sciences sector.

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Strategic investment is essential to bolster innovation and drive long-term growth. Budget 2025 announces the government’s intention to develop a strategy to support Canadian firms facing early growth-stage funding gaps, and proposes to provide $750 million, on a cash basis, in support of those firms. Details on the strategy will be announced in 2026.

2026-2028 Immigration Levels Plan

Throughout Canada’s history, we have welcomed people from around the world—those fleeing persecution, war and strife, those seeking to work hard and build a better life for their families, those seeking to study at our world-class universities, experts wanting to drive innovation in Canada. The fabric of our nation is woven with this tradition.

As we have welcomed the world, we had the promise that if someone came to Canada they would contribute to our prosperity, and in return they would get all Canada offered—a country that is generous, fair, and diverse.

Our immigration system was built to standardise and evaluate newcomers so that admission was based on a person’s merits. Over time, this system has evolved—its complexity has grown and its efficiency has waned. In recent years, the system became even harder to manage and less functional, and the pace of arrivals began to exceed Canada’s capacity to absorb and support newcomers in the way we are used to doing.

In 2018, 3.3 per cent of Canada’s population were temporary residents. By 2024, that number had more than doubled to 7.5 per cent, an unprecedented rate of growth that put pressure on housing supply, the healthcare system, and schools. Canada’s new government recognises that this system is no longer sustainable, and we are determined to make it so, for everyone who lives in and comes to this country.

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We are taking back control over the immigration system and putting Canada on a trajectory to bring immigration back to sustainable levels—allowing us to fulfill the promise of Canada to those who call it home. At the same time, Canada will continue its long tradition of welcoming those fleeing violence, persecution and displacement.

The results of the government’s focus are already becoming apparent. Asylum claims are down by a third, and new temporary foreign worker arrivals are down by approximately 50 per cent this year. New international student arrivals have also declined by approximately 60 per cent compared to 2024. This is a start, but we recognise there is more work to do.

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Budget 2025 announces that the 2026-2028 Immigration Levels Plan will stabilise permanent resident admission targets at 380,000 per year for three years, down from 395,000 in 2025, while increasing the share of economic migrants from 59 per cent to 64 per cent. The new plan will also reduce the target for new temporary resident admissions from 673,650 in 2025 to 385,000 in 2026, and 370,000 in 2027 and 2028. The fiscal cost of this measure is $168.2 million over four years, starting in 2026-27, and $35.7 million ongoing. These costs primarily represent the net loss in fee revenue, driven by fewer temporary resident admissions.

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The government recognises the role temporary foreign workers play in some sectors of the economy and in some parts of the country. To that end, the 2026-2028 Immigration Levels Plan will consider industries and sectors impacted by tariffs and the unique needs of rural and remote communities.

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In addition, Budget 2025 proposes a one-time initiative to recognise eligible Protected Persons in Canada as permanent residents over the next two years. This practical step is a reflection of the fact that the vast majority of these people cannot return to the country of their origin. It will also ensure that those in genuine need of Canada’s protection have their permanent status recognized, accelerating their full integration into the Canadian society and their path to citizenship. The fiscal cost of this measure is $120.4 million over four years, starting in 2026-27. This represents the costs for Immigration, Refugees and Citizenship Canada and the Canada Border Services Agency to process the additional applications, which are partially offset by higher fee revenues.

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Budget 2025 also proposes to undertake a one-time measure to accelerate the transition of up to 33,000 work permit holders to permanent residency in 2026 and 2027. These workers have established strong roots in their communities, are paying taxes, and are helping to build the strong economy Canada needs. The fiscal cost of this measure is $19.4 million over four years, starting in 2026-27. This also represents the costs for Immigration, Refugees and Citizenship Canada and other departments to process the additional applications, which are partially offset by higher fee revenues.

These targets keep permanent resident arrivals at less than one per cent of the population beyond 2027 and will reduce the total number of temporary residents to less than five per cent of Canada’s population by the end of 2027.

Our plan will restore control, clarity, and consistency to the immigration system, while maintaining compassion in our choices and driving competitiveness in our economy.

Additional details on the 2026-2028 Immigration Levels Plan will be provided when the Minister of Immigration, Refugees and Citizenship tables the 2025 Annual Report to Parliament on Immigration.

Temporary Resident Admissions 2026 – 2028

	2026	2027	2028

Overall Projected	385,000	370,000	370,000

Admissions & Ranges	(375,000–395,000)	(360,000–380,000)	(360,000–380,000)

Workers (1)	230,000	220,000	220,000

Students (2)	155,000	150,000	150,000

(1) Projected number of new work permits for foreign nationals entering Canada under one of two programs, the Temporary Foreign Worker Program (TFW Program) or the International Mobility Program (IMP) including work permits issued under humanitarian public policies.

(2) Projected number of new study permits issued to foreign nationals studying for six (6) months or more in Canada at a Designated Learning Institution (DLI).

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Permanent Resident Admissions 2026 – 2028

	2026		2027		2028

Overall Projected Admissions & Ranges	380,000		380,000		380,000
	(350,000 – 420,000)		(350,000 – 420,000)		(350,000 – 420,000)

Economic Immigration (3)	239,800		244,700		244,700

	Low	High	Low	High	Low	High

	224,000	264,000	229,000	268,000	229,000	268,000

Family Reunification	84,000		81,000		81,000

	Low	High	Low	High	Low	High

	78,500	92,000	75,000	90,000	75,000	90,000

Refugees, Protected Persons, Humanitarian and Compassionate, and Other	56,200		54,300		54,300

	Low	High	Low	High	Low	High

	48,000	64,000	46,000	62,000	46,000	62,000
French-speaking admissions outside of Quebec (overall)	9% (30,267)		9.5% (31,825)		10.5% (35,175)

(3) Under the Canada-Quebec Accord, Quebec has responsibility for the selection of economic immigrants destined to Quebec.

Improving Foreign Credential Recognition

Many newcomers to Canada already have extensive training in sectors where we are experiencing labour shortages, including doctors, nurses, and other healthcare professionals. However, many face challenges in getting their training and experience recognised in Canada. Over half of immigrants with a bachelor’s degree or higher are overqualified for their jobs, which is costing Canada’s economy billions of dollars every year.

Improvements to foreign credential recognition are essential to ensure that immigration can effectively help address labour shortages and support the Canadians that rely on goods and services from those sectors.

As announced on October 27, 2025, Budget 2025 proposes to provide $97 million over five years, starting in 2026-27, to Employment and Social Development Canada to establish the Foreign Credential Recognition Action Fund to work with the provinces and territories to improve the fairness, transparency, timeliness, and consistency of foreign credential recognition, with a focus on health and construction sectors. This funding will be sourced from existing departmental resources.

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Recruiting International Talent

A resilient Canadian economy depends on a highly skilled workforce. Immigration helps fill critical labour gaps in priority industries where there is not enough domestic talent.

The International Talent Attraction Strategy and Action Plan will position the immigration system to meet strategic labour market needs, ensuring Canada has the talent required to drive innovation and growth in our strategic industries, while respecting immigration targets to ensure a sustainable immigration rate.

As an early measure, the government proposes a targeted, one-time initiative to recruit over a thousand highly qualified international researchers to Canada. The expertise of these researchers will help advance our global competitiveness and contribute to the economy of the future. To contribute to research excellence in Canada, Budget 2025 proposes to provide up to $1.7 billion for a suite of recruitment measures:

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Budget 2025 proposes to provide $1 billion over 13 years, starting in 2025-26, to the Natural Sciences and Engineering Research Council, Social Sciences and Humanities Research Council, and Canadian Institutes of Health Research to launch an accelerated research Chairs initiative to recruit exceptional international researchers to Canadian universities.

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Budget 2025 proposes to provide $400 million over seven years, starting in 2025-26, to the Canada Foundation for Innovation to establish a complementary stream of research infrastructure support to ensure these recruited Chairs have the equipment they need to conduct research in Canada.

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Budget 2025 proposes to provide $133.6 million over three years, starting in 2026-27, to the Natural Sciences and Engineering Research Council, Social Sciences and Humanities Research Council, and Canadian Institutes of Health Research to enable top international doctoral students and post-doctoral fellows to relocate to Canada.

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Budget 2025 proposes to provide up to $120 million over 12 years, starting in 2026-27, to the granting councils to support universities’ recruitment of international assistant professors, as appropriate.

Additional details on the launch of recruitment processes will be announced in the coming weeks.

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The government will also examine whether Canada’s research ecosystem requires further support to retain talent, and work to implement the capstone research organisation as announced in Budget 2024. In addition, reflecting the foundational importance of research and innovation to growing the Canadian economy, the Comprehensive Expenditure Review savings targets for the three granting councils will be adjusted to two per cent.

To strengthen Canada’s innovation ecosystem, address labour shortages and attract top talent in healthcare, research, advanced industries and other key sectors, in the coming months the government will also launch an accelerated pathway for H1-B visa holders.

Catalysing Investment in Airports and Ports

Canada’s new government is taking action to catalyse investment in our airports and ports—so that we build transportation infrastructure that can meet growing demand, encourage more tourism into Canada, bring down travel costs for Canadians, and help diversify our trade to the rest of the world. Airports and ports are central to diversifying Canada’s trade. They connect our economy to the world: around 20 per cent of Canada’s exports and 23 per cent of imports pass through ports. Airports support high-value cargo exports, such as fish and lobster exported to Asia.

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Budget 2025 announces the government’s intention to unlock more of the economic potential of Canada’s airports and consider new ways to attract private sector investment, including by negotiating lease extensions with airport authorities, enabling more economic development activities on airport lands, and examining the existing airport ground lease rent formulas. The government’s objective is to ensure the long-term sustainability and competitiveness of Canada’s airports. Investing in Canada’s airports delivers cross-sectoral benefits, from enhancing safety and transportation, improving affordability for Canadians, strengthening regional access and connectivity, and driving trade and economic growth. The government will also consider options for the privatisation of airports.

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Budget 2025 also proposes to provide $55.2 million over four years, starting in 2026-27, with $72.5 million in remaining amortisation, and $15.7 million ongoing thereafter, to Transport Canada to support safety-related infrastructure projects and upgrades, including those that support dual-use priorities, at local and regional airports. Funding will be delivered through the Airports Capital Assistance Program, and will also support a priority project to extend the runway at the Transport Canada-owned Îles-de-la-Madeleine Airport.

The government will also continue to examine and engage with investors on opportunities to cultivate more private investment at marine ports.

Generational Infrastructure Investments

The federal government is making significant investments in infrastructure, including trade and transportation infrastructure, public infrastructure like roads, bridges, water, and public transit, as well as other infrastructure. New and upgraded infrastructure helps businesses run more smoothly, makes it easier for people to get to work, and supports new jobs. All of this helps the economy grow and become more productive. Planned federal infrastructure investments are expected to reach $115.2 billion over the next five years.

Chart 1.3 – Planned Investments in Building Canada

Upcoming Federal Expenditure on Infrastructure – 5-Year Horizon

(billions of dollars, accrual)

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Communities and regions across Canada are facing high costs to improve and expand important infrastructure. These upgrades are needed to support growing populations and replace aging systems. Improving infrastructure can unlock greater productivity and expand trade opportunities for Canada, and can also play a key role in addressing the housing shortage and creating more homes for Canadians.

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Budget 2025 announces the government’s intention to launch a new Build Communities Strong Fund, to be administered by Housing, Infrastructure and Communities Canada, and proposes to provide $51.0 billion over 10 years, starting in 2026-27, and $3.0 billion per year ongoing in new and existing funding for this initiative, including through funding to provincial and territorial governments—and through them to municipalities—to support a wide range of infrastructure projects and help our local communities build Canada strong.

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These projects will grow a stronger economy and create thousands of good jobs and federal project selection will consider factors such as use of unionised labour, and use of Community Employment Benefits agreements. The program would be comprised of three streams:

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A Provincial and Territorial Stream that will provide $17.2 billion over 10 years, starting in 2026-27, to support provincial and territorial infrastructure projects and priorities. Funding will support housing-enabling infrastructure (e.g., roads, water/wastewater), health-related infrastructure (e.g., hospitals), and infrastructure at colleges and universities. To access funds, provinces and territories must agree to cost-match federal funding and to substantially reduce development charges and not levy other taxes that hinder the housing supply.

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Of the above amount, $5 billion over three years, starting in 2026-27, will be dedicated for a Health Infrastructure Fund. This fund will complement existing health-related support provided to provinces and territories by helping to ensure their health infrastructure, such as hospitals, emergency rooms, urgent care centres, and medical schools, will be able to respond to the health care needs of Canadians. Recognising the critical need to strengthen health infrastructure across the country, the requirement related to development charges and other taxes noted above will not apply to this fund.

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A Direct Delivery Stream, delivered by Housing, Infrastructure and Communities Canada, that will provide $6 billion over 10 years, starting in 2026-27, to support regionally significant projects, large building retrofits,

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climate adaptation, and community infrastructure. Proponents of regionally significant projects would be required to seek private sector investment, including private investment leveraged through Canada Infrastructure Bank financing, before being eligible for funding under this stream.

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The existing Canada Community-Building Fund will be rebranded as the initiative’s Community Stream. This stream will, as planned, provide $27.8 billion over 10 years, starting in 2026-27, and $3.0 billion per year ongoing to support local infrastructure projects.

°	Funding for the Build Communities Strong Fund includes repurposed resources from the Canada Housing Infrastructure Fund.

▷	As examples of projects that will help build strong communities with improved local infrastructure, Budget 2025 announces support for the following projects:

°	Filipino Community and Cultural Centre in Metro Vancouver, British Columbia;

°	White Rock Pier in White Rock, British Columbia;

°	Newton Athletic Park Artificial Turf, Practice Field, Tennis Court, and Walking Path in Surrey, British Columbia;

°	Royal Athletic Park in Victoria, British Columbia;

°	Rapid Fire Theatre in Edmonton, Alberta;

°	Bissell Centre in Edmonton, Alberta;

°	Lac La Ronge Indian Band – Kitsaki Hall in La Ronge, Saskatchewan;

°	RCMP Heritage Centre in Regina, Saskatchewan;

°	Riverview Community Centre in Winnipeg, Manitoba;

°	Dakota Community Centre in Winnipeg, Manitoba;

°	Victims of Flight PS752 Memorial in Unity Park in Richmond Hill, Ontario;

°	Hamilton Downtown Family YMCA in Hamilton, Ontario;

°	Bob MacQuarrie Recreation Complex in Orleans, Ontario;

°	Toronto Metropolitan University Medical School in Brampton, Ontario;

°	Exploramer Shark Pavilion in Sainte-Anne-des-Monts, Quebec;

°	L’Espace Hubert-Reeves in Charlevoix, Quebec;

°	Chantier Naval Forillon in Gaspé, Quebec;

°	Centre sportif de Montreal-Nord in Montreal, Quebec;

°	Place Marcel-François-Richard in Ville de Beaurivage, New Brunswick;

°	SeaRoots Alliance Wellness Centre in Souris, Prince Edward Island;

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°	Breakwater Installation in Petty Harbour-Maddox Cove, Newfoundland and Labrador;

°	Baddeck Recreation Facility in Baddeck, Nova Scotia, and;

°	Inuit Nunangat University

Funding for these projects will be sourced from the Direct Delivery stream of the Build Communities Strong Fund or from other existing federal programs, where appropriate. Further details, including final commitments, on each project will be shared in the coming months.

1.3 Canada’s Climate

Competitiveness Strategy

Climate action is not just a moral obligation—it’s an economic necessity. The world economy is undergoing a historic transformation towards low-carbon energy and clean technology. In 2024, global investments in clean energy reached USD $2 trillion—nearly double the level of investment in fossil fuels—and the global clean technology market is expected to triple by 2035. On the other hand, the Canadian Climate Institute estimates that climate disruption, if left unchecked, could cut median Canadian household income by nearly 20 per cent by the end of the century, disrupting many elements of the economy, from food supply chains to financial markets.

To compete internationally, Canada will need to reduce its carbon intensity to meet the growing demand from global markets for products with low associated greenhouse gas emissions. Buyers of Canada’s resources—oil and gas, steel, and aluminum—are increasingly looking for low-carbon sourcing. Fortunately, Canada is well positioned to take advantage of these new growth opportunities. For example, our electricity grid, one of the cleanest in the world, guarantees access to the clean power businesses around the world are looking for, in sectors ranging from aluminum to steel to AI. In conventional energy too, Canada is one of very few large-scale suppliers committed to strong environmental, social, and governance standards, and we have reduced the emission intensity of overall oil production by 8 per cent, and the emission intensity of oil sands operations by almost 40 per cent between 1990 and 2022.

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Chart 1.4 – Canada’s power sector has a clear emissions advantage compared to peer countries

Source: Ember Energy (2025)

Chart 1.5 – Canada’s oil and gas production has an emissions advantage compared to some peer countries but has room to improve

Source: International Energy Agency (2023), The Oil and Gas Industry in Net Zero Transitions 2023, IEA, Paris

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Lowering our emissions is critical to protecting the competitiveness of Canada’s oil and gas and steel sectors. Reducing emissions is not only essential for environmental reasons, but also a key factor in securing access to markets that prioritise sustainability. By becoming a global leader in clean technology and clean energy, Canada can strengthen its competitive advantage and expand its exports, particularly in sectors where low-carbon solutions are increasingly seen as a requirement rather than a bonus.

Canada’s natural resources, workforce, and commitment to fighting climate change position us to surpass economies that fail to adapt. We will build new infrastructure and capitalise on projects that further Canada’s standing as a clean energy superpower. We will explore initiatives such as nuclear energy, electricity grid interties, and investments in low-carbon fuels such as hydrogen, renewable energy projects, high-speed rail, and critical mineral development.

As the new government moves decisively to build major nation-building projects and millions more homes, we are doing so while reducing emissions and growing our economy. Our investments in clean growth technologies will propel Canada’s competitive advantage. For example, the Darlington New Nuclear Project will support the construction of small nuclear reactors, while LNG Canada Phase 2 will supply cleaner energy compared to other LNG facilities worldwide. We will continue to prioritise clean growth and climate objectives as new projects are considered.

Budget 2025 outlines the new government’s Climate Competitiveness Strategy, creating the conditions for the investment needed to build an affordable net-zero future in which Canadian businesses are well-positioned to compete and succeed in the global economy.

The strategy is a central pillar of the government’s plan for Canada to become the strongest economy in the G7. It is based on driving investment, not on prohibitions, and on results, not objectives. It aims to maximise carbon value for money, prioritising measures that will result in the greatest emissions reductions and competitiveness benefits at the lowest cost for Canadians.

Strengthening Industrial Carbon Pricing

An effective industrial carbon pricing system, underpinned by a long-term price trajectory, is essential to providing certainty to businesses looking to invest and compete internationally.

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Industrial carbon pricing drives investment to reduce emissions and build the competitiveness of Canadian business. It is expected to deliver more emission reductions than any other policy, with negligible impacts on affordability for Canadians.

However, carbon markets are not functioning as well as they should be. The government will improve the effectiveness of carbon markets to provide confidence that credit prices will be predictable and sufficient to support clean growth investments without adversely affecting competitiveness or leading to carbon leakage.

Improving the effectiveness of industrial carbon pricing will ensure every dollar spent delivers maximum impact. Industrial carbon pricing rewards innovation and spurs investment in cleaner technologies—helping Canada’s industrial sectors to grow and compete.

To improve the effectiveness of Canada’s industrial carbon pricing system, the government will take the following actions:

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Develop a post-2030 carbon pricing trajectory: The government will engage provincial and territorial (PT) governments in setting a multi-decade industrial carbon price trajectory that targets net-zero by 2050. Setting a long-term trajectory will allow businesses to make investment decisions with confidence now and into the future. Securing pan-Canadian agreement on this trajectory will increase certainty.

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Fix the benchmark and improve the backstop: The government will improve its application of the benchmark—the tool that ensures all PT industrial pricing systems are harmonised across the country in providing a common, strong price signal. The government will promptly and transparently apply the federal backstop whenever a PT system falls below the benchmark. The government will engage with PT governments about improvements to the benchmark and to PT pricing systems such as harmonising or linking carbon credit markets.

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Carbon contracts for difference: Canada Growth Fund will continue to issue contracts as a means of further improving future carbon price certainty for investors making large, long-duration capital investments.

Clarity on Greenhouse Gas Regulations

Greenhouse gas (GHG) emissions increase the Earth’s temperature, causing climate change and its associated effects—extreme weather events, intense wildfires, and rising sea levels. Canada has been working to reduce its emissions, and from 2005 to 2023, Canada’s GHG emissions decreased by 8.5 per cent—even as our population grew from 32 to 40 million and our GDP expanded by 38

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per cent. As we transition to a net-zero economy, Canada’s new government is committed to reducing GHG emissions.

Buyers of Canada’s resources are increasingly demanding they be sourced and produced in a way that reduces emissions and promotes sustainability. Reducing our emissions will make our industries more competitive and gives them an advantage in the global economy.

The government will take the following approach to ensure its regulations complement industrial pricing:

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Electricity: The transition to net-zero by 2050 will require clean, reliable power. The Clean Electricity Regulations will aim to reduce emissions to protect the environment and human health from the threat of climate change. The government will work with provinces and territories to advance these goals and ensure that Canada’s grid is clean as electricity demand grows.

▷	To enable long-term agreements with provinces and territories, Budget 2025 announces the government’s intention to propose legislative amendments to the Canadian Environmental Protection Act.

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Methane: Methane emissions are potent greenhouse gas emissions that are not effectively covered by carbon pricing. The government will finalise enhanced methane regulations for the oil and gas sector and landfills, and intends to work with provinces and territories to negotiate equivalency agreements as appropriate.

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Update on the Oil and Gas Emissions Cap: Canada is committed to bringing down the emissions associated with the production of oil and gas. Effective carbon markets, enhanced oil and gas methane regulations, and the deployment at scale of technologies such as carbon capture and storage would create the circumstances whereby the oil and gas emissions cap would no longer be required as it would have marginal value in reducing emissions.

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Electric Vehicles: In September, the government announced its intent to make targeted regulatory adjustments to help the automotive sector stay competitive during a period of upheaval and uncertainty in response to immediate challenges from U.S. trade and policy actions. This included the initial step of removing the 2026 target from the Electric Vehicle Availability Standard and launching a 60-day review of the overall regulation. Following this review, the government will announce next steps on electric vehicles in the coming weeks.

●	Clean Fuel: Targeted updates to the Clean Fuel Regulations will help reduce reliance on imported fuels, strengthen domestic supply chains, and support jobs in agriculture, forestry, and waste sectors.

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Boosting Clean Economy Investment Through Tax Credits

A substantial increase in energy supply is required to support the growth of Canada’s population and economy. In Canada, a major driver of this demand growth will come from several large, energy-intensive economic sectors as they expand and electrify, including manufacturing, pulp and paper, oil and gas extraction, and metal and non-metallic mineral product manufacturing sectors, including steel and aluminum, and emerging drivers such as AI data centres and electric transportation.

To meet this growing demand for clean energy, Canada will need to modernise its electrical grids. To achieve this, we will attract significant new investments to the sector, enabling infrastructure upgrades, energy storage, and new technologies, while also expanding wind and solar investments. Expanding interprovincial interties can also lower costs while ensuring grid reliability. The degree of investment needed in that timeframe will be significant. Forecasts indicate that the annual pace of investment needs to nearly triple from current levels to meet anticipated future demand.

To seize the investment opportunities from this, the government has now delivered four of its clean economy investment tax credits. These are now available to be claimed with the Canada Revenue Agency and investors are starting to avail themselves of those tax credits.

●	The refundable investment tax credits available include the:

°	37.5 to 60-per-cent Carbon Capture, Utilization, and Storage investment tax credit, available as of January 1, 2022.

°	30-per-cent Clean Technology investment tax credit, available as of March 28, 2023.

°	15 to 40-per-cent Clean Hydrogen investment tax credit, available as of March 28, 2023.

°	30-per-cent Clean Technology Manufacturing investment tax credit, available as of January 1, 2024.

With these investment tax credits now set out in law, businesses can move forward with the certainty they need to make final investment decisions to invest and build in Canada.

The government will soon be introducing legislation to deliver the Clean Electricity investment tax credit and enhancements to the investment tax credits

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that have already been implemented. While legislation progresses, investors already have the certainty of retroactive eligibility:

●	The Clean Electricity investment tax credit would be available as of April 16, 2024, for projects that did not begin construction before March 28, 2023.

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Expanded eligibility to include systems that produce electricity, heat, or both electricity and heat from waste biomass and changed the eligibility requirements for small nuclear energy property under the Clean Technology investment tax credit, both measures would be available retroactively as of November 21, 2023, and March 28, 2023, respectively.

●

Expanded eligibility to include qualifying equipment used in eligible polymetallic mining projects under the Clean Technology Manufacturing investment tax credit would be retroactively available as of January 1, 2024.

●	Expanded eligibility to include hydrogen produced from methane pyrolysis under the Clean Hydrogen investment tax credit would be available as of December 16, 2024.

Delivering on Clean Economy Investment Tax Credits

Building on these existing measures, the government is announcing further changes to the clean economy investment tax credits to ensure that they remain competitive and effective in attracting projects and high-paying careers to Canada.

▷	Budget 2025 confirms the government’s intention to proceed with the implementation of the Clean Electricity investment tax credit and proposes to

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remove the conditions imposed on provincial and territorial governments for their Crown corporations to be eligible. Removing the conditions will ensure that provincial and territorial Crown corporations can access the investment tax credit and effectively and efficiently support clean electricity investment while reducing administrative burden.

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Budget 2025 proposes to extend, by five years, the availability of the full credit rates for the Carbon Capture, Utilization, and Storage (CCUS) investment tax credit, that would apply from 2031 to 2035. Credit rates would remain unchanged from 2036 to 2040.

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Budget 2025 proposes to expand the list of critical minerals eligible for the Clean Technology Manufacturing investment tax credit to include antimony, indium, gallium, germanium, and scandium, in order to support investments in the extraction, processing, and recycling of co-product and by-product critical minerals.

The government will also consult on the possibility of introducing a domestic content requirement under the Clean Technology and Clean Electricity investment tax credits.

Supporting Critical Mineral Projects

Critical minerals are used to build modern technology, and Canada is rich in these resources. Canada’s new government is making it easier and more affordable for businesses to mine for critical minerals—supporting local industries and developing domestic and global value chains. To that end, at this year’s G7 Summit in Kananaskis, Alberta, the Prime Minister introduced the Critical Minerals Production Alliance—a Canadian-led initiative that leverages trusted international partnerships to enhance critical mineral supply chains for collective defence and advanced technology. As part of the work of the Alliance, on October 31, 2025, the Government of Canada announced new investments, partnerships and measures to accelerate and unlock critical minerals projects essential in defence, clean energy and advanced manufacturing supply chains, including entering into offtake agreements with two critical minerals projects in Canada.

Critical minerals are an important part of Canada’s Climate Competitiveness Strategy, as essential resources are needed for clean energy technologies and renewable energy infrastructure, including solar panels, electric vehicle batteries, and energy storage systems.

▷	Budget 2025 proposes to provide $2 billion over five years, on a cash basis,

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starting in 2026-27, to Natural Resources Canada to create the Critical Minerals Sovereign Fund. The fund will make strategic investments in critical minerals projects and companies, including equity investments, loan guarantees, and offtake agreements. Budget 2025 also proposes to provide $50 million over five years, starting in 2026-27, to Natural Resources Canada to support the delivery of this fund.

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Budget 2025 proposes to provide $371.8 million over four years, starting in 2026-27, to Natural Resources Canada to create the First and Last Mile Fund. This new fund would support the development of critical minerals projects and supply chains at the upstream and midstream segments of value chains, with a focus on getting near-term projects into production. The First and Last Mile Fund would absorb the Critical Minerals Infrastructure Fund and leverage its existing funding envelope to provide up to $1.5 billion in support through 2029-30. The fund would also continue to support clean energy and transportation infrastructure projects related to critical minerals development.

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Budget 2025 proposes to expand eligibility for the Critical Mineral Exploration Tax Credit (CMETC) to include an additional 12 critical minerals necessary for defence, semiconductors, energy, and clean technologies: bismuth, cesium, chromium, fluorspar, germanium, indium, manganese, molybdenum, niobium, tantalum, tin, and tungsten. The expansion of the CMETC would apply to certain exploration expenditures targeted at these minerals and renounced as part of a flow-through share agreement entered into after Budget Day and on or before March 31, 2027.

Mobilising Capital for Transition to Net-Zero

Canada has the resources and talent to develop technology that can deliver low-carbon energy. As the global demand for low-carbon goods and processes rises, Canada’s new government is seizing this opportunity by mobilising public and private capital that promotes investment in sustainability.

To accelerate the flow of private capital into sustainable activities across priority economic sectors:

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Budget 2025 reconfirms the government’s support for the arm’s length development of made-in-Canada sustainable investment guidelines (also known as a taxonomy) by the end of 2026. These investment guidelines will become an important, voluntary tool for investors, lenders, and other stakeholders navigating the global race to net-zero, by credibly identifying “green” and “transition” investments. The government will select and announce,

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by the end of 2025, an external organisation with the expertise to develop the sustainable investment guidelines.

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To finance government spending that helps industrial and agricultural sectors get cleaner and more competitive, Budget 2025 announces the government’s intention to explore the development of a Sustainable Bond Framework that would allow for the issuance of both green and transition bonds to be aligned with a Canadian taxonomy, and to expand the Framework to incorporate economic sectors as the taxonomy is being developed.

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Budget 2025 announces that the government will work with provinces and territories to improve climate disclosure across the economy. This work will seek alignment with international standards and harmonised rules across federal-provincial-territorial jurisdictions.

Updating Greenwashing Legislation

The Competition Act was recently amended to create new enforcement provisions for false claims of environmental benefit. These “greenwashing” provisions are creating investment uncertainty and having the opposite of the desired effect with some parties slowing or reversing efforts to protect the environment.

▷

To provide more certainty to the marketplace, Budget 2025 announces the government’s intention to propose legislative amendments to remove some aspects of these provisions, while maintaining protections against false claims.

Supporting the Implementation of the Climate Competitiveness Strategy

Canada is committed to building a competitive, low-carbon economy and to continue to drive down industrial emissions-intensity, including in the energy sector. To demonstrate that commitment, the government will report on its progress.

▷

To support the implementation of this strategy, the government will develop and communicate new metrics to show how companies and households are reducing their carbon footprint, how the clean economy is growing, and how exports are tracking to achieve world-leading emissions intensity.

BUILDING A STRONGER CANADIAN ECONOMY 113

1.4 Increasing Competition

Competition is central to productivity, innovation, and affordability. When businesses face healthy competitive pressures, they operate more efficiently, cut costs, and innovate to stay ahead of rivals. These benefits are passed on to Canadians through lower prices, better product quality, and more choice. In various sectors, such as telecoms, a lack of competition has led to far too high prices for Canadians. The new government is increasing competition to bring down costs for Canadians, helping keep more money in your pockets. Budget 2025 will launch some of the most ambitious, pro-competitive measures for Canada in a generation.

Increasing Competition in Canada’s Telecom Sector

Canada’s telecom sector has experienced a lack of competition, which has led to higher cellphone bills compared to other countries. Canada’s new government is increasing competition in the telecom sector to lower costs for Canadians.

▷	Budget 2025 announces the government’s intention to boost competition, innovation, and productivity through various measures, namely:

°	Pursuing a new “dig once” policy approach to nation-building projects to encourage coordinated installation of fibre optic lines as part of the development of major projects of national significance.

°	Reducing regulatory burden required to deploy telecommunications infrastructure across the country, including by consulting on a streamlined tower-siting process later this year.

°

Ensuring that industry has access to quality spectrum, including by releasing additional spectrum, consulting on a modernised Spectrum Licence Transfer Framework in late 2025-26, and continuing to use the streamlined framework for residual spectrum auctions established in 2021.

°

Working alongside the Canadian Radio-television and Telecommunications Commission to implement the pro-consumer amendments to the Telecommunications Act announced in Budget 2024 that will allow Canadians to more easily renew or switch between home internet, home phone, and cell phone plans.

°

The Canadian Radio-television and Telecommunications Commission’s ongoing efforts to implement the government’s policy direction to enhance and protect the rights of consumers and to implement new rates for access to wholesale internet services and wireless roaming.

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Over the past years, previous measures have also been taken to boost competition in the telecom sector:

●

Lowering telecom prices by issuing a new directive in 2023 for the Canadian Radio-television and Telecommunications Commission to improve competition, make it easier to cancel services, and strengthen the protections Canadians have from unfair business practices, such as paying unlocking fees for their cell phone.

●	Investigating international mobile roaming charges through a Canadian Radio-television and Telecommunications Commission study, to ensure the cell phone fees Canadians pay are fair and affordable.

●	Amending the Competition Act to strengthen its ability to address longstanding competition issues and to reflect the new realities of the technology-driven economy.

A More Competitive and Innovative Financial System

Budget 2025 is announcing the first phase of a plan to foster greater competition, innovation, and efficiency in the Canadian financial sector. This will lower banking costs for Canadians while providing more banking options. Over the coming months, the government will continue to work and engage with experts and stakeholders to inform further actions to support a competitive financial sector.

BUILDING A STRONGER CANADIAN ECONOMY 115

The government’s plan will include action in four key areas:

1. Unlocking Capital

Capital markets and financial institutions have a key role to play to ensure that Canadian companies and projects can access capital and grow the economy. They create investment opportunities, drive innovation, support job growth, and strengthen retirement savings. Canadian companies need access to capital in Canada to grow and thrive, building prosperity for all Canadians.

●

The government has concluded negotiations and has reached an agreement in principle with provinces and territories on a Financial Services chapter for the Canada Free Trade Agreement, which will promote an efficient, open, and sound financial services sector within Canada.

●

The Office of the Superintendent of Financial Institutions has recently announced a number of steps to provide clarity in capital planning for Canada’s regulated financial institutions, as well as to look at opportunities to ease entry and reduce regulatory burden, including:

°	Engaging with small- and medium-size lenders about changes to capital requirements that will enable them to compete more effectively.

°	Consulting on ways to encourage business lending by banks in support of the economy through the capital treatment of certain types of loans.

°	Reducing capital requirements for Canadian infrastructure debt and equity investments made by federally regulated life insurers.

▷

Budget 2025 proposes to catalyse investment by insurers and financial institutions by repealing the limits on borrowing and portfolio investments in the financial institutions statutes and replacing them with more flexible guidance from the Office of the Superintendent of Financial Institutions.

▷

Capital markets are essential to fund the initiatives critical to Canada’s economic prosperity and growth potential. Over the coming year, the government will continue to explore other opportunities to support capital markets and financial institutions to deploy capital towards Canadian companies and projects that will grow the economy.

2. Increasing Competition in the Banking Sector

To improve choice and lower costs for consumers, Budget 2025 proposes measures to help Canadians switch between financial institutions and to increase fee transparency:

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▷

Budget 2025 announces that the government intends to publish draft regulations by spring 2026 to prohibit investment and registered account transfer fees, currently costing Canadians on average $150 per account. The government will also require the timely transfer of these accounts and clear presentation of information on the process and lack of fees.

▷

Budget 2025 announces the government’s intention to explore improving the transparency of cross-border transfer fees, including foreign exchange costs for banks, as non-transparent pricing is causing consumers to pay more than expected to send their money internationally.

▷	Budget 2025 announces that the government intends to work with banks on ways to simplify the process of switching primary chequing accounts to other Canadian financial institutions.

The government has requested the Financial Consumer Agency of Canada to prepare a report on the structure, level, and transparency of fees charged by Canadian banks.

These measures complement recent government efforts to reduce banking fees for Canadians. In 2024, the government negotiated an updated low-cost and no-cost account commitment with banks, including all Big Six banks, which offers more debit transactions for consumers for no more than $4 per month, or at no cost for certain groups. Also in 2024, the government capped non-sufficient fund fees to $10, set to take effect in March 2026, saving Canadians upwards of $600M annually.

Small- and medium-sized banks, as well as provincial and federal credit unions, are critical for consumer choice across Canada. To help smaller financial institutions invest, scale, and compete, Budget 2025 proposes measures to support their unique needs:

▷

Budget 2025 proposes to amend the Bank Act and the Canada Deposit Insurance Corporation Act to make it easier for federal credit unions to achieve scale and for provincial credit unions to enter the federal framework.

▷

Budget 2025 proposes legislative amendments to raise the 35 per cent public holding requirement threshold from $2 billion to $4 billion—allowing small financial institutions to grow larger before having to change their ownership structure.

▷

Budget 2025 announces the government’s intention to work with banks to develop a voluntary code of conduct to strengthen smaller financial institutions’ access to distribution channels for brokered deposits.

BUILDING A STRONGER CANADIAN ECONOMY 117

3. Supporting Innovation and Global Competitiveness

Advancements in technology have given consumers more payment options. To keep payments fast, flexible, and secure, the government launched its payments modernisation plan. In September 2025, the government achieved two major milestones in the plan, advancing its commitment to deliver more secure innovative payments for Canadians.

●

Close to 1,500 payment service providers are now supervised by the Bank of Canada under Canada’s Retail Payment Activities Act, ensuring they meet regulatory requirements to manage risks and protect end-user funds.

●

New entities, such as registered and supervised payment service providers, can now apply to become members of Payments Canada and participate directly in national payment systems, including the forthcoming Real-Time Rail payment system.

Next steps in the government’s plan to support innovation in the financial sector include implementing new legislative frameworks to allow responsible innovation to flourish.

▷

Budget 2025 announces the government’s commitment to advancing consumer-driven banking, also known as open banking, by introducing legislation to complete the Consumer-Driven Banking Act, and provide a data-mobility right in the Personal Information Protection and Electronic Documents Act to facilitate economy-wide data sharing.

▷

Budget 2025 announces the government’s intention to delegate oversight of the Consumer-Driven Banking Act to the Bank of Canada, building on its oversight activities of payment service providers. The Bank of Canada will retain up to $19.3 million over two years on a cash basis from its remittances to the Consolidated Revenue Fund to support implementation. The remaining funding that had been previously allocated to the Financial Consumer Agency of Canada in the 2024 Fall Economic Statement will not be spent, amounting to $36.9 million over two years.

▷

Budget 2025 proposes to provide $25.7 million over five years, beginning in 2025-26, and $5 million ongoing, for the Canadian Security Intelligence Service and the Royal Canadian Mounted Police to support national security safeguards in the Consumer-Driven Banking Act.

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▷

Budget 2025 further announces that the government will accelerate the next phase of consumer-driven banking, including legislating the ability to direct actions, such as switching accounts or making bill payments, or “write access,” by mid-2027, once Canada’s Real-Time-Rail project is live and in widespread use.

▷

Budget 2025 reaffirms the government’s support for the launch of Canada’s nation-building payments infrastructure, the Real-Time-Rail, in 2026. This payments system will enable money to move instantly between accounts, eliminating wait times and enabling innovative new use-cases for payments.

▷	Budget 2025 also announces the government’s intention to introduce legislation to regulate the issuance of fiat-backed stablecoins in Canada.

°

This legislation will require issuers to maintain and manage adequate asset reserves, establish redemption policies, implement risk management frameworks, and protect the sensitive and personal information of Canadians. The legislation will also include national security safeguards to support the integrity of the framework so that fiat-backed stablecoins are safe and secure for consumers and businesses to use.

°

To administer the relevant legislation, the Bank of Canada will retain $10 million over two years, starting in 2026-27, from its remittances to the Consolidated Revenue Fund. Administrative costs in subsequent years are projected to be $5 million per year and will be offset from stablecoin issuers regulated under the Act.

°	Related amendments to the Retail Payment Activities Act will also be made to enable the regulation of payment service providers that carry out payment functions using prescribed stablecoins.

The government will also explore options and work with the private sector to encourage the adoption of artificial intelligence in the financial sector in ways that advance innovation and build trust in its use.

BUILDING A STRONGER CANADIAN ECONOMY 119

Transforming the Payments Experience for Canadians

Payments are at the heart of Canada’s financial system and are essential to a strong, modern, and well-functioning economy. Budget 2025 takes important steps in modernising how consumers and businesses can send, spend, and receive money—making payments safer, faster, and more convenient for everyone.

Safer payments: Since September 8, 2025, the Bank of Canada is supervising close to 1,500 payment service providers, ensuring Canadians can continue to have confidence in using their services.

More choice for Canadians: On September 25, 2025, the government expanded membership eligibility in Payments Canada to allow new firms to apply for direct participation in Canada’s core payment systems, providing Canadians with more choice on providers of financial services.

Faster payments: Payments Canada’s Real-Time Rail, a new fast payments system launching in 2026, will enable Canadians and businesses to send and receive money instantly, any time, any day.

Consumer-Driven Banking: Budget 2025 introduces the next phase of consumer-driven banking, with a commitment to extend the framework to include payment initiation by mid-2027—making it faster and easier to pay directly from your bank account in another app.

Stablecoins: Budget 2025 introduces a new federal framework to regulate the issuance of fiat-backed stablecoins, making them safer for Canadians and businesses and helping build trust in digital payments.

Transparent international remittance pricing: The government intends to introduce new transparency requirements for banks for cross-border transfers, including associated foreign exchange costs, ensuring Canadians can easily compare pricing before completing a transaction.

Resolving misdirected payments: The government intends to introduce new requirements for banks to investigate and attempt to resolve transfers accidentally sent to the wrong recipient.

4. Simplifying the Regulatory and Legislative Environment

The government will undertake work to streamline and simplify regulation in the

120 CHAPTER ONE

financial sector, to ensure Canada’s regulatory environment remains efficient and supports innovation.

▷

As a first step, Budget 2025 announces the government’s intention to make federal financial sector consultations more predictable and transparent for stakeholders through better coordination and communication among federal financial regulators and the Department of Finance Canada and by sharing how the potential impacts of new requirements have been considered.

Going forward, the Department of Finance will work with agencies with regulatory responsibilities over the financial sector to seek ways to reduce red tape and the regulatory burden on financial institutions and unlock more private capital.

Restricting Non-Compete Agreements

Competitive labour markets foster innovation and productivity. However, non-compete agreements that prevent workers from moving to rivals or starting a competing business reduces competition and undermines the efficiency of the labour market. Restricting the use of non-compete agreements will protect workers’ rights, promote labour mobility, strengthen competition, and empower workers to move to a higher-paying job or start their own business.

▷

Budget 2025 announces that the government intends to amend the Canada Labour Code to restrict the use of non-compete agreements in employment contracts for federally regulated businesses. The government will launch consultations on proposed legislative changes in early 2026.

BUILDING A STRONGER CANADIAN ECONOMY 121

Gender and Diversity Impacts Spotlight

Budget 2025 will support First Nations, Métis, and Inuit by:

●  Building the capacity of Indigenous communities to participate in Crown consultation processes through the Federal Initiative on Consultation. This will help ensure the perspectives, rights, and interests of First Nations, Métis, and Inuit are reflected throughout major project planning and decision making. Effective Crown-Indigenous consultations increase certainty for all parties and will create a clearer path for Indigenous communities to shape and benefit from projects of national interest.

Budget 2025 prioritises financial well-being for lower-income populations by:

●  Advancing Consumer-Driven Banking. Lower-income and financially stressed households are expected to benefit most through access to lower-cost products, clearer choices, and tools to manage debt and reduce financial stress.

For more information on the expected impacts of Budget 2025 measures on these and other diverse groups of Canadians, please see Annex 6.

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Chapter 1

Building a Stronger Canadian Economy

millions of dollars

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

1.1 Accelerating Major Nation-Building Projects	27	71	49	47	50	244

Launching the Major Projects Office[1]	47	71	49	47	50	264

Less: Funds Previously Provisioned in the Fiscal Framework	-20	0	0	0	0	-20

1.2 Supercharging Growth	54	2,833	3,026	3,601	2,926	12,440

Productivity Super-Deduction*	45	280	360	385	420	1,490

Enhancing the Scientific Research and Experimental Development Tax Incentives*	3	70	85	65	70	293

Seizing the Full Potential of Artificial Intelligence*	5	11	186	677	67	946

Less: Funds Previously Provisioned in the Fiscal Framework	-4	-5	-181	-610	0	-800

Less: Funds Sourced From Existing Departmental Resources	-1	-6	-5	-4	-4	-21

Protecting Canadian Intellectual Property*	0	54	54	54	21	182

Investing to Build High- Growth Companies and Emerging Fund Managers	0	16	22	25	-10	53

Less: Funds Previously Provisioned in the Fiscal Framework	-53	-75	-63	96	123	28

2026-2028 Immigration Levels Plan	0	10	27	23	21	81

Forgone Revenues	0	19	41	84	84	227

Improving Foreign Credential Recognition[2]	0	3	5	29	30	67

Less: Funds Sourced From Existing Departmental Resources	0	-3	-5	-29	-30	-67

Recruiting International Talent*	59	226	226	196	172	879

Catalysing Investment in Airports and Ports*	0	13	13	13	16	55

Generational Infrastructure Investments*	0	4,750	5,050	5,450	4,850	20,100

BUILDING A STRONGER CANADIAN ECONOMY 123

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

Less: Funds Previously Provisioned in the Fiscal Framework	0	-2,530	-2,788	-2,853	-2,903	-11,073

1.3 Launching the Climate Competitiveness Strategy	4	87	210	144	144	589

Boosting Clean Economy Investment Through Tax Credits*	0	1	1	1	1	4

Supporting Critical Minerals Projects*	4	86	209	143	143	585

1.4 Increasing Competition	2	10	-4	4	5	17

A More Competitive and Innovative Financial System	2	21	20	10	10	64

Less: Costs to be Recovered	0	0	0	-5	-5	-10

Less: Funds Sourced From Existing Departmental Resources	0	-11	-24	-1	-1	-36

Additional Investments – Building a Stronger Canadian Economy	1	6	-269	-1,194	1,506	48

Investing in Canada Infrastructure Program*	0	0	-300	-1,200	1,500	0

Year-over-year reallocation of committed funding for the Investing in Canada Infrastructure Program.

Improving VIA Rail Service in the Corridor*	1	2	2	2	2	8

Funding proposed for VIA Rail Canada to implement technologies to improve on-time performance on its corridor services.

Supporting Medical School Infrastructure*	0	0	25	0	0	25

Funding to support the Toronto Metropolitan University’s School of Medicine campus and teaching infrastructure.

Landfill Methane Regulations	0	4	4	4	4	15

Funding proposed for ECCC to implement and enforce methane regulations for large landfills.

Chapter 1 - Net Fiscal Impact	88	3,007	3,013	2,601	4,630	13,339

Of which, capital investment:	109	2,741	2,726	2,137	4,207	11,920

1 $40 million over two years, starting in 2024-25, in funding to ISC through the Strategic Partnerships Initiative to support Indigenous capacity building and consultation on nation-building for meaningful Indigenous participation in nation-building projects was previously announced on July 19, 2025.

2 Improving Foreign Credential Recognition was announced on October 27, 2025.

*Measure includes funding classified as a capital investment.

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

124 CHAPTER ONE

CHAPTER TWO

SHIFTING FROM RELIANCE

TO RESILIENCE

2.1 Protecting Canada’s Strategic Industries

2.2 Growing Canada’s Trade with the World

127

The global trade landscape is rapidly changing, shaped by growing geopolitical tensions and persistent unfair trade practices. Amid these shifts, the United States is fundamentally transforming all of its trade relationships. The effective U.S. tariff rate is now the highest it has been since the Great Depression in the 1930s, and these tariffs are being applied to all countries and nearly all goods. Canada has the best deal of any U.S. trading partner—85 per cent of trade with the U.S. is now tariff free and we have the lowest average tariff of any country in the world. Yet, we cannot rely on our most important trade relationship as we once did.

The changes in the U.S. policy go beyond tariffs. Countries must now buy access to the world’s largest economy through investments, unilateral trade liberalisation, and policy changes in their home markets.

All the while, the transformation of global trade is occurring against a backdrop of wide economic disruptions: geopolitical realignment, AI and technological transformations, and a shift to a low-carbon economy.

The effect is profound—hurting companies, displacing workers, disrupting supply chains, forcing companies to rethink where they source their materials and products, and causing uncertainty that is curbing investment.

This disruption calls for a new, bold approach. Given we cannot control what other nations do, Canada’s new government is focused on what we can control: building our strength at home. Canada will invest in domestic production, Canadian expertise, and diversifying trade with reliable economic partners. This is how we will meet the challenges of our times: through a strong and resilient Canadian industrial base.

Our new industrial strategy will transform our economy—from one that is overly reliant on a single trading partner, to one that is more resilient to global shocks. A new economy built on the solid foundation of Canadian industries and bolstered by diverse international trade partners.

SHIFTING FROM RELIANCE TO RESILIENCE 129

2.1 Protecting Canada’s Strategic Industries

In order to protect, retool, and support the largest industrial pivot in a generation, Canada’s new government introduced a series of new, strategic measures for workers and businesses in those sectors most impacted by U.S. tariffs and trade disruptions—from the auto industry, to steel and aluminum, to forestry and agriculture. Canada has also adopted a series of protective measures—including counter tariffs—in order to safeguard Canadian workers and businesses. These initiatives will help workers acquire new skills and businesses retool their production and diversify their products, while spurring more domestic demand for Canadian businesses. As we build the economy of the future, we are ensuring workers and industries can seize its opportunities.

These new measures will help give industries and workers the tools they need to build a better future. With economic uncertainty creating a challenging investment environment in Canada, the time to act is now. That’s why the government is stepping in with the most comprehensive suite of trade resilience measures in Canadian history. By supporting our workers and industries, we will build Canada strong.

Protecting Workers and Transforming Canada’s Strategic Industries

Canada’s new government is building a new industrial strategy to meet this moment. This will transform our economy—from one of reliance on specific trade partners to one that is more resilient to global shocks.

Given the urgency of the moment, the government has announced a series of new measures to protect workers and businesses in sectors most impacted by U.S. tariffs and trade disruptions. During this time of uncertainty, Canada’s new government is supporting our auto workers and agricultural producers, manufacturers, and other workers who have felt the effects of trade tensions. As set out below, over $25 billion has been announced for supports for workers and businesses, with an expected cost of over $12 billion on an accrual basis over five years, starting in 2025-26. The government also expects $4.4 billion in tariff revenue. These measures will help give industries and workers the tools they need to build a more resilient Canadian economy.

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1. Support for Agriculture, Fish, and Seafood

Canada is one of the largest exporters of agriculture, fish, and seafood in the world, and these sectors contribute to Canada’s competitiveness, sustainability, and food security. The Canadian agricultural sector is a symbol of the country’s ingenuity, resilience, and ability to move up the value chain. Together with the fish and seafood sectors, it plays a vital role in supporting jobs and growth across the country and in rural communities. With clear standards for labelling food products, the government helps customers choose Canada. The government is helping these sectors adapt and respond to economic challenges and a shifting trade environment, while positioning them to take advantage of new opportunities. The government has committed more than $639 million over five years, starting in 2025-26, for the following measures:

●

$109.2 million in 2025-26 to Agriculture and Agri-Food Canada for the federal-provincial-territorial cost-shared AgriStability program, to increase the compensation rate for agricultural producers from 80 to 90 per cent, along with raising the payment cap per farm from $3 million to $6 million. This is available to help agricultural producers cope with large declines in farming income due to increased costs, adverse market conditions, and other challenges.

●

$75 million over five years, starting in 2026-27, to Agriculture and Agri-Food Canada for the AgriMarketing Program to enhance the diversification and promotion of Canada’s agriculture, agri-food, fish, and seafood products into new markets.

●

$97.5 million over two years, starting in 2025-26, to temporarily increase the Advance Payments Program’s interest-free limit to $500,000 for canola advances for the 2025 and 2026 program years, together with the temporary increase to $250,000 of the interest-free limit for all producers for the 2025 program year, which will result in interest savings for producers while increasing access to cash flow to help cover costs until they sell their products.

●

$372 million over two years, starting in 2026-27, to Natural Resources Canada to establish a Biofuels Production Incentive to support the stability and resiliency of domestic producers of biodiesel and renewable diesel, of which $175.2 million will be repurposed from the Clean Fuels Fund; and the intention to make targeted amendments to the Clean Fuel Regulations to support the domestic biofuels industry.

SHIFTING FROM RELIANCE TO RESILIENCE 131

In addition, Farm Credit Canada launched the Trade Disruption Customer Support Program in March 2025 to make available $1 billion in new lending to help reduce financial barriers for the Canadian agriculture and food industry.

2. Support for Forestry

The government is helping the forestry and softwood lumber sector transform to remain competitive. These measures will help unlock the full potential of the industry to keep pace with increased housing and major infrastructure construction.

●

Up to $700 million over two years on a cash basis, starting 2025-26, in loan guarantees administered by the Business Development Bank of Canada, to help ensure companies have the financing and credit support they need to maintain and restructure their operations during this period of transformation.

●

$500 million over three years on a cash basis, starting in 2026-27, to renew and expand existing Natural Resources Canada’s forestry programs focused on market and product diversification (including new export initiatives). It also includes a commitment to prioritise Canadian materials in construction and changing federal procurement processes to require companies contracting with the federal government to source Canadian lumber.

3. Equipping Companies for Growth and Diversification

Canada’s new government is helping companies overcome immediate trade pressures and providing them with support to pivot, grow, or diversify their operations by supporting projects to deepen their reach within Canada and find new reliable markets abroad.

●

$5 billion over six years, starting in 2025-26, for the Strategic Response Fund, a new program with flexible terms to help firms in all sectors and regions impacted by tariffs to adapt, diversify, and grow. The program will seek to maintain industrial capacity by offsetting new market access costs, supporting retooling, and helping Canada-based firms to expand or secure new markets. This includes $1 billion in Strategic Innovation Fund support for the steel industry’s transition toward new lines of business and strengthening domestic supply chains announced in July 2025.

132 CHAPTER TWO

●

Up to $1 billion over three years, starting in 2025-26, to the Regional Development Agencies for the Regional Tariff Response Initiative to support businesses impacted by tariffs across all affected sectors, including increasing non-repayable contributions for eligible businesses.

4. Supporting Workers

The government is implementing a new reskilling package for workers, has made Employment Insurance more flexible and with extended benefits, and will launch a new digital jobs and training platform with private-sector partners to connect Canadians more quickly to careers.

●

$570 million over three years, starting in 2025-26, through Labour Market Development Agreements with provinces and territories to support training and employment assistance for workers impacted by tariffs and global market shifts.

●

$382.9 million over five years, starting in 2026-27, and $56.1 million ongoing, to launch new Workforce Alliances to bring together employers, unions, and industry groups to work on ways to help businesses and workers succeed in the changing labour market and coordinate public and private investments in skills development. A new Workforce Innovation Fund will invest in projects tailored to local job markets to help businesses in key sectors and regions recruit and retain the workforce they need.

●

Temporary flexibilities to the Employment Insurance Work-Sharing program, as announced on March 7, 2025, to provide EI benefits to eligible employees who agree to work reduced hours due to a decrease in business activity beyond their employer’s control. This helps employers and employees avoid layoffs while supplementing reduced income with EI benefits. This measure is expected to cost $370.5 million over five years, starting in 2025-26, and $18.5 million ongoing.

●

Temporary Employment Insurance measures that enhance income supports for Canadian workers whose jobs have been impacted by the economic uncertainty caused by foreign tariffs. These supports are expected to cost $3.7 billion over three years, starting in 2025-26.

●

$50 million over five years, starting in 2026-27, and $8 million ongoing, to implement a new digital tool to facilitate job search and applications, and launch a national online training platform in partnership with the private sector.

SHIFTING FROM RELIANCE TO RESILIENCE 133

5. Ensuring Access to Financing

The government has also introduced liquidity measures to support small, medium, and large Canadian businesses. These measures include:

●

Launching the Large Enterprise Tariff Loan (LETL) facility, a $10 billion financing facility designed to support otherwise successful Canadian firms negatively affected by actual or potential tariffs and countermeasures. The Canada Enterprise Emergency Funding Corporation (CEEFC) announced its first LETL loan to Algoma Steel Inc., which will provide Algoma with access to $400 million in liquidity, with the Government of Ontario contributing an additional $100 million under the same terms to help stabilise a major Canadian player in the competitive steel industry, amid current disruptions to the global steel trade.

●

Enhancing the Business Development Bank of Canada’s $500 million Pivot to Grow program to provide support to eligible small- and medium-sized steel enterprises facing liquidity challenges. This program will cost $231 million on an accrual basis over five years starting in 2025-26.

●

$940 million in 2025-26 for the deferral of corporate income tax payments and GST/HST remittances due to the Canada Revenue Agency from April 2 to June 30, 2025, providing up to $40 billion in liquidity support for Canadian businesses.

Becoming Our Own Best Customer

To build our strength at home, we have to focus on what we can control. We can control who we buy from, and we choose to buy Canadian. The government is launching a new Buy Canadian Policy—moving from “best efforts” to a clear obligation to buy Canadian. When domestic suppliers are not available, purchases will be required to include Canadian content or be sourced from trusted partners. Such cases will remain the exception, not the norm, and will require ministerial approval. To facilitate the implementation of the Buy Canadian Policy, the government will also implement regulatory amendments to ensure that Buy Canadian aspects of federal procurement processes are not subject to review by the Canadian International Trade Tribunal.

This new approach will extend to all federal agencies and Crown corporations, like VIA Rail and Alto, which is responsible for the new High-Speed Rail initiative, leveraging every public dollar to strengthen Canada’s economy, create jobs, and building capacity at home. The policy will also cut red tape and make it

134 CHAPTER TWO

easier for Canadian businesses to access federal procurement opportunities. This policy will ensure that federal procurement will also support Canadian social enterprises.

To support this policy, the federal government will also set up a Small and Medium Business Procurement Program to help Canadian small- and medium-sized enterprises access federal procurement opportunities.

Canada’s new government is on a mission to build Canada strong through major infrastructure projects, a modern defence industry, and millions more homes. Through the new Buy Canadian Policy, we are making government a force for nation-building—becoming our own best customer, protecting Canadian businesses, and empowering our workers with high-paying careers that build prosperity at home.

▷

Budget 2025 proposes to provide $98.2 million over five years, starting in 2026-27, and $9.8 million ongoing to Public Services and Procurement Canada and $7.7 million over three years, starting in 2026-27, to the Treasury Board Secretariat to support the implementation of the new Buy Canadian Policy.

▷

Budget 2025 also proposes to provide $79.9 million over five years, starting in 2026-27, to Innovation, Science and Economic Development Canada to support the new Small and Medium Business Procurement Program.

Investing Where It Counts: Resilient Canadian Power Through

the Darlington New Nuclear Project

Canada will be the first G7 country to bring small modular reactor (SMR) power online, helping to drive innovation, jobs, and industrial growth. At full potential of four SMRs, the Darlington New Nuclear Project in Bowmanville, Ontario, will provide 1,200 megawatts of clean, reliable electricity, the equivalent of around 1.2 million homes.

The project was made possible through a federal and provincial commitment to invest in a stronger, more resilient Canada. The project is also an example of securing broader benefits to the Canadian economy, with an estimated 80 per cent of small modular reactor construction to occur in Ontario.

As announced on October 23, 2025, financial support includes a $2 billion investment from the Canada Growth Fund, along with an additional $1 billion investment from the province of Ontario, through the Building Ontario Fund.

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2.2 Growing Canada’s

Trade with the World

Chart 2.1 – Doubling exports of goods and services to non-U.S. markets over the next decade

Data: Statistics Canada; Oxford Economics.

Source: Office of the Chief Economist, Global Affairs Canada.

A New Trade Infrastructure Strategy

As Canada deepens its trade relationships with reliable partners, we will need to build the infrastructure that will advance our goal of doubling non-U.S. exports over a decade, generating $300 billion more in trade. To that end, Budget 2025 includes a suite of new supports for trade and transportation infrastructure projects. These new initiatives will be supported by the Canada Infrastructure Bank in assessing projects and determining the appropriate mix of government supports.

▷

Budget 2025 proposes to provide $5.0 billion over seven years, starting in 2025-26, to Transport Canada to create the Trade Diversification Corridors Fund. By investing in the infrastructure that moves our products to global markets, this fund will strengthen supply chains, unlock new export opportunities, and build a more resilient, diversified economy. The Fund will support projects of all scales, including digital infrastructure, to improve the ability of our imports and exports to travel efficiently across the country and to and from the rest of the world. For example, the government will consider investments in key projects in the Great Lakes-St. Lawrence Region, at ports in northeastern Québec like enhancing the Port of Saguenay’s capacity to build a second wharf, rail lines in Alberta, port and rail infrastructure on the West Coast, and more.

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●

As part of additional resources for Canada Border Services Agency (CBSA) announced on October 17, 2025, CBSA will work with Public Safety, Transport Canada, and Global Affairs Canada to identify additional ports for container import and export designation, particularly in the Great Lakes-St Lawrence Region, like Québec City and Hamilton. This will help catalyse private investment at ports and is essential to diversifying our trade.

We must also protect our sovereignty in the North and connect northern communities to domestic and global markets. While increasing trade opportunities and improving defence readiness, investments in northern transportation infrastructure can improve the lives of northern residents, including for First Nations, Inuit, and Métis communities, through new connections to Canada’s economy and transportation network.

▷

Budget 2025 proposes to provide $1 billion over four years, starting in 2025-26, to Transport Canada to create the Arctic Infrastructure Fund, which will invest in major transportation projects in the North with dual-use applications for civilian and military use, including airports, seaports, all-season roads, and highways. These investments will strengthen Canada’s sovereignty, support economic development and job creation in Northern communities, advance Indigenous economic reconciliation, and promote further trade diversification by opening new gateways to global markets. Dual use infrastructure investments in the North will reliably meet both military and local needs, and the government recognizes that Inuit, First Nations, and other communities are best placed to identify community needs.

SHIFTING FROM RELIANCE TO RESILIENCE 137

▷

To facilitate the Arctic Infrastructure Fund’s support for northern projects, Budget 2025 also proposes to provide $25.5 million over four years, starting in 2025-26, to Crown-Indigenous Relations and Northern Affairs Canada, and $41.7 million over four years, starting in 2025-26, to Canadian Northern Economic Development Agency, to help accelerate regulatory processes in Canada’s North—including consultation with Indigenous governments and organisations, and local northern communities. Canada is an Arctic nation. Indigenous partnerships are critical to Canada’s sovereignty and security related investments.

Investing Where It Counts: Infrastructure to Diversify Trade

Improving Canada’s transportation network strengthens economic resilience and supports trade diversification. Canada is a trading nation with trade totaling approximately two-thirds of gross domestic product (GDP). However, Canada’s trade remains heavily concentrated with a single partner: the United States. At the same time, Canada has significant untapped potential to diversify its trade. While Canada’s trade deal with the United States and Mexico gives preferential access to about 28 per cent of the global economy, its network of other trade agreements extends that reach to around 66 per cent, including every other G7 country.

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Canada holds a comparative advantage not only in primary sectors—such as agriculture, forestry, fishing, mining, and oil and gas—but also across a range of manufacturing industries, including wood, paper, transportation equipment, aerospace, food and beverage, and primary metals. This is in addition to a thriving services, technology and value-added goods trade—the economy of the future.

Unlocking this potential requires targeted, forward-looking investments in trade infrastructure that allow goods to move efficiently, avoiding bottlenecks. To enable this investment, Budget 2025 proposes to invest $6 billion in Canadian transportation infrastructure, which could raise productivity and increase Canadian GDP by up to $21 billion.

Beyond facilitating access to international markets for Canadian companies affected by trade disruptions, these investments will benefit the broader economy by connecting markets, enabling businesses and industries to expand, all while creating jobs and ensuring Canadians have access to alternative suppliers when trade is disrupted. By improving the efficiency and resilience of Canada’s transportation network, trade infrastructure investment directly supports both economic growth and strategic trade diversification.

Growing and Diversifying Canada’s Trade

1. Export Development Canada’s Support for Trade Diversification: Growing Business by $25 billion

The measures proposed in Budget 2025 expand on recent initiatives brought forward to help Canadian exporters reach new markets, including Export Development Canada (EDC)’s two-year, $5 billion Trade Impact Program, which launched in March 2025 and offers a range of export tools including trade credit insurance, export guarantees, and foreign exchange guarantees. Across virtually all sectors, companies are facing increased uncertainty and costs, and EDC continues to actively engage with customers and industry stakeholders to better understand their needs and to determine how to best support them.

▷

Budget 2025 announces the government’s intention for EDC to increase total business facilitated by $25 billion by 2030. This will help expand Canada’s exports and trade development activities in sectors of strategic importance for Canada, including in critical minerals, energy, clean technology, infrastructure, and defence.

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2. Strengthening Ties in the Indo-Pacific and Europe

Canada’s path to long-term economic resilience hinges on diversifying our exports. This means doing more business across the world—particularly in growth-markets—to increase overall trade volumes, move beyond traditional north-south trade patterns, and strengthen our collaboration with reliable trading partners and Allies around the world. In particular, the government will focus its efforts on the Indo-Pacific—a pivotal source of long-term demand—and in Europe, where businesses can take advantage of established export links, a similar business culture, shared geopolitical interests, and emerging sectoral opportunities.

Despite a more expansive free trade network than any other G7 country, offering access to about two thirds of the global economy, 70 per cent of Canadian exports remained concentrated in the U.S. as of 2024, with only 4 per cent directed to CETA markets and 8 per cent to CPTPP countries. Recent survey data from EDC shows that goods exporters are continuing to prioritise North American and advanced European markets for expansion, with economies in Asia notably absent from their plans.

Canada enters this period of trade transformation in a highly favourable position—the first G7 country with free trade agreements with all of its G7 partners. Demand is high and will remain at this level for many of the goods we produce in abundance, including energy, potash and other critical minerals, agri-food, and related products—as well as value-added goods, services, and technology. And we are similarly well-placed as an investment destination. In exchange, partnerships with foreign firms can offer Canadian businesses new footholds in global supply chains.

The government is committed to equipping Canadian businesses to compete globally in sectors where we are traditionally strong, as well as in new markets for new advanced technologies that will shape the economies of the future. This renewed effort, supported by over $1.7 billion in new investments, forms a key part of Canada’s new comprehensive industrial strategy for building the strongest economy in the G7.

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Leveraging Strategic Opportunities

in the Indo-Pacific Region

Agriculture and Agri-Food

The Indo-Pacific region is a critical market for Canadian agriculture. Our agri-food products and innovation can help the region’s population and growing middle-class meet its food and nutrition needs.

Clean Technology

Canadian capital, expertise, and cleantech innovations are in demand as Asia seeks to urbanise and industrialise in a sustainable manner. There are significant opportunities to export our nuclear technology.

Energy and Infrastructure

Countries across the Indo-Pacific are making infrastructure investments to support economic growth, power digital transformation, provide new services, and address climate change. We can help provide energy security to key partners in the region.

Advanced Manufacturing	The region is fast to adopt new technologies for manufacturing and digital transformation which creates opportunities for Canadian innovation.

Service Exports	Digital services are Canada’s fastest growing export category. There are significant export opportunities for digital service exports in Indonesia, Japan, and the Philippines.

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Leveraging Strategic Opportunities

in Europe

Agriculture and Agri- Food

European farming and agriculture are changing, and sectors such as artificial intelligence and nanotech are assuming an increasing role in industry, which is opening a rich source of business opportunities.

Clean Technology

Countries throughout Europe have strong demand for Canadian clean technology and energy products. In 2025, the European Union (EU) released a roadmap to fully end dependency on Russian energy imports while providing affordable alternatives for citizens and industry.

Continental Defence and Ukrainian Reconstruction

There are opportunities for Canadian firms to support increased European defence spending, while Ukraine’s reconstruction needs could total $1 trillion, and Canadian businesses can benefit from enormous opportunities across nearly every sector, from engineering and energy to agri-food, health care, and technology.

Minerals and Metals

Canada-EU cooperation on critical minerals offers strategic opportunities for Canada’s mining sector. As the top western producer of aluminum, nickel, and platinum, and a source of copper, Canada has the potential to bring a significant amount of critical minerals into production, supporting the EU’s electrification, decarbonisation, and national security.

Service Exports	Canada’s post-pandemic growth in service exports has outshone that of many advanced economies, and Europe is Canada’s second largest service export market, behind the United States.

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To seize these opportunities, Budget 2025 proposes a step change, and a series of new measures to help Canadian enterprises compete and succeed internationally. These include concessional financing to open doors in priority markets, more financial support to help businesses explore international partnerships, and digitalisation and infrastructure investments to position Canada as a fast, reliable supplier of choice to the region.

3. Trade Diversification Strategy

Canada is setting a new goal to double non-U.S. exports over the next decade, generating $300 billion more in trade—that’s an increase of over $100 billion in 5 years. To do this, Canada must focus on growing areas of key competitive advantage and supercharging engagement with the world’s fastest growing markets.

●

New Strategic Exports Office: Canada’s competitors are increasingly fusing traditional diplomacy with commercial acumen to help their businesses and workers win opportunities abroad. To coordinate engagement across all departments and Government of Canada tools, a new Strategic Exports Office at Global Affairs Canada will curate a pipeline of international business opportunities and build sophisticated, proactive roadmaps for Canadian senior-level engagement to open doors and remove roadblocks for Canadian companies. This Office will operate with resolve and laser-focus to remove longstanding trade irritants, market access barriers, infrastructure gaps, and financing needs.

4. Making New Business-to-Business Connections in Europe

Building on recent and continuing efforts in the Indo-Pacific region, the government will launch a series of new initiatives to showcase the talent and competitiveness of Canadian enterprises in European markets.

▷

Budget 2025 proposes to provide $8 million over four years, starting in 2026-27, and $2 million ongoing, to Global Affairs Canada to deepen trade relations with European partners by undertaking new trade missions with Canadian businesses and supporting Canadian Chambers of Commerce in Europe.

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Helping Small and Medium-sized Enterprises Abroad

Québec City’s WaterShed Monitoring Inc’s international success is a great Canadian small and medium-sized enterprise (SME) success story. With the help of Canada’s Trade Commissioner Service (TCS), the water management company has grown and expanded in European countries, maintaining a corporate office in France. It is now pursuing opportunities in the Indo-Pacific region, with company representatives joining a Team Canada Trade Mission to Malaysia and Vietnam in March 2024 and taking part in the TCS’ first South-East Asia Watertech Canadian Technology Accelerator in Singapore.

5. Removing Barriers and Modernising Trade

In addition to opening up access to new, high-growth markets, ongoing trade negotiations play an essential role in lowering the barriers businesses face under existing agreements. This includes important efforts to modernise rules that support trade in the rapidly expanding digital services sector.

▷

Budget 2025 proposes to provide $20 million over four years, starting in 2026-27, and $4.8 million ongoing, to enhance Global Affairs Canada’s capacity to negotiate and implement trade and investment-related agreements.

Connecting Canadian Businesses to the Global Market

1. Seizing International Opportunities Through Trade Finance

For over 80 years, EDC has helped exporters to finance deals, offset the risks of doing business abroad, and access new markets. The government is committed to ensuring EDC’s toolkit fits the needs of Canadian exporters and supports resilience and growth in the current trade context.

▷

Budget 2025 announces the government’s intention for EDC to launch a $2 billion concessional trade finance envelope, on a cash basis, to encourage international partners to buy Canadian. This new financial tool will help exporters in key sectors—such as infrastructure and clean technology—to engage in projects in some of the world’s fastest-growing developing economies, particularly in the Indo-Pacific region, and to participate in the reconstruction of Ukraine’s critical infrastructure. This will be funded from EDC’s existing capital envelope and Global Affairs Canada’s existing departmental resources.

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2. Backing for Businesses Exploring New Markets

Financial supports and specialised advisory services help businesses grow internationally by enabling them to manage important upfront investments, such as travel, distribution and agent fees, product licensing, and hiring staff. A range of supports are available through specialised federal entities, and are often complemented by provincial or territorial programs.

▷

Budget 2025 proposes to provide $68.5 million over four years, starting in 2026-27, with $19.9 million ongoing, to Global Affairs Canada to enhance CanExport, which encourages small- and medium-sized enterprises (SMEs), national industry associations, and innovators to diversify their exports to new markets abroad by sharing the costs of international business development activities, such as legal expenses, trade shows, and market research. Of this amount, $14.6 million over four years starting in 2026-27 and $2.6 million ongoing will be repurposed from existing resources.

▷

Budget 2025 proposes to provide $7.6 million over four years, starting in 2026-27, with $2.1 million ongoing to Global Affairs Canada to support Canadian companies through the Innovation Partnership Program and the Canadian Technology Accelerator. The Innovation Partnership Program helps Canadian companies scale up their exports through international partnerships, and the Canadian Technology Accelerator helps Canadian technology companies access international markets and export opportunities. Of this amount, $1.9 million over four years, starting in 2026-27, and $0.6 million ongoing will be repurposed from existing resources.

▷

Budget 2025 proposes to provide $46.5 million over four years, starting in 2026-27, to Innovation, Science and Economic Development Canada for the SME Export Readiness Initiative, to support training for SMEs with limited exporting experience to build capacity to make informed, strategic decisions as they diversify trade. This will help Canadian firms access and be successful in new international markets and increase economic resilience.

▷

Budget 2025 proposes to provide $4.2 million over three years, starting in 2027-28, and $1.4 million ongoing to Natural Resources Canada to maintain capacity to promote nuclear energy exports and strategic engagement in key export markets.

SHIFTING FROM RELIANCE TO RESILIENCE 145

▷

Budget 2025 proposes to provide $39.9 million over four years, starting in 2026-27, and $11.1 million ongoing to the National Research Council of Canada’s Industrial Research Assistance Program to expand the Clean Technology Demonstration initiative to global markets.

Increasing Food Exports

Canada’s agricultural producers and fish and seafood harvesters are known around the world for the quality, safety, and sustainability of their products, from canola to seafood to beef. Recent trade tensions and retaliatory measures have created challenges for these key sectors, and the government continues to stand behind them in defending fair, rules-based trade. With global demand for high-quality, nutritious food and plant protein on the rise, Canada is ready to meet the moment: expanding agriculture and agri-food, fish, and seafood exports, adding more value at home, and making export processes faster, more efficient, and more digital to help agriculture producers, harvesters, and processors reach new markets.

▷

Budget 2025 proposes to provide $76 million over five years, starting in 2026-27, with $31.3 million in remaining amortisation, to the Canadian Food Inspection Agency (CFIA) to support modernised digital trade tools and services and integrate artificial intelligence into internal processes. This includes moving away from paper-based systems and expanding the use of digitalised import and export certificates to simplify processes, reduce the risk of errors, fraud, and delays, and enhance traceability. Export certificates would also be standardised to help exporters adhere to other countries’ requirements and reduce the burden of attesting to product safety. These investments will support faster, simpler, and more reliable services from the CFIA—crucial for Canadian exporters.

▷

Budget 2025 proposes to provide $32.8 million over four years, starting in 2026-27, and $9.6 million ongoing to the CFIA to secure, expand, and restore market access for Canadian agriculture and agri-food, fish, and seafood sectors. This includes engaging directly with other countries to strike new trade agreements and expand existing ones, identify and address trade barriers, enhance regulatory cooperation, and advocate for greater market access.

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As a prominent exporter of grain, Canada is reliant on a robust and well-coordinated supply chain to facilitate the efficient movement of grain across the country and to international markets. The government acknowledges the interdependence within Canada’s grain supply chain and is committed to ensuring interests are appropriately balanced and that the system enables business investment and confidence in our capacity to meet the transportation needs of the sector.

●

The government will continue ongoing work to assess the challenges facing different stakeholders within the supply chain and how changes in one area may impact others. This work includes longstanding issues, such as transportation forecasting and planning, and infrastructure capacity.

Gender and Diversity Impacts Spotlight

Budget 2025 takes action to support Canadian businesses by:

●  Prioritising inclusion in federal procurement through a new Buy Canadian Policy. This will include a Small and Medium Business Procurement Program to help lower barriers for these enterprises accessing federal procurement opportunities.

Budget 2025 also works to ensure the benefits of growth are widely shared by removing barriers that limit participation and access for underrepresented groups by:

●  Enhancing Canada’s Trade Access Through Digital Modernisation to help agriculture, agri-food, fish and seafood producers, harvesters, and processors export more efficiently. Recognising digital divides, firms with limited internet, populations with lower digital literacy, and persons with disabilities may face barriers. To mitigate these barriers, the program will include real-time user feedback to address accessibility.

●  Amendments to AgriStability. In the immediate term this program will support livestock agricultural producers with pasture-related feed charges but will also take steps to identify barriers for underrepresented groups who may face challenges in accessing financing, by starting voluntary collection of disaggregated data in fall 2025.

For more information on the expected impacts of Budget 2025 measures on these and other diverse groups of Canadians, please see Annex 6.

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Chapter 2

Shifting from Reliance to Resilience

millions of dollars

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

2.1 Protecting Canada’s Strategic Industries[1]	3,041	3,974	2,501	1,482	1,091	12,089

Protecting Workers and Transforming Canada’s Strategic Industries - Support for Agriculture, Fish, and Seafood*	178	230	201	15	15	639

Less: Funds Sourced From Existing Departmental Resources	0	-3	-74	-87	-12	-175

Protecting Workers and Transforming Canada’s Strategic Industries - Support for Forestry	4	225	267	267	97	859

Protecting Workers and Transforming Canada’s Strategic Industries - Equipping Companies for Growth and Diversification*	594	1,201	1,948	1,503	1,253	6,499

Less: Funds Previously Provisioned in the Fiscal Framework	-1,000	-250	-250	-250	-250	-2,000

Protecting Workers and Transforming Canada’s Strategic Industries - Supporting Workers	1,989	2,371	371	104	103	4,939

Protecting Workers and Transforming Canada’s Strategic Industries - Ensuring Access to Financing	1,276	159	-7	-108	-149	1,171

Becoming Our Own Best Customer[2]	0	41	45	38	33	157

2.2 Growing Canada’s Trade with the World	33	741	1,211	1,412	1,037	4,433

A New Trade Infrastructure Strategy*	15	690	1,140	1,340	965	4,150

Making New Business-to-Business Connections in Europe	0	2	2	2	2	8

Removing Barriers and Modernising Trade	0	5	5	5	5	20

Seizing International Opportunities	64	48	48	0	0	159

Through Trade Finance

Less: Projected Revenues	0	-1	-2	-3	-3	-10

Less: Funds Sourced From Existing Departmental Resources / Sourced from the International Assistance Envelope Strategic Priorities Fund	-46	-46	-46	0	0	-138

Backing for Businesses Exploring New Markets*	0	26	46	48	48	167

Less: Funds Previously Provisioned in the Fiscal Framework	0	-5	-4	-4	-4	-17
Increasing Food Exports*	0	22	23	24	24	94
Additional Investments – Shifting from Reliance to Resilience	0	5	5	1	1	12

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	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

Migrating the Canada Tariff Finder Software*	0	0	0	1	1	1

Funding proposed for GAC to maintain the Canada Tariff Finder on a new server. The tariff finder provides important information on tariff rates in world markets to Canadian companies.

Trade Controls to Defend Canadian Steel	0	4	4	0	0	9

Funding proposed for GAC to support the effective implementation of trade controls to defend the steel industry from trade diversion and global excess capacity.

Enhancing Economic Expertise on Exporting Sectors	0	1	1	1	1	2

Funding proposed for GAC to augment economic analysis and policy expertise on exporting sectors.

Amendments to AgriStability	0	8	8	8	8	33
Less: Funds Sourced From Existing Departmental Resources	0	-8	-8	-8	-8	-33

Amendments to the federal-provincial-territorial cost-shared AgriStability program to make pasture-related feed costs eligible under the program.

Chapter 2 - Net Fiscal Impact	3,074	4,720	3,717	2,895	2,129	16,534

Of which, capital investment:	-541	1,442	2,639	2,548	1,951	8,040

1 Several measures in Section 2.1. were announced between March 7 and September 5, 2025.

2 Becoming Our Own Best Customer was announced on September 5, 2025.

* Measure includes funding classified as a capital investment.

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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CHAPTER THREE

EMPOWERING CANADIANS

3.1 Supercharging Home Building Across the Country

3.2 Tackling Affordability

3.3 Protecting Canadian Culture, Values, and Identity

151

A core mission of Canada’s new government is to empower Canadians by building Canada’s economic strength. From the beginning of our mandate, Canada’s new government has been relentlessly focused on bringing down costs for Canadians. On its first day, we cancelled the divisive consumer carbon price—bringing down gasoline prices by approximately 18 cents per litre in most provinces and territories as of April 2025.

The government is also delivering on a tax cut for 22 million middle-class Canadians—saving a two-income family up to $840 per year. The government is reducing taxes to lower the cost of homeownership for first-time home buyers—saving Canadians up to $50,000 when they purchase a home for themselves and their families. The government cut tolls for all vehicles on the Confederation Bridge from over $50 to $20, and fares by 50 per cent on ferries in Atlantic Canada and to Les Îles-de-la-Madeleine—leading to a 25 per cent increase in usage for traffic leaving Prince Edward Island in August compared to the previous year.

By lowering costs for Canadians, the government is creating an economy where every Canadian has more control over building their own future. Canadians will strengthen our shared sense of identity, history, and geography by protecting our culture, nature, official languages, and core values—and we will continue to build the country and its economy in close partnership with Indigenous Peoples.

EMPOWERING CANADIANS 153

3.1 Supercharging Home Building

Across the Country

Canada continues to face a steep housing supply gap. The Canada Mortgage and Housing Corporation (CMHC) estimates that to restore housing affordability to 2019 levels, homebuilding must nearly double to between 430,000 and 480,000 units per year over the next decade, while the Parliamentary Budget Officer (PBO) estimates 290,000 units annually would be needed to close the housing supply gap (Chart 3.1).

The core challenge in the housing market is the difficulty in building housing stock. Loans are expensive, builders face multi-year delays in permitting, and land, development charges, and taxes can make up close to half of project costs. High construction costs are exacerbated

Chart 3.1 – Historical Housing Starts and the Building Pace Needed to Close the Housing Supply Gap

Note: The grey area represents estimates of the building pace needed over the next decade to close the housing supply gap, ranging from 290,000 units per year (PBO) to 480,000 units per year (CMHC, upper-end estimate). Sources: Statistics Canada; CMHC; PBO.

by little productivity growth in construction in the past 25 years (Chart 3.2). To turn this around, the Government of Canada will catalyse a more productive homebuilding industry with fewer barriers and less red tape so that builders can build homes at the scale we need.

Chart 3.2 – Labour Productivity in Residential Construction

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Launching Build Canada Homes

On September 14, 2025, the government launched Build Canada Homes—a new federal agency that will build affordable housing at scale. BCH’s mission is to build and finance more affordable homes, while catalysing a new housing industry.

BCH will help tackle homelessness by expanding transitional and supportive housing in partnership with provinces, territories, municipalities, and Indigenous communities. It will also build deeply affordable community and co-op housing for low-income households, while working with private and non-profit builders to increase the supply of affordable homes for the Canadian middle class.

Build Canada Homes will transform how the public and private sectors work together, deploying modern construction methods, and catalysing an entirely new Canadian housing industry. It will leverage public lands, offer flexible financial incentives, attract private capital, facilitate large portfolio projects, and support manufacturers to deliver housing at scale.

Canada’s new government will bring federal lands, faster approvals, and strong incentives to the table. The private sector will bring construction capacity, innovation, supply chains, and financing.

Build Canada Homes will focus primarily on non-market housing, supporting a mix of income needs as part of a national effort to double housing construction, restore affordability, and reduce homelessness.

There are three key pillars to this new approach:

1.	Build Canada Homes will partner with industry, other orders of government, and Indigenous communities to build affordable housing, including co-op housing, at scale and at speed.

2.	Build Canada Homes will deploy capital, secure demand, and harness innovative housing technologies to build faster and more sustainably, 365 days a year.

3.	Build Canada Homes will adopt the government’s new Buy Canadian policy and prioritise projects that use Canadian lumber and other Canadian materials.

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With an initial investment of $13 billion over five years on a cash basis, starting in 2025-26, Build Canada Homes will deploy capital to supercharge the housing industry. Build Canada Homes has a mandate to move quickly and this fall, the government announced its first four investments and initiatives:

1.

Developing public land sites and prioritising innovative, factory-built housing, starting with six sites to build 4,000 factory-built homes with additional capacity of up to 45,000 units across Canada Lands Company’s portfolio.

2.	Protecting existing affordable housing by launching the $1.5 billion Canada Rental Protection Fund under Build Canada Homes.

3.	Providing $1 billion to build transitional and supportive housing for people who are homeless or at risk of homelessness.

4.	Partnering with the Nunavut Housing Corporation to build over 700 public, affordable, and supportive housing units.

Developing Arbo Downsview

On October 17, 2025, Build Canada Homes launched a Request for Qualifications to engage builders for the development of 540 new homes at Arbo Downsview in Toronto. This represents Build Canada Homes’ first housing development project. At least 40 per cent of the units on the site will be affordable, with a mix of studios, one-, two-, and three-bedroom homes, supporting middle-class families.

Build Canada Homes will identify Design-Build teams with proven expertise in factory-built housing and other modern methods of construction—including prefabrication, modular building, and mass timber—to ensure speed, affordability, and quality.

This development is also being enabled by the up to $283 million federal investment through the Canada Housing Infrastructure Fund to upgrade the nearby Black Creek sewer system.

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Building a new generation of co-op housing

The federal government has a strong role to play in building non-market housing and Build Canada Homes is central to that role. Ensuring more affordable housing options for Canadians includes building co-operative housing. For decades, co-ops have provided Canadians with secure, affordable, and community-oriented homes.

The Co-op Housing Development Program was co-designed with the Co-operative Housing Federation of Canada and the co-operative housing sector and is the largest investment supporting the co-op housing sector in the last 30 years. The program is estimated to support the development of thousands of affordable rental co-operative housing units by 2028.

Earlier this year, the program allocated $423 million in funding in support of eight new co-op buildings, creating a total of 837 new homes with more to come.

Eliminating the Goods and Services Tax (GST) for First-Time Home Buyers

To immediately bring down costs for many Canadians, Canada’s new government is eliminating the Goods and Services Tax (GST) for first-time home buyers on new homes up to $1 million and reducing the GST for first-time home buyers on new homes between $1 million and $1.5 million.

The removal of the GST for first-time home buyers, which is currently before Parliament as part of Bill C-4, helps bring down the costs of a newly built home—immediately making the goal of home ownership a reality for more Canadians, especially young families.

Training the Next Generation of Canadian Builders

Building major infrastructure and millions of more homes will create high-paying careers for Canadians. These careers will require training for workers, so the newest generation of Canadian builders can build Canada Strong. The government will continue to prioritise building together, and ensuring Canadians can see the community benefits of building our infrastructure and housing, including through supporting union labour.

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▷

As announced on October 27, 2025, Budget 2025 proposes to provide $75 million over three years, starting in 2026-27, to Employment and Social Development Canada to expand the Union Training and Innovation Program, which supports union-based apprenticeship training in the Red Seals trades.

Building More Multi-Unit Homes

Multi-unit homes are critical to increasing the housing supply and providing affordable housing to Canadians. To catalyse the creation of these types of homes, the government is supporting the financing of new multi-unit rental housing through mortgage loan insurance and securitisation.

▷

Budget 2025 announces that the government will increase the Canada Mortgage Bond (CMB) annual issuance limit from $60 billion to $80 billion, starting in 2026 to unlock thousands of new housing units per year. This will increase access to cost-effective mortgage funding for lenders, helping them offer more mortgages and support the construction of new multi-unit housing across Canada. The increase will apply exclusively to multi-unit housing. The government will maintain the current pace of its purchases of CMBs, up to $30 billion annually, to allow the private market full access to the additional issuance.

Strengthening First Nations Infrastructure Financing and Access to Clean Water

Our approach to supercharge building will help address infrastructure gaps in First Nations communities. With engagement with First Nations partners, the government is continuing to explore new financing tools to make existing funding more effective and expand the options available to communities to deliver critical infrastructure.

●

For example, it is the government’s intention to explore the creation of a bonding and surety backstop pilot project for First Nations contractors on reserve to enable on-reserve construction companies to bid for infrastructure projects, as well as a standalone pilot scheme to monetise federal transfers to support financing for First Nations infrastructure on reserve.

The government is committed to ending all long-term drinking water advisories on reserve and ensuring reliable access to clean drinking water for First Nations. Since 2015, 149 long-term drinking water advisories have been lifted,

158 CHAPTER THREE

and more than 300 short-term advisories have been prevented from becoming long-term.

▷

Budget 2025 proposes to provide $2.3 billion over three years, starting in 2026-27, to renew the First Nations Water and Wastewater Enhanced Program. This funding will maintain progress on approximately 800 active projects, including those focused on ending remaining water advisories and preventing new ones by upgrading at-risk systems.

Supporting Indigenous Housing and Infrastructure

Access to affordable housing and dependable infrastructure is critical to ensuring a better future for Indigenous Peoples. This government will take action to address the unique and persistent housing and infrastructure challenges facing Indigenous communities.

Build Canada Homes will work with First Nations, Inuit, and Métis leadership to determine how this mission-driven organisation and the catalysation of this new modern housing industry can best contribute to First Nations, Inuit, and Métis identified needs and priorities.

We recognise that the need for First Nations, Inuit, and Métis housing is acute. For this reason, $2.8 billion is being confirmed for urban, rural, and northern Indigenous housing. We will work with First Nations, Inuit, and Métis partners to ensure rapid and effective delivery.

Together with funding that is already working to support housing for First Nations on reserve, Inuit, and Métis communities, there remains over $3 billion available for First Nations, Inuit, and Métis to advance their housing priorities.

The Minister of Indigenous Services will coordinate a cross-government Indigenous Housing Strategy following engagement with First Nations on reserve, Inuit Treaty Organisations, Métis governments, and Modern Treaty holders and Self-Governing Indigenous Governments.

▷

The government is also increasing the Canada Infrastructure Bank’s target for investments in Indigenous infrastructure that benefit First Nations, Inuit, and Métis communities from at least $1 billion to at least $3 billion across its priority sectors.

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3.2 Tackling Affordability

Canada’s new government has been relentlessly focused on bringing costs down for Canadians. Above all, the government will empower Canadians by helping them get ahead and reduce their cost of living.

When Canadians keep more of the money they earn, they can better support their families, invest in their communities, and build the future they want.

Budget 2025 builds on the actions Canada’s new government has already taken to make life more affordable—delivering three major tax cuts, supercharging homebuilding to increase supply and lower housing costs, and introducing Automatic Federal Benefits so that millions of Canadians receive the support they qualify for.

Middle-Class Tax Cut

Since July 1, 2025, Canadians have been paying less tax after the government announced lowering the first marginal personal income tax rate from 15 per cent to 14 per cent. The rate reduction, which is currently before Parliament as part of Bill C-4, applies to taxable income of up to $57,375 in 2025, providing meaningful relief to middle-class Canadians—during a period of significant economic uncertainty and affordability challenges.

Nearly 22 million Canadians will benefit from tax relief of up to $420 per person, saving two-income families up to $840 a year. The majority of tax relief will go to Canadians with incomes in the two lowest tax brackets. Nearly 45 per cent of the tax relief will go to Canadians with income below approximately $57,400 (the first tax bracket) and 40 per cent to Canadians with income approximately between $57,400 and $114,800 (the second tax bracket).

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Chart 3.3 – Shares of Tax Paid and Tax Relief

Source: Department of Finance Canada calculations.

This measure is expected to provide $27.2 billion in tax relief to Canadians over five years starting in 2025-26.

Cancelling the Divisive Consumer Carbon Price

Canada’s new government cancelled the divisive consumer fuel charge—directly allowing Canadians to save money from the price they pay at the pump. The government also removed the requirement for provinces and territories to have a consumer-facing carbon price as of April 1, 2025. These actions have reduced gasoline prices in most provinces and territories by up to 18¢/L in comparison to 2024-2025, lowering headline inflation.

The government is also winding down mechanisms to return direct fuel charge proceeds to Canadians, small- and medium-sized businesses, farmers, and Indigenous governments.

This measure is estimated to cost about $4.2 billion in 2025-26. This included a final Canada Carbon Rebate payment in April 2025 to residents of provinces where the fuel charge applied.

Eliminating the fuel charge, which is currently before Parliament as part of Bill C-4, will give Canadian consumers and businesses certainty that the consumer carbon price is being permanently removed from legislation.

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Delivering Automatic Federal Benefits for Low-Income Individuals

Millions of lower-income Canadians do not file their taxes, either because they do not have the resources to do so or because they think their income is too low to owe taxes. This means that people who most need benefits often do not receive them, causing some Canadians to miss out on the GST/HST Credit, the Canada Child Benefit, the Canada Workers Benefit, and more benefits they are entitled to.

As announced on October 10th, through Budget 2025, Canada’s new government will start Automatic Federal Benefits for the 2026 tax year that will reach up to 5.5 million low-income Canadians by the 2028 tax year. These individuals will be able to review and confirm a pre-filled income tax return, and the Canada Revenue Agency (CRA) will automatically file these individuals’ taxes to ensure they receive government benefits they qualify for—including benefits that these Canadians may not be aware they are entitled to.

For many Canadians, filing an income tax return is the gateway to accessing important benefits, such as the Canada Child Benefit and the GST/HST Credit. While this will make filing easier for millions of lower-income Canadians, some will not be able to or will choose not to use this new service.

▷

To help individuals with lower incomes receive the benefits to which they are entitled, Budget 2025 also proposes to amend the Income Tax Act to allow the CRA to file a tax return on behalf of certain eligible individuals with lower incomes in simple tax situations who do not owe tax and do not file themselves. The government plans to consult with Canadians on the proposed amendments, using this feedback to improve and scale up this service. This will include consultation with Indigenous partners.

▷

Budget 2025 further proposes to provide $71 million over five years, starting in 2025-26, with $10.4 million in remaining amortisation and $8.3 million ongoing, to the CRA to implement these new services.

Making the National School Food Program Permanent

Every child deserves to have the food they need to get a fair start in life, regardless of their family’s circumstances. Launched in 2024-25 with an investment of $1 billion over five years, the National School Food Program aims to provide meals to 400,000 more kids every year, beyond those served by

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existing school food programs. The program is saving participating families with two children an average of $800 per year on groceries.

The National School Food Program is helping provinces, territories, and Indigenous partners expand their existing school food programs to make sure more children across the country can enjoy the healthy meals they need. The Program is good for parents and kids, and it is good for the economy as well. It is helping take pressure off of families and directly supporting the success of our kids, while improving children’s health, education, and well-being.

▷

As announced on October 10, 2025, Budget 2025 proposes to introduce legislation and provide $216.6 million per year, starting in 2029-30, to Employment and Social Development Canada, Indigenous Services Canada, and Crown-Indigenous Relations and Northern Affairs Canada, to make the National School Food Program permanent.

Lowering Costs and Protecting Consumers

Canada’s new government is stepping up to give back control and help Canadians keep more of their money in their pockets. This includes taking on consumer pain points and unnecessary costs that can add up at the end of the month.

▷

Budget 2025 announces the government will review fees charged by banks and other federally regulated financial institutions including Interac e-Transfer fees and ATM fees. We will use every tool and agency at our disposal to address any unjustified fees and pain points for Canadians. We will provide an update on this work in 2026.

Increasing Access to Funds Deposited by Cheque

Digitalisation in the financial sector has brought many benefits for consumers, but there are risks that consumers who remain reliant on legacy financial products and services, including cheques, may be left behind. Access to cheque fund rules are now over a decade old and have not kept pace with cost-of-living increases or technological advances.

▷

Budget 2025 proposes to amend the Bank Act to raise the first amount of immediately available deposited cheque funds from $100 to $150 and to remove the timing distinction between funds deposited in person and via other means, as well as introduce regulations to apply the change to trust and loan companies.

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▷

Budget 2025 also announces the government’s intention to make regulations in the coming months to reduce the number of days banks may hold deposited cheque funds before releasing them to their customers. In addition, the regulations will raise the current value threshold of $1,500—below which shorter cheque hold periods apply—which will increase the number of cheques eligible for earlier access to funds and benefit consumers reliant on cheque payments.

Protecting Against Economic Abuse

Canada’s financial sector has a critical role to play in detecting signs of abuse early and providing safe pathways for victims and survivors—many of which are women, ensuring that everyone can build safe and independent futures.

▷

Budget 2025 proposes to introduce a voluntary Code of Conduct for the Prevention of Economic Abuse for federally regulated banks. This code, to be overseen by the Financial Consumer Agency of Canada, will set clear expectations for how banks can identify, prevent, and respond to economic abuse to better protect Canadians.

Economic abuse—such as restricting access to money, sabotaging employment, or forcing debt—is a common form of gender-based violence. It can also affect seniors, who can be vulnerable to financial manipulation or coercion by those they often know and trust. It robs people of their independence and limits their ability to build secure and fulfilling lives.

Preventing economic abuse also means ensuring that financial information and supports are accessible. The development of a voluntary Code of Conduct for the Prevention of Economic Abuse will be guided by several principles: taking an inclusive and victim and survivor-centered approach, promoting financial empowerment and independence, fostering a collaborative approach among stakeholders, and continuous improvement.

Protecting Workers Against Wage Theft

Wage theft occurs when an employer fails to pay compensation rightfully owed to an employee, and represents one of the most common labour standards contraventions in federally regulated sectors.

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To crack down on employers that do not pay workers the wages they have earned, the 2024 Fall Economic Statement announced the government’s intent to make regulatory changes to substantially increase the penalties imposed on federally regulated employers who commit wage theft.

The government remains committed to ensuring workers are protected and compensated for the work they perform. The work to increase penalties is currently underway and consultations with workers and employers on proposed changes will take place over the coming months.

Protecting Workers Against Improper Classification

The deliberate misclassification of employees as independent contractors means that employers are not withholding and remitting the proper amounts of income tax, or Canada Pension Plan and employment insurance contributions. Misclassified employees may lose out on labour law protections, as well as benefits and pensions available to employees. This misclassification of employees has been particularly common in the trucking industry.

▷

To crack down on employers that misclassify employees, Budget 2025 proposes to provide $77 million over four years starting in 2026-27, with ongoing funding of $19.2 million annually, for the Canada Revenue Agency (CRA) to implement a program that addresses non-compliance related to personal services businesses, as well as lift the moratorium on reporting fees for services in the trucking industry.

▷

Budget 2025 also proposes to amend the Income Tax Act and the Excise Tax Act to allow the CRA to share information with the Department of Employment and Social Development Canada for the purpose of addressing worker misclassification.

These measures will strengthen compliance in the trucking industry by ensuring that employers comply with reporting requirements and tax obligations, while also protecting workers’ rights.

Delivering for Personal Support Workers

Personal support workers support Canadians in living and aging with dignity and helped us get through the COVID-19 pandemic. Funding of $1.7 billion over five years was previously announced as part of the February 2023 Working Together to Improve Health Care for Canadians plan to increase wages for personal support

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workers. Bilateral agreements were signed with British Columbia ($232 million), Newfoundland and Labrador ($25 million), and the Northwest Territories ($5.3 million).

▷

As announced on October 27, Budget 2025 proposes to introduce a temporary Personal Support Workers Tax Credit, under which eligible personal support workers employed in the remaining provinces and territories could claim a refundable tax credit equal to 5 per cent of their eligible earnings, providing support of up to $1,100 per year.

This measure to support front-line health care workers would be available for the 2026 to 2030 taxation years and is estimated to cost $1.48 billion over six years, starting in 2025-26. Of this amount, $1.17 billion would be sourced from the funding previously committed but unutilised to support wage increases for personal support workers. This tax credit empowers the personal support workers that care for us by putting more of their hard-earned money back in their pockets.

Helping Youth Find and Keep Jobs

Canada’s economic future depends on youth. Investing in their skills and experience today will create a stronger, more competitive workforce and drive long-term prosperity. Canadian youth are facing challenges in the labour market, with the youth unemployment rate sitting at 14.7 per cent in September 2025. Canada’s new government is committed to supporting youth in building skills to help them gain employment in high-paying careers.

Canada Summer Jobs, the horizontal Youth Employment and Skills Strategy, and the Student Work Placement Program empower young Canadians to develop work-ready skills through hands-on experience and training. These programs put youth on a path to meaningful, well-paying careers.

To invest in a robust and adaptable workforce, the government is making investments to support about 175,000 youth in 2026-27, empowering the next generation with the confidence and skills they need to succeed.

▷

Budget 2025 proposes to provide $594.7 million over two years, starting in 2026-27, to Employment and Social Development Canada for Canada Summer Jobs to support around 100,000 summer jobs in summer 2026.

▷	Budget 2025 proposes to provide $307.9 million over two years, starting in 2026-27, for the horizontal Youth Employment and Skills Strategy to

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provide employment, training, and wraparound supports (e.g., mentorship, transportation, mental health counselling) to around 20,000 youth facing employment barriers annually. $20.1 million of this is offset by funding already provisioned in the fiscal framework.

▷

Budget 2025 proposes to provide $635.2 million over three years, starting in 2026-27, to Employment and Social Development Canada for the Student Work Placement Program to support around 55,000 work-integrated learning opportunities for post-secondary students in 2026-27.

Advancing the Youth Climate Corps

Investing in paid green skills training and job placements positions Canada to be competitive by equipping the workforce needed to build a climate competitive economy.

▷

Budget 2025 proposes to provide $40 million over two years, starting in 2026-27, to Employment and Social Development Canada, to create a Youth Climate Corps to provide paid skills training for young Canadians. They will be trained to quickly respond to climate emergencies, support recovery, and strengthen resilience in communities across the country. The skills training and work experience opportunities created through a Youth Climate Corps support reducing youth unemployment, increasing innovation, and strengthening adaptation and mitigation projects.

3.3 Protecting Canadian Culture,

Values, and Identity

Canada’s values are rooted in our shared identity, cultural richness, and deep connection to the land. We have so much to be proud of, celebrate, and defend as Canadians. The government is committed to protecting what makes Canada unique and brings Canadians together—through continued investments in our official languages, our public institutions, and our natural and cultural heritage.

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Number of Canadians Benefitting from Social Programs, 2025-26

These measures reflect a clear vision: a strong, united, and resilient Canada, where our way of life is protected, celebrated, and passed on to future generations.

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Funding for the Department for Women

and Gender Equality

Since its establishment in 2018, the Department for Women and Gender Equality (WAGE) has empowered women and 2SLGBTQI+ people through programs that enhance meaningful participation in our economy. WAGE’s work extends across government, helping departments and agencies include more Canadians in shaping and strengthening our country’s social and economic fabric.

Building on the significant progress made by Status of Women Canada to advance gender equality from 1976 to 2018, WAGE made historic investments that reduced discrimination and helped women advance in the workplace, worked with partners to launch federal strategies to address critical issues impacting women, girls, and 2SLGBTQI+ people, and advocated for a future where everyone can achieve their full potential. However, incidents of gender-based violence—including femicides—continue, as does hate and violence targeting 2SLGBTQI+ communities in Canada. The work of WAGE is needed to eliminate discrimination and advance the rights of women and 2SLGBTQI+ communities.

▷	As announced on October 29, 2025, to ensure WAGE is able to conduct its critical work and provide long-term benefits, Budget 2025 proposes to provide WAGE with new funding:

o	$382.5 million over five years, starting in 2026-27, with $76.5 million ongoing, to revitalise and stabilise efforts to advance women’s equality in Canada.

o

$54.6 million over five years, starting in 2026-27, with $10.9 million ongoing, to support the 2SLGBTQI+ community sector. This includes $7.5 million over five years, with $1.5 million ongoing, for Pride Security.

o	$223.4 million over five years, starting in 2026-27, with $44.7 million ongoing, to strengthen federal action on gender-based violence.

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This new funding will support women’s organisations in addressing deeply rooted barriers to women’s economic prosperity and success, support the vision of a Canada free of gender-based violence from coast-to-coast-to-coast, and advance 2SLGBTQI+ equality, including keeping 2SLGBTQI+ communities and their allies safe.

Ministers Champagne and Valdez also reaffirmed the government’s commitment to continue the important ongoing work with the provinces and territories to end gender-based violence—including through the current bilateral agreements that enable these jurisdictions to fund essential prevention services and direct support for survivors.

Empowering Seniors in Their Communities

Far too many of our seniors face isolation in their retirement years, and some experience ageism, poor health, reduced mobility, poverty, and even abuse. Canada’s new government is helping to address this by empowering seniors to thrive in their communities through the New Horizons for Seniors Program.

The New Horizons for Seniors Program, with a current annual budget of $70 million, supports projects that improve the quality of life for seniors and promotes their full participation in Canadian society. The program offers up to $25,000 to support projects in local communities—such as new fitness equipment for seniors’ centres—and up to $5 million to support projects that are national in scope and that can benefit seniors across the country, like financial literacy classes.

Connecting Canadians Through Cultural Experiences and Community Celebrations

Culture is experienced locally, in our towns, neighbourhoods, and public spaces. These investments will help bring Canadians together at festivals, national moments of celebration, and community-driven cultural events across the country. Budget 2025 proposes to provide targeted support to strengthen participation, community identity, and cultural access for Canadians in every region, including:

▷	$21 million over three years, starting in 2026-27, to Canadian Heritage for the Building Communities through Arts and Heritage Program to support

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local festivals, community anniversaries, and community-initiated capital projects;

▷	$46.5 million over three years, starting in 2026-27, to Canadian Heritage for the Canada Arts Presentation Fund to support professionally presented arts festivals or performing arts series;

▷	$20 million over four years, starting in 2026-27, to Canadian Heritage for the Celebration and Commemoration Program to support Canada Day celebrations;

▷	$4 million over four years, starting in 2026-27, to Canadian Heritage for the Celebration and Commemoration Program to support National Acadian Day; and

▷	$9 million over three years, starting in 2026-27, to Environment and Climate Change Canada to support the Biosphère in Montréal.

Investing in Canadian Creators and the Cultural Economy

Canada’s artists, creators, and cultural entrepreneurs are at the heart of our creative economy. Their work drives innovation, supports good jobs, and ensures Canadian stories and voices are heard at home and around the world. Budget 2025 proposes to provide funding to grow Canada’s creative industries and help Canadian talent succeed in an increasingly digital and global marketplace, including:

▷

$48 million over three years, starting in 2026-27, to Canadian Heritage for the Canada Music Fund to enhance the careers of Canadian artists while strengthening the competitiveness and stability of the Canadian music sector;

▷	$6 million over three years, starting in 2026-27, to Canadian Heritage to support the purchase of Canadian content for the TV5MONDEplus platform;

▷	$150 million over three years, starting in 2026-27, to Telefilm Canada to support Canada’s vibrant film industry;

▷	$127.5 million over three years, starting in 2026-27, to Canadian Heritage for the Canada Media Fund to support Canada’s audio-visual content creators;

▷	$26.1 million over three years, starting in 2026-27, to the National Film

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Board to produce and share Canadian content with the world;

▷

$38.4 million over three years, starting in 2026-27, to Canadian Heritage for the Special Measures for Journalism component of the Canada Periodical Fund to help small and community news outlets continue producing quality Canadian editorial and journalistic content; and

▷	$6 million over three years, starting in 2026-27 for the Canada Council for the Arts to support professional artists and arts organisations.

Protecting Artists’ and Creators’ Copyrights

Artists, particularly visual artists, are great contributors to Canada’s cultural scene and among the lowest income earners in Canada despite their significant cultural contributions. An Artist’s Resale Right provides the creators of original visual artwork with a royalty whenever their work is resold through an eligible sale, providing an additional income stream.

▷	In Budget 2025, the government announces its intent to amend the Copyright Act to create an Artist’s Resale Right in Canada, ensuring Canadian visual artists benefit from future sales of their work.

Protecting Our National Broadcaster: CBC/Radio-Canada

CBC/Radio-Canada is part of our Canadian identity. Canada’s new government is protecting our national broadcaster by ensuring it has the resources needed to modernise and better deliver for Canadians, and to continue providing vital programming in both French and English.

▷

Budget 2025 proposes to provide $150 million in 2025-26 for CBC/Radio-Canada to strengthen its mandate to serve the public and to better reflect the needs of Canadians. The government will explore modernising CBC/Radio-Canada’s mandate to strengthen independence, and is working with CBC/Radio Canada to explore participation in Eurovision.

Renewing the Canada Strong Pass

This summer, the government introduced the Canada Strong Pass, which helped Canadians see more of our great country, for less money. The pass provided families and young people free or discounted access to national parks, museums, galleries, and rail travel. It brought Canadians together, supported tourism, and celebrated the values that unite us.

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The pass boosted VIA Rail ridership by 6.5 per cent, visits to Parks Canada places increased by 10 per cent, and visitors at our museums were up around 15 per cent on average.

▷

As announced on October 10, Budget 2025 proposes to provide $116.3 million over two years, starting in 2025-26, to renew the Canada Strong Pass for the holiday season, from December 12, 2025 to January 15, 2026, and then again for summer 2026. Reduced-cost access over this holiday season is already in place through several Canada Strong Pass partners, including for eligible VIA Rail travel.

Supporting the Royal Canadian Geographical Society

Strengthening Canadian identity and sovereignty begins with equipping Canadians and young people to understand their land, history, and place in the world. For nearly a century, the Royal Canadian Geographical Society has advanced this mission—reaching over 4.3 million monthly readers of Canadian Geographic and 28,000 educators and 750,000 students each year through its award-winning education programs.

▷

To promote knowledge of Canada and national unity, Budget 2025 proposes to provide $4 million over four years, starting in 2026-27, and $1 million ongoing to the Royal Canadian Geographical Society. This funding is to be sourced from existing Canadian Heritage resources.

Improving Access to Health Care in the Arctic and the North

Canadians deserve timely access to health services whenever and wherever they are needed. And yet health care delivery in Canada’s Arctic and North is hampered by insufficient infrastructure, a shortage of health care workers, and limited access to hospitals outside of major population centres. Many people must leave their communities to access specialised care or to give birth. These inequities are particularly persistent for Indigenous communities. As a result, territorial governments face high costs to provide necessary care for their residents.

▷

To improve health care access and services, Budget 2025 announces the government’s intention for the Minister of Health and the Minister of National Defence, in collaboration with the Minister of Indigenous Services and the Minister of Northern Affairs and Arctic Affairs, to undertake a

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comprehensive assessment of health care and health infrastructure needs in the North, with the goal of identifying innovative ways to increase access to health care in northern communities and reduce medical travel costs through engagement with Northen and Arctic Indigenous Peoples.

In short order, the Special Representative will release their external review of Nutrition North Canada. The government will take this review seriously and remains committed to co-developing with Inuit and Northern Indigenous leaders, evidence-based food security approaches that better meet the high cost of living and affordability challenges faced by many Inuit and Northerners.

Empowering Canadian Fishers and Building Coastal Communities

Small craft harbours are essential to the way of life of coastal communities, supporting work and recreation for nearly 45,000 Canadians. The government’s Small Craft Harbours program supports the operations and maintenance of a national system of close to 950 harbours, representing over 10,000 structures valued at approximately $7.1 billion. Of these 950 harbours, roughly 690 are considered critical to the commercial fishing industry. The government ensures these harbours are fully operated, in good working condition, and managed and maintained by self-sufficient harbour authorities who represent the interests of users and communities.

The government is committed to continued support for the Small Craft Harbours program. Recently provided support includes:

●

$463.3 million over three years on a cash basis, starting in 2024-25, announced in Budget 2024 for repairs and maintenance of small craft harbours across the country. This funding is in addition to the program’s $90 million annual budget.

●	$70 million over two years, starting in 2022-23, to support the repairs of small craft harbours damaged by Hurricane Fiona in 2022 as part of the Hurricane Fiona Recovery Fund.

Lowering Barriers to Access the Canada Disability Benefit

Since issuing the first payments in July 2025, the Canada Disability Benefit has increased the financial well-being of hundreds of thousands of working-age low-income persons with disabilities. However, for many, obtaining a valid Disability

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Tax Credit certificate to become eligible for the benefit can represent a financial barrier.

▷

Budget 2025 reaffirms the government’s intention to lower barriers to access the Canada Disability Benefit by helping to offset the costs of applying for the Disability Tax Credit for Canada Disability Benefit recipients. To that end, Budget 2025 proposes funding of $115.7 million over four years, beginning in 2026-27, and $10.1 million per year ongoing, including administrative costs, for a one-time supplemental Canada Disability Benefit payment of $150 in respect of each Disability Tax Credit certification, or re-certification, giving rise to a Canada Disability Benefit entitlement. This one-time payment would be retroactive to the launch of the Canada Disability Benefit. Following successful completion of the regulatory process, the first supplemental payments are expected to be made to Canada Disability Benefit recipients before the end of 2026-27.

▷

In addition, the government is committed to looking at ways to provide such a payment in respect of other Disability Tax Credit certifications as part of its work to review and reform the process to apply for the credit.

Helping to reduce poverty and increase the financial well-being of low-income persons with disabilities is a key priority in the government’s work to build a fairer Canada.

▷

To help ensure Canada Disability Benefit recipients keep the full value of their benefits, including other federal income-tested benefits and programs, such as the Canada Child Benefit, Budget 2025 confirms the government’s intention to bring forward legislation to exempt the Canada Disability Benefit from being treated as income under the Income Tax Act.

Gender and Diversity Impacts Spotlight

Budget 2025 takes action to improve outcomes for women by:

●   Proposing stable, long-term funding for the Department for Women and Gender Equality, which will continue to support progress in eliminating discrimination and advancing the rights of women.

●   Increasing affordable and non-market housing through Build Canada Homes. According to the 2021 Census, single-parent households are still predominantly women (81.2 per cent), and will particularly benefit from more affordable housing.

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●   Strengthening First Nations Infrastructure Financing and Access to Clean Water. Women, in First Nations communities, would disproportionately benefit. Women in these communities are more likely to shoulder caregiver responsibilities.

●   Proposing to introduce a voluntary Code of Conduct for the Prevention of Economic Abuse for federally regulated banks, as women are disproportionately affected by economic abuse, which is a common yet under-recognised form of gender-based violence.

Budget 2025 will support First Nations, Inuit, and Métis communities by:

●   Strengthening Indigenous Infrastructure and Access to Clean Water, by working to ensure First Nations communities have reliable access to clean, safe drinking water, and providing supports for First Nations and Inuit communities to renovate and build affordable housing. Since November 2015, First Nations have lifted 149 long-term advisories, with 38 still active in 36 communities.

●   Supporting Indigenous Housing and Infrastructure, which will work with Indigenous communities to address their unique and persistent infrastructure needs through the Canada Infrastructure Bank.

●   Addressing Economic Abuse, as Indigenous communities are among the groups most affected by financial abuse, with Indigenous women more likely to experience financial abuse by an intimate partner compared to non-Indigenous women.

Budget 2025 will support the financial well-being of young people by:

●   Helping Youth Find and Keep Jobs. Providing employment services, training, and wrap-around supports will benefit youth facing barriers, especially those without a high school diploma, who are Indigenous, newcomers, racialised, have disabilities, and live in rural areas.

For more information on the expected impacts of Budget 2025 measures on these and other diverse groups of Canadians, please see Annex 6.

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Chapter 3

Empowering Canadians

millions of dollars

	2025-	2026-	2027-	2028-	2029-	Total
	2026	2027	2028	2029	2030
3.1 Supercharging Home Building Across the Country	948	3,352	3,447	3,228	2,036	13,012
Launching Build Canada Homes1,*	923	1,933	1,812	1,518	1,098	7,284
Less: Funds Previously Provisioned in the Fiscal Framework	-120	-118	-117	-117	-116	-588
Eliminating the Goods and Services Tax (GST) for First-Time Home Buyers[2]	145	735	950	1,025	1,055	3,910
Training the Next Generation of Canadian Builders[3]	0	25	25	25	0	75
Strengthening First Nations Infrastructure Financing and Access to Clean Water*	0	777	777	777	0	2,331
3.2 Tackling Affordability	7,968	6,291	6,270	6,140	6,771	33,441
Middle-Class Tax Cut[4]	3,990	5,490	5,695	5,920	6,150	27,245
Cancelling the Divisive Consumer Carbon Price[5]	4,185	0	0	0	0	4,185
Delivering Automatic Federal Benefits for Low-Income Individuals[6]	0	0	15	56	103	174
Delivering Automatic Federal Benefits for Low-Income Individuals - Administration*	5	15	16	18	18	71
Making the National School Food Program Permanent[6]	0	0	0	0	217	217
Protecting Workers Against Improper Classification[7]	0	19	19	19	19	77
Less: Projected Revenues	0	-40	-40	-40	-40	-160
Delivering for Personal Support Workers[3]	70	285	290	295	305	1,245
Less: Funds Previously Provisioned in the Fiscal Framework	-282	-289	-296	-304	0	-1,171
Helping Youth Find and Keep Jobs	0	801	561	176	0	1,538
Less: Funds Previously Provisioned in the Fiscal Framework	0	-10	-10	0	0	-20
Advancing the Youth Climate Corps	0	20	20	0	0	40
3.3 Protecting Canadian Culture, Values, and Identity	170	474	310	311	148	1,413
Funding for the Department for Women and Gender Equality[8]	0	132	132	132	132	528
Connecting Canadians Through Cultural Experiences and Community Celebrations	0	32	32	32	6	101
Investing in Canadian Creators and the Cultural Economy	0	134	134	134	0	402

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	2025-	2026-	2027-	2028-	2029-	Total
	2026	2027	2028	2029	2030
Protecting Our National Broadcaster: CBC/Radio- Canada	150	0	0	0	0	150
Renewing the Canada Strong Pass[6]	20	96	0	0	0	116
Supporting the Royal Canadian Geographical Society	0	1	1	1	1	4
Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	-1	-4
Lowering Barriers to Access the Canada Disability Benefit	0	81	12	13	10	116
Additional Investments – Empowering Canadians	67	78	41	42	39	267
Supporting the FIFA Men’s World Cup 2026*	57	43	0	0	0	100

Funding proposed for PCH, RCMP, CBSA, IRCC, CATSA and CFIA to bolster federal activities that will support the hosting of the FIFA Men’s World Cup 2026 in Toronto and Vancouver.
Funding for the Terry Fox Research Institute	0	20	20	20	20	80
Funding proposed for the Terry Fox Research Institute’s Cancer Centres Network.
Top-Up Tax Credit	10	15	15	15	15	70

Budget 2025 proposes to introduce a temporary Top-Up Tax Credit to provide transitional support to Canadians if their non-refundable tax credit amounts exceed the first income tax bracket threshold.
Extending Employment Insurance Parental Benefits during Bereavement	0	0	6	7	4	17

Budget 2025 proposes to allow claimants receiving Employment Insurance parental benefits to access an additional eight weeks of parental benefits in the event of the death of the child.
Chapter 3 - Net Fiscal Impact	9,154	10,196	10,067	9,720	8,995	48,132
Of which, capital investment:	778	2,513	2,389	2,104	948	8,731

1 Build Canada Homes was announced on September 14, 2025.

2 Eliminating the Goods and Services Tax (GST) for First-Time Home Buyers was announced on May 27, 2025.

3 Training the Next Generation of Canadian Builders and Delivering for Personal Support Workers were announced on October 27, 2025.

4 Middle-Class Tax Cut was announced on May 14, 2025.

5 Cancelling the Divisive Consumer Carbon Price was announced on March 14, 2025. See Annex 1 for more information on proceeds collected and returned.

6 Delivering on Automatic Federal Benefits for Low-Income Individuals, Renewing the Canada Strong Pass, and Making the National School Food Program Permanent were announced on October 10, 2025.

7 Protecting Workers Against Improper Classification was announced on October 30, 2025.

8 Funding for the Department of Women and Gender Equality was announced on October 29, 2025.

*Measure includes funding classified as a capital investment.

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

178 CHAPTER THREE

Canada Border
Services Agency
Agence des services
frontaliers du Canada
Canada

CHAPTER FOUR

PROTECTING CANADA’S

SOVEREIGNTY AND

SECURITY

4.1 Defending Our Sovereignty

4.2 Protecting Our Borders and Communities

181

As the world grows more volatile and dangerous, now more than ever, Canada must be ready and able to defend our territory, our people, and our values to secure our sovereignty and to protect and uphold our commitments to our Allies. This includes helping to counter Russian aggression and to uphold Ukraine’s sovereignty and territorial integrity to ensure security across the Euro-Atlantic region.

In this period of great power competition and geopolitical uncertainty, Canadian leadership in the world will be defined not just by the strength of our values, but also by the value of our strength. A more confident, united, and stronger Canada can help transform this age of disorder into an era of prosperity for all Canadians.

This starts with rebuilding, rearming, and reinvesting in the Canadian Armed Forces. The government’s generational investments in our Canadian Armed Forces will provide our military with the necessary tools and equipment to protect our sovereignty and bolster our security. This increase in investment also creates opportunities for the Canadian defence industry. We will reform defence procurement to make it easier and faster to buy Canadian-made equipment—supporting our domestic defence industry and creating high-paying careers.

The Canadian Armed Forces are currently active in 37 operations around the world. The women and men of our military contribute to promoting global peace and security, while ensuring Canada’s place in the world. Canadian military operations range from maintaining international security and stability in the Middle East (Operation AMARNA), to leading a Multinational Brigade as part of NATO’s assurance and deterrence measures in Central and Eastern Europe and the Baltics (Operation REASSURANCE), to whole-of-government sovereignty patrols and security exercises in Canada’s Arctic (Operation NANOOK).

To address years of inadequate equipment for the Canadian Armed Forces and to strengthen Canada’s defence industry, Canada’s new government is accelerating investments to meet the North Atlantic Treaty Organization’s (NATO) 2 per cent of gross domestic product (GDP) target this year and put Canada on a pathway to meet the NATO Defence Investment Pledge of investing 5 per cent of GDP in defence by 2035.

As part of this pledge, Canada will invest 3.5 per cent of GDP by 2035 in core military needs such as supporting the Canadian Armed Forces, modernising our military equipment and technology, and building up our defence industries. An

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 183

additional 1.5 per cent of GDP will also be dedicated to defence and security-related investments made by all levels of Canadian government, such as telecommunications and emergency preparedness systems which serve national defence and national security purposes. The government expects that currently planned spending by federal, provincial, territorial, and municipal governments will meet this 1.5 per cent commitment.

Through these investments, we are giving our Canadian Armed Forces the tools they need to defend every square foot of our sovereign territory, from the seafloor to the Arctic to cities to cyberspace, and to protect Canadians from present and emerging threats.

To protect our communities, Canada’s new government is also cracking down on illegal drugs and gun trafficking, hiring 1,000 new Royal Canadian Mounted Police (RCMP) personnel and 1,000 new Canada Border Services Agency (CBSA) officers, and making bail and sentencing laws stricter. In September, the government introduced new legislation to address the horrifying rise in hate, especially in Antisemitism and Islamophobia, and to protect religious and cultural buildings and spaces. Our government is fighting hate so that together, we can build a country where Canadians of all faiths can live their lives openly, freely, and safely. This is Canada, and in Canada, you should be able to wake up, get in your car, drive to work, or your place of worship, come home, and sleep soundly at night. Canada’s government is committed to making that promise a reality.

4.1 Defending Our Sovereignty

Canada must be prepared to defend our people, to secure our sovereignty, and to protect our Allies. Budget 2025 lays out the government’s plan to secure Canada, fulfill our responsibility to shared security with our Allies, build a world-class defence industrial base, and establish a new Defence Investment Agency that will accelerate the procurement process.

Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces

Canadians are proud of our Armed Forces and their unwavering dedication to protect us and our sovereignty. They keep people and communities safe through major disasters. They protect our sovereignty and respond to threats in our Arctic. They contribute to NATO’s deterrence and collective security efforts

184 CHAPTER FOUR

around the world. Our Canadian Armed Forces are among the best in the world, and they deserve the capabilities necessary to succeed in an increasingly challenging threat environment.

In 2013, Canada’s defence spending fell to less than 1 per cent of our GDP. It has since more than doubled in absolute terms, but more is needed. The brave members of our Canadian Armed Forces who are protecting our sovereignty do not have all the resources they need for a riskier world. Our military infrastructure and equipment need to be upgraded and updated, our defence capabilities need to be rebuilt and reasserted, and we need to work with partners to further research, investment, and procurement.

Canada’s new government is providing our military with the tools it needs to meet the modern threat environment by rebuilding, rearming, and reinvesting in the Canadian Armed Forces.

▷

Budget 2025 proposes to provide $81.8 billion over five years on a cash basis, starting in 2025-26, to rebuild, rearm, and reinvest in the Canadian Armed Forces (CAF). This includes over $9 billion in 2025-26 that was announced by the Prime Minister in June 2025. Key investments include:

o	$20.4 billion over five years, to recruit and retain a strong fighting force, including generational pay raises for the CAF, and support CAF health care.

o	$19.0 billion over five years to repair and sustain CAF capabilities and invest in defence infrastructure, including expanding ammunition and training infrastructure.

o

$10.9 billion over five years for upgrades to Department of National Defence, CAF, and Communications Security Establishment digital infrastructure, including those needed for modern warfare, such as cyber defence.

o

$17.9 billion over five years to expand Canada’s military capabilities, including investments in additional logistics utility, light utility, and armoured vehicles, counter-drone and long-range precision strike capabilities, and domestic ammunition production, among other investments.

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 185

°

$6.6 billion over five years, starting in 2025-26, to strengthen Canada’s defence industry through a Defence Industrial Strategy. As the Strategy is implemented, starting with initial investments announced in Budget 2025, we will develop our defence industrial base so that more of our military capabilities are procured from Canadian supply chains. (See below for additional details).

°	$6.2 billion over five years to expand Canada’s defence partnerships, including expanded military assistance to Ukraine and increased military training and international policy programming.

°

$805 million over five years to the Canadian Coast Guard, the Canadian Security Intelligence Service, and Public Services and Procurement Canada for complementary initiatives to support Canada’s defence capabilities.

Launching the Defence Industrial Strategy

Canada’s new government is moving to take immediate and decisive action to rebuild Canada’s defence capacity, rearm the Canadian Armed Forces, and invest in the Canadian defence industry. This generational investment in our defence and security creates enormous opportunities for Canadian businesses.

186 CHAPTER FOUR

The defence sector in Canada accounts for over 81,200 direct and indirect jobs. Past defence projects have generated high-paying jobs in local communities. The opening of the new B Jetty in CFB Esquimalt in British Columbia created close to 1,300 jobs during its construction. The Future Aircrew Training program, an $11.2 billion investment in training the next generation of Canadian aviators, has the potential to create or maintain 3,400 jobs annually across Canada. Our River-class Destroyer project is expected to create or maintain over 5,000 jobs over the next 15 years, many of which will be in Halifax, Nova Scotia.

As we invest to build Canada’s defence industrial base, our renewed commitment to defence will create many more fulfilling, high-paying careers for Canadian workers. Business opportunities will be across the supply chain: from the production of raw materials, including steel and aluminum, to the truckers and rail workers who ensure their transit, to those who transform these materials into equipment, weapons, ammunition, and vehicles. It will also drive innovation in technology sectors, including artificial intelligence, quantum, and cyber.

To that end, the government is launching a new Defence Industrial Strategy. This strategy will ensure Canada’s defence investments are now guided by a whole-of-government approach to building sovereign defence capacity—creating high-paying careers, opportunities for businesses, and sourcing Canadian resources in the process.

Initial Investments Under the Defence Industrial Strategy:

Of the $6.6 billion to strengthen Canada’s defence industry noted above, the government is already allocating $4.6 billion over five years on a cash basis, starting in 2025-26, for initial investments under the forthcoming Defence Industrial Strategy to improve access to capital, drive research and innovation, bolster domestic supply chains, and grow critical resource stockpiles. The government will release the Defence Industrial Strategy in the coming months. Key initial investments include:

●

$68.2 million over three years, starting in 2025-26, to the Department of National Defence (DND), Innovation, Science and Economic Development Canada (ISED), the National Research Council (NRC), and the Communications Security Establishment to establish the Bureau of Research, Engineering and Advanced Leadership in Innovation and Science (BOREALIS).

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 187

●

$1.0 billion in 2025-26 to create a new Defence and Security Business Mobilization Program at the Business Development Bank of Canada to provide loans, venture capital, and advisory services to help small-and medium-sized businesses contribute to Canada’s defence and security capabilities.

●

$656.9 million over five years, starting 2025-26, to ISED to develop and commercialise dual civilian-military technologies in a range of industries, including aerospace, automotive, marine, cybersecurity, artificial intelligence, biodefence, and life sciences.

●

$334.3 million over five years, starting in 2025-26, to ISED, NRC and the National Science and Engineering Research Council for a suite of measures to help anchor quantum technology companies in Canada and provide pathways to technology adoption in defence-related applications and industries.

●

$443.0 million over five years, starting in 2025-26, to Natural Resources Canada and ISED to support the development of innovative critical minerals processing technologies, support joint investments with Allies in Canadian critical minerals projects, and develop a critical minerals stockpiling mechanism to strengthen Canadian and Allied national security.

●	$182.6 million over three years, starting 2025-26, to DND to establish a sovereign space launch capability.

A New Defence Investment Agency

Canada’s new government is focused on providing the women and men in uniform with the equipment they need, when they need it. With the right tools in their arsenal, we will reinforce Canada’s sovereignty, create high-paying new careers for Canadian workers, and strengthen our defence partnerships with Allies.

Canada’s defence procurement is currently fragmented across several departments, slow to consult industry, and too complicated to respond to rapidly evolving military needs—leading to significant delays in delivering critical equipment. To protect our sovereignty and bolster our industrial capacity, the government announced the creation of a new Defence Investment Agency (DIA), which will overhaul and streamline Canada’s defence procurement. The DIA will approve procurements to support strategic defence sectors in Canada, so that we are able to ensure the Canadian Armed Forces has the world-class equipment it needs, and at the same time create new careers, grow our economy, and support innovation in aerospace, shipbuilding, and advanced manufacturing.

188 CHAPTER FOUR

The Defence Investment Agency will have three objectives:

1.

Consolidate procurement processes—removing duplicative approvals and red tape, accelerating defence procurement, and providing industry with greater clarity and certainty. With a centralised process of review and approval, procurements will advance faster.

2.

Target procurements to support strategic defence sectors in Canada, so that we are able to meet the capability needs of the Canadian Armed Forces, and at the same time create new careers, grow our economy, and supercharge innovation in aerospace, shipbuilding, and advanced manufacturing.

3.

Ensure earlier engagement between the Canadian Armed Forces and Canada’s defence industry, so the military can communicate operational needs, and industry can provide realistic assessments of timelines, costs, and technological options. Early engagement will ensure both the government and industry can better anticipate future needs and build industrial capacity ahead of time, at speed and scale.

▷

Budget 2025 proposes to provide $30.8 million over four years, starting in 2026-27, with $7.7 million ongoing to Public Services and Procurement Canada to establish the DIA. The DIA will accelerate the delivery of goods and services to better meet the needs of the CAF at the best value for Canadians by centralising processes and enhancing engagement and collaboration with Canadian industry and international partners. The Agency’s focus will be on defence procurements valued at $100 million and above, including submarines and other critical capabilities that the CAF requires.

▷

Budget 2025 proposes to provide $52.5 million over five years, starting in 2026-27, with $12.2 million ongoing to Public Services and Procurement Canada to modernise and increase capacity for the Industrial Security Program to meet the needs of the DIA and support Canada’s defence industry.

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 189

Strengthening Canada’s Presence: Operations

REASSURANCE and AMARNA

Canada launched Operation REASSURANCE in 2014 following Russia’s first invasion of Ukraine. More than a decade later, it remains the CAF’s largest overseas mission, with approximately 2,000 troops currently deployed to deter Russian aggression and defend NATO territory.

Canada is strengthening transatlantic security and reaffirming our commitment to defend NATO territory in the face of ongoing Russian aggression. Under Operation REASSURANCE, Canada provides Armed Forces personnel to the Canadian-led NATO Multinational Brigade-Latvia (MNB-Latvia).

In MNB-Latvia, Canada leads around 3,000 troops from 14 contributing nations. The work of the Canadian Armed Forces strengthens NATO’s defence of its Eastern Flank and contributes to deterrence efforts along Latvia’s nearly 300 km border with Russia.

In August 2025, the Prime Minister announced the renewal of Operation REASSURANCE for three years, starting in 2026-27. This renewal will sustain the Brigade’s personnel and military capabilities in Latvia—reinforcing our collective defence, strengthening co-operative security, and keeping NATO’s presence strong on its Eastern Flank.

▷

Budget 2025 proposes to provide $2.7 billion over three years on a cash basis, starting in 2026-27, to the Department of National Defence in support of the renewal of Operation REASSURANCE. Operation REASSURANCE will remain the CAF’s largest overseas mission.

This year, Canada also launched Operation AMARNA, the CAF’s contribution to strengthening peace and security in the Middle East. Operation AMARNA allows the CAF to adapt to changing geopolitical dynamics and respond to emerging security challenges in the region.

▷

Budget 2025 proposes to provide $300.1 million over three years on a cash basis, starting in 2025-26, to the Department of National Defence and the Communications Security Establishment to support Operation AMARNA. This will be partly offset by $155.8 million over three years of existing Department of National Defence resources.

190 CHAPTER FOUR

Investing Where It Counts: Defence Investments

to Drive Economic Growth

Defence spending is about more than just security—it also has the potential to catalyse economic growth and innovation and strengthen long-term prosperity for Canadians in the defence sector and beyond. This is because defence spending entails investments in strategic assets—including dual-use infrastructure, advanced technologies, and sovereign capabilities—that durably boost the economy’s productive capacity.

The initial research and development (R&D) initiatives outlined above—amounting to $2.3 billion over five years to support R&D in quantum computing, space, aerospace, and other advanced technologies—could add as much as $6.1 billion to Canada’s national income over the long term. This is on top of the benefit of defence investments in enhancing Canada’s national security and resilience.

4.2 Protecting Our Borders

and Communities

In a time of global uncertainty, Canada’s new government is taking action to ensure it can adapt and respond to emerging threats to protect the safety and security of our communities. Cross-border smuggling of illegal guns and drugs, including fentanyl and its precursor chemicals, and other security threats put Canadian communities at risk. Canada’s response to these threats, including to organised crime groups and the illicit financing networks that underpin their criminal activity, is robust and dynamic.

Chart 4.1 – Drugs Seized by the Canada Border Services Agency Entering and Leaving Canada

Note: Drugs seized include cannabis products, hashish, cocaine/crack, heroin, fentanyl, and other opioids, narcotics, drugs and chemicals, excluding drugs that are measured by dosage or in milliliters.

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 191

Canada’s new government is hiring more new law enforcement personnel, investing in enhanced investigative capacity, and is removing dangerous assault-style firearms from Canadian communities. The government is choosing to build stronger communities—where you feel secure in your home, safe in your neighbourhood, and in control of your future.

Strengthening Federal Law Enforcement

Tougher laws are only one part of safer communities—we also need the people and the resources to enforce them. Canada’s new government is investing in hiring more RCMP personnel to enforce our laws and protect our communities. This means we are increasing federal policing capacity across Canada to combat crime—including online fraud, money laundering, online child sexual exploitation, and organised criminal networks that threaten Canada’s economic and national security.

▷

As announced on October 16, 2025, Budget 2025 proposes to provide $1.7 billion over four years, starting in 2026-27, with $591.9 million in 2030-31, $227.1 million in remaining amortisation, and $500.3 million ongoing for the Royal Canadian Mounted Police (RCMP) to strengthen the organisation’s response to a wide range of threats related to transnational organised crime, financial crimes and money laundering, while enhancing its intelligence and national security capacity. This would fulfill the government’s commitment to hire 1,000 RCMP personnel.

▷

As announced on October 16, 2025, Budget 2025 also proposes to provide $90.1 million over four years, starting in 2026-27, and $22 million ongoing to the RCMP to increase the cadet recruitment allowance to $1,000 per week. This will be partly offset by $20 million over four years, $9.8 million in 2030-31 and $9.4 million ongoing in expected revenue from contract policing partners. This will better attract and maintain qualified and diverse RCMP candidates.

Establishing a Financial Crimes Agency

Criminals continue to exploit Canada’s economy and financial system to commit sophisticated financial crimes, such as financial fraud, and to launder their illicit proceeds. To combat these serious crimes and protect Canadians, Canada must take bold action, modeled after international best practices.

192 CHAPTER FOUR

▷

As announced on October 20, 2025, Budget 2025 will leverage investments in federal law enforcement capacity outlined above, to establish a new Financial Crimes Agency to be Canada’s lead enforcement agency against financial crimes. This agency will be a best-in-class model that aims to unite the police and civilian expertise needed to investigate complex cases of money laundering, organised criminal activity, and online financial scams, and to recover illicit proceeds.

▷	The Minister of Finance and National Revenue will work with the Ministers of Justice and Public Safety to introduce legislation to stand up this agency by Spring of 2026.

Enhancing the Canada Border Services Agency

▷

As announced on October 17, 2025, Budget 2025 proposes to provide $617.7 million over five years, starting in 2025-26, with $51.3 million in remaining amortisation and $198.3 million ongoing for the Canada Border Services Agency (CBSA) to increase its capacity to detect and intercept illicit goods, and defend Canadian industries by enforcing import measures and bolstering its trade remedy capacity. Budget 2025 will also increase the CBSA’s recruit stipend from $125 to $525 per week.

▷

As also announced on October 17, 2025, Budget 2025 proposes to amend the Public Service Superannuation Act to extend the operational service early retirement program to frontline CBSA officers and other eligible frontline employee groups in the Public Service Pension Plan, so that they receive pension benefits that reflect the weight of their responsibilities, at a cost of $216.8 million over five years, starting in 2025-26, and $10.8 million ongoing.

This funding is complementary to the $1.3 billion Border Plan announced in December 2024, which together will allow the CBSA to hire up to 1,000 new officers.

Canada Community Security Program

To address the horrifying rise in hate, and hate-related crimes in our communities, including numerous incidents of Antisemitism and Islamophobia, Canada’s new government introduced the Combatting Hate Act, to better protect access to places of worship, schools, and community centres, and to more clearly address and denounce hate-motivated crimes.

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 193

▷

Budget 2025 announces that the Minister of Public Safety will engage with the impacted communities to develop a comprehensive and equitable approach, including through reforms to the Canada Community Security Program, to ensure Canadians are no longer afraid because of who they are, how they worship, or where they gather. More details to be announced in due course.

Modernising the Meteorological Service of Canada

For over 150 years, the Meteorological Service of Canada (MSC) has provided Canadians with up-to-date information about the weather. The MSC’s High-Performance Computing (HPC) solution is the only system in Canada capable of running the models required to produce weather forecasts, alerts, warnings, and climate projections. This essential federal service supports Canadians and key sectors of the economy (e.g., agriculture, transport, and marine shipping) in making informed decisions that protect people, property, and foster economic growth, and provide timely information to emergency responders and the CAF. Canada’s new government is investing in a modernised computing system for the MSC to ensure Canadians have access to more reliable weather forecasts.

▷

Budget 2025 proposes to provide $2.7 billion over nine years, starting in 2025-26, with $57.4 million in remaining amortisation, to replace the MSC’s High-Performance Computing solution, put in place back-up systems in a separate location, and modernise the HPC operations.

Renewing Canada’s National Public Alerting System

The National Public Alerting System saves lives. It warns of natural disasters, giving Canadians time to flee the area, and it reports on abducted children, helping to bring them to safety. The government is ensuring Canadians get these critical, lifesaving alerts by creating a new National Public Alerting System model. The Mass Casualty Commission recommended transformative change to better prevent and respond to critical incidents and mass casualty events in the future and make Canadian communities safer. These actions respond to the Commission’s recommendations on public alerting.

▷

Budget 2025 proposes to provide $55.4 million over four years, starting in 2026-27 and $13.4 million ongoing to Public Safety Canada to support a new National Public Alerting System model, ensuring Canadians continue to receive Amber Alerts and warnings of imminent natural disasters, extreme weather events and security threats so they can take action to protect themselves and their communities.

194 CHAPTER FOUR

Improving Preclearance at Canada’s Borders

Efficient and effective transportation across airports and marine ports is crucial to building one Canadian economy and fostering trade. To make air and marine transport more seamless, the government is investing in improving preclearance at Canada’s borders.

▷

Budget 2025 proposes to provide $14.8 million over four years, starting in 2026-27, with $1.1 million in 2030-31 and $20.6 million in remaining amortisation, to Transport Canada to develop and implement a new preclearance access regime, ensuring a more secure transportation system for Canadians. Funding will also enable Transport Canada to invest in digital solutions to maximise efficiency in security screening activities, supporting timely onboarding of employees in transportation facilities across Canada. This will complement the opening of the new preclearance facility at Billy Bishop Airport, for which the government invested $30 million into in 2023.

Removing Assault-Style Firearms from our Streets

Weapons made for the battlefield do not belong on Canadian streets—where children walk to school, where workers wait for the bus, and where you live. To protect our communities, Canada’s new government is removing assault-style firearms from our streets. These measures respond directly to the Mass Casualty Commission’s recommendations.

▷

Budget 2025 proposes to realign previously announced funding for a net fiscal impact of $38.7 million over three years, starting in 2025-26, to allow for the continuation of the Assault-Style Firearms Compensation Program. The program will be implemented in the most efficient and cost-effective way possible, within its existing funding envelope of $742 million.

Strengthening Canada’s Emergency Management

Wildfire seasons in Canada are becoming more severe and are having lasting impacts on the lives of Canadians. Protecting our communities from these devastating wildfires requires bold approaches and committed, coordinated action from all levels of government.

▷

Budget 2025 proposes to provide $257.6 million over four years, starting in 2026-27, to Natural Resources Canada to lease four aircraft to bolster provincial and territorial aerial firefighting capacity.

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 195

4.3 Building a Stronger Financial System

In a world that is changing—with rising geopolitical, security, and natural disaster risks—protecting our communities also means ensuring Canadians and businesses have protections for their assets and have a strong and secure financial system.

Combatting Financial Fraud

From ghost texts and mysterious links, to masked voiceover calls and phony bank emails, financial fraud and crimes are becoming increasingly sophisticated and harder to detect—and remain an ever-growing threat to the financial well-being of Canadians everywhere. Seniors, newcomers, and other vulnerable populations are disproportionately affected. In 2024 alone, the Canadian Anti-Fraud Centre reported that Canadians lost $643 million to fraud, representing nearly a 300 per cent increase since 2020, while only 5 to 10 per cent of scams are reported.

In response, the Government of Canada is taking decisive action to enhance enforcement measures and ensure Canadians can feel confident that their financial systems are secure and resilient.

▷

Budget 2025 announces the government’s intention to develop a whole-of-government National Anti-Fraud Strategy. This strategy will bring together financial institutions, technology, and telecommunication companies to develop a cross-sectoral approach to protect Canadians from evolving and highly complex fraud schemes.

▷	Budget 2025 also announces the government’s intention to amend the Bank Act and make relevant regulations to:

°	Require banks to have policies and procedures to address consumer-targeted fraud.

°

Allow consumers to adjust maximum transaction amounts, and require banks to obtain the express consent of consumers to enable certain account features and permit consumers to disable features they do not need, with these features to be prescribed in regulation.

°	Require banks to report data on consumer-targeted fraud to the Financial Consumer Agency of Canada, with the specific data points to be prescribed in regulation. Anonymised data would

196 CHAPTER FOUR

subsequently be reported to the Minister of Finance to inform the government’s future policymaking on financial fraud.

Ensuring Crime Doesn’t Pay

The government strongly supports Bill C-12, the Strengthening Canada’s Immigration System and Borders Act, which includes a comprehensive package of measures to support Canada’s fight against financial crimes. These measures will ensure Canada knows the businesses and professionals that work every day to support Canada’s Anti-Money Laundering/Anti-Terrorist Financing Regime and will strengthen supervision, compliance, and information sharing under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA).

Complementing these measures, Budget 2025 confirms the government’s intention to take steps to further protect Canadians and Canadian business from financial crimes.

▷

Budget 2025 proposes to protect businesses from being abused by criminals by amending the PCMLTFA and its regulations to address the most prevalent forms of cash-based money laundering by restricting: large cash transactions of $10,000 or more; and the depositing of cash by one person to another person’s account (i.e., third-party cash deposits).

Canada launched in February a new Integrated Money Laundering Intelligence Partnership (IMLIP) between law enforcement and Canada’s big banks. This partnership will bolster Canada’s response to organised crime and high-end money laundering schemes, including related to fentanyl trafficking.

▷

To support the IMLIP, Budget 2025 proposes amendments to the PCMLTFA with related amendments to the Personal Information Protection and Electronic Documents Act to clarify public to private information sharing.

Strengthening the Review of Foreign Bank Investments

▷

Budget 2025 announces the government’s intention to propose legislative amendments to the Bank Act to enable the review of certain types of investments in Canadian businesses by foreign banks and their affiliates for national security risks. This would ensure consistency with how other foreign investments in Canada are assessed, including under the Investment Canada Act, to protect sensitive technology, infrastructure,

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 197

or data. The government will launch targeted consultations to inform the proposed amendments.

Improving Insurance Resiliency Against Natural Disasters

More can also be done to ensure Canadian consumers are protected by a resilient financial system in the face of extreme events like earthquakes.

▷

Budget 2025 announces the government’s intention to consult federally regulated property and casualty insurers and other interested stakeholders on ways to ensure the stability of Canada’s insurance sector in an extreme earthquake event.

Gender and Diversity Impacts Spotlight

Budget 2025 takes action to protect diverse groups from a broad range of risks to their safety and well-being by:

●  Removing Assault Style Firearms from our Streets, which prioritises groups most affected by gun violence. In 2023, men 18+ were 56 per cent of victims, women and girls were about one third of victims, and 67 per cent of firearm-related intimate partner violence victims. Indigenous, Black, and other racialised communities face significant victimisation.

●  Renewing Canada’s National Public Alerting System will especially help seniors, persons with disabilities, Indigenous people, and low-income households by providing accessible, bilingual alerts for wildfires, floods, public safety threats, and Amber Alerts. In 2024, 879 alerts were issued nationwide.

●  Combatting Financial Fraud will protect all Canadians, especially seniors, who are more often targeted by phone scams, as well as younger people who face rising risks on digital platforms. In 2024, reported losses totaled $643 million, and only 5 to 10 per cent of frauds are estimated to be reported.

For more information on the expected impacts of Budget 2025 measures on these and other diverse groups of Canadians, please see Annex 6.

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Chapter 4

Protecting Canada’s Sovereignty and Security

millions of dollars

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

4.1 Defending our Sovereignty	7,235	11,029	12,423	13,971	14,125	58,784

Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces1,*	7,217	10,125	11,601	13,331	14,348	56,622

Less: Funds Previously Provisioned in the Fiscal Framework	-18	-80	-148	-214	-280	-739

A New Defence Investment Agency[2]	0	13	19	19	19	71

Strengthening Canada’s Presence: Operations REASSURANCE and AMARNA3,*	57	1,018	998	836	40	2,949

Less: Funds Sourced From Existing Departmental Resources	-20	-47	-48	-2	-2	-119

4.2 Protecting our Borders and Communities	17	631	890	1,203	1,283	4,024

Strengthening Federal Law Enforcement4,*	0	236	367	535	623	1,761

Less: Projected Revenues	0	0	-3	-7	-10	-20

Enhancing the Canada Border Services Agency5,*	196	96	147	186	208	834

Less: Funds Previously Provisioned in the Fiscal Framework	-11	-11	-11	-11	-11	-54

Modernising the Meteorological Service of Canada*	8	17	302	418	391	1,136

Renewing Canada’s National Public Alerting System	0	14	14	14	14	55

Improving Preclearance at Canada’s Borders	0	3	4	4	4	15

Removing Assault-Style Firearms from our Streets	364	217	5	0	0	586

Less: Funds Sourced From Existing Departmental Resources	-541	-6	0	0	0	-547

Strengthening Canada’s Emergency Management	0	64	64	64	64	258

Additional Investments – Protecting Canada’s Sovereignty and Security	0	33	33	0	0	66

Improving Asylum Claim Processing Efficiency	0	33	33	0	0	66

Funding proposed for the IRB to support asylum claim processing.

PROTECTING CANADA’S SOVEREIGNTY AND SECURITY 199

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

Support for NATO’s Ukraine Comprehensive Assistance Package	35	0	0	0	0	35

Less: Funds Sourced From Existing Departmental Resources	-35	0	0	0	0	-35

Funding to support the enhancement of Ukraine’s security and defence institutions and deter Russian aggression, while also enabling interoperability with NATO. Funding is repurposed from a now-defunct NATO Trust Fund for the Afghan National Army.

Chapter 4 - Net Fiscal Impact	7,252	11,693	13,347	15,174	15,408	62,875

Of which, capital investment:	874	876	1,328	1,596	1,903	6,578
[1]

Defence investments in 2025-26 under Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces are equal to over $9 billion on a cash basis, as announced by the Prime Minister on June 9, 2025. The $7.2 billion total in 2025-26 on an accrual basis differs from the original accrual figure of $8.3 billion due to the accounting treatment of investments made under the Defence Industrial Strategy.

[2]	A New Defence Investment Agency was announced on October 2, 2025.
[3]	Operation REASSURANCE was announced on August 26, 2025.
[4]	Strengthening Federal Law Enforcement was announced on October 16, 2025.
[5]	Enhancing the Canada Border Services Agency was announced on October 17, 2025.

*Measure includes funding classified as a capital investment.

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

200 CHAPTER FOUR

CHAPTER FIVE

CREATING A MORE

EFFICIENT AND EFFECTIVE

GOVERNMENT

5.1 Spending Less to Invest More

5.2 Modernising Services

5.3 A More Efficient Tax System

5.4 Advancing Indigenous Tax Jurisdiction Frameworks

203

Canada’s new government made a clear commitment to Canadians to bring fiscal discipline to the federal budget. We will spend less on government operations, so we can invest more in the workers, business, and nation-building infrastructure that will build Canada Strong. To achieve this goal, Government itself must become much more productive by rightsizing, cutting red tape and wasteful spending, and adopting AI at scale. Canada’s new government will balance Canada’s operating budget within three years by making responsible, pragmatic choices—shifting the composition of spending toward capital investments that will grow the economy and prosperity for Canadians. We will make smart, generational investments to build the country we want for ourselves.

By spending less to invest more we can empower Canadians with new opportunities, better careers, and a lower cost of living. We can protect our sovereignty, our borders, our communities, and our way of life. We can build a stronger economy and build prosperous communities across the country.

5.1 Spending Less to Invest More

To spend less, we are modernizing government operations to deliver better results for Canadians and reduce costs. Through an ambitious savings plan, we are slowing the growth in direct program spending from 8 per cent to under 1 per cent. Budget 2025 introduces new measures to make federal programs and services more effective and focused.

This includes results from the Comprehensive Expenditure Review—a government-wide exercise to reduce duplication and inefficiencies and realign activities towards the core federal mandate. Greater efficiency will allow resources to be directed towards increasing public service productivity and improving how services are delivered to Canadians, particularly through the integration of technology and artificial intelligence (AI).

Comprehensive Expenditure Review

Budget 2025 delivers on the Comprehensive Expenditure Review—reducing inefficiency and focusing on core priorities.

It will rein in government spending—saving Canada $13 billion annually by 2028-29, for a total with other savings and revenues of $60 billion over five years.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 205

Over the last decade, from 2015 to 2024, the federal public service grew by more than 40 per cent—double the rate of economic growth. After direct program expenses began to fall from their COVID-19 peak in 2020-21, the federal public service continued to expand. These increases are unsustainable. This has left federal finances strained, and put the vital services and programs that Canadians rely on at risk.

Savings will be achieved by restructuring operations and consolidating internal services and rightsizing programs to realize efficiencies. It will also involve workforce adjustments and attrition to return the size of the public service to a more sustainable level. We will also take action to close tax loopholes and make sure everyone is paying their fair share.

To meet the moment, we must reinvent government to be fit for the 21st century. This means recalibrating activities and fiscal room towards our core mandates—spending less on the day-to-day running of government.

Chart 5.1 – Public Service and Canadian Population Growth Index - 2019=100

Sources: Statistics Canada, Treasury Board Secretariat, Finance Canada calculations.

Notes:

1) Annual public service population figures are as at March 31. Annual Canadian population figures are as at July 1, with index estimates beyond 2024 based on Statistics Canada’s M1 projection.

From a peak of almost 368,000 in 2023-24, the public service population is expected to reach roughly 330,000 by the end of 2028-29—a decline of about 40,000 positions or 10 per cent. This reflects normal attrition through retirements, voluntary departures, and previous savings exercises, as well as further action the government is taking to slow spending and return the public service to a sustainable size. Through the Comprehensive Expenditure Review,

206 CHAPTER FIVE

and the introduction of new and better tools such as AI, the tech-enabled public service of the future will still deliver the services that Canadians depend on.

The Comprehensive Expenditure Review will return government spending to sustainable levels—enabling the government to direct federal spending to enhance productivity and towards capital formation. Each Minister has been tasked with reviewing spending within their portfolio to assess which programs:

1.	are meeting their objectives

2.	are core to the federal mandate, and

3.	complement—rather than duplicate—services delivered by other federal departments or levels of government.

This review is not an across-the-board reduction exercise. It is a measured and strategic approach to improve public service productivity. To achieve this objective, federal departments and agencies undertook a thorough review of their organizations, identifying programs and activities that were underperforming, duplicative or that had strayed away from the core federal mandate. Departments were directed to develop proposals using Gender-Based Analysis Plus to understand how Canadians, including vulnerable groups, would be affected. Statutory transfers payments to provinces, territories and individuals were outside the scope of the review. The Department of Finance and Treasury Board of Canada Secretariat worked with departments to ensure their proposals were sustainable and did not create program integrity pressures or impact the health, safety and the national security of Canadians. Furthermore, the government ensured the proposals did not materially impact core science, research and Indigenous programming.

Evaluation of the proposals was done thoroughly, with strong governance. The Cabinet Committee on Government Transformation / Government Efficiency reviewed all proposals to ensure appropriate oversight and to apply a consistent, whole-of-government approach. Following Cabinet’s review, the Minister of Finance and Prime Minister made final decisions for inclusion in Budget 2025.

With this review, the government is making responsible choices to modernise government, right-size programs, improve efficiencies, and deliver better results and services for Canadians. By spending less, we can make the generational investments that grow our economy and protect the essential programs that keep your costs down.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 207

The Comprehensive Expenditure Review will achieve savings of $9 billion in 2026-27, $10 billion in 2027-28 and $13 billion in 2028-29. Combined with other savings and revenues in Budget 2025, this will total $60 billion over five years, starting in 2025-26. Detailed allocations of savings by portfolio are available in Annex 3.

Planned savings fall under three themes generally: Modernising Government Operations, Streamlining Program Delivery, and Recalibrating Government Programs.

●

Modernising Government Operations: The federal government needs to change how it operates and how things are being done to address the challenges we are facing as a country. This theme includes increasing the efficiency of back-office and administrative functions, leveraging new technology, and limiting spending on discretionary travel and training, and the use of external consultants ($25.2 billion over four years).

●

Streamlining Program Delivery: Identifying the right federal program to help you, your family or your business can be complicated and confusing. To make programs more accessible for Canadians and improve administrative efficiency, several federal organizations will streamline their program delivery to improve services and reduce duplication ($1.5 billion over four years).

●

Recalibrating Government Programs: To better align federal funding with the needs of Canadians and priorities of today and tomorrow, the government has identified opportunities to refocus several programs. This will help prioritize programs that will deliver the greatest impact ($17.5 billion over four years).

Consistent with a focus on improving productivity and efficiency, more than half of the total savings originate from actions to modernize government operations. This will contribute to reducing projected growth in the government’s day-to-day operating spending, while maintaining programs and major transfers to Canadians. The government recalibrated programs through this exercise in order to deliver on the new generational investments in infrastructure, housing, and sectoral support provided in Budget 2025.

While this review has involved tough choices, these adjustments make sense to ensure responsible use of public funds while delivering the support Canadians expect from their government. Through the review, the focus has been on linking both spending and savings to key outcomes, a number of which are presented below.

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Savings
Outcomes	(26-27 to 29-30)
Aligning Pension Benefits with the Consumer Price Index (CPI): The indexation of pensions for federal government employees should be consistent. The government is taking steps to align growth to CPI.	$5.8 billion over four years
Adjusting Medical Cannabis Benefits to Reflect Market Price: The government is aligning more closely with the current market prices for medical cannabis while providing the same benefits.	$4.4 billion over four years

Returning International Development Assistance to a Pre-Pandemic Level: Recalibrated international assistance, and leveraging innovative tools while focusing support for countries that need it the most.

$2.7 billion over four years

Prioritizing Programming to Focus on Housing Supply: The government is moving towards a new delivery approach to build and finance more affordable homes, while recalibrating programming that does not directly contribute to increasing the housing supply. To improve results on housing builds, we are pivoting towards the historic Build Canada Homes.

$2.4 billion over four years

Streamlining Infrastructure Programs: Infrastructure funding will be realigned to better support needs across the country. Budget 2025 announces the government’s launch of the new Build Communities Strong Fund ($51 billion over ten years), which will provide historic infrastructure funding to provinces, territories and municipalities, while relying on their expertise to determine how funding can best be allocated.

$2.3 billion over four years

Modernizing Supports for Canadian Industries and Workers: Innovation, Science and Economic Development Canada’s Net Zero Accelerator has faced declining demand, despite targeted calls. To respond to the significant economic challenges resulting from U.S. tariffs and other geopolitical developments, the government is investing in the Strategic Response Fund to support Canadian industries and workers. This Fund will provide timely and robust supports to those who need it most to help grow our economy.

$2.1 billion over four years

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 209

Savings
Outcomes	(26-27 to 29-30)

Implementing a Fleet Divestment Strategy: The government is making generational investments in our national defence to protect Canada’s security and sovereignty. We are ensuring the Canadian Armed Forces has the equipment it needs. The Department of National Defence will divest fleets reaching end of service life, saving costly repairs and sustainment costs. Divestment will be coordinated with investments in modernized replacement capabilities.

$1.1 billion over four years

Refocusing Operations within the Department of Fisheries and Oceans: The government is streamlining internal services and eliminating redundant functions no longer required following the transfer of the Canadian Coast Guard to the Department of National Defence.

$0.5 billion over four years

Wrapping Up the Tree Planting Program: The government will wind down the 2 Billion Trees program. Existing contribution agreements and commitments will be honoured, and uncommitted funds will be returned. The government remains committed to sustainable forest management practices – to date, the program has committed to planting nearly 1 billion trees. This includes a new climate competitiveness strategy that will drive investment in clean growth through the Clean Economy Investment Tax Credits.

$0.2 billion over four years

Streamlining Government Operations: All government organizations have undertaken a thorough review to reduce inefficiencies in daily operations and consolidate back-office operations. As one example, Public Services and Procurement Canada has identified savings that will be achieved by reducing administrative requirements and delayering management. Like many organizations, it will transform service delivery, by automating processes, leveraging technology, and reducing outdated systems that contribute to unnecessary costs.

$0.6 billion over four years

210 CHAPTER FIVE

By 2028-29, reductions from the Comprehensive Expenditure Review will represent 4.9 per cent of projected direct program expenses. These reductions are consistent with exercises taken in previous years to ensure that the federal government’s finances are sustainable. Chart 5.2 illustrates the reductions from previous review exercises at maturity as a share of projected direct program expenses.

Chart 5.2 –Reduction as a Share of Projected Direct Program Expenses* at Maturity – Previous Reviews

Sources: Finance Canada calculations.

Notes:

*Direct program expenses do not include major transfers to individuals or to other levels of government. The Comprehensive Expenditure Review makes no changes to major transfers to individuals or other levels of government.

1) Budget 1995 did not present total direct program expenses for 1997-98. Reductions are calculated as a percentage of the 1997-98 direct program expenses projected in Budget 1996. Above figures from Program Review reflect only the $7.2 billion reduction to direct program expenses by 1997-98. Budget 1995 also announced an additional $4.7 billion in reductions in 1997-98 impacting major transfers, which are not included in this chart for a consistent comparison with other reviews.

2) The figure for Refocusing Government Spending reflects the planned reductions published in the 2024-25 Main Estimates.

3) Direct program expense figures for Refocusing Government Spending and the Comprehensive Expenditure Review do not include actuarial gains or losses.

Savings across departments and programs vary, reflecting the need to protect the important mandates that some organizations have in delivering frontline services, social programs, and priorities such as defence and security.

●

Recognizing recent investments and the importance of securing Canada’s sovereignty, security and border, the Department of National Defence, the Royal Canadian Mounted Police and the Canada Border Services Agency’s annual savings target was set at two per cent of the review base. Given their essential role in keeping our country safe, this approach is also being taken with the Canadian Security Intelligence Service and the Communications Security Establishment.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 211

●

A resilient Canadian economy needs to advance research and attract and retain the top research talent to supercharge our growth. Recognizing this priority, the targets of the Natural Sciences and Engineering Research Council, the Social Sciences and Humanities Research Council and the Canadian Institutes of Health Research are also being set at two per cent, to protect the councils’ important contributions in improving our global competitiveness and contributing to the economy of the future.

●

The Department for Women and Gender Equality (WAGE) empowers women and 2SLGBTQI+ people through programs to eliminate discrimination and advance the rights of women and 2SLGBTQI+ communities. To support WAGE in continuing this critical work, its annual savings target is being set at two per cent of its review base.

●

The government remains committed to reconciliation. Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada deliver important programs that are legally or constitutionally required, including child and family services, primary health care, and essential community infrastructure. The government will review how these organizations can deliver these programs more efficiently, with a two per cent savings target.

Actions taken through the Comprehensive Expenditure Review to reduce day-to-day operating spending complement other fiscal actions in Budget 2025, including proposing a reverse charge mechanism to help combat carousel fraud schemes and proposed legislative amendments to reform and modernize transfer pricing rules, to protect the integrity of Canada’s tax system and ensure the government collects revenues that it should.

Workforce Renewal

The savings identified through CER will contribute to returning the size of the public service to a more sustainable level, with an estimated reduction of 16,000 full-time equivalents, or roughly 4.5 per cent of the workforce as of March 2025. Of these reductions, some 650 will be executive positions, representing about 7 per cent of the executive population. These reductions will continue the trend towards a more sustainable public service size of roughly 330,000 by 2028-29, a decline of about 40,000 or 10 per cent from the 2023-24 peak—where attrition has, and will continue to be, a driver. The government understands that transitions can be difficult and is committed to minimising

212 CHAPTER FIVE

hardship for federal employees, while also protecting diversity in the public service workforce and ensuring a strong, younger generation of public servants.

This is a transformational time for the public service to revisit how we work, how we can improve services to Canadians and how we can build for the future. A leaner public service is a more empowered and productive public service.

▷

To manage these reductions to the greatest extent possible through attrition and voluntary departures, Budget 2025 proposes to amend the Public Service Superannuation Act and the Income Tax Regulations to offer a voluntary Early Retirement Incentive (ERI) program through the Public Service Pension Plan. Public servants at age 50 or above for Group 1 and age 55 or above for Group 2 who have at least ten years of employment, with at least two years of pensionable service in the Plan may apply to participate under parameters set by Treasury Board. These parameters will be designed to maintain essential services and business continuity. Eligible employees will be able to retire with an immediate pension based on years of service with no penalty for early retirement. Implementation would proceed by January 15, 2026, or when legislation receives Royal Assent, and the government intends to conclude the ERI process within one year. This program, which will be sourced from the Public Service Pension Fund, is estimated to have a net fiscal impact of $1.5 billion over five years, starting in 2025-26, while providing ongoing savings of $82.0 million annually.

▷

To support the increased workflow at the Government of Canada Pension Centre from administering this time-limited program, Budget 2025 proposes to provide Public Services and Procurement Canada with $15.0 million over two years, starting in 2025-26.

▷

As the size of the public service adjusts, so too, must the leadership. The government will reduce the executive cadre in the public service by 1,000 positions overall over the next two years, inclusive of positions reduced through CER and early retirements.

▷

The government will also reduce expenses on management and other consulting services by 20 per cent in three years’ time – in order to reduce wasteful spending and empower the public service to take on more responsibility and accountability.

These actions will ensure that the public service continues to provide effective services while being representative of the Canadians that it serves and fostering the next generation of public servants.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 213

In the coming weeks, participating organizations will be communicating these measures to their employees and collective bargaining agents. The federal government will continue to identify more efficiencies and potential savings, which will be communicated in the 2026-27 Main Estimates and Departmental Plans.

Optimizing Productivity in Government

To ensure high quality service delivery for Canadians, the government must continually strive to optimize its productivity and transform how it operates. The government will make sure public servants are equipped with the tools, technology and training to do their jobs. We will bring focus to our priorities. We will clarify accountabilities. We will simplify processes and reduce duplication. This is about doing things faster, simpler and better.

At the same time, as emerging technologies like AI continue to advance, the government intends to be at the forefront in their adoption and build and rely on the skills we have in the public service. Budget 2025 announces that going forward, the government will:

▷

Improve expenditure management by adopting a regular, predictable review schedule to ensure continuous optimization of resources. Future reviews will focus on specific horizontal themes, such as consolidating the administration of programs, fostering AI implementation and scale-up in the public service, and reviewing business subsidies and skills programming.

▷

To demonstrate the government’s commitment to restraining the growth in day-to-day operating spending, it is targeting additional savings of $7.75 billion over three years, starting in 2027-28, and $3.25 billion ongoing. Results will be reported on in Budget 2026.

Adopting AI to Enhance Productivity and Improve Services

▷

Budget 2025 announces that the government intends to stand up an Office of Digital Transformation which will proactively identify, implement, and scale technology solutions across the federal government—a generational opportunity for domestic innovators. The Office will identify and eliminate redundant and counterproductive procurement rules as well as leverage expertise from internal sources and the private sector to hasten AI adoption.

214 CHAPTER FIVE

▷

Budget 2025 also announces that Shared Services Canada, in partnership with the Department of National Defence and the Communications Security Establishment, will develop a made-in-Canada AI tool that can be deployed across the federal government. Shared Services Canada will partner with leading Canadian AI companies to develop this internal tool. By supporting innovative research to strengthen public services, this work will protect our digital sovereignty, keep government data and information safe in Canada, and create opportunities for the Canadian technology sector.

Leveraging Technology for a More Productive Public Service

Through the Comprehensive Expenditure Review, departments have identified ways to use technology to achieve savings by streamlining workflows, reducing manual effort and optimising service delivery.

•

Shared Services Canada will apply AI and automation across internal operations, and automate common IT support requests, reducing call volumes and costs while improving the user experience.

•

The Department of Justice will integrate AI, advanced analytics and automation tools to streamline routine tasks, enhance decision-making and free employees to focus on higher-value strategic work.

•

Transport Canada will use AI and automation to optimise back-office activities and reduce costs of dedicated resources assigned to repetitive tasks, and realign service delivery models with a greater focus on self-service and technology-enabled solutions.

•

Public Services and Procurement Canada will implement digital delivery of procurement-related documents to better manage project delivery.

Equitable Public Sector Retirement Benefits

In 2019, enhancements to the Canada Pension Plan (CPP) and the Quebec Pension Plan (QPP) led federal employees and the government to contribute more than needed to maintain existing pension benefits.

▷

Budget 2025 announces the government’s intention to initiate consultations with key stakeholders to account for CPP and QPP enhancements and ensure that federal employees continue to receive the same pension

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 215

benefits, without overcontributing. This will save federal employees up to $1,100 in annual pension contributions, while maintaining their pension benefit levels. At the same time, this will achieve fiscal savings of $1.1 billion over four years, starting in 2026-27, and $384 million ongoing from lower pension expenses for the government.

In 2014, the government increased the number of years of service required to be eligible for the Public Service Health Care Plan in retirement from two to six, to ensure that the costs of the Public Service Health Care Plan remained sustainable and affordable in the future. To ensure benefits remain available to public servants in retirement, while being reasonable for taxpayers:

▷

Budget 2025 announces that the government will consult stakeholders on making similar modifications to the Pensioners’ Dental Services Plan so that, going forward, the years of service required to be eligible to participate in the Plan in retirement would increase from two to six years. This will not impact current members. With these changes implemented before the end of the 2025-26 fiscal year, net savings of $101.8 million over five years, starting in 2025-26, and $13.1 million per year ongoing are expected.

Collective Bargaining in Good Faith

2025 marks the beginning of a new round of collective bargaining between federal public service bargaining agents and the government. The government believes that the best deals are reached by the parties at the bargaining table. In working to renew collective agreements, the government will negotiate fair and reasonable agreements that balance the interests of both employees and taxpayers. At the same time, the government will respect workers’ fundamental rights to organize, collectively bargain, and commence legal labour actions.

▷

Budget 2025 reaffirms these rights by proposing to introduce amendments to the Federal Public Sector Labour Relations Act to ensure the government can attract and retain the necessary talent for a high-performing public service to meet the needs of Canadians, while respecting Canada’s fiscal circumstances relative to its stated budgetary policies and objectives.

Public sector compensation must align with Canadian labour market trends and the government’s fiscal position, freeing resources to be invested towards growing Canada’s economy.

216 CHAPTER FIVE

Improving the Integrity of Student Financial Assistance

The Canada Student Financial Assistance Program plays an important role in facilitating access to post-secondary education–providing opportunities for Canadians to learn new skills and earn new qualifications. Ensuring that it is used as intended is essential to control costs and to provide a fair chance to students who rely on this support.

▷

Budget 2025 announces the government’s intention to propose legislative and regulatory amendments to address integrity issues related to private educational institutions by generally limiting access to the Canada Student Grant for Full-time Students to students attending public educational institutions and not-for-profit private institutions within Canada. Internationally, Canada Student Loans and Grants generally would only be provided to those who attend public institutions. This measure is expected to result in savings of approximately $1.0 billion over four years, starting in 2026-27, and $280.1 million ongoing.

Addressing integrity issues in the Canada Student Financial Assistance Program limits the financial risks to the Crown and ensures that post-secondary students have access to the best educational outcomes.

5.2 Modernising Services

Building a government that works better for Canadians requires a modern, agile, and efficient public service–empowered through technology and greater responsibility. This will create a more effective government, one that is capable of providing high-quality services for Canadians and businesses as the economy grows.

Faster Services for Veterans

Canada owes a debt of gratitude to the women and men who answered the call to serve. Canada’s Veterans should never have to wait unnecessarily for the services they have earned—they deserve timely, compassionate support. While recent temporary funding injections have increased processing capacity, which has enabled reductions to wait times and the backlog, Veterans Affairs Canada continues to face pressure from rising caseloads. To that end:

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 217

▷

Budget 2025 proposes to provide $184.9 million over four years, starting in 2026-27, and $40.1 million ongoing for Veterans Affairs Canada to stabilise their processing capacity for disability benefits applications and to modernise operational processes and IT infrastructure for their disability benefits program.

Maintaining the Effectiveness of Fines and Penalties

The government levies administrative monetary penalties and fines for violations of certain legislation or regulations. These levies are meant to ensure everyone follows the rules, whether employment standards, environmental regulations, or air passenger rights. In the Strong Borders Act and the Strengthening Canada’s Immigration System and Borders Act, the government proposed stronger administrative monetary penalties to strengthen compliance under Canada’s Anti-Money Laundering and Anti-Terrorist Finance Regime. However, some other fines and penalties have not been reassessed in many years. To ensure that these remain effective:

▷

Budget 2025 announces the government’s intention to launch a review of fines and penalties to ensure the charges are sufficient and that non-compliance is not just treated as the cost of doing business. Results of the review will be available in Budget 2026.

Cutting Regulatory and Operational Red Tape

A range of government legislation imposes red tape and regulatory hurdles, while reducing certainty for businesses and Canadians, and hinders broader government efficiency and effectiveness. A less visible form of red tape is legislated requirements that reduce government efficiency and operational effectiveness. These requirements, such as duplicative reporting or cumbersome approvals processes, consume a significant amount of public servants’ time, diverting them from tasks that provide greater value to Canadians.

In the spirit of the 60-day regulatory review, the government further intends to introduce a variety of targeted amendments to legislation in order to increase government efficiency and operational effectiveness. This includes amendments that would streamline low-risk internal processes, modernise outdated requirements, eliminate unnecessary and burdensome reporting requirements, remove unnecessary barriers to agile regulation-making, align legislative and regulatory authorities across government and provide for the

218 CHAPTER FIVE

delegation of certain matters where appropriate. Results of this review will be available in Budget 2026.

Attracting Private Sector Expertise to the Public Service

There is a need to bring in talent and perspectives from outside the government into the public service at speed and scale. To this end, the government is announcing that the Interchange Canada program will be rebranded as the Build Canada Exchange, with an ambitious, immediate-term goal of integrating 50 external leaders in technology, finance, science, and other sectors into the public service.

5.3 A More Efficient Tax System

A robust and efficient tax system is what allows the government to support Canadians, protect the essential services they rely on, and build major infrastructure and millions of homes. Budget 2025 proposes new measures to protect the integrity and improve the efficiency of Canada’s tax system.

Protecting the Integrity of the Tax System

Budget 2025 proposes new measures to protect the integrity of Canada’s tax system, promote a level playing field for taxpayers, and address abusive tax practices. These tax integrity measures are expected to collectively increase federal revenues by hundreds of millions of dollars.

▷

To improve tax fairness, Budget 2025 proposes to amend the Income Tax Act to limit the deferral of refundable tax on investment income through the use of tiered corporate structures with staggered year ends, for taxation years that begin on or after Budget Day.

▷

To ensure that Canadian multinational insurers do not avoid tax on their Canadian insurance business by operating through a foreign subsidiary, Budget 2025 proposes to amend the Income Tax Act to clarify that income derived from assets held by a foreign affiliate of a Canadian insurance company that support Canadian insurance risks is taxable in Canada.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 219

▷

To protect the integrity of Canada’s tax base, Budget 2025 announces the government’s intention to propose legislative amendments to reform and modernise the transfer pricing rules, which are used to determine profit among the various entities of a multinational enterprise group.

▷

To protect Canada’s revenue base, Budget 2025 proposes a new reverse charge mechanism to help combat carousel fraud schemes under the Goods and Services Tax/Harmonized Sales Tax, beginning with the telecommunications sector.

Improving the Efficiency of the Tax System

Budget 2025 proposes to eliminate or modify tax measures that have proven to be inefficient, costly to administer, and challenging for Canadian industries at a time of ongoing global economic uncertainty.

▷

To provide relief to the aviation and boating industries and increase the overall efficiency of the luxury tax framework, Budget 2025 announces the government’s intention to end the luxury tax on aircraft and vessels as of the day after Budget Day.

▷

To simplify Canada’s tax system and reduce compliance costs for taxpayers and administrative costs for government, and given other efforts such as the federal foreign buyer ban and municipal and provincial vacant home taxes, Budget 2025 announces the government’s intention to eliminate the Underused Housing Tax as of the 2025 calendar year.

5.4 Advancing Indigenous Tax

Jurisdiction Frameworks

In collaboration with proponent Indigenous groups and organisations, the federal government aims to conclude fuel, alcohol, cannabis, tobacco, and vaping value-added sales tax arrangements with interested Indigenous governments. The government will explore other flexible, opt-in approaches for tax jurisdiction arrangements that continue to advance fiscal relationships and create more opportunities for Indigenous governments to grow their revenues and achieve the goals of their communities.

220 CHAPTER FIVE

Gender and Diversity Impacts Spotlight

Budget 2025 takes action to support the financial well-being of women by:

●  Delivering Faster Services for Veterans to support Canadian Armed Force members and veterans with service-related injuries, illnesses, or disabilitie Given that women veterans are more likely to experience low income and larger income declines after release, this group will particularly benefit from the improved timeliness of services.

For more information on the expected impacts of Budget 2025 measures on other diverse groups of Canadians, please see Annex 6.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 221

Chapter 5

Creating a More Efficient and Effective Government

millions of dollars

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
5.1 Spending Less to Invest More	-219	-8,773	-12,639	-17,669	-17,363	-56,663
Comprehensive Expenditure Review*	0	-8,553	-10,381	-12,842	-12,442	-44,217
Comprehensive Expenditure Review – new revenues/lower expenses enabled by efficiencies (CRA)	-165	-655	-887	-1,171	-1,107	-3,985
Workforce Renewal	14	772	464	200	61	1,511
Optimizing Productivity in Government	0	0	-1,250	-3,250	-3,250	-7,750
Equitable Public Sector Retirement Benefits	-68	-84	-330	-349	-365	-1,196
Improving the Integrity of Student Financial Assistance	0	-253	-255	-258	-260	-1,025
5.2 Modernising Services	0	52	52	40	40	185
Faster Services for Veterans	0	52	52	40	40	185
5.3 A More Efficient Tax System	31	-534	-164	-199	-244	-1,110
Protecting the Integrity of the Tax System	-10	-590	-225	-260	-310	-1,395
Improving the Efficiency of the Tax System	41	56	61	61	66	285
5.1 and 5.3: Savings and Revenues Subtotal	-243	-10,135	-13,328	-18,129	-17,734	-59,569
Less: unrealized Budget 2024 Responsible Government Spending savings	648	1,194	1,151	1,247	1,270	5,510
Additional Investments – Creating a More Efficient and Effective Government	63	224	247	171	172	876
Administrative Funding for Clean Economy Investment Tax Credits*	23	28	33	32	30	146
Funding proposed for the CRA to administer the Clean Economy Investment Tax Credits.
Administrative Funding for Tax Fairness of Global Corporations*	16	38	53	56	58	221
Funding proposed for the CRA to ensure integrity and deliver on commitments related to tax fairness for global corporations.
Funding Advertising for Communicating to Canadians	25	80	80	80	80	345
Funding proposed for PCO to increase the annual limit of the Central Advertising Fund, supporting the effective communication of government policy.
Real-Time Employer Reported Payroll Information Pilot	0	11	18	0	0	29

Funding proposed for ESDC, to be charged to the EI Operating Account, to support a two-year pilot project to assess whether EI eligibility and entitlement can be determined accurately and securely using real-time payroll information.

222 CHAPTER FIVE

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Advancing a Common Government of Canada Desktop Solution	10	3	0	0	0	13
Less: Funds Sourced From Existing Departmental Resources	-10	-3	0	0	0	-13
Funding proposed for SSC, to be sourced from existing departmental resources, to advance the proof-of-concept phase of a common Government of Canada desktop service.
Continuing Collection of Emergency Benefits Overpayments	0	65	58	0	0	123
Funding proposed for ESDC to continue collections for overpayments related to COVID-19 emergency benefits, in collaboration with the CRA.
CNSC Human Resources Information Technology System Modernization*	0	1	1	1	2	5
Less: Costs to be Recovered	0	-1	-1	-1	-2	-3
Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	-1	-1
Funding proposed for the CNSC to support the modernization of its human resources information technology system.
Home Accessibility Tax Credit	-1	-5	-5	-5	-5	-21
Budget 2025 proposes to modify the Home Accessibility Tax Credit to no longer allow an expense to be claimed under this credit if it has been claimed under the Medical Expense Tax Credit.
Agricultural Cooperatives: Patronage Dividends Paid in Shares	0	8	9	8	8	33
Budget 2025 proposes to extend the period during which agricultural cooperatives can distribute tax-deferred patronage dividends paid in shares to their members until the end of 2030.
Chapter 5 - Net Fiscal Impact	523	-7,836	-11,353	-16,410	-16,125	-51,202
Of which, capital investment:	0	-532	-606	-874	-717	-2,729

*Measure includes funding classified as a capital investment.

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

CREATING A MORE EFFICIENT AND EFFECTIVE GOVERNMENT 223

Annex 1

Details of Economic and

Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast.

The Department of Finance regularly surveys private sector forecasters for their outlook. Given the speed and scale of recent U.S. trade policy shifts, private sector forecasts have been revised frequently. The economic forecast reported here is based on a survey conducted in August 2025. The survey results have been adjusted to incorporate the actual results of the National Accounts for the second quarter of 2025 released on August 29, 2025.

The August survey includes the views of 11 private sector economists:

●	BMO Capital Markets;

●	CIBC World Markets;

●	The Conference Board of Canada;

●	Desjardins;

●	Industrial Alliance Insurance and Financial Services Inc.;

●	Laurentian Bank Securities;

●	National Bank Financial Markets;

●	Royal Bank of Canada;

●	Scotiabank;

●	TD Bank Financial Group; and,

●	The University of Toronto (Policy and Economic Analysis Program).

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 225

Reflecting the shift in U.S. trade policy toward greater protectionism and the importance of exports to income generation across Canada the private sector outlook for real and nominal gross domestic product (GDP) in Canada has been significantly downgraded since the 2024 Fall Economic Statement (FES 2024) (Table A1.1). While the full effects will take time to materialise, higher U.S. tariffs and resulting trade uncertainty are expected to weigh persistently on Canadian economic performance, putting the economy on a lower trajectory.

In the August survey, private sector forecasters incorporated the tariff measures and trade policy developments available at the time, and formed their own assumptions regarding the evolution and potential resolution of trade conflicts. These assumptions underpin their projections for GDP growth, trade flows, and the broader macroeconomic outlook. Private sector economists expected current sectoral tariffs and those applied on non-CUSMA (Canada-United States-Mexico Agreement) compliant goods to remain in place through the end of 2025 and most of 2026. While some de-escalation is assumed over time, forecasters did not anticipate a return to broadly open, low-tariff global trade.

Furthermore, the baseline outlook assumes that trade uncertainty will remain elevated through 2026, reflecting ongoing tariff threats and a likely complex review of the CUSMA. This prolonged uncertainty is expected to weigh on business investment and dampen household confidence. A partial easing of uncertainty is embedded in the outlook beginning in 2027.

Comparisons of the August survey real GDP growth forecast to those of other institutions can be found in Table A1.2.

Following growth of 2.0 per cent annualised in the first quarter of 2025, real GDP contracted by 1.6 per cent in the second quarter, leaving growth at 0.2 per cent in the first half of the year. Forecasters expect growth to resume but to remain modest in the second half of the year amid trade uncertainty. Exports are expected to remain subdued as U.S. tariffs drive demand away from Canadian steel, aluminum, copper, lumber, and autos. Domestic demand continues to moderate in the near term as businesses reduce investment in the face of uncertainty. Households built up precautionary savings due to concerns about employment prospects. Nonetheless, consumption is expected to be the main driver of growth over the near term as households are supported by improved balance sheets and lower interest rates. Real GDP growth is projected to gradually pick up through 2026, supported by export stabilisation and a gradual pickup in domestic demand with lower interest rates.

226 ANNEX 1

Overall, private sector forecasters expect real GDP growth of 1.1 per cent in 2025 and 1.2 per cent in 2026—down sharply from the FES 2024 outlook of 1.9 per cent and 2.1 per cent, respectively. As the Canadian economy gradually adjusts to the new trading environment, growth is expected to pick up to about 2 per cent in 2027 and beyond. However, economic activity remains on a permanently lower trajectory, reflecting the combined effects of ongoing U.S. tariffs and trade tensions weakening productivity, reduced business investment, costs from restructuring trade and supply chains, and the resulting drag on incomes nationwide. Overall, the level of real GDP is about 1.8 per cent lower than forecast in FES 2024.

The unemployment rate is expected to peak at 7.2 per cent in the fourth quarter, averaging 7.0 per cent in 2025 (compared to 6.7 per cent expected in FES 2024) as trade tensions weigh on labour demand. The unemployment rate is expected to remain elevated and to only gradually decline to reach 6.0 per cent by 2029, about two years later than projected in FES 2024, pointing to persistent excess supply.

Private sector economists anticipate that the disinflationary effects of the fuel charge removal and excess supply will largely offset the direct and indirect cost pressures from tariffs and supply chain disruptions. As a result, Consumer Price Index (CPI) inflation is projected to average 2.1 per cent in 2025, slightly above the 2.0 per cent forecast in FES 2024. Inflation is then expected to return to 2.0 per cent in 2026 and remain at that level over the forecast horizon, in line with the FES 2024 projection. Since the August survey, Canada has removed most countermeasures put in place in March 2025 on U.S. imports, with this change effective September 1, 2025.

The survey was consistent with the Bank of Canada bringing the policy interest rate to 2.25 per cent by year-end. The Bank of Canada cut the policy rate by 25 basis points on October 29 bringing it to this level. Economists in the survey expected the policy rate to remain at 2.25 per cent through 2026. Short-term interest rates are expected to be about 30 basis points lower on average than forecast in FES 2024, settling around 2.6 per cent by the end of the forecast period in 2029.

Canadian long-term yields have declined somewhat over the past few months to stand around 3.1 per cent, reflecting weakening domestic economic data and renewed expectations of interest rate cuts. Private sector economists expect the 10-year bond rate to increase from an average of 3.3 per cent in 2025 to 3.6

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 227

per cent in 2029 (about 15 basis points higher than in FES 2024). The increase in long-term yields over the forecast reflects the expectation of larger global sovereign borrowing needs, particularly in the U.S. and Europe.

At the time of the survey, forecasters expected real GDP growth in the U.S. to slow to below 1 per cent annualised in the second half of the year reflecting the introduction of tariffs and increased policy uncertainty. U.S. growth has so far in 2025 remained robust as a surge in AI related investment spending is driving building activity. Economists expected U.S. growth to average 1.6 per cent in both 2025 and 2026 (previously 1.7 per cent and 2.0 per cent, respectively), and to strengthen to about 2 per cent in the outer years (similar to the FES 2024 outlook).

With global growth prospects being revised down compared to FES 2024 and growing oil supply from strong production by the Organization of the Petroleum Exporting Countries (OPEC), private sector economists expected crude oil prices to average US$66 per barrel this year and US$65 per barrel in 2026, previously US$77 and US$76 per barrel respectively. Crude oil prices are expected to gradually increase thereafter to reach US$71 per barrel by 2029, remaining below the US$77 per barrel expected in FES 2024.

GDP inflation came in flat in the second quarter of 2025, partly offsetting the strength of the end of 2024 and the first quarter of 2025. GDP inflation is expected to average 2.4 per cent in 2025 and 1.8 per cent in 2026 (compared to 2.0 per cent in both years in the FES). In the outer years, GDP inflation is broadly similar to the FES outlook.

Reflecting downward revisions to real GDP, the level of nominal GDP is expected to be lower by $8 billion in 2025 compared to the FES outlook. This downward revision widens substantially to $45 billion in 2026, reflecting the downgrade to both real GDP growth and GDP inflation outlook in 2026. Over the forecast horizon (2025-2029), the level of nominal GDP is lower than the FES 2024 projection by $40 billion on average per year.

228 ANNEX 1

Forecasters in the survey saw greater risks to the downside for Canada’s economic outlook given the potential for additional U.S. sectoral tariffs, the risk that existing tariffs and spillovers could weigh more heavily on growth than anticipated, and a substantial repricing in financial markets. Should U.S. tariffs remain in place and uncertainty lingers, Canadian growth could slow further, delaying the rebound currently expected for late 2026 and beyond. To support prudent economic and fiscal planning amidst heightened global and trade uncertainty, the Department of Finance Canada has developed scenarios to assess the implications of these risks for the economic and fiscal outlook (see below for details).

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated
	2025	2026	2027	2028	2029	2025- 2029

Real GDP growth[1]

2024 Fall Economic Statement	1.9	2.1	2.1	2.0	2.0	2.0

Budget 2025	1.1	1.2	2.0	1.9	2.0	1.6

GDP inflation[1]

2024 Fall Economic Statement	2.0	2.0	2.0	2.0	2.0	2.0

Budget 2025	2.4	1.8	2.0	2.0	2.0	2.0

Nominal GDP growth[1]

2024 Fall Economic Statement	3.9	4.2	4.1	4.0	4.0	4.0

Budget 2025	3.5	3.0	4.1	4.0	4.0	3.7

Nominal GDP level (billions of dollars)[1]

2024 Fall Economic Statement	3,188	3,321	3,457	3,595	3,738

Budget 2025	3,180	3,276	3,409	3,545	3,686

Difference between Budget 2025 and FES 2024	-8	-45	-48	-50	-52	-40

3-month treasury bill rate

2024 Fall Economic Statement	2.9	2.6	2.8	2.8	2.8	2.8

Budget 2025	2.6	2.3	2.5	2.6	2.6	2.5

10-year government bond rate

2024 Fall Economic Statement	3.1	3.2	3.3	3.4	3.5	3.3

Budget 2025	3.3	3.4	3.5	3.6	3.6	3.4

Exchange rate (US cents/C$)

2024 Fall Economic Statement	74.2	75.6	76.1	76.4	76.5	75.8

Budget 2025	72.2	75.1	76.4	77.0	77.4	75.6

Unemployment rate

2024 Fall Economic Statement	6.7	6.2	6.0	5.8	5.7	6.1

Budget 2025	7.0	6.8	6.4	6.1	6.0	6.4

Consumer Price Index inflation

2024 Fall Economic Statement	2.0	2.0	2.0	2.0	2.0	2.0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 229

	2025	2026	2027	2028	2029	2025- 2029

Budget 2025	2.1	2.0	2.0	2.0	2.0	2.0

U.S. real GDP growth

2024 Fall Economic Statement	1.7	2.0	2.0	2.0	2.0	1.9

Budget 2025	1.6	1.6	2.0	2.0	2.0	1.8

West Texas Intermediate crude oil price ($US per barrel)

2024 Fall Economic Statement	77	76	75	75	77	76

Budget 2025	66	65	67	69	71	68

Notes: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1]

Forecasts have been restated to reflect the historical revisions in the Canadian System of National Accounts published along with the National Accounts for the second quarter of 2025 on August 29, 2025.

Sources: Statistics Canada; for the 2024 Fall Economic Statement, Department of Finance Canada September 2024 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2024 released on November 29, 2024; for Budget 2025, Department of Finance Canada August 2025 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the second quarter of 2025 released on August 29, 2025; Department of Finance Canada calculations.

Table A1.2

Comparison of Real GDP Growth Forecasts

per cent
	2025	2026	2027	2028	2029
Budget 2025	1.1	1.2	2.0	1.9	2.0
Bank of Canada	1.2	1.1	1.6	--	--

International Monetary Fund (IMF)	1.2	1.5	1.9	1.7	1.7

Organisation for Economic Co-operation and Development (OECD)	1.1	1.2	--	--	--

Parliamentary Budget Officer (PBO)	1.2	1.3	1.8	1.8	1.7

Sources: For Budget 2025, see Table A1.1; OECD Interim Economic Outlook – September 2025; PBO, Economic and Fiscal Outlook – September 2025; IMF, World Economic Outlook – October 2025; Bank of Canada, Monetary Policy Report – October 2025.

Fiscal Projections

The fiscal outlook presented in this budget is based on the economic projections from the August 2025 survey of private sector forecasters, detailed in the previous section.

Alignment with Public Accounts

The projections across this annex are consistent with the Government of Canada accounting principles, aligning with the Public Accounts of Canada and Canadian public sector accounting standards. In addition, the budget adds an outlook for capital investments, where presentations are specifically indicated to be in accordance with the government’s new Capital Budgeting Framework, detailed in Annex 2.

230 ANNEX 1

Changes to Fiscal Projections Since FES 2024

This section presents changes to the fiscal outlook since FES 2024. Table A1.3 provides an overview of all sources of change in the budgetary balance. Subsequent tables provide details on the outlook for capital investments and the day-to-day operating balance (Tables A1.4 and A1.5), and economic and fiscal developments including, for example, year-to-date financial results (Table A1.6).

Overall trade uncertainty and the economy’s slowdown have weakened the fiscal outlook, particularly through 2026-27 as lower GDP growth and higher spending associated with relief measures weigh on the budgetary balance. Against this uncertainty, Budget 2025 invests to build strength at home guided by fiscal anchors—balance operating spending with revenues by 2028-29 and maintaining a declining deficit-to-GDP ratio.

Budget 2025 meets both fiscal anchors. As shown in Table A1.3, a deficit of $78.3 billion, or 2.5 per cent of GDP, is expected for 2025-26, falling to 1.5 per cent of GDP by 2029-30. In addition, the federal debt-to-GDP ratio remains relatively stable across the horizon. This responsible fiscal management will help preserve Canada’s fiscal advantage.

Table A1.3

Economic and Fiscal Developments, Policy Actions, and Measures Since FES 2024

billions of dollars
	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Budgetary balance – FES 2024	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0

Economic and fiscal developments since FES 2024	12.0	-7.1	-3.6	-7.5	-11.1	-12.6

Budgetary balance before policy actions and measures	-36.3	-49.2	-34.5	-37.9	-38.8	-35.6

Policy actions since FES 2024		-9.0	-9.1	-6.8	-5.1	-5.9

Budget 2025 measures (by chapter)

1. Building a Stronger Canadian Economy		-0.1	-3.0	-3.0	-2.6	-4.6

2. Shifting from Reliance to Resilience		-3.1	-4.7	-3.7	-2.9	-2.1

3. Empowering Canadians		-9.2	-10.2	-10.1	-9.7	-9.0

4. Protecting Canada’s Sovereignty and Security		-7.3	-11.7	-13.3	-15.2	-15.4

5. Creating a More Efficient and Effective Government		-0.5	7.8	11.4	16.4	16.1

Subtotal – Budget 2025 measures		-20.1	-21.8	-18.8	-14.0	-15.0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 231

Total – Policy actions since FES 2024 and Budget 2025 measures		-29.1	-30.9	-25.6	-19.1	-20.9

Budgetary balance	-36.3	-78.3	-65.4	-63.5	-57.9	-56.6

Budgetary balance (per cent of GDP)	-1.2	-2.5	-2.0	-1.9	-1.6	-1.5

Federal debt (per cent of GDP)	41.2	42.4	43.1	43.3	43.3	43.1

Budgetary balance – FES 2024	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0

Budgetary balance (per cent of GDP)	-1.6	-1.3	-0.9	-0.9	-0.8	-0.6

Federal debt (per cent of GDP)	41.9	41.7	41.0	40.2	39.5	38.6

 Note: A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

 Policy actions taken between FES 2024 and Budget 2025 are detailed in Table A1.18.

Outlook for Capital Investments

The government’s fiscal anchors are supported by a new approach to budgeting that prioritises spending that supports capital formation and crowds in private sector investment for long-term growth. This new approach is based on the Capital Budgeting Framework announced on October 6, 2025. This framework provides a consistent way to classify spending, including tax expenditures, that contributes to capital formation (called ‘capital investment’) from day-to-day operating spending. Further details are available in Annex 2.

Table A1.4 below indicates that capital investments will nearly double from $32.2 billion in 2024-25 to $59.6 billion in 2029-30. Table A1.5 includes projections for day-to-day operating spending, and demonstrates how this spending will be balanced with projected revenues from 2028-29 onwards.

Table A1.4

Capital Investments

billions of dollars
	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Baseline capital investments (Annex 2)	-32.2	-43.2	-48.5	-48.1	-50.6	-50.3

Capital investments since FES 2024		-1.0	-1.1	-1.5	-1.5	-1.1

Capital investments in Budget 2025		-1.2	-7.0	-8.5	-7.5	-8.3

Total – capital investments	-32.2	-45.4	-56.7	-58.0	-59.6	-59.6

232 ANNEX 1

Table A1.5

Day-to-Day Operating Balance

billions of dollars

	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

A. Total expenses, including net actuarial losses	-547.3	-585.9	-588.6	-604.8	-618.1	-639.8

B. Capital investments (expenses)	-29.7	-39.7	-50.3	-53.3	-55.0	-54.7

C. Day-to-day operating expenses (A minus B)	-517.6	-546.2	-538.3	-551.5	-563.1	-585.1

D. Budgetary revenues	511.0	507.5	523.2	541.3	560.2	583.3

E. Capital investments (revenues)	2.5	5.7	6.4	4.7	4.7	4.9

F. Day-to-day operating balance (C plus D plus E)	-4.1	-33.0	-8.7	-5.5	1.7	3.0

  Note: Further details on expenses and forgone revenues classified as capital investments are available in Annex 2.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 233

How Trade Actions Impact the Fiscal Outlook

Global trade is being reshaped. For Canada, U.S. trade actions are disrupting decades of economic integration which introduces risks to Canada’s economic and fiscal outlook and is contributing towards a deterioration in the government’s outlook for revenues, expenses, and the budgetary balance.

While it is difficult to isolate the impacts of the U.S. trade actions, the downward revisions to the economic outlook, primarily from 2026-27 onward, could be expected to result in an average estimated deterioration in the budgetary balance of $7 billion per year over the forecast horizon relative to FES 2024.

U.S. trade actions are creating significant uncertainty for businesses. This dampens the outlook for corporate income tax revenues and net profits from enterprise Crown corporations. Economic assumptions that underpin the lower outlook include lower business activity and increased provisions for credit losses.

U.S. actions have also created heightened volatility. Year-to-date revenues from customs import duties, for example, have increased substantially due to the countermeasures imposed in response to U.S. tariffs. These duties are sensitive to potential trade policy changes, which could introduce additional volatility in the revenue forecast.

Other revenue streams have been less impacted thus far. Personal income tax revenue has remained strong despite the trade conflict, and both employment and average weekly earnings are up relative to the same time last year. Similarly, other excise taxes have shown limited impact of the trade disruption as indirect effects on consumption have been moderate to date. Looking forward, deteriorating economic conditions and heightened uncertainty are expected to create a drag on the fiscal outlook.

The government is taking steps to diversify trade and to invest in building Canada strong. These fiscal measures increase spending to support workers and businesses but also to create opportunities.

Overall, these factors introduce challenges to forecasting as the underlying assumptions affect the projections over the forecast horizon.

234 ANNEX 1

Economic and Fiscal Developments Since FES 2024

Table A1.6 shows how much of the change in the budgetary balance since FES 2024 is driven by economic and fiscal developments. This table does not include policy actions and measures introduced since FES 2024.

Table A1.6

Economic and Fiscal Developments Since FES 2024

billions of dollars
	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Economic and fiscal developments by component[1]
Change in budgetary revenues
(1.1) Income taxes	11.9	12.6	11.0	6.4	6.0	5.8
(1.2) Excise taxes and duties	1.4	-0.8	-0.2	-0.4	-0.6	-0.5
(1.3) Employment insurance premiums	0.6	0.6	0.5	0.1	-0.2	-0.6
(1.4) Other revenues[2]	1.1	-1.5	0.6	0.2	-0.6	-0.9

(1) Total budgetary revenues[3]	15.0	10.9	11.9	6.3	4.7	3.7
Change in program expenses
(2.1) Major transfers to persons	5.0	2.1	0.4	0.0	0.2	0.0
(2.2) Major transfers to provinces, territories and municipalities	0.1	-0.1	-0.1	-0.2	0.0	-0.1
(2.3) Direct program expenses	-8.3	-16.8	-14.6	-10.9	-12.3	-10.4

(2) Total program expenses, excluding net actuarial losses[3]	-3.2	-14.8	-14.3	-11.2	-12.1	-10.4
(3) Public debt charges	0.3	-1.4	-2.2	-4.0	-5.1	-6.5
(4) Net actuarial losses (gains)	0.0	-1.1	0.9	1.1	1.1	0.6
(5) Net pollution pricing regime[3]	-0.1	-0.5	0.2	0.3	0.3	0.0

(6) Total economic and fiscal developments	12.0	-7.1	-3.6	-7.5	-11.1	-12.6

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Digital Services Tax (DST) and Underused Housing Tax in this table only for presentation purposes.

[3]

The largely offsetting revenue and expense impacts of changes in the pollution pricing regime (see box “Changes to the Pollution Pricing System Since FES 2024”) are netted in row (5), and omitted from the revenue and program expense subtotals of rows (1) and (2).

Budgetary revenue projections have increased relative to FES 2024 by an average of $7.5 billion annually from 2025-26 to 2029-30, primarily due to stronger corporate income tax revenues, reflecting both stronger anticipated 2024-25 results and continuing strength in 2025-26 year-to-date revenues. This strength has been somewhat offset by lower projected revenue in other

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 235

streams, including enterprise Crown corporation revenues and other excise taxes and duties.

●

From 2025-26 onward the outlook for income tax revenues has been revised up, on average, by $8.3 billion annually, largely reflecting higher corporate income tax revenues. Most of the increase is concentrated in the first two years of the forecast horizon, in part reflecting higher expected 2024-25 results and strength in early 2025-26 year-to-date results. In particular, this is driven by higher revenues from the financial sector.

●

The outlook for excise taxes and duties has been revised down in 2025-26 owing to lower year-to-date Goods and Services Tax revenue. Over the remainder of the forecast horizon, the outlook is revised down by an average $0.4 billion per year in line with the projected general slowdown in nominal GDP.

●

Revenues generated from Employment Insurance (EI) premiums are projected to be higher from 2025-26 to 2027-28, driven by growth in insurable earnings. Lower employment projections reduce anticipated revenues in the last two years of the forecast.

●

Other revenues have been revised down in 2025-26 and over the forecast horizon due to lower expected net profits from enterprise Crown corporations. This is offset by higher expected interest and penalty revenue, net foreign exchange revenue and return on investments.

The outlook for program expenses has increased relative to FES 2024 by an average of $12.6 billion per year from 2025-26 to 2029-30, largely reflecting higher direct program expenses, primarily from higher projected expenses for contingent liabilities as well as allowance for doubtful accounts on taxes receivable.

●

Major transfers to persons are projected to decrease in 2025-26 and 2026-27 from a reduction in the projected number of beneficiaries receiving elderly benefits, partially offset by higher Employment Insurance benefits in 2026-27. The remainder of the forecast horizon is broadly aligned with FES 2024 projections.

●

Major transfers to provinces, territories, and municipalities have increased slightly due to higher projected Territorial Formula Financing based on higher projected expenditures of provincial and local governments. This is partly offset by lower projected nominal GDP, which results in downward revisions to Equalization and Canada Health Transfer payments in the outer years, and higher projected recoveries with respect to the Quebec Abatement.

236 ANNEX 1

●

Direct program expenses are higher primarily from expected growth in contingent liabilities, principally due to Indigenous-related claims, as well as allowance for doubtful accounts on taxes receivable.

○

See an “Update on contingent liabilities”, which shows the growth of contingent liabilities on the balance sheet, net of settlements. This increase reflects the government’s efforts to work with Indigenous partners to address past injustices and accelerate the resolution of litigation and the implementation of negotiated settlements to support reconciliation in Canada and is aligned with accounting standards. Growth in contingent liabilities has an impact on the budgetary balance in the year the liabilities are recorded. In recent years, this expense has averaged over $10 billion per year. For prudence, Budget 2025 increases the projection of expenses for contingent liabilities across the forecast horizon, with a larger increase for 2025-26 where there is more information on specific negotiations, cases and claims.

○

An increase in projected expenses across the horizon has also been made for the allowance for doubtful accounts on taxes receivable, in line with the increases seen in 2023-24 and projected in 2024-25, which reflect the growth of the tax base as well as the aging of the associated receivable. Under Canadian public sector accounting standards, tax revenue is recorded as revenue in the year it is earned, while the annual provision for doubtful accounts, to reflect the best estimate of uncollectable amounts receivable, is charged to expenses.

●

Projected direct program expenses are also higher from provisions for other obligations such as environmental liabilities and current service costs for pensions and other employee future benefits; and revised timing and spending against previously announced measures.

Public debt charges have increased over the forecast horizon primarily due to increased borrowing requirements and long-term interest rates, offset in part by lower short-term interest rates.

Net actuarial losses, which represent the amortisation of changes in the value of the government’s accrued obligations for pensions and other employee future benefits and pension fund assets, are expected to be lower on average over the forecast horizon, reflecting updated actuarial assumptions.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 237

Changes to the Pollution Pricing System Since FES 2024

Effective April 1, 2025, the Government of Canada ceased the application of the fuel charge in all jurisdictions where it applied, while maintaining its Output-Based Pricing System (OBPS) for industries in provinces and territories where it applies. At the same time, the federal government also removed requirements for provinces and territories to have a consumer-facing carbon price.

All direct proceeds from the federal system are returned over time in the province or territory where they were collected. With the cancellation of the fuel charge effective April 1, 2025, direct fuel charge proceeds return mechanisms for Canadians, small-and-medium-sized businesses, farmers, and Indigenous governments are being wound down. Proceeds from the federal OBPS will continue to be returned either to provincial and territorial governments or via the OBPS Proceeds Fund.

The net pollution pricing regime line (5) shown in Table A1.6 consolidates the change since FES 2024 in revenues and expenses from pollution pricing. It reflects net timing differences from winding down the collection of fuel charge proceeds and their corresponding return, while maintaining the OBPS and continuing to honour the return of fuel charge proceeds as specified to small-and-medium-sized businesses, farmers, and Indigenous governments.

The table at the end of Chapter 3 shows the impact of the policy decision to end the fuel charge to be a net cost of $4.2 billion in 2025-26. This amount reflects expenses related to the winding down of the fuel charge system, including but not limited to the final Canada Carbon Rebate payment in April. The resulting profiles of proceeds (revenue) and proceeds returned (expenses) are presented below in the Revenue Outlook and Expense Outlook tables A1.8 and A1.9.

238 ANNEX 1

Summary Statement of Transactions

Table A1.7

Summary Statement of Transactions

billions of dollars
	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Budgetary revenues	511.0	507.5	523.2	541.3	560.2	583.3
Program expenses, excluding net actuarial losses	489.9	525.2	528.4	537.9	549.7	568.3
Public debt charges	53.4	55.6	60.0	66.2	71.4	76.1

Total expenses, excluding net actuarial losses	543.3	580.9	588.3	604.1	621.2	644.4
Budgetary balance before net actuarial losses	-32.3	-73.4	-65.2	-62.8	-60.9	-61.1
Net actuarial losses	-4.0	-5.0	-0.2	-0.7	3.0	4.5

Budget 2025 budgetary balance	-36.3	-78.3	-65.4	-63.5	-57.9	-56.6

Financial Position
Total liabilities	2,182.3	2,350.5	2,497.0	2,644.6	2,787.2	2,910.1
Financial assets	788.8	870.1	937.1	1,000.5	1,064.2	1,112.3
Net debt	1,393.6	1,480.4	1,559.9	1,644.0	1,723.0	1,797.8
Non-financial assets	127.1	133.3	147.4	168.0	189.2	207.4

Federal debt[1]	1,266.5	1,347.0	1,412.4	1,476.0	1,533.9	1,590.5

Per cent of GDP
Budgetary revenues	16.6	16.0	16.0	15.9	15.8	15.8
Program expenses, excluding net actuarial losses	15.9	16.5	16.1	15.8	15.5	15.4
Public debt charges	1.7	1.8	1.8	1.9	2.0	2.1
Budgetary balance	-1.2	-2.5	-2.0	-1.9	-1.6	-1.5
Federal debt	41.2	42.4	43.1	43.3	43.3	43.1

[1]

The projected level of federal debt for 2025-26 includes an estimate of other comprehensive income of $0.4 billion for enterprise Crown corporations and other government business enterprises, and an estimate of $2.6 billion for net remeasurement losses on swap agreements, foreign exchange forward agreements, and other financial instruments.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 239

Outlook for Budgetary Revenues

Table A1.8 provides projected budgetary revenues by major component in the fiscal framework.

Table A1.8

The Revenue Outlook

billions of dollars
	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Income tax revenues

Personal income tax	234.3	237.9	244.9	257.1	268.7	278.9
Corporate income tax	97.0	97.1	96.7	96.7	96.8	100.6
Non-resident income tax	13.5	13.7	14.0	14.2	14.4	14.7

Total	344.8	348.7	355.6	368.0	380.0	394.2

Excise tax and duty revenues

Goods and Services Tax	52.5	54.4	56.5	58.3	60.2	62.7
Customs import duties	6.3	9.9	6.3	6.6	6.9	7.2
Other excise taxes/duties	13.1	13.2	13.3	13.4	13.5	13.6

Total	71.9	77.5	76.2	78.3	80.6	83.5
Other taxes	0.0	0.0	2.7	1.9	2.1	2.1

Total tax revenues	416.7	426.2	434.4	448.2	462.6	479.8
Pollution pricing proceeds to be returned to Canadians	13.6	0.0	0.0	0.0	0.0	0.0
Employment Insurance premium revenues	31.5	32.2	33.3	34.3	35.5	36.8

Other revenues

Enterprise Crown corporations	8.0	11.3	14.8	16.9	19.1	21.1
Other programs	34.3	31.8	34.0	35.0	36.0	38.4
Net foreign exchange revenues and return on investments	6.8	6.0	6.7	6.8	7.0	7.2

Total	49.2	49.1	55.5	58.8	62.1	66.6

Total budgetary revenues Per cent of GDP	511.0	507.5	523.2	541.3	560.2	583.3

Total tax revenues	13.6	13.4	13.3	13.1	13.1	13.0
Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0
Other revenues	1.6	1.5	1.7	1.7	1.8	1.8
Total budgetary revenues	16.6	16.0	16.0	15.9	15.8	15.8

 Note: Totals may not add due to rounding.

240 ANNEX 1

Income Tax Revenues

Personal income tax revenues are projected to increase by 1.5 per cent to $237.9 billion in 2025-26. Softness in the growth of personal income tax revenues primarily reflects measures such as the cancellation of the proposed increase in the capital gains inclusion rate and the reduction of the lowest personal income tax rate. Over the remainder of the forecast horizon, growth in personal income tax revenues is projected to average 4.1 per cent per year.

Corporate income tax revenues are forecast to remain flat at $97.1 billion in 2025-26 due to fiscal measures such as the cancellation of the proposed increase in the capital gains inclusion rate and the extension of the Accelerated Investment Incentive. Revenue is then expected to decline slightly in 2026-27, before stabilising throughout 2027-28 and 2028-29. In 2029-30, growth in corporate income tax revenues is projected to increase to 3.9 per cent, reflecting a return to the long-term historical trend.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow marginally by 1.4 per cent to $13.7 billion in 2025-26, reflecting weakness in year-to-date revenues. Over the remainder of the forecast horizon, growth in non-resident income tax revenues is expected to average 1.7 per cent per year, reflecting a slowdown in interest payments to non-residents.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to grow 3.6 per cent to $54.4 billion in 2025-26. Over the remainder of the forecast period, GST revenues are expected to grow in line with the taxable consumption outlook, increasing on average by 3.6 per cent per year.

Customs import duties are forecast to substantially increase by 57.8 per cent to $9.9 billion in 2025-26. This growth primarily reflects higher year-to-date revenues, driven by the application of countermeasures in response to the U.S. tariffs. The forecasted revenues from the countermeasures are net of estimated remissions and other relief (e.g., Duty Deferral Program). The current projections account for the application of the countermeasures until the end of 2025-26. Projections will be reviewed, as informed by developments, prior to the next fiscal year. Customs import duties are projected to grow in line with the projected growth in imports over the remainder of the forecast horizon. These duties are sensitive to potential trade

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 241

policy changes, which could introduce additional volatility in the revenue forecast.

Other excise taxes and duties are expected to increase to $13.2 billion in 2025-26, or by 0.8 per cent, as sluggish growth in motive fuels is expected to be offset by other components of the excise taxes, particularly Air Travellers Security Charge. Other excise taxes and duties revenues are projected to grow to $13.6 billion by 2029-30.

Other taxes include revenues from the two-pillar international tax reform, agreed to on October 2021 by the members of the OECD/G20. Revenues from these taxes are projected to be zero in 2025-26 due to the repeal of the Digital Services Tax and Underused Housing Tax, then grow to $2.1 billion by 2029-30. This primarily reflects the projected revenues from international tax reform that would ensure that multinational enterprises are subject to a minimum 15 per cent tax, no matter where their profits are earned.

Proceeds from the Pollution Pricing Framework

Proceeds from the federal pollution pricing framework are expected to be adjusted down from $13.6 billion in 2024-25 to $0.0 billion in 2025-26 and onwards as the fuel charge ceased to apply effective April 1, 2025. Direct fuel charge proceeds return mechanisms for Canadians, small- and medium-sized businesses, farmers, and Indigenous governments in provinces where the federal fuel charge applied are being wound down. The residual value indicates the amounts related to the Output-Based Pricing System.

Employment Insurance Premium Revenues

Employment Insurance (EI) premium revenues are forecasted to grow at 2.1 per cent in 2025-26, supported by strength in the labour force and insurable earnings. Over the remainder of forecast horizon, EI premium revenues are projected to grow at an average of 3.4 per cent annually, reflecting steady gains in insurable earnings. In the long term, strength in the upward trend is partially offset by lower projected growth of the labour force.

The EI premium rate is projected to be $1.63 per $100 of insurable earnings in 2027. The actual premium rate for 2027 will be set in the fall of 2026, incorporating the recommendation of the Canada Employment Insurance Commission based on projections provided by the Office of the Chief Actuary.

242 ANNEX 1

Other Revenues

Other revenues consist of three broad components:

●

Enterprise Crown corporation revenues are projected to increase by 40.3 per cent to $11.3 billion in 2025-26, largely reflecting higher expected net profits from the Bank of Canada. Over the remainder of the forecast horizon, growth is projected to average 16.9 per cent annually, driven by net profits of enterprise Crown corporations as well as interest revenues generated from the Government of Canada’s purchases of Canada Mortgage Bonds (CMBs). The government will ensure that the pace and volume of CMB purchases are aligned with market conditions.

●

Other program revenues are projected to decrease by 7.4 per cent to $31.8 billion in 2025-26. This is primarily driven by a decrease in interest and penalty revenue due to lower interest rates, and the waiving of interest and penalties as part of the tax relief and support provided to businesses in response to tariffs. Over the remainder of the forecast horizon, growth is projected to average 4.8 per cent annually.

●

Net foreign exchange revenues and return on investments, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies. They are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. Net foreign exchange revenues and return on investments are projected to decline in 2025-26, largely due to lower short-term interest rates. Higher returns over the remainder of the forecast horizon are primarily driven by growth in the level of international reserves and other loans and investments.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 243

Revenues from Canada’s Countermeasures

As of October 17, 2025, $6.7 billion in gross revenue has been assessed from Canada’s countermeasures in response to U.S. tariffs. This includes 25 per cent tariffs on $30 billion in goods imported from the U.S., 25 per cent tariffs on steel and aluminum products, and 25 per cent tariffs on vehicles.

A total of $3.0 billion in revenue has been remitted to mitigate the impact of the countermeasures on the Canadian economy. The net revenue assessed is $3.7 billion and remains subject to revision. As additional claims for remission are processed, the total amount of relief provided will increase, which will result in downward revisions to net revenue assessed. The figures in Chart A1.1 below detail the net revenue assessed as of October 17, 2025. The forecast for net revenues over the forecast horizon, including adjustments for product scope changes, anticipated remissions and other relief, is presented in Table A1.18, titled Policy Actions Since FES 2024.

Chart A1.1

Net Revenue Assessed from U.S Countermeasures

Note: Totals may not add due to rounding.

Effective September 1, 2025, in recognition of the U.S.’s approach to allow most Canadian goods to enter the U.S. tariff-free under CUSMA, Canada removed countermeasures put in place in March 2025 on most U.S. imports. This includes removing tariffs on $30 billion in goods that had been in place since March 4, 2025 and $14.2 billion in goods that had been in place since March 13, 2025.

Canada’s countermeasures on steel, aluminum and vehicles remain in effect.

244 ANNEX 1

Outlook for Expenses

Table A1.9 provides an overview of the projection for total expenses by major component.

Table A1.9

The Expense Outlook

billions of dollars

	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Major transfers to persons

Elderly benefits	80.3	83.1	88.8	94.5	99.4	104.3
Employment Insurance benefits	24.9	30.5	31.9	30.4	31.3	32.6
Canada Child Benefit	28.6	30.1	31.0	31.7	32.4	33.4
COVID-19 income support for workers	-2.2	0.0	0.0	0.0	0.0	0.0

Total	131.6	143.7	151.8	156.6	163.1	170.3

Major transfers to provinces, territories, and municipalities

Canada Health Transfer[1]	52.1	54.7	57.4	60.3	62.5	65.0
Canada Social Transfer	16.9	17.4	17.9	18.5	19.0	19.6
Equalization[1]	25.3	26.2	27.2	28.1	29.1	30.3
Territorial Formula Financing[1]	5.2	5.5	5.8	6.3	6.6	6.8
Health agreements with provinces and territories	4.3	4.3	4.3	3.1	2.5	2.5
Canada-wide early learning and child care	6.6	7.9	7.9	8.0	8.2	8.5
Canada Community-Building Fund	2.4	2.5	2.5	2.6	2.6	2.7
Other fiscal arrangements[2]	-7.6	-7.6	-8.0	-8.3	-8.7	-9.1

Total	105.1	110.8	115.0	118.5	121.9	126.3

Pollution pricing proceeds returned to Canadians	15.6	5.0	0.2	0.1	0.1	0.0

Direct program expenses

Other transfer payments	107.1	115.6	117.3	119.6	119.0	122.7
Other direct program expenses	130.5	150.2	144.0	143.2	145.7	148.9

Total	237.6	265.8	261.3	262.8	264.7	271.6

Total program expenses, excluding net actuarial losses	489.9	525.2	528.4	537.9	549.7	568.3

Public debt charges	53.4	55.6	60.0	66.2	71.4	76.1

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 245

	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Total expenses, excluding net actuarial losses	543.3	580.9	588.3	604.1	621.2	644.4

Net actuarial losses (gains)	4.0	5.0	0.2	0.7	-3.0	-4.5

Total expenses Percent of GDP	547.3	585.9	588.6	604.8	618.1	639.8

Major transfers to persons	4.3	4.5	4.6	4.6	4.6	4.6
Major transfers to provinces, territories, and municipalities	3.4	3.5	3.5	3.5	3.4	3.4
Direct program expenses	7.7	8.4	8.0	7.7	7.5	7.4
Total program expenses, excluding net actuarial losses	15.9	16.5	16.1	15.8	15.5	15.4
Total expenses	17.8	18.4	18.0	17.7	17.4	17.4

Note: Totals may not add due to rounding.

[1]	The Canada Health Transfer, Equalization and Territorial Formula Financing amounts for 2026-27 will be finalised in December 2025, in accordance with the Federal-Provincial Fiscal Arrangements Act.

[2]

Other fiscal arrangements include the Quebec Abatement (offsetting amounts to reflect the historical transfer of tax points and resulting reduction in federal tax collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; and payments for the transfer of Hibernia Net Profits Interest and Incidental Net Profits Interest net revenues to Newfoundland and Labrador.

Major Transfers to Persons

Major transfers to persons are expected to increase from $143.7 billion in 2025-26 to $170.3 billion in 2029-30:

●

Elderly benefits are projected to reach $83.1 billion in 2025-26, up 3.5 per cent. Over the remainder of the forecast horizon, elderly benefits are forecast to grow by 5.9 per cent on average annually. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed.

●

EI benefits are projected to increase by 22.6 per cent to reach $30.5 billion in 2025-26, largely reflecting a higher projected unemployment rate in 2026. EI benefits are expected to grow at an average of 1.7 per cent annually over the remainder of the forecast horizon.

●

Canada Child Benefit payments are projected to increase 5.2 per cent to $30.1 billion in 2025-26, largely reflecting the indexation of benefits to consumer price inflation. Payments are expected to grow at an average of 2.7 per cent annually over the remainder of the forecast horizon.

●	COVID-19 income support for workers were provided during the pandemic

246 ANNEX 1

through the Canada Emergency Response Benefit, Canada Recovery Benefits, and the Canada Worker Lockdown Benefit. These temporary programs are now closed, with projected amounts in 2024-25 mainly reflecting redeterminations of benefit overpayments.

Major Transfers to Provinces, Territories, and Municipalities

Major transfers to provinces, territories, and municipalities are expected to increase from $110.8 billion in 2025-26 to $126.3 billion in 2029-30:

●	The Canada Health Transfer (CHT) is projected to increase from $54.7 billion in 2025-26 to $65.0 billion in 2029-30, supported by the CHT growth guarantee of at least 5 per cent for five years (in effect from 2023-24 to 2027-28), after which it will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to grow by at least 3 per cent per year.

●	The Canada Social Transfer will increase from $17.4 billion in 2025-26 to $19.6 billion in 2029-30, reflecting legislated growth of 3 per cent per year.

●	Equalization payments are indexed to the three-year average of nominal GDP growth and are projected to grow 3.7 per cent annually, on average, from $26.2 billion in 2025-26 to $30.3 billion in 2029-30.

●	Territorial Formula Financing is projected to grow 5.6 per cent annually, on average, from 2025-26 to 2029-30 due to growth in provincial/local expenditures, which are major components of the formula.

●	Health agreements with provinces and territories are projected to remain at $4.3 billion in 2025-26 and 2026-27, reflecting $2.5 billion per year for tailored bilateral agreements, and $1.2 billion per year in transfers supporting home and community care and mental health and addictions services that expire after 2026-27. Another $600 million per year in transfers for long-term care expires after 2027-28.

●	Canada-wide early learning and child care transfer payments are expected to increase from $7.9 billion in 2025-26 to $8.5 billion in 2029-30, reflecting 3 per cent per year growth for four years starting in 2027-28 as announced in 2025. This also includes $625 million over four years, beginning in 2023-24, for the Early Learning and Child Care Infrastructure Fund.

●	Canada Community-Building Fund payments, which are indexed at 2 per cent per year with increases applied in $100 million increments, are expected to grow from $2.5 billion in 2025-26 to $2.7 billion in 2029-30.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 247

●	Other fiscal arrangements are projected to reduce transfers by $7.6 billion in 2025-26 increasing to $9.1 billion by 2029-30 due to the Quebec Abatement. This reflects the value of the historical transfer of tax points to Quebec in the 1960s and 1970s, which results in a commensurate reduction in cash transfers to the province.

Pollution Pricing Proceeds Returned to Canadians

The government removed the federal fuel charge effective April 1, 2025; the federal Output-Based Pricing System remains in place. All direct proceeds from the federal pollution pricing system are returned over time in the province or territory where they were collected.

As a result, fuel charge proceeds return mechanisms for Canadians, small- and medium-sized businesses, farmers, and Indigenous governments in provinces where the fuel charge applied are being wound down, with proceeds returned projected to fall from $15.6 billion in 2024-25 to $5.0 billion in 2025-26. Amounts in 2026-27 and beyond reflect the maintenance of the federal Output-Based Pricing System only.

Direct Program Expenses

Direct program expenses consist of other transfer payments administered by departments, and other direct program expenses. Growth in direct program expenses from 2025-26 to 2029-30 is expected to average below 1 per cent, compared to 8 per cent in the past decade, taking into account planned expenditure reduction actions including the Comprehensive Expenditure Review. Some expenses such as for Indigenous claims and contingent liabilities can impact either other transfer payments or other direct program expenses.

Other transfer payments administered by departments are projected to increase from $115.6 billion in 2025-26 to $122.7 billion in 2029-30. Projected growth reflects much of the programming identified under the capital budgeting framework in Annex 2, such as support for electric vehicle battery manufacturing, clean economy investment tax credits, and the Investing in Canada Infrastructure Program.

Other direct program expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations, as well as an allowance for doubtful accounts on taxes receivable. These expenses are forecasted to decrease from $150.2 billion in 2025-26 to $143.2 billion in 2027-28, from the phase-in of savings under the Comprehensive Expenditure Review

248 ANNEX 1

beginning in 2026-27, as well as from provisioning for contingent liabilities being higher in 2025-26 than in later years. Gradual growth in later years reflects investments identified in the capital budgeting framework in Annex 2, including capital amortisation expense and expenses of the Canadian Infrastructure Bank; and rebuilding, rearming, and reinvesting in the Canadian Armed Forces.

Public Debt Charges

Public debt charges are expected to increase from $55.6 billion in 2025-26 to $76.1 billion in 2029-30 due to projected increases in the stock of debt and higher interest rates. As a share of GDP, public debt charges are projected to rise from 1.8 per cent in 2025-26 to 2.1 per cent in 2029-30.

Net Actuarial Losses

Net actuarial losses, which represent changes in the value of the government’s obligations for pensions and other employee future benefits, are expected to decline over most years of the forecast horizon, from a projected loss of $5.0 billion in 2025-26 to a projected net gain of $4.5 billion in 2029-30, reflecting higher expected interest rates used to measure the present value of the obligations. The forecast of these net actuarial losses, including gains in the outer years of the forecast horizon, is volatile and sensitive to projections of future interest rates. To isolate these measurement impacts from underlying trends in government spending, expenses in Table A1.9 and the budgetary balance in Table A1.7 are shown before and after net actuarial losses.

Update on Contingent Liabilities

Consistent with Canadian public sector accounting standards, the government records a contingent liability when the probability of a future payment is considered likely and the amount can be reasonably estimated. Provisions for contingent liabilities are continuously reviewed and refined in light of new information and changing circumstances. Each year previously recognised contingent liabilities may be reduced or extinguished through payments, while new obligations or revaluations are recorded to reflect updated estimates. The resulting balance represents the stock of outstanding contingent liabilities. Changes in provisions due to revisions in estimates or the addition of new obligations are reflected in direct program expenses in the budget.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 249

The majority of the government’s contingent liabilities are associated with active alternative dispute resolution processes and pending or potential litigation. As shown in Chart A1.2, total recorded contingent liabilities increased from $13 billion in 2015-16, to a projected $55 billion in 2024-25, net of settlements reached. This increase reflects, in part, the government’s efforts to work with Indigenous partners to address past injustices and accelerate the resolution of litigation and the implementation of negotiated settlements to support reconciliation in Canada. Recording a contingent liability in compliance with accounting standards ensures that the fiscal framework is provisioned to deliver on this important priority.

Chart A1.2

Annual Stock of Contingent Liabilities from 2015-16 to 2024-25

Source: Government of Canada Public Accounts.

Increases in contingent liabilities in recent years have contributed to growth in direct program expenses, and variance between projections and year-end results. There can be considerable uncertainty in forecasting what contingent liabilities will eventually be recorded under accounting standards, which are estimates based on the best available information at the time of closing of the Public Accounts. The amounts recorded reflect assumptions about the outcomes of negotiations, cases and claims, as well as methodologies for calculating damages and settlements. Actions are underway to manage this uncertainty through improved visibility and oversight on large areas of contingent liabilities, such as Indigenous-related claims process. In addition, experts are also being engaged on how to improve public communication of contingent liabilities.

250 ANNEX 1

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming into the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid.

Table A1.10 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortisation of non-financial assets. They also include the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. An increase in a liability or decrease in an asset represents a financial source, whereas a decrease in a liability or increase in an asset represents a financial requirement. The sum of the budgetary balance and changes in asset and liability balances reflected under non-budgetary transactions is equal to the government’s net source of (+), or requirement for (-), cash.

Table A1.10

The Budgetary Balance, Non-Budgetary Transactions, and Financial Source/Requirement

billions of dollars
	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Budgetary balance	-36.3	-78.3	-65.4	-63.5	-57.9	-56.6

Non-budgetary transactions

Pensions and other accounts	9.1	20.4	3.8	3.2	-1.8	-3.4
Non-financial assets	-10.5	-6.2	-14.1	-20.6	-21.1	-18.2
Loans, investments, and advances
Enterprise Crown corporations	-61.1	-66.1	-47.5	-48.0	-49.3	-31.4
Other	-6.6	-6.7	-10.0	-3.4	-4.8	-6.5

Total	-67.7	-72.8	-57.6	-51.3	-54.1	-37.9
Other transactions
Accounts payable, receivable, accruals, and allowances	-14.6	-3.1	-10.5	-7.8	-6.3	-6.1
Foreign exchange activities and derivatives	-10.0	2.2	-5.3	-5.0	-5.0	-4.9

Total	-24.6	-0.9	-15.8	-12.8	-11.2	-11.0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 251

	Projection
	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Total non-budgetary transactions	-93.7	-59.5	-83.6	-81.5	-88.2	-70.5

Financial source (requirement)	-130.0	-137.9	-149.0	-145.0	-146.1	-127.0

As shown in Table A1.10, a financial requirement is projected in each year over the forecast horizon, reflecting financial requirements associated with the projected budgetary deficits, as well as forecast requirements from non-budgetary activities.

A financial source is projected for pensions and other accounts for the earlier years of the forecast horizon, followed by projected requirements in the later years. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. A financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance, such as the amortisation of net actuarial losses and the accrual of future benefits earned by employees during the year, and actual cash outflows for benefit payments.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortisation of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected in each year over the forecast horizon, reflecting forecast net growth in non-financial assets.

Loans, investments, and advances include the government’s equity in enterprise Crown corporations, including Canada Mortgage and Housing Corporation (CMHC), Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada, loans to enterprise Crown corporations to finance their activities, and the up-to $30 billion in annual purchases of Canada Mortgage Bonds issued by CMHC. They also include loans, investments, and advances to national and provincial governments and international organisations, and under government programs.

In general, loans, investments, and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with

252 ANNEX 1

these borrowing requirements. These revenues are reflected in the budgetary balance projections.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities and derivatives. Projected net cash requirements for other transactions over the forecast horizon mainly reflect changes in accounts payable and accounts receivable and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

Economic Scenarios Analysis

As a trading nation, Canada depends on exports for roughly one-third of GDP. Our prosperity is closely tied to global demand. However, large increases in U.S. tariffs and the resulting trade uncertainty are weakening Canada’s economy. Tariffs reduce global demand for goods and services, disrupt supply chains, and constrain the global economy’s productive potential. More directly, tariffs on Canadian steel, aluminum, autos, copper, softwood lumber, and wood products are putting Canadian jobs and businesses at risk.

The Canadian economy has already felt the impact. Real GDP rose at an annualised pace of 0.2 per cent in the first half of 2025. While growth is projected to pick up in the second half of this year, the pace is expected to remain modest, according to forecasters in the August private sector survey.

Canada retains strong economic fundamentals and the capacity to rebound from short-term shocks. Yet the current trade environment imposes persistent drags on the Canadian economy. Business investment, in particular, is highly sensitive to clarity about future conditions. Ongoing uncertainty about trade policy and demand prospects may prompt businesses to continue delaying or scaling back investment plans.

Lower investment has lasting consequences, reducing Canada’s growth potential and productivity over the medium term. Consequently, the medium-term economic performance depends, in no small part, on coordinated action by Canadian governments and private sector actors to sustain economic demand—both domestically and abroad.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 253

To facilitate prudent economic and fiscal planning around these risks and to further stress-test the August private sector survey forecast, the Department of Finance has developed downside and upside scenarios of Canada’s economic outlook (Table A1.11).

Downside Scenario

In the August survey, forecasters assumed that trade uncertainty will remain elevated in the near term but largely dissipates by 2027. In contrast, in the downside scenario, trade uncertainty persists beyond 2026. This uncertainty may arise for many reasons. For example, it could stem from escalating geopolitical tensions and still ambiguous U.S. tariff plans—broad-based, sectoral, or country-specific—combined with challenges in concluding new agreements.

Beyond directly discouraging business investment—which lowers the economy’s productive capacity—persistent uncertainty in this scenario also has indirect effects on the Canadian economy. Uncertain economic conditions lead firms to maintain precautionary financial buffers, resulting in reduced hiring. Similarly, cautious consumers delay major purchases to protect their finances and increase their saving buffers. Against a backdrop of a weakened global economy and trade environment, Canadian exports face lower demand, while commodity prices and financial asset values fall. Together, these factors contribute to a lower level of real GDP compared to the August survey forecast.

Canadian households and businesses must also cope with a tariff environment not seen in decades. The downside scenario incorporates greater challenges in adjusting to U.S. tariffs. For example, manufacturers may need to restructure supply chains, and exporters may need to find new buyers. These shifts come with adjustment costs, while higher tariffs limit future efficiency gains from trade and cross-border cooperation. As a result, the Canadian economy becomes less efficient, with cost pressures for producers and consumers and weaker business activity. Reflecting these challenges, Canadian productivity is lower than projected in the survey forecast.

254 ANNEX 1

Combining the trade uncertainty impacts and lower productivity, the downside scenario embeds a protracted period of slower economic growth and higher unemployment. On average, the level of Canadian nominal GDP is about $51 billion per year below the August survey forecast from 2025 to 2029.

●

The Canadian economy contracts in the third quarter of 2025, with activity stalling in the fourth quarter, and remains sluggish throughout 2026 and 2027. On an annual basis, real GDP growth is 1.0 per cent in 2025, 0.6 per cent in 2026, and 1.4 per cent in 2027. This compares to 1.1 per cent, 1.2 per cent, and 2.0 per cent for 2025, 2026, and 2027 in the August survey. By the end of 2029, the level of real GDP is about 1.0 per cent and 2.7 per cent lower than the forecast levels in the August survey and FES 2024, respectively.

●

Weaker economic activity induces businesses to slow hiring and lay off workers, pushing the unemployment rate higher. The unemployment rate remains elevated and above August survey expectations throughout the forecast horizon. The unemployment rate peaks at 7.4 per cent in the fourth quarter of 2025, followed by an average of 7.2 per cent in 2026 and 6.8 per cent in 2027, compared to 6.8 per cent in 2026 and 6.4 per cent in 2027 in the survey.

●

As a result of weaker economic activity, CPI inflation is lower than in the August survey, at 1.9 per cent in 2026 and 1.7 per cent in 2027, versus 2.0 per cent in both years. Typically, in a context of reduced economic demand, the reduction in CPI inflation would be greater than is modelled in the downside scenario. However, the downside scenario also accounts for a reduction in potential output—arising from reduced capital investment and lower productivity—which offsets part of the downward pressure on inflation.

●

In response to these developments, short-term interest rates remain lower than the survey forecast throughout the forecast horizon. On average, in 2026 and 2027, the 3-month treasury bill rate is at 1.9 per cent and 1.7 per cent respectively, lower than the survey forecast of 2.3 per cent and 2.5 per cent, respectively.

●

GDP inflation is significantly lower as Canada sees a decline in terms of trade due to lower commodity prices and reduced CPI inflation. GDP inflation is 1.4 per cent in 2026 and 2027 versus 1.8 per cent and 2.0 per cent in the August survey.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 255

Upside Scenario

In the upside scenario, trade policy uncertainty—both at home and abroad—eases more quickly than anticipated. At home, efforts to streamline internal trade, bolster competition, and build relationships with global partners help to generate more predictable demand for Canadian goods. Abroad, the U.S. reaches new trade agreements with key partners, and global trade tensions begin to subside by late 2025. This more stable trade backdrop supports stronger investment, higher trade flows, and improved economic confidence worldwide.

Additionally, to reflect the ongoing government-wide effort to create a more competitive environment, streamline regulatory processes, and make structural reforms that remove barriers to productivity and investment, the upside scenario illustrates how even modest improvements in productivity—measuring how efficiently labour and capital are combined to produce goods and services—can meaningfully expand Canada’s economic capacity and enhance long-term resilience. This higher productivity makes Canadian goods and services more competitive both domestically and internationally, drives private sector investment, and creates opportunities to deliver major nation-building projects faster and better, thereby raising Canadian incomes.

Overall, a faster normalisation of trade policy uncertainty mainly boosts aggregate demand, while expanded productive capacity through structural policies lifts Canada’s overall economic trajectory. On average, the level of nominal GDP is $25 billion higher on average per year from 2025 to 2029 relative to the August survey forecast.

●

Real GDP growth accelerates, reaching 1.2 per cent in 2025, 1.6 per cent in 2026, and 2.3 per cent in 2027, compared to 1.1 per cent, 1.2 per cent, and 2.0 per cent, respectively, in the August survey. Reflecting the compounding effects of improved productivity, by the end of 2029, the level of real GDP is about 0.7 per cent higher than in the August survey, although it remains 1.1 per cent lower than forecast in FES 2024.

●

Stronger economic growth is reflected in higher job creation and greater labour force participation. The unemployment rate declines more rapidly than in the August survey, averaging 6.7 per cent in 2026 and 6.2 per cent in 2027, compared to 6.8 per cent and 6.4 per cent in the survey.

256 ANNEX 1

●

Upward price pressures increase as stronger aggregate demand takes hold. However, these are largely offset by productivity gains that expand domestic supply, keeping inflation broadly contained. As a result, CPI inflation is 2.1 per cent in 2026 and 2.0 per cent in 2027, versus 2.0 per cent projected in the August survey for both years.

●

In response to these developments, short-term interest rates are only slightly higher than the survey forecast, at 2.4 per cent in 2026 and 2.6 per cent in 2027 compared to 2.3 per cent and 2.5 per cent in the survey.

●	With modestly higher commodity prices and CPI inflation, GDP inflation averages 2.1 per cent in 2026 and 2027, above the survey forecast of 1.8 per cent and 2.0 per cent, respectively.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 257

Table A1.11

Department of Finance Economic Scenarios

per cent, unless otherwise indicated

						2025-

	2025	2026	2027	2028	2029	2029

Real GDP growth[1]

Budget 2025	1.1	1.2	2.0	1.9	2.0	1.6

Downside Scenario	1.0	0.6	1.4	1.9	2.1	1.4

Upside Scenario	1.2	1.6	2.3	2.0	2.0	1.8

GDP inflation[1]

Budget 2025	2.4	1.8	2.0	2.0	2.0	2.0

Downside Scenario	2.4	1.4	1.4	2.1	2.3	1.9

Upside Scenario	2.4	2.1	2.1	1.8	1.8	2.0

Nominal GDP growth[1]

Budget 2025	3.5	3.0	4.1	4.0	4.0	3.7

Downside Scenario	3.4	2.1	2.8	4.0	4.5	3.4

Upside Scenario	3.6	3.7	4.4	3.8	3.8	3.9

Nominal GDP level (billions of dollars) [1]

Budget 2025	3,180	3,276	3,409	3,545	3,686

Downside Scenario	3,176	3,241	3,333	3,468	3,623

Upside Scenario	3,183	3,301	3,446	3,577	3,714

Difference between Budget 2025 and Downside Scenario	-4	-35	-76	-77	-63	-51

Difference between Budget 2025 and Upside Scenario	3	25	37	32	28	25

3-month treasury bill rate

Budget 2025	2.6	2.3	2.5	2.6	2.6	2.5

Downside Scenario	2.6	1.9	1.7	1.8	2.1	2.0

Upside Scenario	2.6	2.4	2.6	2.6	2.6	2.6

Unemployment rate

Budget 2025	7.0	6.8	6.4	6.1	6.0	6.4

Downside Scenario	7.0	7.2	6.8	6.6	6.4	6.8

Upside Scenario	7.0	6.7	6.2	5.9	5.8	6.3

Consumer Price Index inflation

Budget 2025	2.1	2.0	2.0	2.0	2.0	2.0

Downside Scenario	2.1	1.9	1.7	1.8	2.0	1.9

Upside Scenario	2.1	2.1	2.0	2.0	1.9	2.0

West Texas Intermediate crude oil price ($US per barrel)

Budget 2025	66	65	67	69	71	68

Downside Scenario	66	61	60	64	69	64

Upside Scenario	67	68	69	70	72	69

 Notes: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

258 ANNEX 1

[1]	Forecasts have been restated to reflect historical revisions in the Canadian System of National Accounts published along with the National Accounts for the second quarter of 2025 on August 29, 2025.

Sources: Statistics Canada; Department of Finance August 2025 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the second quarter of 2025 released on August 29, 2025; Department of Finance Canada calculations.

Fiscal Impacts of Economic Scenarios

The potential impact of the economic scenarios on the projected federal deficit and federal debt to-GDP ratio is shown in Chart A1.3 and A1.4 below.

Chart A1.3 – Federal Deficit in Economic Scenarios Source: Department of Finance Canada.	Chart A1.4 – Federal Debt-to-GDP Ratio in Economic Scenarios Source: Department of Finance Canada.

Downside Scenario Fiscal Impact

In the downside scenario, the deficit would increase by about $9.2 billion annually, on average, over the planning horizon. The weakened outlook for nominal GDP would entail weaker tax revenue, and lower interest rates would result in lower revenues from the government’s interest-bearing assets, and interest and penalty revenue on tax debt. Overall revenues are projected to be lower by $10.4 billion, per year. Total expenses would decrease by an average of $1.2 billion per year over the horizon, primarily driven by reduced public debt charges from lower interest rates and reductions in GDP-indexed transfers, partially offset by higher pension and benefit obligation valuations from lower interest rates.

As a result of the higher deficits and weaker nominal GDP growth, the federal debt-to-GDP ratio would be expected to rise to 45.3 per cent by 2028-29 and fall to 45.2 per cent by 2029-30.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 259

Upside Scenario Fiscal Impact

In the upside scenario, the deficit would improve by about $5.0 billion annually, on average, over the planning horizon. Stronger nominal GDP results in higher income tax revenues. Overall, revenues are projected to be $5.0 billion higher annually, on average, in this scenario. Total expenses would be unchanged, on average, with higher public debt charges and major transfers offset by lower pension and benefit obligation valuations from higher interest rates.

As a result of the lower deficits and stronger nominal GDP, the federal debt-to-GDP ratio would stabilise near-term and fall more rapidly from 2026-27, reaching 42.2 by 2029-30.

Long-Term Debt Projections

Keeping the federal debt-to-GDP ratio on a downward path over the long term will help ensure that future generations are not overburdened with debt and that sufficient fiscal room remains to address emerging fiscal pressures, challenges, and risks.

Building on the Budget 2025 forecasts, baseline long-term fiscal projections continue to show the federal debt-to-GDP ratio declining over the long-term projection horizon (Chart A1.5). This conclusion is held under the downside scenario described in the preceding section that leads to higher deficits and federal debt-to-GDP ratios over the budget planning horizon.

Chart A1.5 – Long-Term Federal Debt Projections

Note: The downside and upside scenarios, discussed in detail in the preceding section, are extended beyond the budget planning horizon to illustrate the long-term impact of a less and a more positive medium-term economic performance. Sources: Statistics Canada; Department of Finance Canada.

260 ANNEX 1

As with any projection that extends over several decades, the long-term debt-to-GDP ratio projections presented in Budget 2025 are subject to a high degree of uncertainty and are sensitive to assumptions. They should not be viewed as predictions of the future, but instead as modelling scenarios based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies. It is important to note that these projections do not fully reflect positive impacts that can be expected to result from recent and future economic policies. Some future fiscal pressures are also not accounted for in this baseline projection, including, among others, from recessions, additional defence spending, population aging, climate change, and the transition to net-zero emissions.

To form the long-term economic projections, the medium-term (2025 to 2029) economic forecasts presented in Budget 2025 are extended to 2055 using the Department of Finance Canada’s long-term economic projection model. In this model, annual real GDP growth depends on labour productivity growth (0.8 per cent per year), which is calibrated over its 2000-2024 historical average, and labour supply growth (average of 0.6 per cent per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.5 per cent per year from 2030 to 2055 (Table A1.12).

Table A1.12

GDP Growth Projection, Baseline Scenario, Average Annual Growth Rates

per cent, unless otherwise indicated

	2000–2024	2025–2029	2030–2055

Real GDP growth	2.1	1.6	1.5

Contributions of (percentage points):

Labour supply growth	1.3	0.6	0.6

Working-age population	1.4	1.0	0.8

Labour force participation	0.0	-0.3	-0.1

Unemployment rate	0.1	0.1	0.0

Average hours worked	-0.2	-0.3	-0.1

Labour productivity growth	0.8	1.0	0.8

Nominal GDP growth	4.6	3.7	3.5

Note: Contributions may not add up due to rounding.

Sources: Statistics Canada; Department of Finance August 2025 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the second quarter of 2025 released on August 29, 2025; Department of Finance Canada calculations.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 261

The long-term federal debt projections are developed through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2030-31 through 2055-56 are the following:

●

All tax revenues as well as a direct program expenses grow broadly with nominal GDP, with the exception of a number of programs that will no longer be available after a certain date, such as the Clean Electricity, Clean Technology, and Clean Hydrogen investment tax credits, which are incorporated based on their projected costs.

●

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining major transfers to provinces, territories, and municipalities grow according to their respective factors, such as nominal GDP, the respective populations, inflation, and current legislation or agreements.

●

Elderly benefits and Canada Child Benefit payments grow in line with the respective populations and are indexed to inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

●	The effective interest rate on federal market debt is assumed, under the baseline scenario, to gradually increase from about 3.1 per cent in 2029–30 to 3.5 per cent by 2055-56.

Sensitivity analysis illustrates the impact of changes to key assumptions on the deficit-to-GDP and federal debt-to-GDP ratios at the end of the long-term projection horizon (Tables A1.13 and A1.14).

262 ANNEX 1

Table A1.13

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low

Demographic:

Fertility rate (average births per woman)	1.3 births	+0.5 births	-0.5 births

Immigration (per cent of population)	0.9	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	23 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	63.3	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked (hours)	32.5	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	6.0	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	0.8	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.3	+1.0 p.p.	-1.0 p.p.

Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2030 except for changes in life expectancy, which are gradually applied over the projection horizon.
[2]	Baseline shown as the average over the period 2030 to 2055.

Table A1.14

Budgetary Balance and Debt in 2055–56 Under Alternative Assumptions

per cent of GDP

	Baseline		High		Low
	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt

Demographic:

Fertility rate	-0.9	37.2	-1.1	40.5	-0.6	33.8

Immigration	-0.9	37.2	-0.4	30.6	-1.4	45.2

Life expectancy at 65	-0.9	37.2	-1.2	40.3	-0.6	34.6

Economic:

Total labour force	-0.9	37.2	-0.6	32.5	-1.2	42.8

ffffparticipation rate

Average weekly hours worked	-0.9	37.2	-0.6	32.6	-1.2	42.6

Unemployment rate	-0.9	37.2	-1.0	38.9	-0.8	35.6

Labour productivity	-0.9	37.2	-0.4	30.9	-1.4	44.2

Interest rates	-0.9	37.2	-1.8	48.5	-0.2	28.0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 263

Supplementary Information

Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections of revenues and expenses. The following tables illustrate the sensitivity of the projected budgetary balance to the following economic shocks relative to Budget 2025 projections:

●	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

●	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

●	A sustained 100-basis-point increase in all interest rates.

These sensitivities are estimates that assume any decrease in economic activity is proportional across income and expenditure components and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994 and is separate from the upside and downside scenarios presented earlier in this annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g., GDP inflation and CPI inflation may have different responses to a given shock). Aligned with presentation throughout Budget 2025, the fiscal sensitivities are based on a 4-year time horizon.

264 ANNEX 1

Table A1.15

Estimated Impact of a 1-Year, 1-Percentage-Point Decrease in Real GDP Growth on

 Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 4

Federal revenues

Tax revenues

Personal income tax	-3.0	-3.1	-3.3

Corporate income tax	-0.8	-1.0	-1.1

Goods and Services Tax	-0.5	-0.5	-0.6

Other	-0.2	-0.2	-0.2

Total tax revenues	-4.5	-4.8	-5.2

Employment Insurance premiums	0.2	1.0	1.0

Other revenues	-0.1	-0.1	-0.2

Total budgetary revenues	-4.4	-3.9	-4.4

Federal expenses

Major transfers to persons

Elderly benefits	0.0	0.0	0.0

Employment Insurance benefits	1.1	1.1	1.2

Canada Child Benefit	0.0	0.1	0.2

Total major transfers to persons	1.1	1.3	1.4

Other program expenses	-0.2	0.0	-0.5

Public debt charges	0.1	0.2	0.6

Total expenses	1.0	1.5	1.4

Budgetary balance	-5.4	-5.4	-5.9

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $5.4 billion in the first year, $5.4 billion in the second year, and $5.9 billion in the fourth year (Table A1.15).

●

Tax revenues from all sources fall by a total of $4.4 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease because of lower consumer spending associated with the fall in employment and personal income.

●

EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 265

●

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses, like Equalization, as the decline in real GDP is reflected in nominal GDP, to which these payments are indexed.

Table A1.16

Estimated Impact of a 1-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 4

Federal revenues

Tax revenues

Personal income tax	-2.9	-2.7	-2.5

Corporate income tax	-0.8	-1.0	-1.1

Goods and Services Tax	-0.5	-0.6	-0.6

Other	-0.2	-0.2	-0.2

Total tax revenues	-4.5	-4.5	-4.4

Employment Insurance premiums	0.0	-0.1	-0.2

Other revenues	-0.2	-0.2	-0.2

Total budgetary revenues	-4.7	-4.7	-4.9

Federal expenses

Major transfers to persons

Elderly benefits	-0.6	-1.0	-1.1

Employment Insurance benefits	-0.1	-0.2	-0.3

Canada Child Benefit	0.0	-0.2	-0.3

Total major transfers to persons	-0.7	-1.3	-1.7

Other program expenses	-1.0	-0.9	-2.3

Public debt charges	-0.7	0.1	0.1

Total expenses	-2.4	-2.1	-3.9

Budgetary balance	-2.3	-2.6	-1.0

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components, resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation), lowers the budgetary balance by $2.3 billion in the first year, $2.6 billion in the second year, and $1.0 billion in the fourth year (Table A1.16).

●

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real GDP shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

266 ANNEX 1

●	EI premium revenues decrease in response to lower earnings.

●	Other revenues decline slightly as lower growth in tax revenue results in slightly lower interest and penalty revenue, and lower prices lead to lower revenues from the sales of goods and services.

●

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to CPI inflation, such as elderly benefit payments, which put downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in nominal GDP, such as Equalization.

●	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds.

Table A1.17

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 4

Federal revenues	2.5	3.8	6.0

Federal expenses	7.5	10.1	13.8

Budgetary balance	-4.9	-6.3	-7.9

A 1 per cent increase in interest rates decreases the budgetary balance by $4.9 billion in the first year, $6.3 billion in the second year, and $7.9 billion in the fourth year (Table A1.17). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

It is important to note that interest rates also directly affect other government revenues and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realise some offsetting benefits, including:

●	Higher revenues from the government’s interest-bearing assets, and interest and penalty revenue on tax debt, which are recorded as part of other revenues;

●	Corresponding downward adjustments that reduce the valuations of public sector pensions and employee benefits obligations, which are not

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 267

incorporated in the table above; and,

●	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

Policy Actions Taken Since the 2024 Fall Economic Statement

To ensure transparency, Table A1.18 lists all policy actions taken since the 2024 Fall Economic Statement to ensure that Canadians are continually well-served by the programs they rely on and that government operations carry on efficiently.

Table A1.18

Policy Actions Since FES 2024

millions of dollars

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Tax Fairness		4,015	3,989	4,814	5,423	5,969	6,419

Canada Carbon Rebate for Small Businesses: Taxability[2]	—	0	13	26	0	0	0

Cancelling the Proposed Capital Gains Tax Increase and Related Measures[3]	—	1,600	3,100	3,825	4,540	5,060	5,510

Repeal of the Digital Services Tax[2]	—	2,300	900	900	900	900	900

Extending the Mineral Exploration Tax Credit2,*	—	0	80	55	-25	0	0

Renewing the Community Volunteer Income Tax Program Grant	CRA	0	7	0	0	0	0

Charitable Donation Deadline Extension[2]	—	115	-115	0	0	0	0

Changes to Automobile Deduction Limits[2]	—	0	4	8	8	9	9

Energy, Transport, Environment and Infrastructure		23	807	850	1,196	1,124	784

Supporting Core Activities at the Canada Energy Regulator	CER	0	9	0	0	0	0
Less: Costs to be Recovered		0	-9	0	0	0	0

Support for the Hudson Bay Railway and Port of Churchill2,*	TC, PrairiesCan	0	36	36	36	36	36

268 ANNEX 1

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Less: Funds Previously Provisioned in the Fiscal Framework		0	-22	-22	0	0	0

Co-Development Funding for High-Speed Rail2,*		151	640	747	1,073	1,013	730

Less: Funds Previously Provisioned in the Fiscal Framework	Multiple[4]	0	-79	-53	-53	-53	-53

Less: Funds Sourced From Existing Departmental Resources		-128	0	0	0	0	0

Cutting Transportation Costs in Atlantic Canada[2]	TC, MAI	0	107	116	121	128	72

Renewing the Trade and Transportation Information System	TC	0	5	0	0	0	0

Defending the Canadian Softwood Lumber Industry	GAC	0	31	0	0	0	0

Securing Market Access for Agri-food and Seafood Products[2]	CFIA	0	6	0	0	0	0

Renewing the Fish and Fish Habitat Protection Program2,*	DFO	0	84	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources		0	-12	0	0	0	0

Funding for the Northern Projects Management Office	CanNor	0	1	0	0	0	0

Building the Yukon Gathering Place2,*	CanNor	0	10	27	19	0	0

Funding for the Seaway International Bridge Corporation	TC	0	1	0	0	0	0

Supporting Housing Enabling Infrastructure and Flood Protection near Toronto’s Waterfront2,*	HICC	0	99	102	95	67	70
Less: Funds Previously Provisioned in the Fiscal Framework		0	-99	-102	-95	-67	-70

National Security and Defence		262	172	120	-148	-368	-284

Increasing Canada’s Military Presence in the North2,*	DND	0	93	112	119	123	127
Less: Funds Sourced From Existing Departmental Resources		0	-31	-32	-32	-32	-33

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 269

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Construction of River-class Destroyers2,*	DND	181	151	87	117	121	295
Less: Funds Previously Provisioned in the Fiscal Framework and Sourced From Existing Departmental Resources		-111	-303	-206	-341	-399	-544

Construction of Polar Icebreakers[2]	DND[5]	1	25	4	4	4	4
Less: Funds Previously Provisioned in the Fiscal Framework		-1	-1	-1	-1	-1	-1

Continuing Emergency Towing Vessel Services on Canada’s West Coast	DND[5]	0	27	15	0	0	0
Less: Funds Sourced From Existing Departmental Resources		0	-15	0	0	0	0

Canadian Coast Guard Spot Chartering Initiative	DND[5]	0	5	5	5	5	0

Future Fighter Capability Project2,*	DND	200	265	374	401	585	939
Less: Funds Sourced From Existing Departmental Resources		-12	-134	-249	-390	-744	-1,062

Air Fleet Renewal and Modernisation*		0	0	9	26	30	39

Less: Funds Sourced From Existing Departmental Resources and Other Revenue	RCMP	0	-2	-20	-66	-70	-58

Increasing Capacity to Protect Against Threats to the Electoral Process[2]	Elections	0	5	10	10	10	10
Less: Reduction in Statutory Authority		0	-1	-1	-1	-1	-1

Safeguarding Canada’s 45th General Election[2]	PCO, GAC	1	58	0	0	0	0

Upholding National Security and Intelligence Oversight	Multiple[6]	0	13	0	0	0	0

Supporting Canadians’ Privacy Rights[2]	OPC	0	3	0	0	0	0

Supporting Canada’s National Cyber Security Strategy[2]	PS, CSE	4	14	14	2	2	2

270 ANNEX 1

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Canada in the World		101	172	-4	-18	-37	-27

Evacuation of Canadians from Lebanon and Haiti	Multiple[7]	66	0	0	0	0	0

Support for ongoing and worsening crises in the Middle East, Yemen, Sudan and the Democratic Republic of Congo[8]	GAC	190	0	0	0	0	0
Less: Funds Sourced from the International Assistance Envelope Crisis Pool Resources		-190	0	0	0	0	0

Administering the Criminal Code Authorisation Regime for Humanitarian Assistance	PS, RCMP, GAC 0	0	8	8	0	0	0
Less: Funds Sourced From Existing Departmental Resources		0	-2	-2	0	0	0

China Surtax Remission Order (2024)[2,9]	—	5	178	1	0	0	0

Steel Goods and Aluminum Goods Surtax Order[2,9]	—	0	-27	-41	-41	-41	-41

Securing the G7 Summit2,*	RCMP	45	1	1	1	1	0
Less: Funds Sourced From Existing Departmental Resources		-15	0	0	0	0	0

G7 Deliverables2,*	Multiple[10]	0	59	111	37	14	23
Less: Funds Sourced from the International Assistance Envelope Strategic Priorities Fund		0	-44	-81	-15	-11	-10

Public Safety		182	105	40	3	3	3

Jasper Wildfire Response and Rebuilding Jasper National Park2,*	PC	133	43	27	3	3	3

Employment Insurance Support for Workers Affected by Wildfires[2]	ESDC	2	3	1	0	0	0

Recognising the Service of First Responders	PS	0	29	0	0	0	0

Enhancing Public Safety in Canada’s Capital	PS	0	3	0	0	0	0

Addressing Drug Impaired Driving*	PS, RCMP, CBSA	0	9	0	0	0	0

Supporting Federal Correctional Institutions	CSC	47	0	0	0	0	0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 271

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Supporting Canada’s Independent Safe Sport Program	PCH	0	4	0	0	0	0

Strengthening Canadians’ Resilience against Online Disinformation through the Digital Citizen Initiative[2]	PCH	0	15	13	0	0	0

Health, Immigration, Culture and Communities		22	2,563	627	368	524	784

Continued Efforts against African Swine Fever[2]	CBSA, CFIA	0	6	0	0	0	0

Renewal of Canada’s Response to Avian Influenza (H5N1)2,*	CFIA	0	27	0	0	0	0

Modernising Canada’s Biosecurity Oversight Framework	PHAC	0	0	8	8	7	7
Less: Funds Sourced From Existing Departmental Resources		0	0	-7	-7	-6	-6

Renewing Food Safety Programming[2]	CFIA, HC	0	16	0	0	0	0

Supporting Cannabis Regulation2,*	Multiple[11]	0	164	32	31	31	21
Less: Costs to be Recovered		0	-75	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework		0	-11	0	0	0	0

Supporting and Renewing Investments in Northern Food Security[2]	CIRNAC	20	35	0	0	0	0

Supporting Biometrics Collection and Canada’s Global Network of Visa Application Centres	IRCC	0	16	20	14	0	0
Less: Costs to be Recovered		0	-16	-20	-14	0	0

Stabilising the Temporary Foreign Worker Program[2]	ESDC	0	54	0	0	0	0

Temporary Lodging for Asylum Claimants[2]	IRCC	0	67	0	0	0	0

Healthcare Support for Asylum Claimants and Refugees	IRCC	0	598	411	0	0	0

Asylum System and Legal Aid Capacity	IRCC, CBSA, JUS	0	189	187	103	0	0

Supporting Federal Legal Capacity	JUS	0	40	0	0	0	0

272 ANNEX 1

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Inclusion, Diversity, Equity and Anti-Racism Secretariat	PCO	0	2	0	0	0	0

Equity, Diversity and Inclusion in Sport	PCH	0	8	0	0	0	0

Monitoring Canada’s Obligations Under the United Nations Convention on the Rights of Persons with Disabilities	CHRC	0	1	0	0	0	0

Supports for Kosher and Halal Practices in Red Meat Production[2]	AAFC, CFIA	2	16	16	2	2	2

Canada Strong Pass 2025[2]	Multiple[12]	0	96	0	0	0	0

Supporting the National Film Board*	NFB	0	4	0	0	0	0

Investing in CBC/Radio- Canada[2]	CBC	0	42	0	0	0	0

Maintaining Special Measures for Journalism	PCH	0	13	0	0	0	0

Supporting Canada’s National Museums*	Multiple[13]	0	12	0	0	0	0

Maintaining Access to Justice in the North	PPSC	0	8	0	0	0	0

Topping Up the Affordable Housing Fund*	CMHC	0	0	0	0	3	6
Less: Funds Previously Provisioned in the Fiscal Framework		0	-5	-6	-6	-7	-7

Extending Early Learning and Child Care Agreements[14]	ESDC	0	0	0	251	509	775

Extending Increases to Canada Student Grants and Loans[2]	ESDC	0	1,212	-19	-17	-16	-14

Creating More Work- Integrated Learning Opportunities for Post-Secondary Students[2]	ISED	0	6	3	1	0	0

Continuing Support for the Women Entrepreneurship Strategy[2]	ISED	0	39	0	0	0	0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 273

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Indigenous Reconciliation		773	2,489	208	52	54	54

Funding for First Nations Elementary and Secondary Education	ISC	0	155	0	0	0	0

Continued Implementation of An Act Respecting First Nations, Métis and Inuit Children, Youth and Families[2]	CIRNAC, ISC, JUS	0	219	195	47	48	48
Less: Funds Sourced From Existing Departmental Resources		0	-5	-6	-6	-6	-6

Continued Support for the Inuit Child First Initiative[2]	ISC	61	122	0	0	0	0

Continued Support for Jordan’s Principle[2]	ISC	0	1,033	0	0	0	0

Support for Emergency Management Response and Recovery Activities on Reserve[2]	ISC	706	111	0	0	0	0

Renewing Support for Flood Mapping on Reserve[2]	CIRNAC	0	6	0	0	0	0

Transferring Housing and Infrastructure Services to First Nations Communities[2]	ISC	0	21	0	0	0	0

Renewing Urban Programming for Indigenous Peoples[2]	ISC	0	34	0	0	0	0

Maintaining the Assisted Living Program for First Nations[2]	ISC	0	60	0	0	0	0

Renewing Support for the Indigenous Tourism Association of Canada[2]	ISC	0	1	0	0	0	0

Renewing the Indigenous Tourism Fund	ISED	0	6	0	0	0	0

Advancing Indigenous Data Sovereignty[2]	ISC	0	26	0	0	0	0

Redesigning the Additions to Reserve Policy[2]	CIRNAC, ISC	0	14	0	0	0	0

Ongoing Management of Indigenous Childhood Claims[2]	CIRNAC	0	8	7	0	0	0

274 ANNEX 1

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Renewing First Nations Negotiation Funding Support[2]	CIRNAC	0	5	0	0	0	0

Non-Insured Health Benefits[2]	ISC	0	665	0	0	0	0

Upholding Federal Obligations Under the Renewed Nunavut Land Claims Agreement Implementation Contract[2]	CIRNAC, CanNor	10	12	15	15	16	16
Less: Funds Previously Provisioned in the Fiscal Framework		-4	-4	-4	-4	-4	-4

Effective Government		166	2,380	1,762	198	-461	-489

Veterans Affairs Canada Adjustments for Non- Discretionary Cost Fluctuations[2]	VAC	1	43	42	42	42	42

Global Affairs Canada Adjustments for Non- Discretionary Cost Fluctuations	GAC	69	65	69	69	69	69

Renewing Funding for Regional Development Agencies*	ACOA, CED, PrairiesCan	0	0	153	153	153	153

Facilitate Major Projects Financing	FIN	0	0	2	2	2	2

Protecting Canadians Against Threats to Public Health[2]	PHAC	0	138	215	0	0	0

Support for the Office of the Public Sector Integrity Commissioner[2]	PSIC	0	1	1	1	1	1

Support for Cape Breton Operations in Managing Legacy Liabilities[2]	PSPC	0	5	1	4	4	4

2024-25 Adjustment to the Grant for the Canada-Quebec Accord on Immigration[2]	IRCC	92	0	0	0	0	0

Price and Volume Protection for Federal Real Property[2]	PSPC	0	73	73	0	0	0

Administering Proactive Pay Equity across the Federal Government[2]	TBS	0	4	0	0	0	0

Improving the Government’s Pay Administration[2]	PSPC, TBS, PSC	0	786	807	0	0	0

Obligations for Federal Public Sector Employee Benefit Plans[15]	TBS	0	596	0	0	0	0

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 275

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Employment and Social Development Canada Rent Price Adjustment	ESDC	0	8	8	8	8	8
Less: Funds from CPP Account		0	-1	-1	-1	-1	-1

Supporting Canada’s Tribunals	ATSSC	0	5	0	0	0	0

Continued Administration of the First Home Savings Account[2]	CRA	0	25	0	0	0	0

Implementing a New Passport Applications Refund Policy[2]	GAC	4	2	2	1	0	0

Stabilising the Passport Program	IRCC	0	90	9	0	0	0
Less: Funds Sourced From Existing Departmental Resources and Other Revenue		0	-37	-9	-18	-18	-18

Improving Technical Support for the My Service Canada Account	ESDC	0	14	15	0	0	0
Less: Funds from CPP Account		0	-1	-1	0	0	0

Ensuring Timely Delivery of Social Insurance Numbers	ESDC	0	5	5	5	0	0

Stabilising Service Delivery for the Employment Insurance Program[2]	ESDC	0	404	402	416	0	0

Supporting Emergency Benefits System Capacity and Maintenance	CRA	0	5	0	0	0	0

Supporting the Old Age Security Program[2]	ESDC	0	143	210	211	0	0

Ensuring the Integrity of Emergency COVID-19 Benefits	ESDC	0	6	0	0	0	0

Employment Insurance Revenues for Measures Included in Budget 2025	—	0	0	-240	-695	-721	-749

Countermeasures and Remission[16]		-359	-4,025	-16	0	0	0

U.S. Surtax Order 2025 (Revenue)[2]	—	-273	-2,300	0	0	0	0
Expected remission and other duties relief		0	662	0	0	0	0

276 ANNEX 1

	Dept.	2024- 2025[1]	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

U.S. Surtax Order (Steel and Aluminum 2025) (Revenue)[2]	—	-86	-3,200	0	0	0	0
Expected remission and other duties relief		0	1,524	0	0	0	0

U.S. Surtax Order (Motor Vehicles 2025) (Revenue)[2]	—	0	-3,222	-72	0	0	0
Expected remission and other duties relief		0	2,511	56	0	0	0

Revenues		-359	-8,722	-72	0	0	0

Remission and other duties relief		0	4,697	56	0	0	0

Fiscal Impact of Non- Announceable Measures[17]		-94	392	683	-232	-1,691	-1,337

Offset for 2024-25 impact captured in Economic and Fiscal Developments (Table A1.6)		-5,091

Net Fiscal Impact – Total Policy Actions Since FES 2024		0	9,043	9,083	6,843	5,117	5,908

Of which, capital investment: [18]		-20	962	1,117	1,465	1,512	1,051

*Measure includes funding classified as a capital investment.

[1]	Due to the dissolution of Parliament, funds may not have been accessed in 2024-25 but are shown in the year originally intended.

[2]	Measure previously announced and/or included in Main Estimates 2025-26.

[3]

The estimates for cancelling the proposed capital gains tax increase also include the cancellation of the Canadian Entrepreneurs’ Incentive and the cancellation of the proposal to fully allow resource expense deductions under the Alternative Minimum Tax.

[4]	Organisations receiving funding are Alto (formerly VIA HFR – VIA TGF Inc.), TC, VIA Rail Canada, CIRNAC, HICC, DFO, CTA and ECCC.

[5]	Funding allocated to the Canadian Coast Guard (CCG), which was under DFO at the time of the decision. CCG was integrated into DND on September 2, 2025.

[6]	Organisations receiving funding are PCO, JUS, CBSA, PS, RCMP and CSIS.

[7]	Organisations receiving funding are GAC, DND, IRCC, ESDC and CBSA.

[8]	Includes critical assistance for people in Gaza, West Bank, Syria and Lebanon, as announced in March 2025.

[9]	The estimates are net of remission and other duties relief.

[10]	Organisations receiving funding are FIN, GAC, NRC, NSERC and NRCan.

[11]	Organisations receiving funding are HC, PHAC, RCMP, CBSA and CIHR.

[12]	Organisations receiving funding are NBC, NGC, CMH, CMHR, CMIP, CMN, NMST, PCH, VIA Rail Canada and PC.

[13]	Organisations receiving funding are NBC, NGC, CMH, CMHR, CMIP and CMN.

[14]	Funding previously announced on March 6 reflected only the amounts for the 11 provinces and territories that had reached agreements or agreements-in-principle.

[15]	Non-discretionary funding for employer-related costs of employee insurance programs, including health, dental, and disability.

[16]

The amounts in the table reflect the forecast of adjusted net revenues for the entire forecast period, while the graphic in Chart A1.1, titled Net Revenue Assessed from U.S Countermeasures, solely depicts net revenue assessed to date.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 277

[17]

The net fiscal impact of measures that are not announced is presented at the aggregate level and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets and updates) and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

[18]	Totals reflect amounts classified as capital investment in the measures in the table.

278 ANNEX 1

Glossary of Abbreviated Titles

AAFC	Agriculture and Agri-Food Canada

ACOA	Atlantic Canada Opportunities Agency

ATSSC	Administrative Tribunals Support Service of Canada

CanNor	Canadian Northern Economic Development Agency

CATSA	Canadian Air Transport Security Authority

CBC	Canada Broadcasting Company

CBSA	Canada Border Services Agency

CCG	Canadian Coast Guard

CED	Canada Economic Development for Quebec Regions

CER	Canada Energy Regulator

CFIA	Canadian Food Inspection Agency

CHRC	Canadian Human Rights Commission

CIHR	Canadian Institutes of Health Research

CIRNAC	Crown-Indigenous Relations and Northern Affairs Canada

CMH	Canadian Museum of History

CMHC	Canada Mortgage and Housing Corporation

CMHR	Canadian Museum for Human Rights

CMIP	Canadian Museum of Immigration at Pier 21

CMN	Canadian Museum of Nature

CRA	Canada Revenue Agency

CSC	Correctional Service Canada

CSE	Communications Security Establishment Canada

CSIS	Canadian Security Intelligence Service

CTA	Canada Transportation Agency

DFO	Fisheries and Oceans Canada

DND	National Defence

ECCC	Environment and Climate Change Canada

Elections	Office of the Chief Electoral Officer

ESDC	Employment and Social Development Canada

FIN	Finance Canada

GAC	Global Affairs Canada

HC	Health Canada

HICC	Housing, Infrastructure and Communities Canada

IRB	Immigration and Refugee Board of Canada

IRCC	Immigration, Refugees and Citizenship Canada

ISC	Indigenous Services Canada

ISED	Innovation, Science and Economic Development Canda

JUS	Department of Justice

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS 279

MAI	Marine Atlantic Inc.

NBC	National Battlefields Commission

NGC	National Gallery of Canada

NFB	National Film Board

NMST	National Museum of Science and Technology

NRC	National Research Council Canada

NRCan	Natural Resources Canada

NSERC	Natural Sciences and Engineering Research Council of Canada

OPC	Privacy Commissioner of Canada

PC	Parks Canada

PCH	Canadian Heritage

PCO	Privy Council Office

PHAC	Public Health Agency of Canada

PPSC	Public Prosecution Service of Canada

PrairiesCan	Prairies Economic Development Funding Canada

PS	Public Safety

PSC	Public Service Commission of Canada

PSIC	Public Sector Integrity Commissioner of Canada

PSPC	Public Services and Procurement Canada

RCMP	Royal Canadian Mounted Police

TBS	Treasury Board of Canada Secretariat

TC	Transport Canada

VAC	Veterans Affairs Canada

280 ANNEX 1

Annex 2

Capital Budgeting Framework

Building Canada’s Productive Capacity

As announced on October 6, 2025, the government is adopting a Capital Budgeting Framework—a new way of budgeting that makes capital investment a national priority. This framework helps distinguish day-to-day operational spending from capital investment (broadly defined as spending that supports capital formation), allowing the government to identify and prioritise initiatives that deliver long-term economic returns. The framework also increases transparency, allowing Canadians to better understand what funds services today, and what builds future prosperity.

An Example of Capital Investment: Expanding Airport

Cargo Capacity

Cargo capacity at airports is essential for strengthening supply-chain links for communities and businesses. Each year, operating expenses cover recurring costs such as cargo handlers, ground support, maintenance personnel, fuel costs and utilities to keep these cargo services running. This operating spending is necessary for efficient and reliable service, but it does not contribute directly to capital formation.

On the other hand, expanding cargo capacity is a capital investment. Building warehouses, upgrading cold-chain facilities, and strengthening taxiways for freighters create long-lived assets that transport goods more efficiently. These upgrades reduce turnaround times and move more freight per hour—getting goods to businesses faster and improving service reliability for communities. The benefits compound year after year because the new assets work every day, building value. This enhances productivity and business investment.

This is why a capital budgeting framework is important. It distinguishes day-to-day operating dollars from the dollars that build long-lived assets, allowing the government to prioritise the latter and help deliver lasting benefits to Canadians.

Capital investments are the building blocks to economic growth. Capital investments boost Canada’s productivity, helping deliver more and better paying jobs, supporting rising living standards for all Canadians over the long term. While U.S. business investment has grown steadily, Canada’s has remained close to its 2015 levels (Chart A2.1) .. Canada’s growth has been held back by weak productivity

CAPITAL BUDGETING FRAMEWORK 281

associated with low investment in business capital— particularly in machinery, equipment, and intangible assets like intellectual property (Chart A2.2) . In a global economy increasingly shaped by shifting trade dynamics and rapid adoption of artificial intelligence, this gap weighs on competitiveness and resilience. To reverse this trend, Canada requires a step change in capital investment, with renewed commitment from both the public and private sectors to make growth-enhancing capital investment a national priority. The Capital Budgeting Framework ensures that growth and productivity are core elements of the fiscal planning architecture across the federal government.

Chart A2.1	Chart A2.2
Real Non-Residential Business	Non-Residential Investment as a Share
Investment Since 2000, Canada	of GDP, Canada and U.S., 2023
and U.S., 2000Q1-2025Q2

Sources: Statistics Canada; Bureau of Economic Analysis; Department of Finance Canada calculations	Sources: Organisation for Economic Co-operation and Development; Department of Finance Canada calculations.

The Capital Budgeting Framework builds on established public financial management practices used in advanced economies and adapts them to a made-in-Canada approach. As an example, the United Kingdom separates capital spending (investment in long-lived assets) from current spending for planning, reporting, and control, consistent with their national macroeconomic accounts. Singapore similarly distinguishes operating from “development” expenditures, defined as long-term investments that advance economic development and welfare. In Singapore, the government may borrow only to finance “nationally significaınt” capital investments, while other spending must generally be covered by revenues. The objective is fiscal sustainability and intergenerational fairness, so that debt incurred today is tied to assets that benefit future generations.

282 ANNEX 2

Table A2.1 compares capital budgeting approaches in the United Kingdom, Singapore, Canadian provinces, and the Canadian federal government.

Table A2.1

Capital Frameworks Comparison

	United Kingdom	Singapore	Canada Provinces	Canada Federal (Budget 2025)

Operating/capital split presented in budgets?	Yes	Yes	Partial[1]	Yes

Some capital excluded from jurisdiction-specific deficit constraint?	Yes	Yes	Yes[2]	Yes

by type:

Capital amortisation	No	No	No	Yes

Acquisition of tangible capital assets[3]	Yes[4]	Some[5]	N/A6	N/A7

Acquisition of intangible capital assets[3]	Yes[4]	No	N/A8	N/A7

Capital transfers to sub- levels of government	Yes	No	No9	Yes

Capital transfers to private sector	Yes	No	No9	Yes

Corporate income tax credits	No	No	No	Yes

[1]

Spending in the main budget tables is generally not split between operating and capital, and the key fiscal metrics are using the same accounting basis for reporting actual financial results under the Canadian public sector accounting standards. However, provinces also present a capital or infrastructure plan either as part of their main budget document or separately.

[2]	Not all provinces have an explicit deficit constraint.
[3]	For comparison purposes, refers only to capital assets to be amortised over their useful lives under each jurisdiction’s accounting practices.
[4]

The United Kingdom budget explicitly presents in its main budget tables the net acquisition of capital (i.e., excluding amortisation) as part of its “public sector net investment” fiscal metric, which is excluded from its stability (current budget) rule.

[5]

In Singapore, only a small fraction of capital spending is excluded from the country’s “balanced budget over each term of government” constraint. It is limited to “nationally significant” projects (≥ S$4 billion, ≥ 50-year life, productivity or sustainability benefits, government-owned) and subject to a hard S$90 billion cap. The budget impact from these projects is from amortising the assets over their useful life after construction.

[6]

Canadian provinces generally present amounts associated with the acquisition of tangible capital assets in their capital or infrastructure plan, but not in the main budget tables. In alignment with Canadian public sector accounting standards, amortisation expense, rather than acquisition cost is included in the provinces’ key budgetary balance metrics.

[7]	Considered in the federal Capital Budgeting Framework through capital amortisation only.
[8]	Some provinces include intangible capital assets in their capital or infrastructure plans.
[9]

Some provinces do present capital transfers to municipalities and the private sector as part of their capital or infrastructure plans. These transfers are included in the budgetary balance, reflecting the same accounting principles for reporting actual financial results, and, when applicable, are subject to the deficit constraint.

CAPITAL BUDGETING FRAMEWORK 283

Definition and Categories

The Capital Budgeting Framework establishes a consistent way to classify spending, including tax expenditures, that contributes to capital formation—referred to here as capital investment—while maintaining pre-existing categories used in budgets and financial reports.

Capital investments, for the purposes of the framework, are defined broadly as any government expenditures or tax incentives that contribute to public or private sector capital formation, held directly on the government’s balance sheet or on that of a private sector entity, Indigenous community or another level of government. Within this broad definition, the focus is on capital investments that meet the following criteria:

●	Conditionality – whether the funding recipient is required to invest in capital formation to receive the benefit.

●	Clear linkage – whether the spending encourages or enables capital investment in identifiable sectors or projects.

Applying this definition, federal government spending classified as capital investment is categorised as follows:

●	Capital transfers – transfers to other levels of government and organisations expressly intended for the recipient to invest in infrastructure or a productive asset.

°

Transfer payments, and other forms of support, are classified as capital investments when the recipient (e.g., a province or territory, an Indigenous community, an arms-length or private organisation) is required to use the funds to build, acquire, or better capital assets, with reporting to the federal government for monitoring. Unrestricted transfers count towards the day-to-day operating budget. For Indigenous infrastructure, including transfers under modern treaties, self-government, new fiscal relationships, and similar arrangements, the conditionality criterion is applied in a manner consistent with self-determination.

284 ANNEX 2

●	Capital-focused tax incentives – tax expenditures intended to incentivise new capital formation.

°	Tax expenditures (predominantly corporate income-tax related) are classified as capital investments when the measure directly incentivises investment in capital rather than ongoing operations.

●	Amortisation of federal capital assets – expenses recorded to spread the cost of capital assets owned or controlled by the federal government over their useful lives.

°	This is aligned with existing reporting of amortisation of federal capital assets in the Public Accounts of Canada, which is based on Canadian public sector accounting standards.

°	Examples of federal capital assets include buildings, machinery and equipment, aircraft, etc.

●

Private sector research and development – direct funding, or tax incentives, for research and development (R&D) activities that enable commercialisation or scale-up and raise future productive capacity.

°	Private sector R&D is emphasised given its closer link to commercialisation and production, and more direct tie to asset formation.

●

Support to unlock large-scale private sector capital investment – contractual agreements with proponents involving exceptional, significant operating subsidies designed to unlock incremental large-scale private capital investments.

°

Although these transfers to private sector entities are expressly intended to support operating costs, they are delivered under a contractual agreement requiring the recipient to make prescribed capital investments and are therefore classified as capital investment under the framework.

●	Measures to grow the housing stock – measures that accelerate new housing supply.

°	Initiatives that contribute to private sector capital formation, such as building new homes, as well as those that lift construction productivity through significant at-scale programs.

Spending not classified as capital investment is considered day-to-day operating spending. This includes major government expenditures like transfers to persons, health and social transfers, and the costs of running government

CAPITAL BUDGETING FRAMEWORK 285

operations and services, including salaries and benefits. This spending remains essential for service delivery and accounts for the bulk of government spending.

Consistent with the presentation of the federal budget, under the Capital Budgeting Framework projected costs of capital investments are determined on a full accrual basis of accounting. Using a consistent basis of accounting makes it easier to understand how changes in capital investments impact the budgetary balance, and promotes comparability.

Projected fiscal costs of capital investments over the budget horizon are generally similar on cash and accrual bases for a given year, except for mostly temporary timing differences for federal capital assets, loans and guarantees. For example, under accrual accounting, the cost (cash basis) of acquiring federal land, buildings, equipment and other capital property, like bridges is capitalised, recorded as an asset and, except for land, amortised to expense (accrual basis) over the useful life of the capital property. For loans, cash impacts reflect the disbursement and repayment of loans, whereas accrual costs reflect allowances recorded to reflect concessionary terms and collectability and risk of loss.

On a cash basis, the total fiscal cost of capital investments included in Budget 2025 would be about $450.6 billion over five years.

Detailed Outlook for Capital Investments

Table A2.2 provides further detail on projections for major capital investments, organised by the framework’s six categories. Historical information is provided in Table A2.3. Unless otherwise specified, these projections are based on Department of Finance estimates. In the coming months, the Department will work with the Treasury Board Secretariat and participating organisations to develop an ongoing reporting approach for capital investments, leveraging existing sources wherever possible.

Capital investments over the budget horizon account for a larger share of spending than during the previous 20 years. With measures in the budget, annual capital investment will also nearly double from $32.2 billion in 2024-25 to $59.6 billion in 2029-30 (Chart A2.3).

286 ANNEX 2

Chart A2.3

Capital Investment Expenses, Historical and Projected

Source: Department of Finance Canada. For years prior to 2024-25, ongoing capital investments and identifiable precursor programs are included.

Table A2.2

Capital Investment Details

Millions of dollars

	Projection
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Capital transfers	16,395	20,578	26,051	27,989	26,167	24,388

Baseline	16,372	19,287	19,579	19,720	18,642	16,896

Canada Community-Building Fund	2,368	2,467	2,467	2,566	2,566	2,668

Investing in Canada Infrastructure Program	2,295	2,751	3,164	4,187	4,160	3,250

Other provincial, territorial, and municipal infrastructure investments	3,272	3,291	4,383	5,294	5,938	5,973

Indigenous Community Infrastructure	4,058	4,634	3,617	3,110	2,006	1,739

Canada Foundation for Innovation	567	552	623	674	487	487

Strategic Innovation Fund	1,703	2,708	2,941	2,527	2,109	1,429

Other capital transfers available to the private sector	2,109	2,885	2,384	1,363	1,376	1,351

Since FES 2024	23	915	1,070	1,527	1,506	1,028

Co-Development Funding for High-Speed Rail	151	597	697	1,025	966	681
Less: Funds Previously Provisioned in the Fiscal Framework	0	-79	-53	-53	-53	-53

CAPITAL BUDGETING FRAMEWORK 287

	Projection
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Less: Funds Sourced From Existing Departmental Resources	-128	0	0	0	0	0

Other	0	397	426	556	594	401

In Budget 2025	0	376	5,403	6,742	6,019	6,464

Generational Infrastructure Investments (Sec. 1.2)	0	0	4,750	5,050	5,450	4,850

Less: Funds Previously Provisioned in the Fiscal Framework	0	0	-2,530	-2,788	-2,853	-2,903

Protecting Workers and Transforming Canada’s Strategic Industries - Equipping Companies for Growth and Diversification (Sec. 2.1)	0	459	1,036	1,778	1,485	1,238

Less: Funds Previously Provisioned in the Fiscal Framework	0	-1,000	-250	-250	-250	-250

A New Trade Infrastructure Strategy (Sec. 2.2)	0	0	650	1,100	1,300	950

Strengthening First Nations Infrastructure Financing and Access to Clean Water (Sec. 3.1)	0	0	749	749	749	0

Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces (Sec. 4.1)	0	861	825	1,075	1,103	865

Other	0	56	172	27	-966	1,714

Capital-focused tax incentives	1,271	6,328	9,250	9,270	10,901	10,649

Baseline	1,271	6,199	8,912	8,935	10,515	10,228

Atlantic investment tax credit[1,2]	150	175	175	185	195	200

Clean Economy investment tax credits	22	1,585	3,836	5,444	7,231	6,584

Film and video tax credits	733	1,135	1,140	1,190	1,240	1,285

Flow-through share deductions and related tax credits[2,3]	579	578	530	160	268	268

Accelerated investment incentive and other accelerated capital cost allowance measures[2,3]	-213	2,726	3,231	1,956	1,581	1,891

Since FES 2024	0	80	55	-25	0	0

Extending the Mineral Exploration Tax Credit[2]	0	80	55	-25	0	0

In Budget 2025	0	49	283	360	386	421

Productivity Super-Deduction (Sec. 1.2)[2,3]	0	45	280	360	385	420

Other[2,3]	0	4	3	0	1	1

Amortization of federal capital	6,044	6,628	7,348	8,455	10,864	12,512

Baseline	6,086	6,642	7,295	8,228	10,290	11,377

Capital amortization expenses	6,086	6,642	7,295	8,228	10,290	11,377

288 ANNEX 2

	Projection
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Since FES 2024	-43	-29	-2	-31	9	24

Construction of River-class Destroyers	0	0	0	0	8	9

Less: Funds Sourced From Existing Departmental Resources	-45	-48	-22	-40	-14	-25

Future Fighter Capability Project	2	10	30	43	92	197

Less: Funds Sourced From Existing Departmental Resources	0	0	-12	-41	-94	-182

Air Fleet Renewal and Modernisation	0	0	0	3	10	16

Less: Funds Sourced From Existing Departmental Resources and Other Revenue	0	0	0	0	0	0

Other	1	10	2	5	8	9

In Budget 2025	0	15	55	258	564	1,111

Seizing the Full Potential of Artificial Intelligence (Sec. 1.2)	0	4	5	181	673	63

Less: Funds Previously Provisioned in the Fiscal Framework	0	-4	-5	-181	-610	0

Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces (Sec. 4.1)	0	12	62	216	405	972

Less: Funds Previously Provisioned in the Fiscal Framework	0	0	-30	-61	-92	-122

Strengthening Canada’s Presence: Operations REASSURANCE and AMARNA (Sec. 4.1)	0	2	14	27	40	40

Less: Funds Sourced From Existing Departmental Resources	0	-2	-2	-2	-2	-2

Strengthening Federal Law Enforcement (Sec. 4.2)	0	0	6	15	26	33

Modernising the Meteorological Service of Canada (Sec. 4.2)	0	0	0	57	115	116

Other	0	1	4	5	9	12

Private sector research and development	4,896	5,478	5,772	5,901	6,057	6,222

Baseline	4,896	5,475	5,702	5,816	5,992	6,152

Industrial Research Assistance Program	436	525	507	476	447	397

Scientific Research and Experimental Development tax incentives[1,2]	4,460	4,950	5,195	5,340	5,545	5,755

In Budget 2025	0	3	70	85	65	70

Enhancing the Scientific Research and Experimental Development Tax Incentives (Sec. 1.2)[1]	0	3	70	85	65	70

Support to unlock large-scale private sector capital investment	73	504	1,378	2,370	2,843	3,217

Baseline	73	504	1,378	2,370	2,843	3,217

CAPITAL BUDGETING FRAMEWORK 289

	Projection
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030

Support for battery manufacturing[1]	73	504	1,378	2,370	2,843	3,217

Measures to grow the housing stock	3,527	5,835	7,390	4,633	3,693	3,355

Baseline	3,527	5,062	5,633	3,001	2,344	2,411

Affordable Housing Fund	922	1,182	1,664	464	-132	33

Housing Accelerator Fund	1,075	1,085	1,082	103	0	0

Apartment Construction Loan Program	179	417	573	515	523	29

Indigenous Housing	1,138	1,811	1,595	1,049	1,019	1,082

Tax measures[2,3]	26	52	165	365	615	845

Other programs	186	515	553	504	319	421

Since FES 2024	0	-5	-6	-6	-4	-1

Topping Up the Affordable Housing Fund	0	0	0	0	3	6

Less: Funds Previously Provisioned in the Fiscal Framework	0	-5	-6	-6	-7	-7

In Budget 2025	0	778	1,763	1,638	1,353	946

Launching Build Canada Homes (Sec. 3.1)	0	898	1,880	1,755	1,470	1,062

Less: Funds Previously Provisioned in the Fiscal Framework	0	-120	-118	-117	-117	-116

Total - Baseline	32,225	43,170	48,500	48,070	50,627	50,280

Total - Since FES 2024	-20	962	1,117	1,465	1,512	1,051

Total - In Budget 2025	0	1,221	7,573	9,083	8,387	9,011

Less: Comprehensive Expenditure Review	0	0	-532	-606	-876	-720

Total capital investments	32,205	45,352	56,658	58,012	59,650	59,622

Total capital investments (cash basis)	51,574	76,792	92,343	93,314	94,640	93,497

Notes: Numbers may not add due to rounding. Department of Finance estimates, based on information received from other government departments.

[1]	Fiscal cost includes transfer payments and an estimate of forgone corporate income tax revenue.
[2]	Fiscal cost includes an estimate of forgone personal income tax revenue.
[3]	Fiscal cost includes an estimate of forgone corporate income tax revenue.

290 ANNEX 2

Historical Information

Table A2.3 includes a backward-looking application of the Capital Budgeting Framework to the past twenty years. This history traces the fiscal cost of the programs identified as baseline capital investments in Table A2.2 and their readily identifiable precursors. For example, while the Scientific Research and Experimental Development (SR&ED) program has supported private sector research and development for decades, other capital investment programs are newer, such as the Strategic Innovation Fund which incorporated several legacy programs and has now been replaced by the Strategic Response Fund. In these cases, Table A2.3 includes both current and predecessor programs.

Table A2.3

Historical Capital Investments

Millions of dollars

	Capital transfers	Capital- focused tax incentives	Amortisation of federal capital	Private sector research and development	Measures to grow the housing stock	Total

2005-2006	1,509	1,167	3,904	2,720		9,300

2006-2007	1,691	1,118	3,807	2,825		9,441

2007-2008	2,090	1,295	3,954	3,305		10,644

2008-2009	2,448	816	4,176	3,290		10,730

2009-2010	3,856	686	4,418	3,155		12,115

2010-2011	3,848	905	4,756	3,068		12,577

2011-2012	4,291	865	4,859	3,144		13,159

2012-2013	4,484	890	5,184	3,319		13,877

2013-2014	4,079	840	4,865	3,343		13,127

2014-2015	3,609	755	5,090	2,606		12,060

2015-2016	3,682	810	5,049	2,676		12,217

2016-2017	3,740	825	5,168	2,725	293	12,751

2017-2018	4,424	1,315	5,261	2,846	358	14,204

2018-2019	9,703	1,030	5,643	2,836	194	19,406

2019-2020	8,433	5,490	5,790	3,271	574	23,559

2020-2021	10,602	4,315	5,969	3,306	1,659	25,852

2021-2022	10,691	3,905	5,514	3,846	2,323	26,280

2022-2023	12,516	4,130	5,644	4,206	1,899	28,395

2023-2024	13,207	3,575	5,633	4,256	4,008	30,679

Note: Historical capital investments are actual expenses for ongoing capital investments and their readily identifiable precursors. For those tax expenditures that are not considered expenses for the purposes of the Public Accounts of Canada, historical capital investments are the Department of Finance’s most recent estimate of their fiscal cost.

CAPITAL BUDGETING FRAMEWORK 291

Annex 3

Comprehensive Expenditure

Review: Planned Reductions by

Organisation

This annex provides details on the Comprehensive Expenditure Review (CER) savings announced in Budget 2025 and described in Chapter 5, by organisation. These savings, summarized in Table A3.1, represent measured actions to spend less, to enable more investments in Canadians and the economy. Total planned reductions account for 4.9 per cent of projected direct program expenses in 2028-29.

Table A3.1: Comprehensive Expenditure Review: Overview by Theme

millions of dollars, accrual basis

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Modernising Government Operations	5,530	6,179	6,950	6,554	5,441

Streamlining Program Delivery	161	345	488	530	531

Recalibrating Government Programs	2,863	3,856	5,404	5,358	5,391

Total	8,553	10,381	12,842	12,442	11,363

New revenues/lower expenses enabled by efficiencies (CRA)	655	887	1,171	1,107	1,107

Grand Total	9,208	11,268	14,012	13,550	12,471

Note: planned reductions by organisation that are not broken out by theme in the tables that follow are included in Modernising Government Operations, unless specified otherwise.

COMPREHENSIVE EXPENDITURE REVIEW 293

Agriculture and Agri-Food	295

Canada Revenue Agency	296

Canadian Heritage	297

Crown-Indigenous Relations and Northern Affairs	299

Employment and Workforce Development	300

Energy and Natural Resources	301

Environment and Climate Change	302

Finance	303

Fisheries and Oceans	304

Global Affairs	305

Health	306

Housing, Infrastructure and Communities	309

Immigration, Refugees and Citizenship	311

Indigenous Services	312

Innovation, Science and Industry	313

Justice	316

National Defence	317

Privy Council	319

Public Safety	320

Public Services and Procurement	324

Transport	326

Treasury Board	328

Veterans Affairs	329

Women and Gender Equality	330

Modernising Operations at the Federal Research Granting Councils	331

Modernising Operations at the Regional Development Agencies	331

294 ANNEX THREE

Agriculture and Agri-Food

To meet up to 15 per cent in savings targets over three years, Agriculture and Agri-Food Canada (AAFC) will reorient its programming, scientific research, and operational expenditures to better align with the government’s priorities, while continuing to collaborate with provinces, territories, and industry to ensure program delivery meets evolving sector needs. AAFC will wind down some programs outside its core mandate, such as the Agricultural Climate Solution Living Labs. The government is focusing on supports for producers and agri-businesses to innovate, adopt clean technologies and stay competitive in a shifting global market, ensuring Canada remains a leader in sustainable food production.

AAFC will also reduce certain science activities where a more streamlined approach can be taken, or where capacity exists elsewhere, for example in academia and industry. AAFC will focus on core priority areas, and streamline its science operations to make them more cost-effective for the long-term. AAFC will continue its scientific work in crops and horticulture, animal production, food, biodiversity and environmental sustainability, often in partnership with industry, for projects that are priorities for the sector. AAFC will also continue to fund science and innovation through grants and contributions.

AAFC will also improve operational efficiency by optimising internal services to align resources with departmental priorities, rationalising administrative support and reducing management layers, advancing technology and automation to cut down on time-consuming manual work, and reducing reliance on external contractors. Through process improvement and leveraging technology, AAFC will be able to operate at reduced resource levels while minimizing impacts on its external service delivery.

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Agriculture and Agri-Food Canada

Modernising Government Operations	33.7	45.0	80.5	75.8	76.0

Recalibrating Government Programs	78.6	35.0	74.2	78.9	78.8

Sub-Total	112.2	80.1	154.7	154.7	154.7

Canadian Dairy Commission	0.4	0.5	0.8	0.8	0.8

Canadian Grain Commission	0.5	0.6	0.9	0.9	1.0

Total	113.1	81.2	156.4	156.4	156.4

COMPREHENSIVE EXPENDITURE REVIEW 295

Canada Revenue Agency

The Canada Revenue Agency (CRA) administers tax, benefits and related programs on behalf of federal, provincial, and territorial governments across Canada, contributing to the ongoing economic and social well-being of Canadians. The Agency’s core responsibility for tax and benefits includes taking compliance and enforcement actions when necessary to uphold the integrity of the system.

The CRA will modernize its administrative approach to enable greater productivity, and wind down its business units that are no longer connected to government priorities. This includes the Digital Services Tax, the Federal Fuel Charge, and the Canada Carbon Rebate for individuals and for businesses. Budget 2025 also proposes to eliminate the inefficient Underused Housing Tax and luxury tax on aircraft and vessels, which will result in administrative savings.

A portion of these savings will be reinvested to improve services, strengthen compliance, and reduce tax debt. AI and process automation will be leveraged to transform technologies, data and analytics systems for compliance and collection activities. This will free up resources to tackle complex cases requiring human intervention and to address the backlog of tax debt. For example, by automating certain tasks in the risk scoring process, CRA estimates that repetitive tasks will be reduced by 50 per cent once fully implemented. This reinvestment will help protect the tax base, with an estimated positive fiscal impact of $1.1 billion annually from 2028-29 onwards.

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Canada Revenue Agency

Modernising Government Operations	118.1	179.0	235.1	235.1	235.1

Savings to be reinvested	-74.2	-115.5	-148.7	-154.8	-121.6

Total (net)	43.9	63.5	86.4	80.2	113.5

Strengthening tax compliance and debt collection: new revenues/lower expenses	655	887	1,171	1,107	1,107

Net fiscal impact	699.0	950.3	1,257.3	1,187.6	1,220.9

296 ANNEX THREE

Canadian Heritage

Department of Canadian Heritage

To meet up to 15 per cent in savings targets over three years, the Department of Canadian Heritage (PCH) will refocus its cultural programming to meet the evolving needs of recipients and ensure program effectiveness. The funding envelope of the Canada Cultural Spaces Fund will be reduced and reoriented to focus solely on funding specialized equipment in the cultural sector, offering a cost-effective way to upgrade cultural facilities. The Canada Periodical Fund will be refocused to incentivize the creation of original Canadian editorial content only, no longer funding paid subscriptions and single-copy sales. This approach prioritizes production of quality Canadian editorial and journalistic content, regardless of the platform. The government remains committed to arts and culture, with proposed funding in Budget 2025 for the cultural economy and CBC/Radio-Canada.

To ensure efficiency, effectiveness and alignment with its core mandate, PCH will reorganize its internal services and program administration to consolidate efforts, reduce overlap, and modernize workflows. PCH will transform its transfer payment delivery model, standardizing processes, consolidating functions, and replacing fragmented systems with a modern digital platform. Savings will also be achieved by refocusing on core priorities, including the closing of the Gift Bank for Ministers and senior officials and transitioning to a focus on digital interpretation products, which will support a wide variety of languages, including Indigenous languages.

The Canadian Radio-television and Telecommunications Commission will also be employing AI in the operations of the Spam Reporting Centre to continue to protect Canadians from unsolicited commercial communications in a more efficient, cost-effective manner.

Parks Canada Agency

To meet up to 15 per cent in savings targets over three years, the Parks Canada Agency (PC) will maximize efficiencies while continuing to deliver services to Canadians by refocusing its organisational structure and business unit functions to avoid duplication of work, as well as ceasing or reducing lower priority activities, such as library services.

COMPREHENSIVE EXPENDITURE REVIEW 297

PC will also focus on providing visitor services that are aligned with its core business, like limiting PC’s participation and presence in off-site community events and festivals.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing
Canadian Heritage

Modernising Government Operations	3.7	7.2	17.2	17.2	17.2
Recalibrating Government Programs	31.0	42.0	75.9	75.9	75.9

Sub-Total	34.7	49.2	93.1	93.1	93.1

Parks Canada Agency
Modernising Government Operations	24.6	45.3	75.0	75.0	75.0

Sub-Total	24.6	45.3	75.0	75.0	75.0

Canadian Museum for Human Rights	1.6	2.3	3.2	3.2	3.2

Canadian Museum of History	2.4	4.3	5.9	5.1	5.1

Canadian Museum of Immigration at Pier 21	0.8	1.0	1.3	1.3	1.3
Canadian Radio-television and Telecommunications Commission	0.4	0.5	0.8	0.8	0.8

Library and Archives Canada	11.1	14.7	22.1	22.1	22.1

National Film Board	1.8	2.9	3.3	3.3	3.3

The National Battlefields Commission	0.7	1.0	1.4	1.4	1.4

Total	78.0	121.3	206.2	205.4	205.4

  Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

298 ANNEX THREE

Crown-Indigenous Relations and Northern Affairs

Crown-Indigenous Relations and Northern Affairs Canada (CIRNAC) has an essential mandate to renew nation-to-nation, Inuit-Crown and, government-to-government relationships between Canada and First Nations, Inuit and Métis and to respond to the unique needs of Northerners.

To protect Crown-Indigenous relations, CIRNAC will be identifying savings of 2 per cent of its review base while continuing to modernize Government of Canada structures to support the self-determined priorities of Indigenous Peoples.

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Crown-Indigenous Relations and Northern Affairs Canada

Total	69.3	69.3	69.3	69.3	69.3

Note: Final allocation between review themes to be determined following Budget 2025. Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 299

Employment and Workforce Development

To meet up to 15 per cent in savings targets over three years, Employment and Social Development Canada (ESDC) will implement operational efficiencies and a targeted recalibration of its programs and its approach to delivering them, with a focus on ensuring that government funding generates real results for Canadians in core areas of federal responsibility. These efficiencies will be advanced while continuing to empower workers in Budget 2025 by expanding the Union Training and Innovation Program to boost union-based apprenticeship training in the Red Seal trades and investing in a Foreign Credential Recognition Action Fund to help qualified foreign-trained professionals contribute more quickly to Canada’s workforce.

To improve its efficiency, ESDC will increase its use of artificial intelligence to streamline and automate internal processes, reduce its real property portfolio by decreasing general office space, consolidate management and administrative support functions, reduce reliance on external consultants, and limit travel and conference attendance. ESDC will also streamline program delivery by consolidating the Canada Service Corps program and the Supports for Student Learning Program to bring down administration costs.

ESDC will also increase its focus on core federal responsibilities and reduce or eliminate spending where it is duplicated by other federal departments or provinces and territories.

ESDC will shift funding away from programs where there is reduced or limited need. To ensure funding goes to programs with the greatest impact, ESDC will decrease funding to underperforming programs and those with limited effectiveness and overlap with other federal initiatives.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Employment and Social Development Canada

Modernising Government Operations	86.4	103.9	101.7	101.7	101.7

Streamlining Program Delivery	0.6	50.4	50.4	50.4	50.4

Recalibrating Government Programs	69.7	365.5	628.5	628.5	628.5

Sub-Total	156.8	519.8	780.5	780.5	780.5

Canadian Centre for Occupational Health and Safety	0.5	0.6	0.9	0.9	0.9

Total	157.2	520.4	781.5	781.5	781.5

300 ANNEX THREE

Energy and Natural Resources

To meet up to 15 per cent in savings targets over three years, Natural Resources Canada (NRCan) will optimize internal processes to reduce administrative burden, reducing management layers, and adopting new approaches to leverage AI. The department will also prioritize its science mandate and consolidate operations of the Office of the Surveyor General in the North.

NRCan will streamline its suite of programming, winding down several programs like the Canada Greener Homes Grant. In addition, the department will recalibrate its support under certain programs to prioritize projects that deliver the most benefits for Canadians.

NRCan will also end the 2 Billion Trees program. Existing contribution agreements and commitments will be honoured, and uncommitted funds will be returned. The government remains committed to sustainable forest management practices – to date, the program has committed to planting nearly 1 billion trees.

These efforts will better orient the work of the department to advance the government’s new climate competitiveness strategy, including supporting critical minerals projects, and free up resources to drive investment in clean growth projects. In Budget 2025, the government will provide $2 billion, on a cash basis, starting in 2026-27, to NRCan to create the Critical Minerals Sovereign Fund to make strategic investments in critical minerals projects and companies.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Natural Resources Canada

Modernising Government Operations	59.6	42.0	84.6	84.6	84.6

Streamlining Program Delivery	13.0	48.7	94.4	143.3	143.3

Recalibrating Government Programs	193.8	341.1	378.9	438.5	468.0

Sub-Total	266.4	431.7	557.9	666.4	695.9

Atomic Energy of Canada Limited	1.6	2.1	3.2	3.2	3.2

Total	268.0	433.8	561.0	669.5	699.0

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 301

Environment and Climate Change

The Climate Competitiveness Strategy outlines how the government is committed to continuing to spur the investments needed to achieve a net-zero economy, including through Investment Tax Credits.

To meet up to 15 per cent in savings targets over three years and streamline program delivery, Environment and Climate Change Canada (ECCC) will prioritize activities within its core mandate. This includes reducing or winding down activities and programming that are not core to the Department’s mandate or which can be delivered more effectively through another department. ECCC will continue its important work on Indigenous engagement, but will consolidate this function, which is currently distributed across teams in the Department. ECCC will also streamline its nature programming to simplify engagement with stakeholders and reduce administrative burden.

ECCC will improve day-to-day operating efficiency by eliminating redundancies and standardizing administrative support. It will reduce its physical footprint by ending some small lease agreements and eliminating external training contracts in favour of in-house activities. Standardizing support models and consolidating functions will streamline operations and enable better integration of automation tools.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Environment and Climate Change Canada

Modernising Government Operations	236.8	244.4	282.6	282.6	302.9

Sub-Total	236.8	244.4	282.6	282.6	302.9

Canada Water Agency	0.7	0.7	1.2	1.2	1.2

Impact Assessment Agency of Canada	7.9	10.5	15.8	15.8	15.8

Total	245.4	255.6	299.6	299.6	319.9

302 ANNEX THREE

Finance

Finance Canada will consolidate various functions, optimise organisational structures, realign resources towards high-impact, priority work and achieve efficiencies in the day-to-day management of Canada’s official international reserves.

Following a thorough review of operating costs, the Department will rationalise back-office expenditures, such as travel, printing, and hospitality. The Department will also shift toward greater automation and AI research capabilities. To optimise the organisational structures, the Department will integrate policy and oversight teams to improve coordination and reduce duplication. Some structural realignments and consolidation related to corporate and administrative services will be made to enhance efficiency within the organisation, while ensuring ongoing accountability.

Recognising changing government priorities, the Department will use existing capacity to support ongoing work on programs.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Department of Finance*

Modernising Government Operations	10.7	14.2	21.3	21.3	21.3

Sub-Total	10.7	14.2	21.3	21.3	21.3

Financial Transactions and Reports Analysis Centre of Canada	3.3	4.4	6.6	6.6	6.6

Office of the Superintendent of Financial Institutions	0.1	0.1	0.2	0.2	0.2

Total	14.1	18.7	28.1	28.1	28.1

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

 * Includes $5 million in annual savings from the optimisation of risk management practices associated with the Exchange Fund Account.

COMPREHENSIVE EXPENDITURE REVIEW 303

Fisheries and Oceans

To meet up to 15 per cent in savings targets over three years, the Department of Fisheries and Oceans (DFO) will wind down research and monitoring activities that have either achieved their objectives or for which alternative data sources exist, scale back certain policy and program capabilities, reduce management layers, and right-size internal services.

In addition, DFO will leverage artificial intelligence and other digital tools to modernize Canada’s fisheries management system. Reducing the use of burdensome paper-based tools will free up time for fisheries officers to spend in communities and on the water enforcing fisheries regulations.

DFO will also reduce reviews and formal authorizations required for small, routine, low-risk projects—such as culverts and drains—by providing standardized guidance that will enable project proponents to self-assess compliance with legal and regulatory requirements. Simplifying these reviews, which require disproportionate administrative effort, will allow DFO to focus on projects that pose a higher risk to fish and their habitat. As outlined in Budget 2025, the government will ensure harbours are fully operated, in good working condition, and managed and maintained by self-sufficient harbour authorities who represent the interests of users and communities.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Department of Fisheries and Oceans

Modernising Government Operations	54.5	101.9	193.8	193.8	192.7

Total	54.5	101.9	193.8	193.8	192.7

304 ANNEX THREE

Global Affairs

To meet up to 15 per cent in savings targets over three years, Global Affairs Canada (GAC) is refocusing Canada’s international presence in the areas of advocacy, security, and development, as well as implementing targeted reforms across its trade and investment portfolio to better align with current strategic priorities and the geo-political context.

As part of these adjustments, there will be reductions in development funding to global health programming, where Canada’s contribution has grown disproportionately relative to other similar economies, and to some international financial institutions, which receive significant support through other sources, and where Canada’s contributions can be leveraged further. Some bilateral development programs will also be refined and adjusted. These changes are expected to re-baseline the International Assistance Envelope to pre-COVID levels.

GAC will implement reforms across its trade and investment portfolio, including modernising the Trade Commissioner Service, and refocusing certain trade support programs. Collectively, these measures aim to reduce duplication, lower administrative overhead and focus efforts on high-impact services for Canadian businesses.

GAC will also implement a range of measures to find efficiencies across Canada’s mission network, including revamping emergency preparedness and Modernising consular services. It will reduce its mission expenditures through a number of strategies, including consolidating embassies with multiple properties into fewer buildings, acquiring Crown-owned properties in certain cases, and co-locating some offices with allies where appropriate.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Global Affairs Canada

Modernising Government Operations	90.4	156.6	259.0	259.0	259.0

Recalibrating Government Programs	470.4	590.5	861.3	861.8	861.8

Sub-Total	560.8	747.0	1,120.3	1,120.9	1,120.9

Canada Commercial Corporation	0.0	0.2	0.2	0.2	0.2

International Development Research Centre	11.4	15.2	22.9	22.9	23.5

Invest in Canada Hub	2.5	3.3	4.2	4.2	4.2

Total	574.7	765.8	1,147.6	1,148.1	1,148.7

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 305

Health

Health Canada

To meet up to 15 per cent in savings targets over three years, Health Canada (HC) will enable modern, risk-based regulatory processes while ensuring that health and safety are not compromised. Activities selected for reduction have consistently shown low demand, overlap with other jurisdictions or sectors, or provide minimal health benefits.

HC will also recalibrate internal science and research activities to better align them with the department’s regulatory and policy mandates.

Canadian Food Inspection Agency

To meet up to 15 per cent in savings targets over three years, the Canadian Food Inspection Agency (CFIA) will reduce overlap and duplication within the organisation, such as by ensuring accountability for each business line, reducing non-core research activities to focus on high-priority diagnostic methods, and consolidating lab services to focus on essential testing and avoid the need for costly capital upgrades. At the same time, investments in secure digital platforms and export certificate digitalisation will be made to increase efficiencies and better support our exporters.

CFIA will also implement changes to certain areas of program delivery to realize additional efficiencies and modernize its programs, while maintaining its focus on core activities and high-risk priorities. This includes moving from paper-based pet export certificates to modernised digital platforms that improve convenience, reduce delays, and enhance service quality, as well as reducing overlap in some animal disease testing. Activities that will be phased out include decommissioning some vehicle washing stations, discontinuing duplicative dispute resolution services over food grade, and winding down functions that are no longer required to address health risk linked to the trade of pets.

306 ANNEX THREE

Public Health Agency of Canada

To meet up to 15 per cent in savings targets over three years, Public Health Agency of Canada (PHAC) will implement operational efficiencies and a targeted recalibration of its programs, while preserving critical functions that keep Canadians safe.

PHAC will streamline its program delivery by consolidating grants and contributions programs into larger funds. While these new funds will operate with a lower overall funding envelope once temporary funding ends, their impact will be increased by targeting investments to core federal public health priorities that are central to PHAC’s mandate, supporting delivery partners that demonstrate clear and measurable public health outcomes aligned with the new funds’ objectives, and leveraging increased program flexibility and responsiveness.

As PHAC transitions from peak-pandemic operations to a more sustainable federal posture, it will allow some temporary funding to end and will optimize contracting based on demand forecasts and procurement strategies. This approach will minimize waste and costs without compromising public health.

PHAC will also reduce its back-office costs by standardizing administrative processes, streamlining roles and responsibilities, leveraging enhanced IT solutions, and eliminating redundancies.

In addition, the Patented Medical Prices Review Board will modernise its hearings by leveraging existing technology, enabling faster and more cost-effective procedural processes.

COMPREHENSIVE EXPENDITURE REVIEW 307

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Health Canada

Modernising Government Operations	21.7	74.3	132.9	135.7	135.9

Recalibrating Government Programs	66.1	78.2	65.2	75.0	75.0

Sub-Total	87.8	152.5	198.2	210.7	210.9

Canadian Food Inspection Agency

Modernising Government Operations	3.8	70.3	80.5	80.5	80.5

Sub-Total	3.8	70.3	80.5	80.5	80.5

Public Health Agency of Canada

Modernising Government Operations	4.6	60.9	60.9	60.9	60.9

Streamlining Program Delivery	8.1	11.6	27.9	27.9	27.9

Sub-Total	12.7	72.6	88.8	88.8	88.8

Patented Medicine Prices Review Board	1.2	1.7	2.5	2.5	2.5

Total	105.6	297.0	370.0	382.5	382.6

308 ANNEX THREE

Housing, Infrastructure and Communities

Housing, Infrastructure and Communities Canada

Budget 2025 will reorient how the government delivers infrastructure funding to support needs across the country. This will help Housing, Infrastructure and Communities Canada (HICC) to deliver on significant generational investments, including launching the Build Communities Strong Fund to invest in a growing Canadian economy.

To meet up to 15 per cent in savings targets over three years, there will be a realignment to current HICC programming. This includes implementing three horizontal efficiency initiatives to review the executive cadre, with the goal of streamlining management and operations.

HICC will prioritize two services as part of the Climate Toolkit for Housing and Infrastructure, specifically the online Climate Insight Platform and the Roster of Experts. This approach will provide local communities with easy access to current information, tools and resources, while offering those with limited capacity timely technical advice and guidance through the Roster of Experts.

A portion of uncommitted funding from the Canada Public Transit Fund will be reallocated to the Build Communities Strong Fund where transit projects will continue to be eligible. Further, the Minister of Housing and Infrastructure will identify opportunities to streamline burdensome requirements in the existing Canada Public Transit Fund to accelerate delivery of projects and help our cities, provinces and territories build new projects faster and better.

Canada Mortgage and Housing Corporation

Canada’s housing challenges have evolved, and so must the Canada Mortgage and Housing Corporation (CMHC), as a key partner in finding solutions. The government has announced Build Canada Homes which will partner with industry, other levels of government, and Indigenous communities to build affordable housing at scale and at speed.

With an initial investment of $13 billion over five years on a cash basis, starting in 2025-26, Build Canada Homes provides an opportunity to re-evaluate CMHC’s resources and programming to ensure they are aligned with this important priority.

COMPREHENSIVE EXPENDITURE REVIEW 309

To meet up to 15 per cent in savings targets over three years, CMHC will wind down certain programs that do not directly increase housing supply or target Canadians in housing need. The Canada Secondary Suite Loan program, which is not yet operational, will not be implemented as it has a large potential to overlap with the government’s homeowner insured mortgage rule changes announced in January 2025. For other programs it is proposing to wind down, the objectives will be achieved by Build Canada Homes.

CMHC will maintain its funding for initiatives that address the housing crisis, including the Apartment Construction Loan Program and supports to increase access to housing for Indigenous people residing in urban, rural and northern regions.

millions of dollars

	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Housing, Infrastructure and Communities Canada

Modernising Government Operations	16.3	16.3	15.9	15.9	15.9

Streamlining Program Delivery	6.3	23.4	23.4	23.4	23.4

Recalibrating Government Programs	466.1	609.0	932.7	776.1	776.1

Sub-Total	488.7	648.8	972.0	815.4	815.4

Canada Mortgage and Housing Corporation

Recalibrating Government Programs	284.1	451.9	808.6	856.4	859.9

Sub-Total	284.1	451.9	808.6	856.4	859.9

The Jacques-Cartier and Champlain Bridges Inc.	13.2	15.2	18.3	27.1	26.9

Total	786.0	1,115.8	1,799.0	1,698.9	1,702.2

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

310 ANNEX THREE

Immigration, Refugees and Citizenship

To meet up to 15 per cent in savings targets over three years, Immigration, Refugees and Citizenship Canada (IRCC) is rationalizing programming, while upholding the government’s long-standing commitment to resettle the world’s most vulnerable. This includes targeted adjustments to programs, including adjusting the Interim Housing Assistance Program commensurate with the decline in asylum claimants.

To reduce duplication and streamline delivery, IRCC will transfer responsibility for employer-focused compliance inspections under the International Mobility Program (IMP) to Employment and Social Development Canada. Both organizations conduct parallel inspections under separate programs (the IMP and the Temporary Foreign Worker Program), using similar tools and authorities, resulting in duplication of effort, oversight, and internal service demands. This change would simplify the compliance landscape for employers, while supporting more coherent federal oversight.

IRCC will also readjust the Settlement Program to implement limits to program eligibility for economic immigrants. The program will continue to support most recent arrivals to overcome barriers in integrating into Canadian society. IRCC will also introduce a modest co-payment model to its Interim Federal Health Program for supplemental health products or services (such as prescription medication and dental care).

Finally, IRCC will streamline its internal services – using technology to improve productivity, reducing the number of external consultants and investing in internal capacity, and reevaluating human resources requirements, including management layers.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Immigration, Refugees and Citizenship Canada

Modernising Government Operations	140.4	255.1	278.2	259.1	259.1

Streamlining Program Delivery	121.1	198.3	245.3	258.8	259.5

Recalibrating Government Programs	21.0	93.6	95.6	95.6	95.6

Total	282.3	546.9	619.1	613.5	614.2

  Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 311

Indigenous Services

Indigenous Services Canada (ISC) has a mandate to improve access to high quality services for First Nations, Inuit and Métis. The Department works collaboratively with partners to support and empower Indigenous Peoples to independently deliver services and address the socio-economic conditions in their communities.

To protect services to Indigenous peoples, ISC will be identifying savings of 2 per cent of its review base while recognizing the essential role of effective and efficient program and service delivery in addressing the persistent socio-economic gaps experienced by Indigenous communities throughout the country.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing
Indigenous Services Canada

Total	494.0	494.0	494.0	494.0	494.0

  Note: Final allocation between review themes to be determined following Budget 2025.

312 ANNEX THREE

Innovation, Science and Industry

Innovation, Science and Economic Development Canada

To meet up to 15 per cent in savings targets over three years, Innovation, Science and Economic Development Canada (ISED) will reorient its skills programming to avoid duplication, while seeking to limit impacts on stakeholders and clients. Focusing on initiatives that have achieved their goals or are no longer fit-for-purpose, ISED will reduce or wind down certain programming. These actions to be more efficient are complemented by the government’s recent investment of $5 billion over six years, starting in 2025-26, for the Strategic Response Fund which will provide flexible terms to help firms in all sectors and regions impacted by tariffs to adapt, diversify, and grow.

ISED will reprioritize its science and industry programming to improve alignment with its core mandate and reduce overlap with other federal, provincial, and territorial investments. This will include, among other things, not renewing certain funding envelopes in the Global Innovation Clusters and the Strategic Innovation Fund, namely the Net Zero Accelerator due to declining demand, where initiatives have accomplished their goals or may be superseded by other programming.

To better align its programs with current priorities and reduce redundancies, ISED will transfer the Canadian Small Business Financing Program to the Business Development Bank of Canada. ISED will also streamline its business support services, such as Digital Services to Business, to improve efficiency. Targeted reductions will be made in certain entrepreneurial and innovation programs as well as at the Canada Foundation for Innovation.

Finally, ISED will realize additional savings by reducing its operational and capital footprint to become more agile and improve service delivery. This will include streamlining administrative functions, flattening management structures, reducing specialized personnel, and lowering reliance on external consultants.

National Research Council of Canada

To meet up to 15 per cent in savings targets over three years, the National Research Council of Canada (NRC) will reorganize its operations and research activities to focus on the most relevant and impactful areas. This includes divesting from some research capabilities, including exploring options to best position the Canadian Photonics Fabrication Centre to attract private capital,

COMPREHENSIVE EXPENDITURE REVIEW 313

scale its operations, and serve as a platform for Canadian innovation and new photonic applications, including in the face of the rise of AI and related compute infrastructure.

NRC will focus its Industrial Research Assistance Program (IRAP) by adjusting contributions to some program streams, while not impacting strategic sectors. This approach will ensure equitable support across industries or regions, while preserving IRAP’s capacity to identify and invest in new, emerging technologies, and keep pace with the speed of industry.

NRC will also redistribute capabilities to enable more effective service delivery while allowing the most strategic activities to be maintained, including delivering an ambitious defence industrialization agenda, and optimizing research centre operations.

Statistics Canada

To meet up to 15 per cent in savings targets over three years, Statistics Canada (StatsCan) will increase the efficiency of its statistical programs by adopting new tools and methods to reduce costs while continuing to deliver relevant and high-quality data for Canadians. For example, the frequency of data collection will be reduced where the requirements can be met through statistical modelling or other modern methods. In addition, adjustments will be made to the frequency and level of detail collected for data sets which demonstrate less relevance to Canadians.

StatsCan will also modernize processes, flatten management structures, and modernize its internal services. These changes will build on the agency’s prior strategic investments in technology, particularly in artificial intelligence, machine learning and automation, which have already been shown to improve operational efficiency and responsiveness.

Collectively, these measures will ensure that the agency remains sustainable and focused on delivering the most critical and relevant data for Canadians. Statistics Canada’s commitment to quality, integrity, and evidence-based support for government and Canadians will remain unchanged.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing
Innovation, Science and Economic Development Canada

314 ANNEX THREE

Modernising Government Operations	16.0	30.0	51.3	51.3	51.3

Streamlining Program Delivery	11.4	12.6	46.5	26.5	26.5

Recalibrating Government Programs	696.3	752.4	838.7	838.7	838.7

Sub-Total	723.8	795.0	936.5	916.5	916.5

National Research Council of Canada

Modernising Government Operations	17.5	34.3	48.3	49.4	49.4

Recalibrating Government Programs	77.8	92.8	142.4	141.2	141.2

Sub-Total	95.3	127.1	190.6	190.6	190.6

Statistics Canada

Modernising Government Operations	54.0	72.1	108.1	104.7	104.7

Sub-Total	54.0	72.1	108.1	104.7	104.7

Canadian Space Agency	6.7	11.9	14.4	8.3	8.3

Canadian Tourism Commission	4.8	6.5	6.9	6.9	6.9

Total	884.6	1,012.6	1,256.6	1,227.2	1,227.2

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 315

Justice

To meet up to 15 per cent in savings targets over three years, the Department of Justice will introduce process efficiencies and standardization, which will include amalgamating business units, reducing redundancies, imposing leaner management and leveraging AI. These investments in AI, specifically advanced analytics and automation tools, will help address the growing demand for legal services more efficiently.

To more effectively deliver legal services, the Department of Justice will explore opportunities to review limits to access the informal procedure in income tax and GST appeals at the Tax Court of Canada. Increasing these limits, which have not been updated since 2013, will promote cost-effective dispute resolution, and lower litigation cost for Canadians and Canadian businesses and the federal government. These changes will require legislative amendments.

The Canadian Human Rights Commission is introducing an organizational realignment and implementing a more streamlined structure, which includes consolidating the roles of the Chief Commissioner and Deputy Chief Commissioner.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Department of Justice

Modernising Government Operations	22.8	30.9	43.5	43.5	43.5

Sub-Total	22.8	30.9	43.5	43.5	43.5

Administrative Tribunals Support

Service of Canada	5.2	6.9	10.3	10.3	10.3

Canadian Human Rights

Commission	0.5	1.2	2.5	2.5	2.5

Law Commission of Canada	0.3	0.4	0.6	0.6	0.6

Office of the Director of Public

Prosecutions	0.1	0.9	0.9	0.9	0.9

Total	28.8	40.3	57.8	57.8	57.8

316 ANNEX THREE

National Defence

Our Government is making a generational investment in defence that will create good, high-paying careers for Canadians, and strengthen our economy and collective resilience. Recognizing its essential mandate to protect our sovereignty and secure our borders, the Department of National Defence (DND) was provided with a reduction target of 2 per cent of its review base. Streamlining and recalibrating current spending that is not cost effective will free up resources that could be reinvested in defence and help Canada achieve the North Atlantic Treaty Organization’s Defence Investment Pledge.

To achieve savings, DND will retire selected fleets that are nearing the end of their service lives, face rising sustainment costs, and that either no longer align with future Canadian Armed Forces operational requirements or for which replacement capabilities have already been identified. Retiring these increasingly costly platforms, which have diminishing strategic value, will ensure that resources are focused on acquiring and fielding modern capabilities for the Canadian Armed Forces.

In parallel, DND will readjust its real property portfolio through divestment of underutilized, obsolete or surplus assets. Where appropriate, divested assets may be repurposed by other levels of government or the private sector, creating additional public value.

DND will also expand the use of the proven Energy Performance Contract model to retrofit defence facilities with energy-efficient systems financed by third-party Energy Service Companies who are repaid directly from guaranteed utility cost savings. This is a scalable and low-risk solution that reduces recurring costs, modernizes defence infrastructure, and advances Canada’s climate commitments while ensuring fiscal discipline.

Finally, DND will modernize governance practices and internal services to address systemic inefficiencies that create bottlenecks and contribute to project delivery delays that result in increased costs. Reducing these administrative burdens will allow DND and its partners to focus on execution rather than process and accelerate the delivery of new capabilities.

COMPREHENSIVE EXPENDITURE REVIEW 317

The Canadian Coast Guard joined DND on September 2, 2025. As it integrates with the defence team, opportunities to improve efficiency and effectiveness and reduce duplication will be identified.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Department of National Defence

Modernising Government Operations	459.4	459.7	460.3	460.3	457.3

Sub-Total	459.4	459.7	460.3	460.3	457.3

Communications Security

Establishment	19.9	19.9	19.9	19.9	19.9

Total	479.3	479.6	480.2	480.2	477.2

Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

318 ANNEX THREE

Privy Council

To meet up to 15 per cent in savings targets over three years, the Privy Council Office (PCO) will recalibrate to programming that is no longer a priority or has objectives that overlap and could be better delivered by other departments, such as the Clean Growth Office and PCO programming for Public Lands and Housing.

PCO will also modernize its organization to deliver efficiencies, including automating external correspondence, modernising the administration of Governor in Council appointees, and improving its processes to support Cabinet Committees. PCO will also consolidate its internal services, including human resources, finance and information technology.

PCO will revisit its programs where functions may be overlapping and duplicative with what is delivered by other organizations. For example, this could include working with security partners to rationalize resources dedicated to analysing intelligence information within government.

millions of dollars
	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Privy Council Office

Modernising Government Operations	14.9	19.9	29.8	29.8	29.8

Sub-Total	14.9	19.9	29.8	29.8	29.8

Canadian Transportation Accident

Investigation and Safety Board	0.7	0.9	1.4	1.4	1.4

Public Service Commission	2.6	4.8	4.6	4.6	4.6

Secretariat of the National Security and Intelligence Committee of Parliamentarians	0.3	0.4	0.5	0.5	0.5

Total	18.4	25.9	36.3	36.3	36.3

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 319

Public Safety

Department of Public Safety and Emergency Preparedness

To strengthen its mandate to keep Canadians safe from a range of risks, including natural disasters, crime and terrorism, while meeting up to 15 per cent in savings targets over three years, Public Safety and Emergency Preparedness (PSEP) will work to become a leaner, more efficient department to better serve Canadians. This will be done by rightsizing leadership by reducing executive and administrative roles to flatten organizational structures and enhance productivity, consolidating internal functions to eliminate duplication and improve service delivery and discontinuing services with minimal operational impact, such as the Centre for Resilience and Continuity Management and the Public Safety Library. PSEP will also leverage technology and AI to automate tasks, and reduce software licensing requirements to achieve savings.

PSEP will also refocus on core aspects of federal emergency management responsibilities. Emergency management functions and programs at PSEP have evolved in response to growing risks and demands. However, this evolution has often been fragmented—units have adapted independently while others have remained unchanged despite shifting priorities. At the same time, emerging priorities—such as national readiness and response capacity—require sustained attention and dedicated resources. Modernising the organisational structure will address inefficiencies and create space to strategically advance critical and emergencies priorities.

Canada Border Services Agency

Recognizing its essential mandate to protect our sovereignty and secure our border and keep communities safe, the Canada Border Services Agency (CBSA) was provided with a reduction target of 2 per cent of its review base. Proposed savings will not impact border security, revenue collection or commercial facilitation operations.

320 ANNEX THREE

To achieve operating efficiencies, CBSA will reduce the cost of using and maintaining its equipment and IT assets by decommissioning legacy software applications. Recognizing the lifecycle of vehicles in Canada, CBSA will reduce the pace of replacing fleet vehicles—extending its fleet lifecycle from 7 to 10 years and will review the structure of its national headquarters to standardize organizational structures. It will reduce discretionary spending on travel and training, and review overtime spending, while assigning resources with a focus on service delivery needs (e.g., border wait times or other performance metrics) when making decisions on overtime spending.

These efficiencies will complement measures announced by the Prime Minister on October 17, 2025 to provide $617.7 million over five years, starting in 2025-26, with $51.3 million in remaining amortisation and $198.3 million ongoing through Budget 2025 to support CBSA core operations and increase the CBSA’s recruit stipend. This funding is complementary to the $1.3 billion Border Plan announced in December 2024, which together will allow the CBSA to hire up to 1,000 new officers.

Correctional Service Canada

To meet up to 15 per cent in savings targets over three years, Correctional Service Canada (CSC) will transform the way it works through greater integration of its programming and case management, better use of digital tools, and by realigning and Modernising its internal services, to improve efficiency and outcomes.

In addition, operational efficiencies will be realized through efforts such as the restructuring of the Parole Officer orientation training, which will modernize delivery, tailor content, and better support new officers in their roles.

CSC’s internal services teams will refocus on critical priorities, flatten organizational structures, align with modern practices, and reduce administrative burden. This will include optimization of its office footprint and a reorganization of its regional arrangements to improve efficiency, consistency, and accountability in its work. This renewed structure and way of working will strengthen CSC’s ability to build partnerships (e.g., with provinces, territories, Indigenous governments, and community organizations) and make the organization more agile.

COMPREHENSIVE EXPENDITURE REVIEW 321

Royal Canadian Mounted Police

Recognizing its essential mandate to keep Canadians safe and secure and protect our sovereignty, the Royal Canadian Mounted Police (RCMP) was provided with a reduction target of 2 per cent of its review base. Proposed savings will not impact policing operations. Budget 2025 makes significant investments in the RCMP to expand its capacity by hiring 1,000 personnel to increase federal policing capacity across Canada to combat crime.

The RCMP will reduce expenditures at its national headquarters by centralizing, restructuring and right-sizing key national and administrative functions by Modernising processes and more effectively using existing tools, technology and systems.

The RCMP will also adjust how it delivers the Cannabis for Medical Purposes benefit. Currently, the program reimburses medical cannabis at a rate of $8.50 per gram, which is significantly above the market price. RCMP will transition to reimburse at $6.00 per gram – which still remains above, but closer to the market price. This adjustment maintains existing entitlements to meet the needs of RCMP members, while ensuring the government is paying a fair price to provide this support. For those members who already purchase medical cannabis for $6.00 per gram or less, they will see no change.

Government of Canada benefits are generally escalated annually using the Consumer Price Index (CPI), with limited exceptions. CPI is widely considered to be the most accurate and transparent measure to ensure that benefits keep up with the cost of living. As part of the Comprehensive Expenditure Review, the government announces its intention to propose amendments to index Disability Pension benefits to the CPI for RCMP serving and retired members. These changes will ensure benefits are indexed in a transparent manner consistent with approaches used for other benefits such as the Canada Child Benefit, Old Age Security, federal government pension plans, and well as the Canada Pension Plan.

For the adjustment to the disability pension indexation and the Cannabis for Medical Purposes benefit, savings represent actuarial accounting adjustments of employee future benefits. Savings on a cash basis will be gradual, being realized over time as benefit payments are issued at a lower rate compared to the current status quo.

322 ANNEX THREE

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Public Safety and Emergency Preparedness

Modernising Government Operations	15.3	20.4	30.6	30.6	30.6

Sub-Total	15.3	20.4	30.6	30.6	30.6

Canada Border Services Agency

Modernising Government Operations	52.0	52.0	52.0	52.0	52.0

Sub-Total	52.0	52.0	52.0	52.0	52.0

Correctional Service of Canada

Modernising Government Operations	75.6	104.9	132.2	132.2	132.2

Sub-Total	75.6	104.9	132.2	132.2	132.2

Royal Canadian Mounted Police

Modernising Government Operations	1,599.9	1,525.3	1,521.6	1,432.9	713.3

Sub-Total	1,599.9	1,525.3	1,521.6	1,432.9	713.3

Canadian Security Intelligence Service	14.4	14.4	14.4	14.4	14.4

Office of the Correctional Investigator of Canada	0.5	0.7	1.1	1.1	1.1

Parole Board of Canada	4.4	5.8	8.5	8.5	8.5

Total	1,762.2	1,723.6	1,760.5	1,671.7	952.2

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

Financial impact of RCMP reductions on a cash basis

millions of dollars, cash basis

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Royal Canadian Mounted Police

Modernising Government Operations	39.2	42.9	50.8	60.1	697.3

Total	39.2	42.9	50.8	60.1	697.3

COMPREHENSIVE EXPENDITURE REVIEW 323

Public Services and Procurement

Public Services and Procurement Canada

To meet up to 15 per cent in savings targets over three years, Public Services and Procurement Canada (PSPC) will undertake strategic realignments to reduce ongoing costs to operate programs and efficiently deliver services as a common service provider for the government. PSPC will reduce ongoing costs for its Real Property Revolving Fund, by focusing on core mandates, Modernising operations, and reducing duplicative functions. PSPC will wind down activities of the Canada General Standards Board, as this optional service will be better served via alternative organizations given that there are 15 other accredited Standards Development Organizations operating in Canada.

To further achieve efficiencies, PSPC will reduce funding to pilot and innovation projects for Laboratories Canada.

PSPC will also review its internal processes to reduce administrative requirements, and delayer management. It will advance digital delivery of procurement-related documents and better manage project delivery, and reduce spending on professional services and travel. The Department will also implement the use of AI chat bots and self-service tools to improve service delivery.

These measures to enhance efficiency will support PSPC’s delivery of the Buy Canadian Policy, as announced by the Prime Minister on September 5, 2025.

Shared Services Canada

To meet up to 15 per cent in savings targets over three years, Shared Services Canada (SSC) will be implementing efficiencies government-wide by standardizing platforms, including realigning enterprise software offerings to match current needs, eliminating low-use or redundant licences, and eliminating non-essential fixed lines.

324 ANNEX THREE

SSC will also retire outdated technologies, systems and infrastructure that are costly to operate, difficult to secure, and limit innovation. This includes migrating workloads and hardware from remaining legacy data centres into modern facilities to reduce outage risks to support critical services, and shrink the government’s costly legacy IT footprint. SSC will review, consolidate and renegotiate contracts to eliminate duplication, secure better pricing, and align spending with enterprise needs. By transitioning to modernized, cost-effective solutions, significant savings will be achieved through ending or reducing support for legacy systems, which are often expensive to maintain and operate due to outdated technologies and higher risks of system failure.

To modernize workflows, reduce manual effort and optimize service delivery, SSC will leverage emerging technologies to automate repetitive tasks, use AI-driven tools to optimize operations and service delivery, automating common IT support requests to reduce call volumes and costs while improving user experience.

SSC will also build up its in-house capacity and expertise to reduce spending on external consultants and contractors for ongoing operations. By developing internal skills, re-skilling staff, and optimizing resource allocation, SSC will lower contracted service costs while strengthening institutional knowledge.

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Ongoing

Public Services and Procurement Canada

Modernising Government Operations	108.9	147.0	190.8	195.6	190.2

Sub-Total	108.9	147.0	190.8	195.6	190.2

Shared Services Canada

Modernising Government Operations	159.3	212.4	318.5	318.5	318.5

Sub-Total	159.3	212.4	318.5	318.5	318.5

National Capital Commission	7.2	9.6	14.4	14.4	14.4

Total	275.3	369.0	523.8	528.6	523.1

COMPREHENSIVE EXPENDITURE REVIEW 325

Transport

Transport Canada

To meet up to 15 per cent in savings targets over three years, Transport Canada (TC) will implement a more modern and flexible regulatory and oversight regime that will allow the department to respond to rapid technological change, modernize services, facilitate regulatory compliance, and allocate resources more efficiently. These actions will help Transport Canada deliver for Canadians, including through the new Trade Diversification Corridors Fund – a fund of $5 billion over seven years, starting in 2025-26, to strengthen supply chains, unlock new export opportunities and build a more resilient, diversified economy.

Capitalizing on the work under the Government’s Reducing Regulatory Red Tape initiative, TC will deploy advanced technology and automation, where possible, to reduce duplication, modernize processes, and more closely align activities with the department’s mandate to support a safe and secure, efficient and environmentally responsible transportation system. This integration of innovative practices and technologies with TC’s expert workforce will also maximize the impact of its oversight and inspection efforts while seeking to reduce regulatory burden on industries.

TC will also further refine its program portfolio to better align with its core mandate and with evolving industry needs. As part of this strategic realignment, TC will phase out, or reduce, selected programs that overlap with initiatives that are better delivered by other departments, or which have successfully fulfilled their objectives. This includes the Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles program, which will conclude at the end of 2025-26.

TC will also implement a series of initiatives to reorient its operations and administrative structures. This includes consolidating management layers, centralizing internal services, and restructuring regional offices to ensure they reflect Canada’s evolving transportation landscape. TC’s aviation services, which provide a range of aviation services to government departments and agencies, will be restructured, transferring most core aviation services functions and assets to the Department of National Defence, while seeking to leverage commercial offerings where appropriate. The high standard of training and certification of pilots will be maintained, with no impact on commercial and non-commercial pilots in Canada.

326 ANNEX THREE

Canadian Air Transport Security Authority

To meet up to 15 per cent in savings targets over three years, the Canadian Air Transport Security Authority (CATSA) will deliver efficiencies without impacting the public, air travelers and stakeholders. CATSA will reduce its day-to-day expenses by minimizing spending on professional services, leveraging technology to automate certain processes and functions, and modernising its organizational structure.

CATSA will also work with Transport Canada to implement regulatory modernization opportunities to improve efficiencies, with no impact on the security of travelers. This includes alignment with recent changes implemented by the United States, and the introduction of other labour-saving best practices to modernize service delivery.

Embracing innovation will also drive efficiencies and strengthen national security. This will include deploying automated systems to detect prohibited items at pre-board screening checkpoints and enhance screening efficiency. CATSA will further examine opportunities to integrate this technology into screening processes with Transport Canada. Savings will materialize once these technologies have been integrated within existing security infrastructure in alignment with global best practices following extensive validation and testing.

millions of dollars
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing
Transport Canada

Modernising Government Operations	25.3	38.0	86.2	91.7	91.7

Recalibrating Government Programs	301.8	268.0	298.0	298.0	298.0

Sub-Total	327.1	306.1	384.2	389.7	389.7
Canadian Air Transport Security Authority

Modernising Government Operations	30.5	31.8	48.9	48.9	48.9

Sub-Total	30.5	31.8	48.9	48.9	48.9

Alto (formerly VIA HFR)	36.9	27.2	38.6	24.3	0.0

Marine Atlantic Inc.	1.0	3.7	4.0	4.1	4.8

VIA Rail	6.5	8.2	11.6	11.6	11.6

Total	402.0	377.1	487.3	478.6	455.0

 Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

COMPREHENSIVE EXPENDITURE REVIEW 327

Treasury Board

The Treasury Board of Canada Secretariat (TBS) continues to play a vital leadership role in managing government resources—including finance, human resources, and information technology—while evolving to meet the needs of a modern public service. To meet up to 15 per cent in savings targets over three years, TBS will refocus on its core business functions and modernize its organizational structure and processes to enhance agility and efficiency.

To support this shift, TBS will reorient initiatives that have achieved their intended goals or where opportunities exist to integrate efforts more effectively. For example, having developed policy, guidance, centralized tools and oversight mechanisms to support the Government of Canada’s Enterprise Cyber Security Strategy, TBS will allow the related temporary funding to wind down and reorient its role toward strategic coordination and support. TBS will recalibrate its involvement in the Low Carbon Fuel Production Program, shifting toward direct collaboration with organizations that are best positioned to reduce greenhouse gas emissions and adopt low-carbon solutions.

TBS will also transform its internal operations by consolidating work units, rightsizing management and administrative support, and Modernising key processes. This includes enhancing leadership development and talent management programs, and leveraging automation to drive consistency, scalability, and service excellence across the organization.

millions of dollars
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing
Treasury Board Secretariat

Modernising Government Operations	28.9	38.5	57.8	57.8	57.8

Sub-Total	28.9	38.5	57.8	57.8	57.8

Canada School of Public Service	5.5	7.3	10.9	10.9	10.9

Total	34.3	45.8	68.7	68.7	68.7

Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

328 ANNEX THREE

Veterans Affairs

To meet up to 15 per cent in savings targets over three years, Veterans Affairs Canada (VAC) is implementing program changes while protecting client-facing services. The government is committed to ensuring Veterans receive the timely, compassionate support they need, as demonstrated through the financial commitment in Budget 2025 for stabilising the processing capacity for disability benefits applications and modernising IT infrastructure.

Similar to the RCMP, VAC will adjust how it delivers the Cannabis for Medical Purposes benefit. Currently, the program reimburses medical cannabis at a rate of $8.50 per gram, which is significantly above the market price. VAC will transition to reimburse at $6.00 per gram – which still remains above, but closer to the market price. This adjustment maintains existing entitlements to meet the needs of Veterans, while ensuring the government is paying a fair price to provide this support. For those Veterans who already purchase medical cannabis for $6.00 per gram or less, they will see no change. Savings represent an actuarial accounting adjustment of employee future benefits. Savings on a cash basis will be gradual, being realized over time as benefit payments are issued at a lower rate compared to the current status quo.

millions of dollars
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Department of Veterans Affairs

Modernising Government Operations	1,186.0	1,195.0	1,064.0	788.0	374.0

Total	1,186.0	1,195.0	1,064.0	788.0	374.0

  Note: Organisations in this portfolio that are not listed in this table are not part of the planned reductions in Budget 2025.

Financial impact of VAC reductions on a cash basis

millions of dollars, cash basis
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing
Modernising Government Operations	88.0	101.0	110.0	119.0	129.0

Total	88.0	101.0	110.0	119.0	129.0

COMPREHENSIVE EXPENDITURE REVIEW 329

Women and Gender Equality

The Department for Women and Gender Equality (WAGE) empowers women and 2SLGBTQI+ people through programs that enhance meaningful participation in our economy. The Department’s work extends across government, and affects the lives of Canadians, ensuring that women, girls, and 2SLGBTQI+ people can achieve their full potential.

Budget 2025 proposes to provide WAGE with funding of $528.4 million over four years, starting in 2026-27, with $132.1 million ongoing, to continue conducting its critical work towards eliminating discrimination and advancing the rights of women and 2SLGBTQI+ communities.

To protect the essential mandate of WAGE, the department will be identifying savings of 2 per cent of its review base.

millions of dollars
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing
Women and Gender Equality Canada

Total	8.0	8.0	8.0	8.0	8.0

 Note: Final allocation between review themes to be determined following Budget 2025.

330 ANNEX THREE

Modernising Operations at the Federal

Research Granting Councils

The federal research granting councils, the Canadian Institutes of Health Research (CIHR), the Natural Sciences and Engineering Research Council of Canada (NSERC) and the Social Sciences and Humanities Research Council of Canada (SSHRC), play an important role in advancing the government’s growth agenda by advancing research and attracting top international research talent.

To protect the essential role of the federal research granting councils, these organizations will achieve savings of 2 per cent of their respective review bases.

millions of dollars
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing
Research Granting Councils

Total	83.0	83.0	83.0	83.0	83.0

Note: Final allocation between review themes to be determined following Budget 2025.

Modernising Operations at the Regional

Development Agencies

To meet up to 15 per cent in savings targets over three years, the Regional Development Agencies (RDAs) will recalibrate their programming suite to focus on their mandate to promote long-term economic development. The agencies will reprioritize their respective Regional Economic Growth through Innovation programs towards support that strengthens their regions’ economic development, focusing on investments that drive economic growth. The RDAs will also wind down the Tourism Growth Program after 2025-26, with the industry continuing to be supported by regular programming.

The RDAs will also modernise their operations and internal services to reflect their program funding going forward and will implement targeted process improvements by optimizing their workflows and reducing duplication by integrating new technologies. Through digital transformation and integrating AI, as well as simplifying processes, the RDAs will increase their efficiency and minimize the impact of the reductions on client services.

COMPREHENSIVE EXPENDITURE REVIEW 331

These recalibrations are complemented by the recent provision of $1 billion to the RDAs to support a Regional Tariff Response Initiative.

millions of dollars
	2026-	2027-	2028-	2029-
	2027	2028	2029	2030	Ongoing

Regional Development Agencies

Modernising Government Operations	104.9	135.5	203.5	193.3	193.3

Total	104.9	135.5	203.5	193.3	193.3

332 ANNEX THREE

Tax Measures:

Supplementary Information

Overview	335

Personal Income Tax Measures	337

Personal Support Workers Tax Credit	337

Automatic Federal Benefits for Lower-Income Individuals	338

Top-Up Tax Credit	339

Qualified Investments for Registered Plans	340

Information Sharing – Worker Misclassification	342

Home Accessibility Tax Credit	343

21-Year Rule	343

Canada Carbon Rebate	344

Business Income Tax Measures	344

Immediate Expensing for Manufacturing and Processing Buildings	344

Scientific Research and Experimental Development Tax Incentive Program	345

Agricultural Cooperatives: Patronage Dividends Paid in Shares	346

Critical Mineral Exploration Tax Credit	347

Clean Technology Manufacturing Investment Tax Credit	347

Investment Tax Credit for Carbon Capture, Utilization, and Storage	348

Clean Electricity Investment Tax Credit and Canada Growth Fund	349

Tax Deferral Through Tiered Corporate Structures	349

Eligible activities under the Canadian Exploration Expense	351

International Tax Measures	351

Transfer Pricing	351

Investment Income Derived from Assets Supporting Canadian Insurance Risks	355

Sales and Excise Tax Measures	355

Underused Housing Tax	355

Luxury Tax on Aircraft and Vessels	356

Carousel Fraud	356

GST/HST Treatment of Manual Osteopathic Services	358

TAX MEASURES: SUPPLEMENTARY INFORMATION 333

Strategic Environmental and Economic Assessment Statement	359

Previously Announced Measures	362

Notices of Ways and Means Motion	367

334

Overview

This annex provides detailed information on tax measures proposed in the Budget.

Table 1 lists these measures and provides estimates of their fiscal impact.

The annex also provides Notices of Ways and Means Motion to amend the Income Tax Act, the Excise Tax Act, the Underused Housing Tax Act and the Select Luxury Items Tax Act and draft amendments to various regulations.

In this annex, all references to “Budget Day” are to be read as references to the day on which this Budget is presented.

TAX MEASURES: SUPPLEMENTARY INFORMATION 335

Table 1

Revenue Impacts of Proposed Tax Measures1, 2

(millions of dollars)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

Personal Income Tax

Personal Support Workers Tax Credit	70	285	290	295	305	1,245

Less: Amounts Provisioned in the Fiscal Framework	-282	-289	-296	-304	-	-1,171

Automatic Federal Benefits for Lower-Income Individuals	-	-	15	56	103	174

Top-Up Tax Credit	10	15	15	15	15	70

Qualified Investments for Registered Plans	-	-	-	-	-	-

Information Sharing – Worker Misclassification	-	-	-	-	-	-

Home Accessibility Tax Credit	-1	-5	-5	-5	-5	-21

21-Year Rule	-	-	-	-	-	-

Canada Carbon Rebate	-	-	-	-	-	-

Business Income Tax

Immediate Expensing for Manufacturing and Processing Buildings	45	280	310	265	265	1,165

Scientific Research and Experimental Development Tax Incentive Program	3	70	85	65	70	293

Agricultural Cooperatives: Patronage Dividends Paid in Shares	-	8	9	8	8	33

Critical Mineral Exploration Tax Credit	4	2	-1	-	-	5

Clean Technology Manufacturing Investment Tax Credit	-	1	1	1	1	4

Investment Tax Credit for Carbon Capture, Utilization, and Storage	-	-	-	-	-	-

Clean Electricity Investment Tax Credit and Canada Growth Fund	-	-	-	-	-	-

Tax Deferral Through Tiered Corporate Structures	-	-470	-30	-20	-20	-540

Eligible activities under the Canadian Exploration Expense	-	-	-	-	-	-

International Tax Measures

Transfer Pricing	-10	-55	-100	-145	-200	-510

Investment Income Derived from Assets Supporting Canadian Insurance Risks	-	-50	-70	-70	-65	-255

Sales and Excise Tax Measures

Underused Housing Tax	30	30	30	30	30	150

Luxury Tax on Aircraft and Vessels	11	26	31	31	36	135

Carousel Fraud	-	-15	-25	-25	-25	-90

GST/HST Treatment of Manual Osteopathic Services	-	-	-	-	-	-
[1]	A positive amount represents a decrease in revenue; a negative amount represents an increase in revenue.
[2]	A “–” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

336

Personal Income Tax Measures

Personal Support Workers Tax Credit

Budget 2025 proposes to introduce a temporary Personal Support Workers Tax Credit, which would provide eligible personal support workers working for eligible health care establishments with a refundable tax credit of 5 per cent of eligible earnings, providing a credit value of up to $1,100.

Eligible Personal Support Worker

A number of conditions would need to be met to be considered an eligible personal support worker. The person must ordinarily provide one-on-one care and essential support to optimise and maintain another individual’s health, well-being, safety, autonomy, and comfort, consistent with that individual’s health care needs as directed by a regulated health care professional or a provincial community health organization. The person’s main employment duties must include helping patients with activities of daily living and mobilization.

Eligible Health Care Establishment

Eligible health care establishments would be hospitals, nursing care facilities, residential care facilities, community care facilities for the elderly, home health care establishments, and other similar regulated health care establishments.

Eligible Earnings

Eligible earnings would include all taxable employment income, including wages and salaries, and employment benefits (as well as similar tax-exempt income and benefits earned on a reserve) that is earned as an eligible personal support worker performing employment duties for eligible health care establishments.

Amounts earned in British Columbia, Newfoundland and Labrador, and the Northwest Territories would not be eligible, as these jurisdictions have signed bilateral agreements with the federal government to include a “Personal Support Workers and Related Professions Addendum” to their Aging with Dignity funding agreements, which provide funding over five years to increase personal support workers’ wages.

Employers would need to certify their employees’ eligible earnings in prescribed form and manner.

TAX MEASURES: SUPPLEMENTARY INFORMATION 337

Other

Individuals would need to file a tax return to be eligible for this refundable tax credit. If an eligible individual dies during a calendar year, any tax return filed by the individual’s legal representative would be deemed to have been filed by the individual.

Where an eligible individual becomes bankrupt in a taxation year, that individual’s eligible earnings from both the pre-bankruptcy and post-bankruptcy period would be taken into consideration when computing this tax credit.

Coming into Force

This measure would apply to the 2026 to 2030 taxation years.

Automatic Federal Benefits for Lower-Income Individuals

Canada’s tax system is based on self-assessment and self-reporting. The Income Tax Act requires individuals with tax payable to file a tax return. In general, individuals also need to file a tax return annually to receive the benefit and credit payments delivered through the tax system, because the Canada Revenue Agency (CRA) determines entitlement for most benefits on net income.

Budget 2025 proposes to amend the Income Tax Act to grant the CRA the discretionary authority to file a tax return for a taxation year on behalf of an individual (other than a trust) who meets all the following criteria:

●	the individual’s taxable income for the taxation year is below the lower of either the federal basic personal amount or provincial equivalent (plus the age amount and/or disability amount, where applicable);

●	all income of the individual for the taxation year is from sources for which specified information returns have been filed with the CRA;

●	at least once in the preceding three taxation years, the individual has not filed a return;

●	the individual has otherwise not filed a return for the taxation year prior to, or within 90 days following, the tax filing deadline for the year; and

●	any other criteria, as determined by the Minister of National Revenue.

Prior to filing a return on behalf of an eligible individual, the CRA would provide the individual with the information it has available at the time in respect of their tax return. The eligible individual would have 90 days to review the information and submit changes to the CRA. If the eligible individual does not confirm the

338

information (with or without changes) by the end of the 90 days, the CRA could file a tax return on the individual’s behalf. The CRA would then issue a notice of assessment, and subsequently determine and issue the individual’s credit and benefit entitlements.

Certain basic information, such as marital status, may require confirmation from the individual before the CRA can issue a payment of benefits. Some entitlements require a return to be filed by the individual’s spouse or common-law partner. The CRA may be able to file a return on behalf of the individual’s spouse if it is determined that they meet the criteria.

The existing assessment, objection, and appeal processes would apply to assessments issued under these provisions. If it is determined after a tax return has been filed by the CRA that the taxpayer did not meet the requirements for automatic tax filing, the tax return will be deemed not to have been filed.

Individuals would be able to opt out of automatic tax filing.

This measure would apply to the 2025 and subsequent taxation years (i.e., filing could begin in 2026).

Consultation

The government is seeking Canadians’ views on this measure. Interested parties are invited to send written representations to the Department of Finance Canada at autotaxfiling-autoimpot@fin.gc.ca by January 30, 2026.

Top-Up Tax Credit

The rate applied to most non-refundable tax credits is based on the first marginal personal income tax rate. The middle-class tax cut announced in May 2025, and included in Bill C-4, currently before Parliament, would reduce the first marginal personal income tax rate, and thus the rate applied to most non-refundable tax credits, from 15 per cent to 14.5 per cent for the 2025 taxation year, and to 14 per cent for the 2026 and subsequent taxation years.

In very rare cases where an individual’s non-refundable tax credit amounts exceed the first income tax bracket threshold ($57,375 in 2025), the decrease in the value of these credits may exceed their tax savings from the rate reduction. This could happen in circumstances where an individual claims a large one-time expense, such as amounts for high tuition or medical expenses, or claims a combination of large tax credits. In some cases, these claims are for both themselves and a dependant, or include amounts carried forward from previous years.

TAX MEASURES: SUPPLEMENTARY INFORMATION 339

To ensure that no one in this circumstance has their tax liability increased by the middle-class tax cut, and to help Canadians transition to the lower credit rate, Budget 2025 proposes to introduce a new non-refundable Top-Up Tax Credit. The credit would effectively maintain the current 15-per-cent rate for non-refundable tax credits claimed on amounts in excess of the first income tax bracket threshold.

The Top-Up Tax Credit would apply for the 2025 to 2030 taxation years.

Qualified Investments for Registered Plans

Budget 2024 invited stakeholders to provide suggestions on improving the clarity and coherence of the qualified investments regime for seven types of registered plans: Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Tax-Free Savings Accounts (TFSAs), Registered Education Savings Plans (RESPs), Registered Disability Savings Plans (RDSPs), First Home Savings Accounts (FHSAs), and Deferred Profit Sharing Plans (DPSPs). The qualified investment regime governs what these plans can invest in. A broad range of assets are qualified investments, including mutual funds, publicly traded securities, government and corporate bonds, and guaranteed investment certificates.

Based on feedback received through the consultation process, Budget 2025 proposes the following amendments to simplify, streamline, and harmonise the qualified investment rules.

Small Business Investments

There are two sets of rules for registered plan investments in small businesses. The first set of rules applies to RRSPs, RRIFs, TFSAs, RESPs, and FHSAs, while the second set of rules applies only to RRSPs, RRIFs, RESPs, and DPSPs. Neither set of rules applies to RDSPs. The first set of rules provides for investments in what are known as specified small business corporations, venture capital corporations, and specified cooperative corporations. The second set of rules provides for investments in eligible corporations, small business investment limited partnerships, and small business investment trusts.

Each category of investments contains a number of specific rules and restrictions, which must be met in order to qualify. There is duplication and complexity within these rules, which leads to uncertainty as to which rules are meant to apply in a particular case and has led to some investment categories being underutilised. As examples, the eligible corporation rules have significant overlap with the specified

340

small business corporation rules and, in 2024, there were no small business investment trusts reported in Canada.

Budget 2025 proposes to simplify and streamline the rules relating to registered plan investments in small businesses, while maintaining the ability of registered plans to make such investments. In particular, the more broadly applicable first set of rules would be maintained and extended to RDSPs, while the second set of rules would be repealed. As a result,

●	RDSPs would be permitted to acquire shares of specified small business corporations, venture capital corporations, and specified cooperative corporations; and

●	Shares of eligible corporations and interests in small business investment limited partnerships and small business investment trusts would no longer be qualified investments.

These amendments would apply as of January 1, 2027. Interests in small business investment limited partnerships and small business investment trusts that are acquired before 2027 under the current rules would continue to be qualified investments. It is intended that shares of eligible corporations would continue to be qualified investments under the rules relating to specified small business corporations that would be maintained.

Registered Investment Regime

Registered investments are qualified investments for all registered plans. For a corporation or a trust to be a registered investment, it must be registered with the Canada Revenue Agency.

Units of a mutual fund trust are qualified investments, but the mutual fund trust can also be a registered investment. In order for a trust or corporation that is not sufficiently widely held (e.g., a trust that does not have the 150 unitholders required to qualify as a mutual fund trust) to qualify as a registered investment, the trust or corporation must hold only investments that would be qualified investments for the types of registered plans for which it is registered. Otherwise, the trust or corporation would be liable to pay a monthly tax of up to one per cent of the acquisition-date fair market value of the non-qualified investment. Stakeholders have suggested that the registration process does not add sufficient value to justify its associated compliance and administration burdens.

Budget 2025 proposes to replace the registered investment regime with two new categories of qualified investments which do not involve registration:

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●	Units of a trust that is subject to the requirements of National Instrument 81–102 published by the Canadian Securities Administrators (which regulates certain mutual funds and non-redeemable investment funds); and

●	Units of a trust that is an investment fund (as defined in existing tax rules) managed by a registered investment fund manager as described in National Instrument 31–103 published by the Canadian Securities Administrators.

It is generally expected that units or shares of funds that were registered investments would continue to qualify, either under existing rules or under one or both of the new categories of qualified investment trusts.

The registered investment regime would be repealed as of January 1, 2027. The new qualified investment trust rules would apply as of Budget Day.

Other Changes

Budget 2025 also proposes to make a number of other technical legislative amendments to simplify the qualified investment rules. Notably, the qualified investment rules for six types of registered plans (i.e., all plans except DPSPs) would be consolidated into one definition in the Income Tax Act.

In addition, the list of qualified investments prescribed in the Income Tax Regulations would be updated and reorganised by asset class (e.g., debt instruments or equity instruments). These changes are intended to make the rules simpler and clearer.

Information Sharing – Worker Misclassification

Budget 2024 announced that Employment and Social Development Canada (ESDC) and the Canada Revenue Agency (CRA) would enter into data-sharing agreements to facilitate inspections and enforcement to address worker misclassification. The misclassification of employees as independent contractors is of particular concern in the trucking industry. ESDC recently began sharing information with the CRA, but information-sharing restrictions in the tax rules prevent the CRA from sharing the required information with ESDC.

Budget 2025 proposes to amend the information sharing provisions of the Income Tax Act and the Excise Tax Act to allow the CRA to share taxpayer information (under the Income Tax Act) and confidential information (under the Excise Tax Act) with ESDC for the purposes of the administration and enforcement of the Canada Labour Code as it relates to the classification of workers.

This measure would come into force on royal assent of the enacting legislation.

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Home Accessibility Tax Credit

The Home Accessibility Tax Credit is a non-refundable tax credit that applies at the lowest personal income tax rate on up to $20,000 of eligible home renovation or alteration expenses per calendar year. Expenses must be incurred to improve the safety, accessibility, or functionality of an eligible dwelling of a qualifying individual who is aged 65 or older or eligible for the Disability Tax Credit.

The Medical Expense Tax Credit is a non-refundable tax credit that applies at the lowest personal income tax rate on the amount of qualifying medical and disability-related expenses in excess of the lesser of $2,834 (for 2025) and 3 per cent of the claimant’s net income. Medical Expense Tax Credit-eligible expenses include certain costs to build or renovate a home to improve access or mobility for persons with disabilities.

At present, if the eligibility criteria for both credits are met, taxpayers can claim both credits in respect of the same expense.

Budget 2025 proposes to amend the Income Tax Act such that an expense claimed under the Medical Expense Tax Credit cannot also be claimed under the Home Accessibility Tax Credit.

This measure would apply to the 2026 and subsequent taxation years.

21-Year Rule

Personal trusts are generally deemed to have disposed of their capital property and certain other property for fair market value proceeds on the 21st anniversary of their creation, and every 21st anniversary thereafter (the “21-year rule”). This prevents personal trusts from being used to indefinitely postpone tax on accrued gains.

Where property is transferred by a trust on a tax-deferred basis to a new trust, a rule prevents the avoidance of the 21-year rule. In that case, the new trust essentially inherits the earlier 21-year anniversary of the old trust. This ensures that the transferred property remains subject to the same 21-year period that applied to the old trust.

Certain tax avoidance planning techniques have been employed to transfer trust property indirectly to a new trust to avoid both the 21-year rule and the anti-avoidance rule. For example, this planning may involve trust property being

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transferred on a tax-deferred basis to a beneficiary that is a corporation owned by a new trust. This planning seeks to do indirectly what cannot be done directly.

Budget 2025 proposes to broaden the current anti-avoidance rule for direct trust-to-trust transfers to include indirect transfers of trust property to other trusts.

This measure would apply in respect of transfers of property that occur on or after Budget Day.

Canada Carbon Rebate

The Canada Carbon Rebate (CCR) is the main mechanism for returning proceeds from the federal fuel charge directly to Canadians residing in provinces where the charge applied, provided they meet eligibility requirements (including filing a tax return).

With the removal of the federal fuel charge as of April 1, 2025, the government provided a final quarterly CCR payment starting in April 2025 to eligible households.

To support the winding down of mechanisms to return fuel charge proceeds, Budget 2025 proposes to amend the Income Tax Act to provide that no CCR payments would be made in respect of tax returns, or adjustment requests, filed after October 30, 2026.

Business Income Tax Measures

Immediate Expensing for Manufacturing and Processing Buildings

The capital cost allowance (CCA) system determines the deductions that a business may claim each year for income tax purposes in respect of the capital cost of its depreciable property. Depreciable property is generally divided into CCA classes with each having its own rate in the Income Tax Regulations. These rates generally align with the expected useful life of the assets in their classes.

Currently, eligible buildings in Canada used to manufacture or process goods for sale or lease (manufacturing or processing buildings) are prescribed a CCA rate of ten per cent. This includes the regular CCA rate of four per cent under Class 1, plus an additional allowance of six per cent for manufacturing or processing buildings. To be eligible for the six-per-cent additional allowance, at least 90 per cent of the

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building’s floor space must be used to manufacture or process goods for sale or lease.

Budget 2025 proposes to provide temporary immediate expensing for the cost of eligible manufacturing or processing buildings, including the cost of eligible additions or alterations made to such buildings. The enhanced allowance would provide a 100-per-cent deduction in the first taxation year that eligible property is used for manufacturing or processing, provided the minimum 90-per-cent floor space requirement is met.

Property that has been used, or acquired for use, for any purpose before it is acquired by the taxpayer would be eligible for immediate expensing only if both of the following conditions are met:

●	neither the taxpayer nor a non-arm’s-length person previously owned the property; and

●	the property has not been transferred to the taxpayer on a tax-deferred “rollover” basis.

In cases where a taxpayer benefits from immediate expensing of a manufacturing or processing building, and the use of the building is subsequently changed, recapture rules may apply.

This measure would be effective for eligible property that is acquired on or after Budget Day and is first used for manufacturing or processing before 2030. An enhanced first-year CCA rate of 75 per cent would be provided for eligible property that is first used for manufacturing or processing in 2030 or 2031, and a rate of 55 per cent would be provided for eligible property that is first used for manufacturing or processing in 2032 or 2033. The enhanced rate would not be available for property that is first used for manufacturing or processing after 2033.

Scientific Research and Experimental Development Tax Incentive Program

Under the Scientific Research and Experimental Development (SR&ED) tax incentive program, qualifying expenditures are fully deductible in the year they are incurred. Additionally, these expenditures are generally eligible for an investment tax credit.

The tax credit is provided at two rates:

●	A fully refundable tax credit at an enhanced rate of 35 per cent is available for

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Canadian-controlled private corporations (CCPCs) on up to $3 million of qualified SR&ED expenditures annually. The $3 million expenditure limit is gradually phased out where a CCPC’s taxable capital employed in Canada for the previous taxation year is between $10 million and $50 million. This limit is shared within an associated group.

●	A non-refundable tax credit at the general rate of 15 per cent is available for corporations other than CCPCs and for qualified SR&ED expenditures of CCPCs that do not qualify for the enhanced credit.

The 2024 Fall Economic Statement proposed a number of changes to the SR&ED program that would:

●	increase the expenditure limit from $3 million to $4.5 million and increase the lower and upper prior-year taxable capital phase-out boundaries to $15 million and $75 million, respectively;

●	extend eligibility for the enhanced tax credit to eligible Canadian public corporations; and

●	restore the eligibility of SR&ED capital expenditures for both the deduction against income and investment tax credit components of the SR&ED program.

The government confirms its intention to introduce legislation to implement these measures.

Enhanced Credit Expenditure Limit

Budget 2025 proposes to further increase the expenditure limit on which the SR&ED program’s enhanced 35-per-cent tax credit can be earned, from the previously announced $4.5 million to $6 million.

This measure would apply for taxation years that begin on or after December 16, 2024 (i.e., the date of the 2024 Fall Economic Statement).

Agricultural Cooperatives: Patronage Dividends Paid in Shares

Prior to 2005, patronage dividends paid in shares by an agricultural cooperative to its members were taxable to the members in the year the shares were received. The cooperative paying the dividend was also required to withhold an amount from the dividend and remit it to the Canada Revenue Agency on account of the recipient’s tax liability.

In 2005, the tax rules were amended to allow for the temporary deferral of income taxes and withholding obligations on patronage dividends received as eligible

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shares until the disposition (including a deemed disposition) of the shares. An eligible share must not, except in the case of death, disability or ceasing to be a member, be redeemable or retractable within five years of its issue. The current measure is set to expire at the end of 2025.

Budget 2025 proposes to extend this measure to apply in respect of eligible shares issued before the end of 2030.

Critical Mineral Exploration Tax Credit

Flow-through shares allow corporations to renounce or “flow through” Canadian exploration expenses (CEE), including Canadian renewable and conservation expenses (CRCE), and Canadian development expenses (CDE) to investors, who can deduct the expenses in calculating their own taxable income (at a 100-per-cent rate for CEE, including for CRCE, and at a 30-per-cent rate on a declining-balance basis for CDE).

The Critical Mineral Exploration Tax Credit (CMETC) provides an additional income tax benefit for individuals who invest in eligible flow-through shares. The CMETC is equal to 30 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors. The following critical minerals are currently eligible for the CMETC: nickel, cobalt, graphite, copper, rare earth elements, vanadium, tellurium, gallium, scandium, titanium, magnesium, zinc, platinum group metals, uranium, and lithium (including lithium from brines).

Budget 2025 proposes to expand the eligibility of the CMETC to include the following additional critical minerals: bismuth, cesium, chromium, fluorspar, germanium, indium, manganese, molybdenum, niobium, tantalum, tin, and tungsten.

This measure would apply to expenditures renounced under eligible flow-through share agreements entered into after Budget Day and on or before March 31, 2027.

Clean Technology Manufacturing Investment Tax Credit

The Clean Technology Manufacturing investment tax credit is a refundable tax credit equal to 30 per cent of the cost of investments in new machinery and equipment used to manufacture or process key clean technologies, or to extract, process, or recycle critical minerals essential for clean technology supply chains (i.e., lithium, cobalt, nickel, graphite, copper, and rare earth elements).

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Budget 2025 proposes to expand the list of critical minerals eligible for the Clean Technology Manufacturing investment tax credit to include antimony, indium, gallium, germanium, and scandium.

This measure would apply in respect of property that is acquired and becomes available for use on or after Budget Day.

Investment Tax Credit for Carbon Capture, Utilization, and Storage

The Carbon Capture, Utilization, and Storage (CCUS) investment tax credit is a refundable tax credit that provides support for eligible expenditures relating to CCUS.

The CCUS tax credit provides three different credit rates depending on the purpose of the equipment, with the following credit rates applying to eligible CCUS expenditures incurred from the start of 2022 to the end of 2030:

●	60 per cent for eligible capture equipment used in a direct air capture project;

●	50 per cent for all other eligible capture equipment; and

●	37.5 per cent for eligible transportation, storage and use equipment.

Eligible expenditures that are incurred from the start of 2031 to the end of 2040 are subject to the lower credit rates set out below:

●	30 per cent for eligible capture equipment used in a direct air capture project;

●	25 per cent for all other eligible capture equipment; and

●	18.75 per cent for eligible transportation, storage and use equipment.

The extent to which the CCUS tax credit is available to a CCUS project and respective eligible equipment depends on the end use of the carbon dioxide (CO2) being captured. Eligible uses include dedicated geological storage and storage in concrete, but not enhanced oil recovery (EOR).

Extension of Full Tax Credit Rates

Budget 2025 proposes to extend the availability of the full credit rates by five years, so that the full rates apply to eligible expenditures incurred from the start of 2022 to the end of 2035. Eligible expenditures that are incurred from the start of 2036 to the end of 2040 would continue to be subject to the lower credit rates described above.

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The government will also postpone by five years the review of the CCUS investment tax credit rates that was announced in Budget 2022. Under this new timeline, the review will be undertaken before 2035 (rather than before 2030).

Clean Electricity Investment Tax Credit and Canada Growth Fund

The Clean Electricity investment tax credit is a refundable credit equal to 15 per cent of the capital cost of eligible investments in equipment related to low-emitting electricity generation, electricity storage, and the transmission of electricity between provinces and territories.

This tax credit would be available to taxable Canadian corporations, provincial and territorial Crown corporations, corporations owned by municipalities or Indigenous communities, pension investment corporations, and the Canada Infrastructure Bank. The capital cost of property that is eligible for the Clean Electricity investment tax credit may be reduced by government assistance that a taxpayer receives.

Budget 2025 proposes to include the Canada Growth Fund as an eligible entity under the Clean Electricity investment tax credit.

Budget 2025 also proposes to introduce an exception so that financing provided by the Canada Growth Fund would not reduce the cost of eligible property for the purpose of computing the Clean Electricity investment tax credit.

These measures would apply to eligible property that is acquired and that becomes available for use on or after Budget Day.

Tax Deferral Through Tiered Corporate Structures

The Income Tax Act includes a set of rules that seek to prevent the use of Canadian-controlled private corporations (CCPC) to defer personal income tax on investment income. Investment income earned by a CCPC is subject to an additional refundable tax that increases the corporation’s tax rate to approximate the highest marginal combined federal-provincial personal income tax rate. A corporation is entitled to a refund of a portion of this additional tax when it pays a taxable dividend. The refund reflects the fact that a shareholder who is an individual is subject to personal income tax on a taxable dividend.

Unlike an individual shareholder, a corporate shareholder is generally not subject to income tax on a taxable dividend received from another corporation because it can

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claim an offsetting inter-corporate dividend deduction. However, additional anti-deferral rules in Part IV of the Income Tax Act may impose a special refundable tax on the recipient corporation when it receives the taxable dividend. In particular, if the recipient corporation receives a taxable dividend from a “connected corporation” (generally, a corporation that owns shares carrying more than 10 per cent of the votes and value of the payer corporation), a refundable tax is levied on the recipient corporation corresponding to the amount of the payer corporation’s dividend refund.

Part IV tax is payable by the recipient corporation on the balance-due day for its taxation year in which the dividend is received. This day can be after the balance-due day for the payer corporation’s taxation year in which the dividend was paid. Certain tax planning techniques have been employed to take advantage of this timing difference to defer, at times indefinitely, the tax liability on investment income by interposing corporations with staggered year ends in a corporate chain. For example, a corporation may pay a taxable dividend at a time that is in the payer corporation’s 2025 taxation year and in the recipient corporation’s 2026 taxation year, in order to defer the tax liability on the investment income of the corporate group to the recipient’s balance-due day for its 2026 taxation year (rather than being payable on the payer corporation’s balance-due day for 2025).

Budget 2025 proposes to limit the deferral of tax on investment income using tiered corporate structures with mismatched year ends. In general terms, the proposed limitation would suspend the dividend refund that could be claimed by a payer corporation on the payment of a taxable dividend to an affiliated recipient corporation if the recipient corporation’s balance-due day for the taxation year in which the dividend was received ends after the payer corporation’s balance-due day for the taxation year in which the dividend was paid. The determination of whether the dividend payer and payee are affiliated would be based on current affiliation rules in the Income Tax Act.

This rule would not apply if each corporate dividend recipient in the chain of affiliated corporations pays a subsequent dividend on or before the payer’s balance-due day, such that no deferral is achieved by the affiliated corporate group. To accommodate bona fide commercial transactions, the rule would also not apply to a dividend payer that is subject to an acquisition of control where it pays a dividend within 30 days before the acquisition of control.

The payer corporation would generally be entitled to claim the suspended dividend refund in a subsequent taxation year when the recipient corporation pays a taxable dividend to a non-affiliated corporation or an individual shareholder.

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This measure would apply to taxation years that begin on or after Budget Day.

Eligible activities under the Canadian Exploration Expense

Canadian exploration expenses (CEE) may include expenses incurred by a taxpayer for the purpose of determining the existence, location, extent, or quality of a mineral resource in Canada.

CEE is a category of tax deduction that can be transferred from mining corporations via flow-through shares to equity investors, who can then claim a 100-per-cent immediate deduction on account of CEE. Further, individuals (other than trusts) who invest in these flow-through shares may be able to claim the Mineral Exploration Tax Credit or the Critical Mineral Exploration Tax Credit in respect of certain types of CEE.

The determination of a mineral resource’s “quality” for CEE purposes has historically been interpreted by the Canada Revenue Agency (CRA) to relate to the resource’s underlying physical characteristics. Expenses for technical studies (which are typically undertaken to assess a mineral resource’s engineering feasibility and economic viability as a mining project, rather than its underlying physical characteristics) have generally been viewed by the CRA as being excluded from CEE.

A recent decision of the Supreme Court of British Columbia held that the reference to “quality” under the provincial equivalent of the federal CEE definition could be interpreted to include the economic viability, and not just the physical characteristics, of a mineral resource.

Budget 2025 proposes to amend the Income Tax Act to clarify that expenses incurred for the purpose of determining the quality of a mineral resource in Canada do not include expenses related to determining the economic viability or engineering feasibility of the mineral resource.

This amendment would apply as of Budget Day.

International Tax Measures

Transfer Pricing

For tax purposes, transfer pricing rules are used to allocate profit among the various entities of a multinational enterprise (MNE) group. The accepted international standard is the arm’s length principle set out in Article 9 (Associated

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Enterprises) of the Organisation for Economic Co-operation and Development (OECD) Model Tax Convention on Income and Capital and included in Canada’s bilateral tax treaties. In addition, the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations (the “OECD Transfer Pricing Guidelines”) present internationally agreed principles and provide guidelines for the application of the arm’s length principle.

Recognising that MNE groups may establish conditions in their intra-group relations that differ from those that would be established between independent enterprises, and that such differences may result in distortions in the profits accrued by associated enterprises, the arm’s length principle requires that the profits accrued by associated enterprises be in accord with the profits that would have accrued had the conditions been those that would have been made between independent enterprises.

Domestic transfer pricing rules are required to ensure that the income recognised for Canadian tax purposes properly reflects the respective contributions of taxpayers and participating non-arm’s length persons in cross-border transactions. Budget 2021 announced the government’s intention to consult on updating Canada’s transfer pricing rules.

After consideration of stakeholder comments received during the consultation period, Budget 2025 proposes to modernise Canada’s transfer pricing rules to better align with the international consensus on the application of the arm’s length principle. In addition, an interpretation rule would be added to ensure that Canada’s transfer pricing rules are applied in a manner consistent with the analytic framework set out by the OECD Transfer Pricing Guidelines.

The new rules would provide more detail on how cross-border transactions between non-arm’s length persons must be analysed. To assist this analysis, a new transfer pricing adjustment application rule would apply if two conditions are met: (i) there is a transaction or series of transactions between a taxpayer and a non-resident person with whom the taxpayer does not deal at arm’s length; and (ii) the transaction or series (once it has been analysed and determined) includes actual conditions different from arm’s length conditions. The actual conditions are determined not only by the contractual terms of the transaction or series, but also by other “economically relevant characteristics”, including the conduct of the participants.

The resulting comparability analysis is at the heart of the arm’s length principle. The arm’s length principle requires the following determination: what conditions would

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have been included in respect of the transaction or series that has been analysed and determined had the participants been dealing at arm’s length in comparable circumstances, taking into account the options realistically available to them at the time of entering into the transaction or series?

The Transfer Pricing Guidelines describe the different methods that can be used to determine whether the conditions of an in-scope transaction or series are consistent with the arm’s length principle. The new rules would provide that this determination should be made through an analysis where the most appropriate method is selected and applied in accordance with the Transfer Pricing Guidelines. The new rules would also provide that a transaction or series will be considered to include conditions that differ from arm’s length conditions where: (i) a condition does not exist as an actual condition, but would have existed had the participants to the in-scope transaction or series been dealing at arm’s length in comparable circumstances; or (ii) the participants would not have entered into the transaction or series, or would have entered into a different transaction or series, had they been dealing at arm’s length in comparable circumstances.

The main factors required for a transfer pricing analysis would be set out in the new definition of “economically relevant characteristics”. The new rules would require any in-scope transaction or series to be analysed and determined with reference to the economically relevant characteristics of the transaction or series. The economically relevant characteristics are used at both steps of the comparability analysis to establish: (i) the starting point for the object to be compared by accurately analysing and determining the in-scope transaction or series; and (ii) the hypothetical comparator.

The economically relevant characteristics of a transaction or series would be defined to include five comparability factors: contractual terms, functional profile, characteristics of the property or service, economic and market context, and business strategies. The first two comparability factors require consideration of the “actual conduct” of the parties to the transaction. This is intended to ensure that the factual substance of the transaction or series must be considered (instead of just its legal form). Formal conditions recognised in contracts are clarified and supplemented by the analysis of the conduct of the participants and the other economically relevant characteristics of the transaction or series.

In addition, a new definition of “arm’s length conditions” would require the comparison to posit what the actual participants to the in-scope transaction or series would have done if they had been dealing at arm’s length, and not what other theoretical parties dealing at arm’s length might have done.

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A new transfer pricing adjustment rule would provide that where the conditions of the transfer pricing application rule are met, then any amounts that would be determined for the purpose of applying the provisions of the Income Tax Act in respect of the taxpayer’s taxation year are to be adjusted to the quantum or nature of the amounts that would have been determined if the arm’s length conditions in respect of the transaction or series would have applied.

Existing transfer pricing rules allow for, where specific conditions are met, the substitution of the in-scope transaction with the transaction that would have been entered into by parties dealing at arm’s length under terms and conditions that would have been made between them. These rules would be replaced by the inclusion of a new definition of “arm’s length conditions” that would allow adjustments to reflect the fact that, in some cases, had the participants been dealing at arm’s length, they would have entered into a different transaction or series or would not have entered into a transaction or series at all. In accordance with the Transfer Pricing Guidelines, and consistent with the interpretation rule, an in-scope transaction or series accurately analysed and determined should be replaced with an alternative transaction or series, or no transaction or series at all, only in exceptional circumstances.

In addition, the new rules would modify certain administrative measures. These are intended to balance the need for the Canada Revenue Agency to have timely, accurate, and relevant information to conduct transfer pricing risk assessments and efficient audits, while not imposing excessive or unnecessary compliance burdens on taxpayers. They include:

●	providing relief for taxpayers through an increase in the threshold for the transfer pricing penalty to apply from an assessment (from a $5 million transfer pricing adjustment to a $10 million adjustment);

●	clarifying the transfer pricing documentation requirements and also more closely aligning them with the new definitions and the requirements to select and apply the most appropriate method;

●	providing for simplified documentation requirements when prescribed conditions are met; and

●	reducing the time to provide transfer pricing documentation from 3 months to 30 days (whereas the requirement for taxpayers and partnerships to make or obtain the appropriate records or documentation by their documentation-due date for any given year or period would remain unchanged).

This measure would apply to taxation years that begin after Budget Day.

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Investment Income Derived from Assets Supporting Canadian Insurance Risks

The Canadian tax system contains rules that protect the tax base by preventing taxpayers from avoiding Canadian tax by shifting certain income to other jurisdictions. For example, income earned by a controlled foreign affiliate of a taxpayer resident in Canada may be treated as foreign accrual property income (FAPI), which is taxable in the hands of the Canadian taxpayer on an accrual basis. A specific rule in the FAPI regime is intended to prevent avoidance of Canadian tax by shifting income from a business involving the insurance of Canadian risks (i.e., risks in respect of persons resident in Canada, property situated in Canada, or businesses carried on in Canada) into a foreign affiliate. Under that rule, the insurance business income is included in computing the affiliate’s FAPI.

Core activities that are essential to an insurance business include the investment of funds collected through insurance premiums, with the resulting investment income helping to support claims arising on the occurrence of insured events. This is the case whether the assets are held by an insurer directly, or indirectly through a foreign affiliate of the insurer as part of their integrated insurance business. In fact, invested assets indirectly held by a foreign affiliate that are held to back Canadian risks are generally regarded as backing Canadian risks for actuarial and regulatory reporting purposes. In contrast, some taxpayers have taken the position that the specific FAPI rule does not apply to such investment income arising on such assets.

Budget 2025 proposes to clarify that investment income derived from assets held by a foreign affiliate to back Canadian risks is included in FAPI regardless of which entity holds those assets. Investment income derived from assets backing Canadian risks encompasses both income from assets held to back such risks and assets included in regulatory surplus that back such risks.

This measure would apply to taxation years that begin after Budget Day.

Sales and Excise Tax Measures

Underused Housing Tax

The Underused Housing Tax (UHT) took effect on January 1, 2022 and applies to certain owners of vacant or underused residential property in Canada, generally non-resident, non-Canadians. The UHT is imposed on an annual basis at a rate of 1 per cent on the value of the property.

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Budget 2025 proposes to eliminate the UHT as of the 2025 calendar year. As a result, no UHT would be payable and no UHT returns would be required to be filed in respect of the 2025 and subsequent calendar years.

All UHT requirements continue to apply in respect of the 2022 to 2024 calendar years. Penalties and/or interest for failing to file a UHT return as and when required, or for failing to pay UHT when it becomes due, will also continue to apply in respect of the 2022 to 2024 calendar years.

Luxury Tax on Aircraft and Vessels

The federal government imposes a tax on subject vehicles and subject aircraft with a value above $100,000 and subject vessels (e.g., boats) with a value above $250,000. The luxury tax is equal to the lesser of 10 per cent of the total value of the subject item and 20 per cent of the value above the relevant threshold. The tax is generally imposed on sales, importations, leases, and certain improvements of subject vehicles, subject aircraft, and subject vessels.

Budget 2025 proposes to amend the Select Luxury Items Tax Act (SLITA) to end the luxury tax on subject aircraft and subject vessels. All instances of the tax would cease to be payable after Budget Day, including the tax on sales, the tax on importations, and the tax on improvements.

Registered vendors in respect of these items would be required to file a final return covering the reporting period that includes Budget Day. Registrations in respect of subject aircraft and subject vessels under the SLITA would be maintained after Budget Day, allowing registered vendors the opportunity to claim rebates for which they are eligible (e.g., in the case of export). However, returns in respect of these items would otherwise no longer need to be filed for subsequent reporting periods. Finally, all registrations in respect of subject aircraft and subject vessels would be automatically cancelled on February 1, 2028, after which time vendors would no longer be able to claim rebates.

Carousel Fraud

In recent years, certain individuals and groups have been trying to take advantage of the Canadian tax system by engaging in carousel fraud schemes to obtain unwarranted tax benefits. These illegal schemes undermine the tax system and are continuously evolving. Carousel fraud schemes exploit the general design of a value-added tax system, such as the Goods and Services Tax/Harmonized Sales Tax (GST/HST), by using a series of real or fraudulent transactions where at least one

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person, often known as the “missing trader”, collects GST/HST in respect of a supply of property or services but does not remit it to the government.

In the 2024 Fall Economic Statement, the government announced that it was exploring options to combat carousel schemes.

Budget 2025 announces proposed changes to the Excise Tax Act (the “Act”) to help prevent carousel fraud and improve the overall fairness of the Canadian tax system. Specifically, the government is proposing to introduce a new reverse charge mechanism (RCM) beginning with certain supplies in the telecommunications sector.

The federal government invites individuals, stakeholders, organizations and associations, Indigenous partners, and other interested parties to share their feedback on these proposals by emailing Consultation-Legislation@fin.gc.ca by January 12, 2026. This will allow feedback to be taken into consideration prior to finalizing the design of the new rules and the tabling of enacting legislation.

Proposed New Rules

Specified Supplies

The proposed new RCM would apply to supplies of specified telecommunication services, which would be telecommunication services that enable:

●	speech communication that is instant or with only a negligible delay between the transmission and the receipt of signals; or

●	the transmission of writing, images and sounds or information of any nature when provided in connection with services that enable such speech communication.

For example, this would include supplies of voice-over internet protocol (VoIP) minutes.

Remittance Requirement (Reverse Charge Rules)

Under the proposed new rules, suppliers would not be required to collect the GST/HST payable on the supply. Instead, when the RCM applies to a supply of specified telecommunication services, recipients would be required to self-assess and report the tax payable in their GST/HST return and, if entitled, would be eligible to claim an input tax credit (ITC) in the same return provided that they accounted for the GST/HST payable.

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Limited Application

The RCM would apply to supplies of specified telecommunication services provided that the recipient is registered under Subdivision D of Division V of Part IX of the Act and all or substantially all of the specified telecommunication services are acquired by the recipient for the purpose of resupplying the specified telecommunication services.

Input Tax Credit Eligibility

Under existing GST/HST rules, a person who is registered, or who is required to be registered, may claim ITCs for previous reporting periods in respect of property or services acquired or imported for consumption, use or supply in the course of a commercial activity. The ability to claim ITCs for supplies subject to the RCM (or that would have been subject to the RCM if the person was registered), however, would be limited to persons that are registered at the time the tax becomes payable or is paid without having become payable in respect of the supply.

Rebate Eligibility

Under existing GST/HST rules, persons that have paid an amount of tax (by mistake or otherwise) that was not payable may be entitled to claim a rebate for tax paid in error. Under the proposed new rules, however, a rebate for tax paid in error on a supply subject to the RCM would be limited to cases where the person had paid the amount to the Receiver General. Recipients who have erroneously paid the tax to a supplier may request a refund of the tax paid directly from the supplier (e.g., by means of a credit note) rather than from the government.

Invoice Requirements

Under the proposed new rules, suppliers would be required to indicate on their invoices that a supply is subject to the RCM, signalling that the recipient should therefore account for the GST/HST.

Regulations

The government will continue to monitor and assess the presence of carousel fraud in Canada in order to determine whether other supplies should also be subject to an RCM in the future. In this regard, the proposed new rules would include a new legal authority that would allow the government to make other supplies subject to an RCM by means of regulations.

GST/HST Treatment of Manual Osteopathic Services

Under the Goods and Services Tax/Harmonized Sales Tax (GST/HST), services covered under a provincial public health care plan are generally tax-exempt. In

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addition, most health care services rendered to individuals by physicians, dentists and certain other health care practitioners set out in the GST/HST legislation are also tax-exempt.

The list of GST/HST-exempt health care services currently includes an outdated reference to osteopathic services. This was originally intended to cover services rendered by osteopathic doctors, who have since been regulated as osteopathic physicians and are now therefore covered by the general exemption for individuals who practice the profession of medicine. The exemption was not intended to apply to the services of manual osteopathic service providers who are not osteopathic doctors. On June 6, 2025, New Brunswick passed legislation to become the first province to establish a regulatory body to govern the profession of manual osteopathy. As a result, osteopathic services supplied by qualifying manual osteopathic service providers who are not osteopathic physicians have unintentionally become tax-exempt under the GST/HST legislation.

Budget 2025 proposes to clarify the longstanding policy that osteopathic services rendered by individuals who are not osteopathic physicians are taxable under the GST/HST.

This measure would apply to supplies made after June 5, 2025, except that it would not apply to a supply of osteopathic services made after June 5, 2025 but on or before Budget Day if the supplier did not charge, collect or remit any amount as or on account of tax in respect of the supply.

Strategic Environmental and Economic

Assessment Statement

In accordance with the Cabinet Directive on Strategic Environmental and Economic Assessment, a strategic environmental assessment was conducted for the following measures:

●	Critical Mineral Exploration Tax Credit;

●	Clean Technology Manufacturing Investment Tax Credit; and

●	Investment Tax Credit for Carbon Capture, Utilization, and Storage.

With respect to the Critical Mineral Exploration Tax Credit measure, it was found that mineral exploration, as well as new mining and related processing activities that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air and, as a result, could have an impact on the targets and actions in the Federal Sustainable Development

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Strategy. Potential nature and biodiversity effects could also arise, particularly from mining activity that could subsequently follow from mineral exploration. All such activities, however, are subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required. Further, the measure supports exploration for certain critical minerals that may be important in supporting the transition to a low carbon economy.

With respect to the Clean Technology Manufacturing Investment Tax Credit measure, mining activities can have direct negative impacts on local habitat such as through increased soil erosion and mine runoff. All such activities, however, are subject to applicable federal and provincial environmental regulations. If the measure results in a greater adoption of clean technologies in Canada then it could have positive impacts towards achieving several of Canada’s sustainable development goals.

The Investment Tax Credit for Carbon Capture, Utilization, and Storage measure is expected to help reduce greenhouse gas emissions over the 2030 to 2050 timeframe and as such contribute to Canada’s goal of achieving net zero by 2050.

In accordance with the Cabinet Directive on Strategic Environmental and Economic Assessment, a strategic economic assessment was conducted for the following measures:

●	Personal Support Workers Tax Credit;

●	Immediate Expensing for Manufacturing or Processing Buildings;

●	Investment Tax Credit for Carbon Capture, Utilization, and Storage;

●	Tax Deferral Through Tiered Corporate Structures; and

●	Transfer Pricing.

With respect to the Personal Support Workers Tax Credit measure, it was found that it would have a short-term impact on the healthcare sector and could lead to positive but modest impacts in terms of real GDP and consumption.

With respect to the Immediate Expensing for Manufacturing or Processing Buildings measure, it was found that the measure would have a positive economic impact on the manufacturing or processing sector. Positive impacts on GDP are expected from increased business investment in response to this measure.

With respect to the Investment Tax Credit for Carbon Capture, Utilization, and Storage measure, it was found that the measure would have a positive economic

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impact at the national level (though impacts would be regionally concentrated), partly due to the incremental capital investments supported by the measure.

With respect to the Tax Deferral Through Tiered Corporate Structures and Transfer Pricing measures, it was found that they would support the integrity of the tax system and would positively contribute to fiscal sustainability.

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Previously Announced Measures

Budget 2025 confirms that the government has considered each of the outstanding tax measures announced by the previous government and confirms that it intends to proceed with the following measures, as modified to take into account consultations and deliberations since their release.

●	Legislative and regulatory proposals released on August 15, 2025, including with respect to the following measures:

○	Capital Gains Rollover on Small Business Investments;

○

Reporting by Non-profit Organizations, subject to a deferred application date for taxation years beginning January 1, 2027 or later (the government is reviewing the feedback it received from consultations with stakeholders and will release final proposals in due course that minimise any additional administrative burden and clarify which organizations are, or are not, subject to the new requirement);

○	Scientific Research and Experimental Development Tax Incentive Program;

○	Crypto-Asset Reporting Framework and the Common Reporting Standard (subject to a deferred application date of January 1, 2027);

○	Tax exemption for sales to Employee Ownership Trusts;

○	Tax exemption for sales to Worker Cooperatives;

○	Non-Compliance with Information Requests;

○	Excessive Interest and Financing Expenses Limitation Rules;

○	Substantive CCPCs;

○	Goods and Services Tax/Harmonized Sales Tax (GST/HST) rules for the redemption of coupons;

○

Technical tax amendments to the Income Tax Act and the Income Tax Regulations (subject to a deferred application date for reporting by bare trusts, so that it would apply to taxation years ending on or after December 31, 2026);

○	Technical amendments to the Global Minimum Tax Act; and

○	Technical amendments relating to the GST/HST and excise levies.

●

Legislative proposals released on June 30, 2025, to ensure that all Canada Carbon Rebates for Small Businesses are provided tax-free, and to extend the filing deadline for the 2019 to 2023 calendar years.

●	The extension of the Mineral Exploration Tax Credit announced on March 3, 2025.

●	Legislative proposals released on January 23, 2025, to extend the 2024 charitable donations deadline.

●	Legislative and regulatory proposals announced in the 2024 Fall Economic

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Statement, including with respect to the following measures:

○	Exempting the Canada Disability Benefit from Income;

○	Expanding Eligibility under the Clean Electricity Investment Tax Credit to the Canada Infrastructure Bank;

○	Modifying the Small Nuclear Energy Eligibility under the Clean Technology Investment Tax Credit;

○	Expanding Eligibility under the Clean Hydrogen Investment Tax Credit to Methane Pyrolysis; and

○	Extension of the Accelerated Investment Incentive and Immediate Expensing Measures.

●	Legislative and regulatory proposals to remove the GST on the construction of new student residences released on November 19, 2024.

●

Legislative amendments to give effect to the suspension of the Agreement Between the Government of Canada and the Government of the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital under domestic law as of November 18, 2024.

●	Legislative and regulatory proposals released on August 12, 2024, including with respect to the following measures:

○	Alternative Minimum Tax (other than changes related to resource expense deductions);

○	Disability Supports Deduction;

○	Charities and Qualified Donees;

○	Registered Education Savings Plans;

○	Avoidance of Tax Debts;

○	Mutual Fund Corporations;

○	Synthetic Equity Arrangements;

○	Manipulation of Bankrupt Status;

○	Accelerated Capital Cost Allowance for Productivity-Enhancing Assets;

○	Accelerated Capital Cost Allowance for Purpose-Built Rental Housing;

○	Withholding for Non-Resident Service Providers;

○	Regulations related to the application of the Enhanced (100-per-cent) GST Rental Rebate to cooperative housing corporations;

○	Clean Electricity Investment Tax Credit;

○	Expanding eligibility under the Clean Technology Investment Tax Credit to support generation of electricity and heat from waste biomass;

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○	Proposed expansion of eligibility for the Clean Technology Manufacturing Investment Tax Credit to support Polymetallic Extraction and Processing;

○	Amendments to the Global Minimum Tax Act and the Income Tax Conventions Interpretation Act;

○	Technical tax amendments to the Income Tax Act and the Income Tax Regulations; and

○	Technical amendments relating to the GST/HST, excise levies and other taxes and charges.

●

Legislative proposals released on July 12, 2024, related to implementing an opt-in Fuel, Alcohol, Cannabis, Tobacco and Vaping (FACT) value-added sales tax framework for interested Indigenous governments.

●	The proposed exemption from the Alternative Minimum Tax for certain trusts for the benefit of Indigenous groups announced in Budget 2024.

●	The proposed increase in the Lifetime Capital Gains Exemption to apply to up to $1.25 million of eligible capital gains announced in Budget 2024.

●	Legislative and regulatory proposals announced in Budget 2024 with respect to a new importation limit for packaged raw leaf tobacco for personal use.

●

Tax measures to amend the Excise Tax Act, the Air Travellers Security Charge Act, the Excise Act, 2001 and the Select Luxury Items Tax Act to give effect to the proposals relating to non-compliance with information requests and to avoidance of tax debts announced in Budget 2024.

●	Legislative and regulatory proposals released on August 4, 2023, including with respect to the following measures:

○	Technical amendments to GST/HST rules for financial institutions;

○	Tax-exempt sales of motive fuels for export; and

○	Revised Luxury Tax draft regulations to provide greater clarity on the tax treatment of luxury items.

●	Legislative and regulatory proposals released on August 9, 2022, including with respect to the following measures:

○	Technical amendments to the Income Tax Act and Income Tax Regulations; and

○	Remaining legislative and regulatory proposals relating to the GST/HST, excise levies and other taxes and charges.

●	Legislative amendments to implement the Hybrid Mismatch Arrangements rules announced in Budget 2021.

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●	The income tax measure announced on December 20, 2019, to extend the maturation period of amateur athlete trusts maturing in 2019 by one year, from eight years to nine years.

Budget 2025 also reaffirms the government’s commitment to move forward as required with other technical amendments to improve the certainty and integrity of the tax system.

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Notice of Ways and Means Motion to Amend the Income Tax Act and the Income Tax Regulations

That it is expedient to amend the Income Tax Act (the “Act”) and the Income Tax Regulations (the “Regulations”) as follows:

Personal Support Workers Tax Credit

1 (1) The Income Tax Act is amended by adding the following after section 122.92:

SUBDIVISION A.7

Personal Support Worker Tax Credit

Definitions

122.93 (1) The following definitions apply in this section.

eligible health care establishment means a hospital, nursing care facility, residential care facility, community care facility for the elderly, home health care establishment and similar regulated health care establishments. (établissement de soins de santé admissible)

eligible personal support worker, for a taxation year, means an individual

(a) who performs duties of employment in the capacity of a personal support worker for an eligible health care establishment during the taxation year (in this definition referred to as the “duties for the year”);

(b) who, in the course of performing the duties for the year, ordinarily provides one-on-one care and essential support to optimize and maintain another individual’s health, well-being, safety, autonomy and comfort consistent with that other individual’s health care needs as directed by a regulated health care professional or a provincial or community health organization; and

(c) whose main duties of employment, in respect of the duties for the year, include assisting individuals with activities of daily living and mobilization. (préposé aux services de soutien à la personne admissible)

return of income, filed by an eligible personal support worker for a taxation year, means a return of income (other than a return of income under subsection 70(2) or 104(23), paragraph 128(2)(e) or subsection 150(4)) that is required to be filed for the taxation year or that would be required to be filed if the eligible personal support worker had tax payable under this Part for the taxation year. (déclaration de revenu)

yearly eligible remuneration of an individual for a taxation year means the total of all amounts, each of which

(a) would be, in the absence of section 8 and paragraph 81(1)(a), the individual’s income for the taxation year from an office or employment as an eligible personal support worker for an eligible health care establishment in a province, other than duties performed in Newfoundland and Labrador, the Northwest Territories and British Columbia; and

(b) is certified by the individual’s employer in the prescribed form and manner to be an amount that satisfies the description under paragraph (a). (rémunération annuelle admissible)

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Deemed overpayment — yearly eligible remuneration

(2) An eligible personal support worker, for a taxation year that begins after 2025 and that ends before 2031, who files a return of income for the taxation year and makes a claim under this subsection, is deemed to have paid, at the end of the taxation year, on account of tax payable under this Part for the taxation year, an amount equal to the lesser of

(a) $1,100, and

(b) 5% of the eligible personal support worker’s yearly eligible remuneration for the taxation year.

Effect of bankruptcy

(3) For the purpose of this Subdivision, if an individual becomes bankrupt in a particular calendar year

(a) despite subsection 128(2), any reference to a taxation year of the individual (other than in this subsection) is deemed to be a reference to the particular calendar year; and

(b) the individual’s yearly eligible remuneration for the taxation year ending on December 31 of the particular calendar year is deemed to include the individual’s yearly eligible remuneration for the taxation year that begins on January 1 of the particular calendar year.

Special rules in the event of death

(4) For the purpose of this Subdivision, if an individual dies before the end of a calendar year, any return of income filed by a legal representative of the individual is deemed to be a return of income filed by the individual.

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

2 (1) Paragraph 152(1)(b) of the Act is replaced by the following:

(b) the amount of tax, if any, deemed by any of subsections 120(2) or (2.2), 122.5(3) to (3.003), 122.51(2), 122.7(2) or (3), 122.72(1), 122.8(4), 122.9(2), 122.91(1), 122.93(2), 125.4(3), 125.5(3), 125.6(2) or (2.1), 127.1(1), 127.41(3), 127.44(2), 127.45(2), 127.48(2), 127.49(2) or 210.2(3) or (4) to be paid on account of the taxpayer’s tax payable under this Part for the year.

(2) Paragraph 152(4.2)(b) of the Act is replaced by the following:

(b) redetermine the amount, if any, deemed by any of subsections 120(2) or (2.2), 122.5(3) to (3.003), 122.51(2), 122.7(2) or (3), 122.8(4), 122.9(2), 122.91(1), 122.93(2), 127.1(1), 127.41(3) or 210.2(3) or (4) to be paid on account of the taxpayer’s tax payable under this Part for the year or deemed by subsection 122.61(1) to be an overpayment on account of the taxpayer’s liability under this Part for the year.

(3) Subsections (1) and (2) apply to the 2026 and subsequent taxation years.

3 (1) Subsection 163(2) of the Act is amended by adding the following after paragraph (c.6):

(c.7) the amount, if any, by which

(i) the amount that would be deemed by subsection 122.93(2) to have been paid for the year by the person if that amount were calculated by reference to the person’s claim for the year under that subsection exceeds

(ii) the amount that is deemed by that subsection to be paid for the year by the person,

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

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Automatic Federal Benefits for Lower-Income Individuals

1 (1) Subsection 150.1(4) of the Act is replaced by the following:

Declaration

(4) If a return of income of a taxpayer for a taxation year is filed by way of electronic filing by a particular person (in this subsection referred to as the “filer”) other than the person who is required to file the return, or the Minister pursuant to section 150.2, the person who is required to file the return shall make an information return in prescribed form containing prescribed information, retain a copy of it and provide the filer with the information return, and that return and the copy shall be deemed to be a record referred to in section 230 in respect of the filer and the other person.

(2) Subsection (1) applies to the 2025 and subsequent taxation years.

2 (1) The Act is amended by adding the following after section 150.1:

Conditions

150.2 (1) The Minister may file a return of income for a taxation year of an individual (other than a trust) resident in Canada throughout the year if the following conditions are satisfied:

(a) the individual has not notified the Minister not to file a return of income for the year on the individual’s behalf;

(b) the individual has not filed a return of income for at least one of the three immediately preceding taxation years;

(c) the individual has not filed a return of income for the year on or before the day that is 90 days after the filing-due date for the year;

(d) all of the individual’s income for the year, if any, was reported in an information return filed with the Minister for the year;

(e) the individual’s taxable income for the year does not exceed the lesser of

(i) the amount determined by the formula

A + B + C

where

A is the amount determined under subsection 118(1.1) for the year,

B is the amount, if any, that may be deducted by the individual for the year under subsection 118(2), and

C is the amount, if any, that may be deducted by the individual for the year under subsection 118.3(1), and

(ii) the amount determined by the formula

D + E + F

where

D is, in the case of an individual resident at the end of the year, in

(A) Quebec, the amount determined for A in subparagraph (i), or

(B) a province other than Quebec, the amount, if any, determined for the year under provincial income tax law similar in substance to subsection 118(1.1),

E is, in the case of an individual resident at the end of the year, in

(A) Quebec, the amount determined for B in subparagraph (i), or

(B) a province other than Quebec, the amount, if any, determined for the year under provincial income tax law similar in substance to subsection 118(2), and

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F is, in the case of an individual resident at the end of the year, in

(A) Quebec, the amount determined for C in subparagraph (i), or

(B) a province other than Quebec, the amount, if any, determined for the year under provincial income tax law similar in substance to subsection 118.3(1);

(f) the Minister has notified the individual of the information filed with the Minister for the year and the individual has not, within 90 days after the day on which the notice is mailed or sent electronically by the Minister,

(i) otherwise filed a return of income for the year, or

(ii) notified the Minister of corrections to be made to the information on file with the Minister that would increase the individual’s taxable income for the year beyond the amount permitted under paragraph (e); and

(g) the individual meets such other conditions as the Minister may specify, if any.

Invalid filing

(2) If a return of income is filed under this section for a taxation year of an individual who did not meet the conditions in subsection (1), the return is deemed to have never been filed.

Deemed filing

(3) Subject to subsection (2), for the purposes of this Act, a return of income for a taxation year of an individual is deemed to have been filed by the individual at the time of its filing by the Minister in accordance with subsection (1).

(4) Subsection (1) applies to the 2025 and subsequent taxation years.

Top-Up Tax Credit

1 (1) If Bill C-4, introduced in the 1st session of the 45th Parliament and entitled the Making Life More Affordable for Canadians Act, receives royal assent, then section 118 of the Income Tax Act is amended by adding the following after subsection (10):

Top-up tax credit

(11) For the purpose of computing the tax payable under this Part by an individual for a taxation year that is after 2024 and before 2031, there may be deducted the amount determined by the formula

(A – B × C) × D

where

A is the amount determined by the formula

E + F

where

E   is the total of all amounts each of which is an amount deducted by the individual in computing the individual’s tax payable for the year under this Part under any of subsections (1), (2), (3) and (10), and sections 118.01, 118.041, 118.05, 118.06, 118.07, 118.2, 118.3, 118.5, 118.61, 118.62, 118.7, 118.8 and 118.9, and

F is the lesser of

(a) the amount deducted by the individual in computing the individual’s tax payable for the year under this Part under section 118.1, and

(b) $ 200 multiplied by the appropriate percentage for the year;

B is the appropriate percentage for the year;

C is the first dollar amount for the year referred to in paragraph 117(2)(b); and

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D is,

(a) if the taxation year is 2025, 3.45%, and

(b) in any other case, 7.14%.

(2) Subsection (1) is deemed to have come into force on January 1, 2025.

2 (1) If Bill C-4, introduced in the 1st session of the 45th Parliament and entitled the Making Life More Affordable for Canadians Act, receives royal assent, then the description of C in subsection 118.61(1) of the Income Tax Act is replaced by the following:

C

is the lesser of the value of B and the amount that would be the individual’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under this section and any of subsections 118(1) to (10) and sections 118.01 to 118.07, 118.3 and 118.7);

(2) If Bill C-4, introduced in the 1st session of the 45th Parliament and entitled the Making Life More Affordable for Canadians Act, receives royal assent, then paragraph 118.61(2)(b) of the Income Tax Act is replaced by the following:

(b) the amount that would be the individual’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under this section and any of subsections 118(1) to (10) and sections 118.01 to 118.07, 118.3 and 118.7).

(3) Subsections (1) and (2) are deemed to have come into force on January 1, 2025.

Qualified Investments for Registered Plans

1  (1) Paragraph 108(2)(c) of the Act is replaced by the following:

(c) the fair market value of the property of the trust at the end of 1993 was primarily attributable to real property or an interest in real property — or to immovables or a real right in immovables — and the trust was a unit trust throughout any calendar year that ended before 1994 and the fair market value of the property of the trust at the particular time is primarily attributable to property described in paragraph (a) or subparagraph (c)(i) of the definition qualified investment in subsection 207.01(1), real property or an interest in real property — or immovables or a real right in immovables — or any combination of those properties.

(2) Subsection (1) comes into force on January 1, 2027.

2 (1) Paragraph (a) of the definition qualified REIT property in subsection 122.1(1) of the Act is replaced by the following:

(a) a real or immovable property that is capital property, an eligible resale property, an indebtedness of a Canadian corporation represented by a bankers’ acceptance, a property described in paragraph (a) or subparagraph (c)(i) of the definition qualified investment in subsection 207.01(1) or a deposit with a credit union;

(2) Paragraph (d) of the definition real estate investment trust in subsection 122.1(1) of the Act is replaced by the following:

(d) at each time in the taxation year an amount, that is equal to 75% or more of the equity value of the trust at that time, is the amount that is the total fair market value of all properties held by the trust each of which is a real or immovable property that is capital property, an eligible resale property, an indebtedness of a Canadian corporation represented by a bankers’ acceptance, a property described in paragraph (a) or subparagraph (c)(i) of the definition qualified investment in subsection 207.01(1) or a deposit with a credit union; and

(3) Subsections (1) and (2) come into force on January 1, 2027.

3 (1) Paragraph 132.2(3)(h) of the Act is replaced by the following:

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(h) where a share to which paragraph (g) applies would, if this Act were read without reference to this paragraph, cease to be a qualified investment (as defined in section 204 or subsection 207.01 (1)) as a consequence of the qualifying exchange, the share is deemed to be a qualified investment until the earlier of the day that is 60 days after the day that includes the transfer time and the time at which it is disposed of in accordance with paragraph (g);

(2) Subsections (1) comes into force on January 1, 2027.

4 (1) Subparagraph (g)(iii) of the definition eligible trust in subsection 135.2(1) of the Act is replaced by the following:

(iii) property described in paragraph (a) or subparagraph (c)(i) of the definition qualified investment in subsection 207.01(1) or a deposit with a credit union;

(2) Subsection (1) comes into force on January 1, 2027.

5 (1) The definition qualified investment in subsection 146(1) of the Act is repealed.

(2) Subparagraph 146(4)(b)(ii) of the Act is replaced by the following:

(ii) such portion of the amount determined under subparagraph (i) in respect of the trust for the year as can reasonably be considered to be income from, or from the disposition of, a qualified investment (as defined in subsection 207.01(1)) for the trust; and

(3) Subsections (1) and (2) come into force on January 1, 2027.

6 (1) The definition qualified investment in subsection 146.1(1) of the Act is repealed.

(2) The portion of subsection 146.1(5) of the Act before paragraph (a) is replaced by the following:

Trust not taxable

(5) No tax is payable under this Part by a trust that is governed by a RESP on its taxable income for a taxation year, except that, if at any time in the taxation year, it holds a property that is a non-qualified investment (as defined in subsection 207.01(1)) for the trust, tax is payable under this Part by the trust on the amount that would be its taxable income for the taxation year if it had no income or losses from sources other than non-qualified investments, and no capital gains or capital losses other than from dispositions of non-qualified investments, and for that purpose,

(3) Subsections (1) and (2) come into force on January 1, 2027.

7 (1) The definition qualified investment in subsection 146.3(1) of the Act is repealed.

(2) The description of A in the definition minimum amount in subsection 146.3(1) of the Act is replaced by the following:

A

is the total fair market value of all properties held in connection with the fund at the beginning of the year (other than annuity contracts held by the plan trust that, at the beginning of the calendar year, are described in paragraph (j) of the definition qualified investment in subsection 207.01(1));

(3) Paragraph (a) of the description of C in the definition minimum amount in subsection 146.3(1) of the Act is replaced by the following:

(a) a periodic payment under an annuity contract described in paragraph (j) of the definition qualified investment in subsection 207.01(1) that is held by the trust at the beginning of the year and is paid to the trust in the year, or

(4) The portion of paragraph 146.3(2)(e.1) of the Act before subparagraph (i) is replaced by the following:

(e.1) if the fund does not govern a trust or the fund governs a trust created before 1998 that does not hold an annuity contract as a qualified investment (as defined in subsection 207.01(1)) for the trust, the fund provides that if an

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annuitant, at any time, directs that the carrier transfer all or part of the property held in connection with the fund, or an amount equal to its value at that time, to another registered retirement income fund of the annuitant or in accordance with subsection (14.1), the transferor shall retain an amount equal to the lesser of

(5) Clause 146.3(2)(e.2)(i)(B) of the Act is replaced by the following:

(B) an annuity contract described, immediately after the transfer, in paragraph (g) of the definition qualified investment in subsection 207.01(1), and

(6) Subparagraph 146.3(3)(e)(ii) of the Act is replaced by the following:

(ii) such portion of the amount determined under subparagraph (i) in respect of the trust for the year as can reasonably be considered to be income from, or from the disposition of, a qualified investment (as defined in subsection 207.01(1)) for the trust.

(7) Paragraph 146.3(6.4)(a) of the Act is replaced by the following:

(a) at any time after the death of the annuitant, a trust governed by the fund held an investment that is a non-qualified investment (as defined in subsection 207.01(1)); or

(8) The portion of subsection 146.3(9) of the Act before paragraph (b) is replaced by the following:

Tax payable on income from non-qualified investment

(9) If a trust that is governed by a RRIF holds, at any time in a taxation year, a property that is a non-qualified investment (as defined in subsection 207.01(1)),

(a) tax is payable under this Part by the trust on the amount that its taxable income for the year would be if it had no incomes or losses from sources other than non-qualified investments or no capital gains or capital losses other than from dispositions of non-qualified investments, as the case may be; and

(9) Subsections (1) to (8) come into force on January 1, 2027.

8 (1) The definition qualified investment in subsection 146.4(1) of the Act is repealed.

(2) The descriptions of A and B in paragraph (b) of the definition specified maximum amount in subsection 146.4(1) of the Act are replaced by the following:

A

is 10% of the fair market value of the property held by the plan trust at the beginning of the calendar year (other than annuity contracts held by the plan trust that, at the beginning of the calendar year, are described in paragraph (i) of the definition qualified investment in subsection 207.01(1)), and

B	is the total of all amounts each of which is

(i) a periodic payment under an annuity contract described in paragraph (i) of the definition qualified investment in subsection 207.01(1) that is held by the plan trust at the beginning of the calendar year and paid to the plan trust in the calendar year, or

(ii) if the periodic payment under the contract is not made to the plan trust because the plan trust disposed of the right to that payment in the calendar year, a reasonable estimate of that payment on the assumption that the contract had been held throughout the calendar year and no rights under the contract were disposed of in the calendar year. (plafond)

(3) The description of A in paragraph 146.4(4)(l) of the Act is replaced by the following:

A

is the fair market value of the property held by the plan trust at the beginning of the calendar year (other than annuity contracts held by the plan trust that, at the beginning of the calendar year, are described in paragraph (i) of the definition qualified investment in subsection 207.01(1)),

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(4) Subparagraph (i) of the description of D in paragraph 146.4(4)(l) of the Act is replaced by the following:

(i) a periodic payment under an annuity contract described in paragraph (i) of the definition qualified investment in subsection 207.01(1) that is held by the plan trust at the beginning of the calendar year and paid to the plan trust in the calendar year, or

(5) The portion of paragraph 146.4(5)(b) of the Act before subparagraph (i) is replaced by the following:

(b) if the trust is not otherwise taxable under paragraph (a) on its taxable income for the year and, at any time in the year, it carries on one or more businesses or holds a property that is a non-qualified investment (as defined in subsection 207.01(1)) for the trust, tax is payable under this Part by the trust on the amount that its taxable income for the year would be if it had no incomes or losses from sources other than those businesses and non-qualified investments, and no capital gains or losses other than from dispositions of non-qualified investments, and for this purpose,

(6) Subsections (1) to (5) come into force on January 1, 2027.

9 (1) The definition debt obligation in section 204 of the Act is repealed.

(2) The definition qualified investment in section 204 of the Act is replaced by the following:

qualified investment for a trust governed by a deferred profit sharing plan or revoked plan means, with the exception of excluded property in relation to the trust,

(a) an investment described in any of paragraphs (a) to (g) of the definition qualified investment in subsection 207.01 (1),

(b) an investment described under section 5001, paragraph 5002(a) to (c) or section 5003 or 5004 of the Income Tax Regulations, other than an investment described in any of paragraphs 5006(a) to (e) if the references in those paragraphs to “a connected person under the registered plan” were read as references to “a beneficiary or an employer under the deferred profit sharing plan or revoked plan and any person who does not deal at arm’s length with that person”,

(c) equity shares of a corporation by which, before the date of acquisition by the trust of the shares, payments have been made in trust to a trustee under the plan for the benefit of beneficiaries thereunder, if the shares are of a class in respect of which

(i) there is no restriction on their transferability, and

(ii) in each of four taxation years of the corporation in the period of the corporation’s five consecutive taxation years that ended less than 12 months before the date of acquisition of the shares by the trust, and in the corporation’s last taxation year in that period, the corporation

(A) paid a dividend on each share of the class of an amount not less than 4% of the cost per share of the shares to the trust, or

(B) had earnings attributable to the shares of the class of an amount not less than the amount obtained when 4% of the cost per share to the trust of the shares is multiplied by the total number of shares of the class that were outstanding immediately after the acquisition, and

(d) a contract with a licensed annuities provider for an annuity payable to an employee who is a beneficiary under the plan beginning not later than the end of the year in which the employee attains 71 years of age, the guaranteed term of which, if any, does not exceed 15 years; (placement admissible)

(3) Subsections (1) and (2) come into force on January 1, 2027.

10 (1) Part X.2 of the Act is repealed.

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(2) Subsection (1) comes into force on January 1, 2027.

11 (1) Paragraph (a) of the definition reserve in subsection 204.8(1) of the Act is replaced by the following:

(a) property described in paragraph (a), (b) or (f) or subparagraphs (c)(i) to (iv) of the definition qualified investment in subsection 207.01(1), and

(2) Subsection (1) comes into force on January 1, 2027.

12 (1) The description of C in the definition excess ALDA transfer in subsection 205(1) of the Act is amended by adding “and” at the end of paragraph (b) and by replacing paragraphs (c) and (d) by the following:

(c) if the transferor plan is a registered retirement savings plan or a registered retirement income fund, contracts for annuities held in connection with the plan or fund other than annuities described in paragraph (g) of the definition qualified investment in subsection 207.01(1),

(2) Subsection (1) comes into force on January 1, 2027.

13 (1) The preamble of subsection 207.01 (1) of the Act is replaced by the following:

Definitions

207.01 (1) The following definitions and the definitions in subsections 146(1) (other than the definition benefit), 146.1(1), 146.2(1), 146.3(1), 146.4(1) and 146.6(1) apply in this Part and Part L of the Income Tax Regulations.

(2) The definition qualified investment in subsection 207.01 (1) of the Act is replaced by the following:

qualified investment for a trust governed by a registered plan means

(a) money (other than money the fair market value of which exceeds its stated value as legal tender in the country of issuance or money that is held for its numismatic value) and deposits (within the meaning assigned by the Canada Deposit Insurance Corporation Act or with a branch in Canada of a bank) of such money standing to the credit of the trust;

(b) a guaranteed investment certificate issued by a trust company incorporated under the laws of Canada or of a province;

(c) a bond, debenture, note or similar obligation

(i) described in paragraph (a) of the definition fully exempt interest in subsection 212(3),

(ii) issued by a corporation, mutual fund trust or limited partnership the shares or units of which are listed on a designated stock exchange in Canada,

(iii) issued by a corporation the shares of which are listed on a designated stock exchange outside Canada,

(iv) issued by an authorized foreign bank and payable at a branch in Canada of the bank,

(v) that was issued as part of a single issue of debt of at least $25 million with an investment grade rating from a prescribed credit rating agency (or had such a rating at the time the debt obligation is acquired by the trust),

(vi) that was issued on a continuous basis under a debt issuance program, provided that at least $25 million of debt under the program had been issued and is outstanding with an investment grade rating from a prescribed credit rating agency (or had such a rating at the time the debt obligation is acquired by the trust),

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(vii) that was acquired by the trust in exchange for a debt obligation that satisfied the condition in subparagraph (v) or (vi) as part of a proposal or an arrangement that has been approved by a court under the Bankruptcy and Insolvency Act or the Companies’ Creditors Arrangement Act, or

(viii) issued by a public corporation (other than a mortgage investment corporation);

(d) a security (other than a future contract or other derivative instrument in respect of which the holder’s risk of loss may exceed the holder’s cost) that is listed on a designated stock exchange;

(e) a share of the capital stock of a public corporation (other than a mortgage investment corporation);

(f) an investment contract described in subparagraph (b)(ii) of the definition retirement savings plan in subsection 146(1) and issued by a corporation approved by the Governor in Council for the purposes of that subparagraph;

(g) a contract for an annuity issued by a licensed annuities provider if

(i) the trust is the only person that, disregarding a subsequent transfer of the contract by the trust, is or may become entitled to an annuity payment under the contract, and

(ii) the holder of the contract has a right to surrender the contract at any time for an amount that would, if reasonable sales and administration charges were ignored, approximate the value of funds that could otherwise be applied to fund future periodic payments under the contract;

(h) if the registered plan is a RESP, an investment that was acquired by the trust before October 28, 1998;

(i) if the registered plan is a RDSP, a contract for an annuity issued by a licensed annuities provider if

(i) annual or more frequent periodic payments are or may be made under the contract to the holder of the contract,

(ii) the trust is the only person who, disregarding any subsequent transfer of the contract by the trust, is or may become entitled to any annuity payments under the contract,

(iii) neither the time nor the amount of any payment under the contract may vary because of the length of any life, other than the life of the beneficiary under the RDSP (in this paragraph referred to as the “RDSP beneficiary”),

(iv) the day on which the periodic payments began or are to begin is not later than the end of the later of

(A) the year in which the RDSP beneficiary attains the age of 60 years, and

(B) the year following the year in which the contract was acquired by the trust,

(v) the periodic payments are payable for the life of the RDSP beneficiary and either there is no guaranteed period under the contract or there is a guaranteed period that does not exceed 15 years,

(vi) the periodic payments

(A) are equal, or

(B) are not equal solely because of one or more adjustments that would, if the contract were an annuity under a retirement savings plan, be in accordance with subparagraphs 146(3)(b)(iii) to (v) or that arise because of a uniform reduction in the entitlement to the periodic payments as a consequence of a partial surrender of rights to the periodic payments, and

(vii) the contract requires that, in the event the plan must be terminated in accordance with paragraph 146.4(4)(p), any amounts that would otherwise be payable after the termination be commuted into a single payment;

(j) if the registered plan is a RRIF, a contract for an annuity issued by a licensed annuities provider if

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(i) annual or more frequent periodic payments are or may be made under the contract to the holder of the contract,

(ii) the trust is the only person who, disregarding any subsequent transfer of the contract by the trust, is or may become entitled to any annuity payments under the contract,

(iii) neither the time nor the amount of any payment under the contract may vary because of the length of any life, other than

(A) if the annuitant under the RRIF (in this paragraph referred to as the “RRIF annuitant”) has made the election referred to in the definition retirement income fund in subsection 146.3(1) in respect of the fund and a spouse or common-law partner, the life of the RRIF annuitant or the life of the spouse or common-law partner, and

(B) in any other case, the life of the RRIF annuitant,

(iv) the day on which the periodic payments began or are to begin (in this paragraph referred to as the “start date”) is not later than the end of the year following the year in which the contract was acquired by the trust,

(v) either

(A) the periodic payments are payable for the life of the RRIF annuitant or the joint lives of the RRIF annuitant and the RRIF annuitant’s spouse or common-law partner and either there is no guaranteed period under the contract or there is a guaranteed period that begins at the start date and does not exceed a term equal to 90 years minus the lesser of

(I) the age in whole years at the start date of the RRIF annuitant (determined on the assumption that the RRIF annuitant is alive at the start date), and

(II) the age in whole years at the start date of a spouse or common-law partner of the RRIF annuitant (determined on the assumption that a spouse or common-law partner of the RRIF annuitant at the time the contract was acquired is a spouse or common-law partner of the RRIF annuitant at the start date), or

(B) the periodic payments are payable for a term equal to

(I) 90 years minus the age described in subclause (A)(I), or

(II) 90 years minus the age described in subclause (A)(II), and

(vi) the periodic payments

(A) are equal, or

(B) are not equal solely because of one or more adjustments that would, if the contract were an annuity under a retirement savings plan, be in accordance with subparagraphs 146(3)(b)(iii) to 146(3)(b)(v) or that arise because of a uniform reduction in the entitlement to the periodic payments as a consequence of a partial surrender of rights to the periodic payments;

(k) if the registered plan is a RRSP, a contract for an annuity issued by a licensed annuities provider if it

(i) is described in the definition retirement income in subsection 146(1) in respect of the annuitant under the RRSP (in this paragraph referred to as the “RRSP annuitant”), or

(ii) meets the following conditions:

(A) annual or more frequent periodic payments are or may be made under the contract to the holder of the contract,

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(B) the trust is the only person who, disregarding any subsequent transfer of the contract by the trust, is or may become entitled to any annuity payments under the contract,

(C) neither the time nor the amount of any payment under the contract may vary because of the length of any life, other than the life of the RRSP annuitant,

(D) the day on which the periodic payments began or are to begin (in this subparagraph referred to as the “start date”) is not later than the end of the year in which the RRSP annuitant attains 72 years of age,

(E) either

(I) the periodic payments are payable for the life of the RRSP annuitant and either there is no guaranteed period under the contract or there is a guaranteed period that begins at the start date and does not exceed a term equal to 90 years minus the lesser of

1 the age in whole years at the start date of the RRSP annuitant (determined on the assumption that the RRSP annuitant is alive at the start date), and

2 the age in whole years at the start date of a spouse or common-law partner of the RRSP annuitant (determined on the assumption that a spouse or common-law partner of the RRSP annuitant at the time the contract was acquired is a spouse or common-law partner of the RRSP annuitant at the start date), or

(II) the periodic payments are payable for a term equal to

1 90 years minus the age described in sub-subclause (I)1, or

2 90 years minus the age described in sub-subclause (I)2, and

(F) the periodic payments

(I) are equal, or

(II) are not equal solely because of one or more adjustments that would, if the contract were an annuity under a retirement savings plan, be in accordance with subparagraphs 146(3)(b)(iii) to (v) or that arise because of a uniform reduction in the entitlement to the periodic payments as a consequence of a partial surrender of rights to the periodic payments; and

(l) a prescribed investment. (placement admissible)

(3) Paragraphs (a) and (b) of the definition excluded property in subsection 207.01 (1) of the Act are replaced by the following:

(a) property described in subparagraph 5001(h)(ii) of the Income Tax Regulations;

(b) an equity of a mutual fund corporation or mutual fund trust if

(i) either

(A) the equity is equity of a mutual fund corporation or mutual fund trust that derives all or substantially all its value from one or more mutual funds that are subject to, and substantially comply with, the requirements of National Instrument 81–102 Investment Funds, as amended from time to time, of the Canadian Securities Administrators, or

(B) the corporation or trust follows a reasonable policy of investment diversification,

(ii) the time is

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(A) during the 24-month period that begins on the day on which the first taxation year of the corporation or trust begins,

(B) during the 24-month period that ends on the day on which the last taxation year of the corporation or trust ends, or

(C) where the equity is a share of the capital stock of a mutual fund corporation and the share derives all or substantially all its value from a particular mutual fund,

(I) during the 24-month period that begins on the day on which the particular mutual fund is established, or

(II) during the 24-month period that ends on the day on which the particular mutual fund is terminated,

(iii) it is reasonable to conclude that none of the main purposes of the structure of the corporation or trust, or of the terms and conditions of the equity, is to accommodate transactions or events that could affect the fair market value of the property held by the trust governed by the registered plan in a manner that would not occur in a normal commercial or investment context in which parties deal with each other at arm’s length and act prudently, knowledgeably and willingly, and

(iv) it is reasonable to conclude that none of the main purposes of the incorporation, establishment or operation of the corporation or trust, or of the particular mutual fund, is to benefit from this paragraph; or

(4) Paragraph 207.01 (12)(c) of the Act is replaced by the following:

(c) the property is, or would be if it was not a prohibited investment at the time it was acquired by the exchanging trust, a qualified investment for the exchanging trust immediately after the exchange time; and

(5) Subsections (1) to (4) come into force on January 1, 2027.

14 (1) Paragraph (d) of the definition excluded trust in subsection 211.6(1) of the Act is replaced by the following:

(d) if the trust is not a trust to which paragraph (e) applies, acquires at that time any property that is not described in any of paragraphs (a) and (b) and subparagraph (c)(i) of the definition qualified investment in subsection 207.01(1);

(2) Subparagraph (e)(i) of the definition excluded trust in subsection 211.6(1) of the Act is replaced by the following:

(i) acquires at that time any property that is not described in any of paragraphs (a), (b), (c) and (d) of the definition qualified investment in subsection 207.01(1), or

(3) Paragraph (a) of the definition prohibited investment in subsection 211.6(1) of the Act is replaced by the following:

(a) at the time it was acquired by the trust, was described in any of subparagraphs (c)(ii) to (vii) or paragraph (d) of the definition qualified investment in subsection 207.01(1); and

(3) Subsections (1) to (3) come into force on January 1, 2027.

15 (1) Clauses 233.2(4)(c)(ii)(E) and (F) of the Act are replaced by the following:

(F) a trust in which all persons beneficially interested are persons described in clauses (A) to (D), or

(2) Subsection (1) comes into force on January 1, 2027.

16 (1) Paragraph (a) of the definition specified Canadian entity in subsection 233.3(1) of the Act is amended by adding “or” at the end of subparagraph (vi) and by repealing subparagraph (vii).

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(2) Subparagraph (a)(viii) of the definition specified Canadian entity in subsection 233.3(1) of the Act is replaced by the following:

(viii) a trust in which all persons beneficially interested are persons described in subparagraphs (i) to (vi); and

(3) Subsections (1) and (2) come into force on January 1, 2027.

17 (1) The definition registered investment in subsection 248(1) of the Act is repealed.

(2) Subsection (1) comes into force on January 1, 2027.

18 (1) The definition designated provisions in subsection 259(5) of the Act is replaced by the following:

designated provisions means sections 146, 146.1 to 146.4 and 146.6 and Parts X, XI.01 and XI.1, as they apply in respect of investments that are not qualified investments for a trust, and Part X.2; (dispositions désignées)

(2) The definition designated provisions in subsection 259(5) of the Act is replaced by the following:

designated provisions means sections 146, 146.1 to 146.4 and 146.6 and Parts X, XI.01 and XI.1, as they apply in respect of investments that are not qualified investments for a trust; (dispositions désignées)

(3) The definition specified taxpayer in subsection 259(5) of the Act is replaced by the following:

specified taxpayer means a taxpayer that is a registered investment or that is described in any of paragraphs 149(1)(r), (s), (u) to (u.2), (u.4) and (x). (contribuable déterminé)

(4) The definition specified taxpayer in subsection 259(5) of the Act is replaced by the following:

specified taxpayer means a taxpayer that is described in any of paragraphs 149(1)(r), (s), (u) to (u.2), (u.4) and (x). (contribuable déterminé)

(5) The portion of the definition qualified trust in subsection 259(5) of the Act before paragraph (a) is replaced by the following:

qualified trust at any time means a trust (other than a trust that is prescribed to be a small business investment trust) where

(6) Subsections (1) and (3) are deemed to have come into force on April 1, 2023.

(7) Subsections (2), (4) and (5) come into force on January 1, 2027.

Income Tax Regulations

19 (1) Subsection 221(1) of the Income Tax Regulations is replaced by the following:

221 (1) In this section, reporting person means

(a) a mutual fund corporation;

(b) an investment corporation;

(c) a mutual fund trust;

(d) a trust described in paragraph 4900(1)(d.21);

(e) a trust described in paragraph 4900(1)(d.22); or

(f) a small business investment trust (within the meaning assigned by subsection 5103(1)).

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(2) Paragraphs 221(1)(d) and (e) of the Regulations are replaced by the following:

(d) a trust described in paragraph 5003(a);

(e) a trust described in paragraph 5003(b); or

(3) Subsection 221(2) of the Regulations is replaced by the following:

(2) If in any taxation year a reporting person claims that a share of its capital stock issued by it, or an interest as a beneficiary under it, is a qualified investment under section 204 or 207.01 of the Act, the reporting person shall, in respect of the year and within 90 days after the end of the year, make an information return in prescribed form.

(4) Subsection (1) applies to the 2026 taxation year.

(5) Subsections (2) and (3) come into force on January 1, 2027.

20 (1) Subsection 4900(1) of the Regulations is amended by adding the following after paragraph (d.2):

(d.21) a unit of a trust that is subject to, and substantially complies with, the requirements of National Instrument 81–102 Investment Funds, as amended from time to time, of the Canadian Securities Administrators;

(d.22) a unit of a trust that is an investment fund (as defined in subsection 251.2(1) of the Act), provided that the investments of the trust are managed by a person that is registered as an investment fund manager as described in National Instrument 31–103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, as amended from time to time, of the Canadian Securities Administrators;

(2) Subsection (1) is deemed to come into force on Budget Day.

21 (1) Part XLIX of the Regulations is replaced by the following:

PART L

Qualified and Prohibited Investments for Registered Plans

Interpretation

5000 The following definitions apply in this Part.

connected person, under a registered plan (as defined in subsection 207.01 (1) of the Act) governing a trust, means a person that is a controlling individual (as defined in subsection 207.01 (1) of the Act) of the plan or a beneficiary of the trust and any other person or partnership that does not deal at arm’s length with that person. (personne rattachée)

specified cooperative corporation means

(a) a cooperative corporation as defined in subsection 136(2) of the Act; or

(b) a corporation that would be a cooperative corporation as defined in subsection 136(2) of the Act if the purpose described in that subsection were the purpose of providing employment to the corporation’s members or customers. (coopérative déterminée)

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specified small business corporation, at any time, means a corporation (other than a cooperative corporation) that would, at that time or at the end of the last taxation year of the corporation that ended before that time, be a small business corporation if the reference to “Canadian-controlled private corporation” in the definition small business corporation in subsection 248(1) of the Act were read as a reference to “Canadian corporation (other than a corporation controlled at that time, directly or indirectly in any manner whatever, by one or more non-resident persons)”. (société déterminée exploitant une petite entreprise)

Debt Instruments

5001 For the purposes of paragraph (l) of the definition qualified investment in subsection 207.01 (1) of the Act, each of the following investments is prescribed as a qualified investment for a trust governed by a registered plan at a particular time if at that time it is

(a) an indebtedness of a Canadian corporation represented by a bankers’ acceptance;

(b) a bond, debenture, note or similar obligation of a Canadian corporation if

(i) payment of the principal amount of the obligation and the interest on the principal amount is guaranteed by a corporation or a mutual fund trust whose shares or units, as the case may be, are listed on a designated stock exchange in Canada,

(ii) the corporation is controlled directly or indirectly by one or more corporations or mutual fund trusts described in subparagraph (i), or

(iii) payment of the principal amount of which is guaranteed by His Majesty in right of a province under the Community Development Bonds Act, C.C.S.M., c. C160;

(c) a bond, debenture, note or similar obligation issued by, or a deposit with, a credit union;

(d) a bond, debenture, note or similar obligation issued by a cooperative corporation (as defined in 136(2) of the Act) if

(i) throughout the taxation year of the corporation immediately preceding the year in which the obligation was acquired by the plan trust, the corporation had at least 100 shareholders, or if all its shareholders were corporations, 50 shareholders, and

(ii) no more than 5% of the fair market value of all obligations of the corporation are held by one or more plan trusts that share the same controlling individual (as defined in subsection 207.01 (1) of the Act) or beneficiary;

(e) a bond, debenture, note or similar obligation of a Canadian corporation if, at the time the obligation is acquired by the plan trust, the corporation that issued the obligation is a corporation that

(i) is, or is controlled by, a corporation that has issued and outstanding share capital carried in its books at not less than $25 million, and

(ii) has issued and outstanding bonds, debentures, notes or similar obligations having in the aggregate a principal amount of at least $10 million

(A) that are held by at least 300 different persons,

(B) for which one or more prospectus, registration statement or similar document was filed with and, where required by law, accepted for filing by a public authority in Canada in accordance with the laws of Canada or a province, and

(C) for which there was a lawful distribution to the public of those bonds, debentures, notes or similar obligations in accordance with the document described in clause (B);

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(f) a debt issued by a Canadian corporation (other than a corporation with share capital) if the taxable income of the corporation is exempt from tax under Part I of the Act because of paragraph 149(1)(l) of the Act and

(i) before the particular time and after 1995, the corporation

(A) acquired, for a total consideration of not less than $25 million, property from His Majesty in right of Canada or a province, and

(B) put that property to a use that is the same as or similar to the use to which the property was put before the acquisition described in clause (A), or

(ii) at the time of the acquisition of the debt by the plan trust, it was reasonable to expect that subparagraph (i) would apply in respect of the debt no later than one year after the time of the acquisition;

(g) a debt issued by a Canadian corporation (other than a corporation with share capital) if the taxable income of the corporation is exempt from tax under Part I of the Act because of paragraph 149(1)(l) of the Act and

(i) the debt is issued by the corporation as part of an issue of debt by the corporation for an amount of at least $25 million, or

(ii) at the time of the acquisition of the debt by the plan trust, the corporation had issued debt as part of a single issue for an amount of at least $25 million;

(h) a debt obligation of a debtor, or an interest (or for civil law a right) in that debt obligation, if it is

(i) fully secured by a mortgage, charge, hypothec or similar instrument in respect of real or immovable property situated in Canada, or would be fully secured were it not for a decline in the fair market value of the property after the debt obligation was issued, or

(ii) secured by a mortgage, charge, hypothec or similar instrument in respect of real or immovable property situated in Canada and is

(A) administered by an approved lender under the National Housing Act, and

(B) insured under the National Housing Act or by a corporation that offers its services to the public in Canada as an insurer of mortgages or hypothecary claims and that is approved as a private insurer of mortgages or hy-pothecary claims by the Superintendent of Financial Institutions under subsection 6(1) of the Office of the Superintendent of Financial Institutions Act; or

(i) a certificate evidencing an undivided interest, or for civil law an undivided right, in one or more properties if

(i) all or substantially all of the fair market value of the certificate is attributable to property that is, or is incidental to, a debt obligation secured by

(A) a mortgage, charge, hypothec, or similar instrument in respect of real or immovable property situated in Canada, or

(B) property described in paragraph (a) or subparagraph (c)(i) of the definition qualified investment in subsection 207.01 (1) of the Act that was substituted for the security referred to in clause (A) under the terms of the debt obligation,

(ii) the certificate, at the time of its acquisition by the plan trust, has an investment-grade rating with a credit rating agency referred to in section 5005, and

(iii) the certificate is issued as part of an issue of certificates by the issuer for a total amount of at least $25 million.

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Equity Instruments

5002 For the purposes of paragraph (l) of the definition qualified investment in subsection 207.01 (1) of the Act, each of the following investments is prescribed as a qualified investment for a trust governed by a registered plan at a particular time if at that time it is

(a) a share of the capital stock of a mortgage investment corporation;

(b) a share of, or similar interest in, a credit union;

(c) an American Depositary Receipt where the property represented by the receipt is listed on a designated stock exchange;

(d) a share of the capital stock of a specified small business corporation;

(e) a share of the capital stock of a venture capital corporation described in any of sections 6700 to 6700.2; or

(f) a share of the capital or capital stock of a specified cooperative corporation.

Trusts

5003 For the purposes of paragraph (l) of the definition qualified investment in subsection 207.01 (1) of the Act, each of the following investments is prescribed as a qualified investment for a trust governed by a registered plan at a particular time if at that time it is a unit of a trust that is

(a) subject to, and substantially complies with, the requirements of National Instrument 81–102 Investment Funds, as amended from time to time, of the Canadian Securities Administrators;

(b) an investment fund (as defined in subsection 251.2(1)), provided that the investments of the trust are managed by a person that is registered as an investment fund manager as described in National Instrument 31–103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, as amended from time to time, of the Canadian Securities Administrators;

(c) a mutual fund trust (or would be a mutual fund trust if it had been created after 1999); or

(d) a small business investment trust (within the meaning assigned by subsection 5103(1)) that

(i) was acquired by the trust before January 1, 2027,

(ii) was a qualified investment for the trust at the time it was acquired, and

(iii) would, at the particular time, be a qualified investment for the trust under the Regulations as they read on December 31, 2026.

Other Prescribed Investments

5004 For the purposes of paragraph (l) of the definition qualified investment in subsection 207.01 (1) of the Act, each of the following investments is prescribed as a qualified investment for a trust governed by a registered plan at a particular time if at that time it is

(a) an option, a warrant or a similar right (each of which is, in this paragraph, referred to as the “security”) issued by a person or partnership (in this paragraph referred to as the “issuer”) that gives the holder the right to acquire, either immediately or in the future, property all of which is a qualified investment for the plan trust or to receive a cash settlement in lieu of delivery of that property, where the property is

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(i) a share of the capital stock of, a unit of, or a debt issued by, the issuer or another person or partnership that does not, when the security is issued, deal at arm’s length with the issuer; or

(ii) a warrant issued by the issuer or another person or partnership that does not, when the security is issued, deal at arm’s length with the issuer, and that gives the holder the right to acquire a share or unit described in subparagraph (i);

(b) gold (with a minimum fineness of 995 parts per 1000) or silver (with a minimum fineness of 999 parts per 1000), in the form of or represented by

(i) a legal tender bullion coin produced by the Royal Canadian Mint that

(A) has a fair market value at the particular time not exceeding 110 per cent of the fair market value of the coin’s gold or silver content and

(B) is acquired by the trust directly from the Royal Canadian Mint or from a bank, a trust company, a credit union, an insurance corporation or a registered securities dealer that is resident in Canada and subject by law to the supervision of a regulating authority that is the Superintendent of Financial Institutions or a similar authority of a province,

(ii) a bullion bar, ingot or wafer produced by a refiner on the London Bullion Market Association’s good delivery list for gold or silver, as the case may be, that is

(A) stamped with the fineness, weight and the refiner’s hallmark, and

(B) acquired directly from the refiner or a person described in clause (i)(B), or

(iii) a certificate issued by a person described in clause (i)(B) representing a claim of the holder of the certificate to property held by the issuer of the certificate, if

(A) the property would be property described in subparagraph (i) or (ii) if those subparagraphs were read without reference to clauses (i)(B) and (ii)(B), respectively, and

(B) the certificate is acquired by the trust directly from the issuer of the certificate or a person described in clause (i)(B); or

(c) an interest of a limited partner in a small business investment limited partnership (within the meaning assigned by subsection 5102(1)) that

(i) was acquired by the trust before January 1, 2027,

(ii) was a qualified investment for the trust at the time it was acquired, and

(iii) would, at the particular time, be a qualified investment for the trust under the Regulations as they read on December 31, 2026.

Prescribed Credit Rating Agency

5005 For the purposes of subparagraphs (c)(v) and (vi) of the definition qualified investment in subsection 207.01 (1) of the Act, each of the following is a prescribed credit rating agency:

(a) A.M. Best Company, Inc.;

(b) DBRS Limited;

(c) Fitch Ratings, Inc.;

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(d) Moody’s Investors Service, Inc.;

(e) Standard & Poor’s Financial Services LLC; and

(f) a subsidiary or affiliate of a company listed in any of paragraphs (a) to (e), to the extent that it provides credit rating services outside of Canada on behalf of the company in respect of which it is the subsidiary or affiliate.

Prescribed Prohibited Property

5006 For the purposes of paragraph (d) of the definition prohibited investment in subsection 207.01(1) of the Act, each of the following is a prescribed property for a trust at a particular time if at that time it is

(a) a share of the capital stock of a mortgage investment corporation that holds any indebtedness, whether by way of mortgage or otherwise, of a person who is a connected person under the registered plan governing the trust;

(b) an option, a warrant or a similar right that is issued by a connected person under the registered plan governing the trust;

(c) a bond, debenture, note or similar obligation issued by, or a deposit with, a credit union that granted any benefit or privilege as a result of the ownership by the trust of a share or obligation of, or a deposit with, the credit union to a person who is a connected person under the registered plan governing the trust, if the benefit was granted during the calendar year in which the particular time occurs, or, where the person continues to enjoy the benefit or privilege, in a prior year;

(d) a bond, debenture, note or similar obligation issued by a cooperative corporation (as defined in subsection 136(2) of the Act) that granted any benefit or privilege as a result of the ownership by the trust of a share or obligation of the corporation to a person who is a connected person under the registered plan governing the trust, if the benefit was granted during the calendar year in which the particular time occurs, or, where the person continues to enjoy the benefit or privilege, in a prior year;

(e) a bankers’ acceptance that represents an indebtedness of a Canadian corporation that is a connected person under the registered plan governing the trust; and

(f) a share of the capital or capital stock of a specified cooperative corporation if

(i) ownership of the share or a share identical to the share is a condition of membership in the corporation, and

(ii) a connected person under the registered plan governing the trust

(A) has received a payment from the corporation pursuant to an allocation in proportion to patronage (as defined in subsection 135(4) of the Act) in respect of consumer goods or services (as defined in subsection 135(4) of the Act), or

(B) can reasonably be expected to receive a payment described in clause (A), after the acquisition of the share by the plan trust.

(2) Subsection (1) comes into force on January 1, 2027.

22 (1) The heading “Deferred Income Plans, Investments in Small Business” before section 5100 of the Regulations is replaced by the following:

PART LI

Small Business Investments

(2) Subsection (1) comes into force on January 1, 2027.

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23 (1) The definition specified property in subsection 5100(1) of the Regulations is replaced by the following:

specified property means property described in paragraph (a), (b) or (f) or subparagraphs (c)(i) to (iv) of the definition qualified investment in subsection 207.01(1) of the Act. (bien déterminé)

(2) Subsection (1) comes into force on January 1, 2027.

Information Sharing – Worker Misclassification

1 Paragraph 241(4)(d) of the Act is amended by adding the following after subparagraph (x.1):

(x.2) to an official of the Department of Employment and Social Development solely for the purpose of the administration or enforcement of the Canada Labour Code as it relates to the misclassification of employees,

Home Accessibility Tax Credit

1 (1) The definition qualifying expenditure in subsection 118.041 (1) of the Act is amended by striking out “or” at the end of paragraph (i), by adding “or” at the end of paragraph (j) and by adding the following after paragraph (j):

(k) that is included in computing a deduction under section 118.2 for any taxpayer for any taxation year. (dépense admissible)

(2) Subsection 118.041 (4) of the Act is repealed.

(3) Subsections (1) and (2) come into force or are deemed to have come into force on January 1, 2026.

21-Year Rule

1 (1) The portion of subsection 104(5.8) of the Act before paragraph (a) is replaced by the following:

Trust transfers

(5.8) Where capital property, land included in inventory, Canadian resource property or foreign resource property is transferred, directly or indirectly in any manner whatever, at a particular time by a trust (in this subsection referred to as the “transferor trust”) to another trust (in this subsection referred to as the “transferee trust”) in circumstances in which subsection 107(2) or 107.4(3) or paragraph (f) of the definition disposition in subsection 248(1) applies,

(2) Subsection (1) applies in respect of transfers of property that occur on or after Budget Day.

Canada Carbon Rebate

1 The Act is modified to give effect to the proposals relating to the Canada Carbon Rebate as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Immediate Expensing for Manufacturing and Processing Buildings

1 The Act is modified to give effect to the proposals relating to the Immediate Expensing for Manufacturing and Processing Buildings as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Scientific Research and Experimental Development Tax Incentive Program

1 (1) Subsection 127(10.2) is replaced by the following:

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Expenditure limit — CCPC

(10.2) For the purpose of subsection (10.1), a particular Canadian-controlled private corporation’s expenditure limit for a particular taxation year is the amount determined by the formula

$6 million × ($60 million – A)/$60 million

where

A  is

(a) nil, if the following amount is less than or equal to $15 million:

(i) if the particular corporation is not associated with any other corporation in the particular taxation year, the amount that is its taxable capital employed in Canada (within the meaning assigned by section 181.2 or 181.3) for its immediately preceding taxation year, and

(ii) if the particular corporation is associated with one or more other corporations in the particular taxation year, the amount that is the total of all amounts, each of which is the taxable capital employed in Canada (within the meaning assigned by section 181.2 or 181.3) of the particular corporation for its, or of one of the other corporations for its, last taxation year that ended in the last calendar year that ended before the end of the particular taxation year, and

(b) in any other case, the lesser of $60 million and the amount by which the amount determined under subparagraph (a)(i) or (ii), as the case may be, exceeds $15 million.

(2) Subsection 127(10.6) of the Act is replaced by the following:

Expenditure limit determination in certain cases

(10.5) Notwithstanding any other provision of this section,

(a) where a Canadian-controlled private corporation (in this paragraph referred to as the “first corporation”) has more than one taxation year ending in the same calendar year and it is associated in two or more of those taxation years with another Canadian-controlled private corporation that has a taxation year ending in that calendar year, the expenditure limit of the first corporation for each taxation year in which it is associated with the other corporation ending in that calendar year is, subject to the application of paragraph (b), an amount equal to its expenditure limit for the first such taxation year determined without reference to paragraph (b); and

(b) where a Canadian-controlled private corporation has a taxation year that is less than 51 weeks, its expenditure limit for the year is that proportion of its expenditure limit for the year determined without reference to this paragraph that the number of days in the year is of 365.

Expenditure limit — ECPC

(10.6) For the purpose of subsection (10.1), a particular eligible Canadian public corporation’s expenditure limit for a particular taxation year is the amount determined by the formula

$6 million × ($60 million – A)/$60 million
where

A is

(a) nil, if the following amount is less than or equal to $15 million:

(i) if the particular corporation is not a member of a consolidated group in the particular taxation year, the amount that is the average, over the period of three fiscal years immediately preceding and ending before the particular taxation year, of its annual revenue based on the amounts reflected in the financial statements of the corporation, and

(ii) if the particular corporation is a member of a consolidated group in the particular taxation year, the amount that is the average, over the period of three fiscal years immediately preceding and ending before the particular taxation year, of the annual revenue reflected in the consolidated financial statements of the group, and

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(b) in any other case, the lesser of $60 million and the amount by which the amount determined under subparagraph (a)(i) or (ii), as the case may be, exceeds $15 million.

 Expenditure limits — consolidated ECPCs

(10.61) Notwithstanding subsection (10.6), the expenditure limit for a taxation year of an eligible Canadian public corporation that is, at any time in the year, a member of a consolidated group is, except as otherwise provided in this section, nil.

 Consolidated ECPCs

(10.62) If all of the eligible Canadian public corporations that are members of a consolidated group file with the Minister in prescribed form an agreement under which, for the purpose of subsection (10.1), they allocate an amount to one or more of them for the year and the amount so allocated or the total of the amounts so allocated, as the case may be, does not exceed the amount determined for the year by the formula in subsection (10.6), the expenditure limit for the year of each of the corporations is the amount so allocated to it.

 Failure to file agreement

(10.63) If any of the eligible Canadian public corporations that are members of a consolidated group fails to file with the Minister an agreement as contemplated by subsection (10.62) within 30 days after notice in writing by the Minister is forwarded to any of them that such an agreement is required for the purposes of this Part, the Minister shall, for the purpose of subsection (10.1), allocate an amount to one or more of them for the year, which amount or the total of which amounts, as the case may be, shall equal the amount determined for the year by the formula in subsection (10.6), and in any such case the expenditure limit for the year of each of the corporations is the amount so allocated to it.

 Determinations in certain cases

(10.64) Notwithstanding any other provision of this section,

(a) where an eligible Canadian public corporation (in this paragraph referred to as the “first corporation”) has more than one taxation year ending in the same calendar year and in two or more of those taxation years it is a member of a consolidated group in which another eligible Canadian public corporation has a taxation year ending in that calendar year, the expenditure limit of the first corporation for each taxation year in which it is in the same group as the other corporation ending in that calendar year is, subject to the application of paragraph (b), an amount equal to its expenditure limit for the first such taxation year determined without reference to paragraph (b);

(b) where an eligible Canadian public corporation has a taxation year that is less than 51 weeks, its expenditure limit for the year is that proportion of its expenditure limit for the year determined without reference to this paragraph that the number of days in the year is of 365;

(c) for the purpose of subparagraph (a)(i) of the description of A in subsection (10.6), where one or more of the fiscal years of an eligible Canadian public corporation is less than 51 weeks, the revenue reflected in the financial statements for each of those fiscal years shall be determined by multiplying that amount by the ratio that 365 is of the number of days in that year;

(d) for the purpose of subparagraph (a)(ii) of the description of A in subsection (10.6), where one or more of the fiscal years of the ultimate parent entity of a consolidated group is less than 51 weeks, the revenue reflected in the consolidated financial statements of the entity for each of those fiscal years shall be determined by multiplying that amount by the ratio that 365 is of the number of days in that year; and

(e) for the purpose of subparagraphs (a)(i) and (ii) of the description of A in the formula in subsection (10.6),

(i) the average annual revenue referred to in each subparagraph is to be calculated over the actual number of fiscal years if there are less than three fiscal periods immediately preceding and ending before the particular taxation year, and

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(ii) if paragraph (10.32)(c) applies, the average annual revenue referred to in that paragraph is to be calculated over the actual number of fiscal years if there are less than three fiscal years immediately preceding and ending in the calendar year referred to in that paragraph.

(3) Subsections (1) and (2) apply to taxation years that begin on or after December 16, 2024.

Agricultural Cooperatives: Patronage Dividends Paid in Shares

1 Paragraph (a) of the definition tax deferred cooperative share in subsection 135.1(1) of the Act is replaced by the following:

(a) issued, after 2005 and before 2031, by an agricultural cooperative corporation to a person or partnership that is at the time the share is issued an eligible member of the agricultural cooperative corporation, pursuant to an allocation in proportion to patronage;

Critical Mineral Exploration Tax Credit

1 (1) The definition critical mineral in subsection 127(9) of the Act is replaced by the following:

critical mineral means bismuth, cesium, chromium, cobalt, copper, fluorspar, gallium, germanium, graphite, indium, lithium, magnesium, manganese, molybdenum, nickel, niobium, a platinum group metal, a rare earth element, scandium, tantalum, tellurium, tin, titanium, tungsten, uranium, vanadium or zinc; (minéral critique)

(2) Subsection (1) applies in respect of expenses renounced under a flow-through share agreement entered into after Budget Day.

Clean Technology Manufacturing Investment Tax Credit

1 (1) The definition qualifying material in subsection 127.49 (1) of the Act is amended by striking out “and” at the end of paragraph (e) and by adding the following after subparagraph (f):

(g) antimony;

(h) gallium;

(i) germanium;

(j) indium; and

(k) scandium.

(2) Subsection (1) applies in respect of property that is acquired and becomes available for use on or after Budget Day.

Investment Tax Credit for Carbon Capture, Utilization, and Storage

1 (1) Paragraphs (a) and (b) of the definition specified percentage in subsection 127.44 (1) of the Act are replaced by the following:

 (a) qualified carbon capture expenditure if incurred in respect of carbon capture

(i) directly from ambient air

(A) after 2021 and before 2036, 60%,

(B) after 2035 and before 2041, 30%, or

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(C) after 2040, 0%, or

(ii) other than directly from ambient air

(A) after 2021 and before 2036, 50%,

(B) after 2035 and before 2041, 25%, or

(C) after 2040, 0%; and

(b) qualified carbon transportation expenditure, qualified carbon storage expenditure or qualified carbon use expenditure if incurred

(i) after 2021 and before 2036, 371/2%,

(ii) after 2035 and before 2041, 18 3/4%, or

(iii) after 2040, 0%. (pourcentage déterminé)

(2) Subsection (1) is deemed to have come into force on Budget Day.

Clean Electricity Investment Tax Credit and Canada Growth Fund

1 The Act is modified to give effect to the proposals relating to the Clean Electricity Investment Tax Credit and Canada Growth Fund as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Tax Deferral Through Tiered Corporate Structures

1  (1) Paragraph 87(2)(j.6) of the Act is replaced by the following:

Continuing corporation

(j.6) for the purposes of paragraphs 12(1)(t) and (x), subsections 12(2.2) and 13(7.1), (7.4) and (24), paragraphs 13(27)(b) and (28)(c), subsections 13(29) and 18(9.1), paragraphs 20(1)(e), (e.1), (v) and (hh), sections 20.1 and 32, paragraph 37(1)(c), subsection 39(13), subparagraphs 53(2)(c)(vi) and (h)(ii), paragraph 53(2)(s), subsections 53(2.1), 66(11.4), 66.7(11) and 84.1(2.31) and (2.32), section 110.61, subsections 127(10.2) and 129(1.3) to (1.32), section 139.1, subsection 152(4.3), the determination of D in the definition undepreciated capital cost in subsection 13(21), the determination of L in the definition cumulative Canadian exploration expense in subsection 66.1(6) and the definition qualifying business transfer in subsection 248(1), the new corporation is deemed to be the same corporation as, and a continuation of, each predecessor corporation;

(2) Subsection (1) applies to taxation years that begin on or after Budget Day.

2 (1) Subsection 129(1.2) of the Act is replaced by the following:

Dividends deemed not to be taxable dividends

(1.2) Where a dividend is paid on a share of the capital stock of a corporation and the share (or another share for which the share was substituted) was acquired by its holder in a transaction or as part of a series of transactions one of the main purposes of which was to enable the corporation (or another corporation affiliated with the corporation) to obtain a dividend refund, the dividend shall, for the purposes of subsections (1) and (1.3) to (1.32), be deemed not to be a taxable dividend.

Staggered year ends – dividend refund suspension

(1.3) For the purpose of subsection (1) and subject to subsection (1.31), the amount of a dividend paid by a corporation (in this subsection and subsections (1.31) and (1.32) referred to as the “payer corporation”) — other than a dividend to

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which paragraph 55(3)(a) or (b) applies in the course of a reorganization — is deemed not to be a taxable dividend to the extent that the dividend is received, directly or indirectly through one or more trusts or partnerships, by another corporation (in subsections (1.31) and (1.32) referred to as a “payee corporation”) that:

(a) is affiliated with the payer corporation immediately before the time the dividend is paid;

(b) is a private corporation or a subject corporation (within the meaning assigned by subsection 186(3)); and

(c) has a balance-due day for the taxation year in which it received the dividend that is after the balance-due day for the taxation year of the payer corporation (in subsection (1.31) referred to as the “payer-due day”) in which it paid the dividend.

Exclusion

(1.31) Subsection (1.3) does not apply to a dividend if:

(a) the following conditions are satisfied:

(i) in the taxation year of the payee corporation in which the dividend was received, the payee corporation paid, on or before the payer-due day, one or more taxable dividends (in this subsection referred to as the “payee dividend”) the total amount of which equals or exceeds the amount of the dividend received by the payee corporation,

(ii) if applicable, in the taxation year of each corporation (in this subsection referred to as a “grandparent corporation”) that is affiliated with the payer corporation immediately before the time the dividend is paid and that received, directly or indirectly through one or more trusts, partnerships or grandparent corporations, all or a portion of the payee dividend, the grandparent corporation paid, on or before the payer-due day, one or more taxable dividends (in this subsection referred to as the “grandparent dividend”) the total amount of which equals or exceeds the amount of the payee dividend received, directly or indirectly, by the grandparent corporation, and

(iii) no portion of the payee dividend referred to in subparagraph (i) or the grandparent dividend referred to in subparagraph (ii) is otherwise relied on by any taxpayer to avoid the application of subsection (1.3); or

(b) the payer corporation was subject to a loss restriction event within 30 days after the payer corporation paid the dividend that, but for this paragraph, would be subject to subsection (1.3).

Release of suspended dividend refund

(1.32) For the purpose of subsection (1), a payer corporation is deemed to have paid at the end of a particular taxation year a taxable dividend equal to the amount of a dividend that was subject to subsection (1.3) in a taxation year of the payer corporation preceding the particular taxation year (in this subsection referred to as the “suspended dividend”) if the following conditions are met:

(a) between the time the suspended dividend was paid and the end of the particular taxation year

(i) the payer corporation was not subject to a loss restriction event, and

(ii) the payee corporation, and if applicable each grandparent corporation (described in subparagraph (1.31)(a)(ii) at the time subsection (1.3) applied to the payer corporation in respect of the suspended dividend), paid one or more taxable dividends the total amount of which equals or exceeds the amount of the suspended dividend, and the dividends were received, directly or indirectly through one or more trusts, partnerships or grandparent corporations, by a taxpayer that was not

(A) a corporation that was affiliated with the payer corporation immediately before the time the suspended dividend was paid, or

(B) a private corporation or a subject corporation, within the meaning assigned by subsection 186(3), (in this subsection referred to as the “connected corporation”) that was connected, within the meaning assigned by subsection 186(4), with the payee corporation or a grandparent corporation at the time that the payee corporation or the grandparent corporation paid the taxable dividend, unless:

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(I) in the taxation year of the connected corporation in which the dividend was received, the connected corporation paid, by the end of the particular taxation year, one or more taxable dividends (in this subsection referred to as the “connected dividend”) the total amount of which equals or exceeds the amount of the dividend received, and

(II) if applicable, in the taxation year of each corporation (in this subsection referred to as a “connected parent or grandparent corporation”) that is connected (within the meaning assigned by subsection 186(4)) with the connected corporation immediately before the time the connected dividend is paid and that received, directly or indirectly through one or more trusts, partnerships or connected parent or grandparent corporations, all or a portion of the connected dividend, the connected parent or grandparent corporation paid, by the end of the particular taxation year, one or more taxable dividends the total amount of which equals or exceeds their share of the connected dividend received;

(b) no amount in respect of the taxable dividends paid under paragraph (a) are relied on by any taxpayer (other than the payer corporation) to

(i) obtain a dividend refund under subsection (1), or

(ii) avoid the application of subsection (1.3); and

(c) this subsection has not previously applied in respect of the suspended dividend.

Assessments

(1.33) Despite subsections 152(4) to (5), such assessments, reassessments, determinations and redeterminations may be made as are necessary to give effect to subsections (1.3) to (1.32).

(2) Subsection (1) applies to dividends paid in taxation years that begin on or after Budget Day.

3 (1) The portion of paragraph 186(1)(b) of the Act before subparagraph (i) is replaced by the following:

(b) all amounts, each of which is an amount in respect of an assessable dividend received by the particular corporation in the year from a private corporation or a subject corporation that was a payer corporation connected with the particular corporation, equal to that proportion of the payer corporation’s dividend refund (within the meaning assigned by paragraph 129(1)(a), if this Act were read without reference to subsection 129(1.32)) for its taxation year in which it paid the dividend that

(2) Subparagraph 186(1)(b)(i) of the Act is replaced by the following:

(i) the amount of the dividend received by the particular corporation (excluding any amount subject to subsection 129(1.3))

(3) Subparagraph 186(1)(b)(ii) of the Act is replaced by the following:

(ii) the total of all taxable dividends paid by the payer corporation in its taxation year in which it paid the dividend and at a time when it was a private corporation or a subject corporation (excluding any amount subject to subsection 129(1.3))

(4) Subsections (1) to (3) are deemed to come into force on Budget Day.

Eligible activities under the Canadian Exploration Expense

1 The Act is modified to give effect to the proposals relating to the Eligible activities under the Canadian Exploration Expense as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

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Transfer Pricing

1 (1) Subsection 142.7(4) of the Act is replaced by the following:

Deemed fair market value

(4) If a Canadian affiliate of an entrant bank and the entrant bank make an election under subsection (3) in respect of a transfer of property by the Canadian affiliate to the entrant bank, for the purposes of subsections 15(1), 52(2), 69(1), (4) and (5), 246(1) and 247(2.02) in respect of the transfer, the fair market value of the property is deemed to be the amount agreed by the Canadian affiliate and the entrant bank in their election.

(2) Subsection (1) applies to taxation years and fiscal periods that begin after Budget Day.

2 (1) The definitions arm’s length allocation, arm’s length transfer price, tax benefit and transfer price in subsection 247(1) of the Act are repealed.

(2) The definitions transfer pricing income adjustment and transfer pricing income setoff adjustment in subsection 247(1) of the Act are replaced by the following:

transfer pricing income adjustment of a taxpayer for a taxation year means the total of all amounts each of which is the amount, if any, by which an adjustment made under subsection (2.02) (other than an adjustment included in determining a transfer pricing capital adjustment of the taxpayer for a taxation year) would result in an increase in the taxpayer’s income for the year or a decrease in a loss of the taxpayer for the year from a source if that adjustment were the only adjustment made under subsection (2.02). (redressement de revenu)

transfer pricing income setoff adjustment of a taxpayer for a taxation year means the total of all amounts each of which is the amount, if any, by which an adjustment made under subsection (2.02) (other than an adjustment included in determining a transfer pricing capital setoff adjustment of the taxpayer for a taxation year) would result in a decrease in the taxpayer’s income for the year or an increase in a loss of the taxpayer for the year from a source if that adjustment were the only adjustment made under subsection (2.02). (redressement compensatoire de revenu)

(3) Subparagraph (a)(i) of the definition transfer pricing capital adjustment in subsection 247(1) of the Act is replaced by the following:

(i) 1/2 of the amount, if any, by which the adjusted cost base to the taxpayer of a capital property (other than a depreciable property) is reduced in the year because of an adjustment made under subsection (2.02), or

(4) Subparagraph (a)(iii) of the definition transfer pricing capital adjustment in subsection 247(1) of the Act is replaced by the following:

(iii) the amount, if any, by which the capital cost to the taxpayer of a depreciable property is reduced in the year because of an adjustment made under subsection (2.02); and

(5) Subparagraph (b)(i) of the definition transfer pricing capital adjustment in subsection 247(1) of the Act is replaced by the following:

(i) 1/2 of the amount, if any, by which the adjusted cost base to a partnership of a capital property (other than a depreciable property) is reduced in a fiscal period that ends in the year because of an adjustment made under subsection (2.02), and

(6) Subparagraph (b)(iii) of the definition transfer pricing capital adjustment in subsection 247(1) of the Act is replaced by the following:

(iii) the amount, if any, by which the capital cost to a partnership of a depreciable property is reduced in the period because of an adjustment made under subsection (2.02),

(7) Subsection 247(1) of the Act is amended by adding the following in alphabetical order:

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actual conditions means, in respect of a transaction or series of transactions, the conditions that actually apply between any of the participants in the transaction or series. (conditions réelles)

arm’s length conditions means, in respect of a transaction or series of transactions, the conditions that would have applied had the participants been dealing at arm’s length in comparable circumstances, including the possibility that no transaction or series, or a different transaction or series, would have been concluded had the participants been dealing at arm’s length in comparable circumstances. (conditions de pleine concurrence)

economically relevant characteristics, in respect of a transaction or series of transactions, includes

(a) to the extent that the following contractual terms are not inconsistent with the actual conduct of the participants in the transaction or series,

(i) the contractual terms of the transaction or series, and

(ii) the contractual terms of each other transaction or series that is relevant to the transaction or series and that involves at least one of the participants or any other member of the multinational enterprise group;

(b) the actual conduct of the participants in the transaction or series, and in particular the functions performed by those participants, taking into account

(i) assets used and risks assumed,

(ii) how those functions relate to the wider generation of value by the multinational enterprise group to which the participants belong,

(iii) circumstances surrounding the transaction or series, and

(iv) industry practices;

(c) the characteristics of any property transferred or service provided;

(d) the economic circumstances of the participants and of the market in which the participants operate; and

(e) the business strategies pursued by the participants. (caractéristiques économiquement pertinentes)

multinational enterprise group means the group made up of the taxpayer or the partnership, or member of the partnership, and the non-resident person (or a partnership of which the non-resident person is a member) who are participants in a transaction or series of transactions referred to in subsection (2), as well as any other person that does not deal at arm’s length with at least one of the participants. (groupe d’entreprises multinationales)

Transfer Pricing Guidelines means

(a) if no text is prescribed under paragraph (b), the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations, as adopted by the Committee on Fiscal Affairs on January 7, 2022; or

(b) any text prescribed by regulation. (Principes applicables en matière de prix de transfert)

(8) Subsection 247(2) of the Act is replaced by the following:

Delineation of transaction or series

(1.1) For the purposes of this section, a transaction or series of transactions is to be analyzed and determined with reference to the economically relevant characteristics of the transaction or series.

Interpretation of conditions

(1.2) For the purposes of the definitions actual conditions and arm’s length conditions in subsection (1), the word “conditions” is to be interpreted broadly, and includes, but is not limited to, price, rate, gross margin, net margin, the

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division of profit, contributions to costs and any commercial or financial information relevant to the determination of the quantum or nature of initial amounts or adjusted amounts, as the case may be.

Transfer pricing adjustment — application

(2) Subsection (2.02) applies to a taxpayer or a partnership in respect of a transaction or series of transactions if

(a) the taxpayer or the partnership and a non-resident person with whom the taxpayer or the partnership, or a member of the partnership, does not deal at arm’s length (or a partnership of which the non-resident person is a member) are participants in the transaction or series; and

(b) the transaction or series includes actual conditions different from arm’s length conditions.

Transfer pricing adjustment — deeming rule

(2.01) For the purposes of paragraph (2)(b), a transaction or series of transactions is deemed to include actual conditions different from arm’s length conditions if a condition does not exist in respect of the transaction or series, but would have existed had the participants in the transaction or series been dealing at arm’s length in comparable circumstances.

Transfer pricing adjustment

(2.02) If this subsection applies to a taxpayer or a partnership in respect of a transaction or series of transactions, any amounts (in this section referred to as the “initial amounts”) that would be determined for the purposes of applying the provisions of this Act (if this Act were read without reference to this section and section 245) in respect of the taxpayer or the partnership for a taxation year or fiscal period are to be adjusted (in this section referred to as an “adjustment”) to the quantum or nature of the amounts (in this section referred to as the “adjusted amounts”) that would have been determined if arm’s length conditions in respect of the transaction or series had applied.

Transfer Pricing Guidelines

(2.03) For the purposes of determining the effect of this Part in relation to a taxpayer or a partnership, each of the analysis and determination of a transaction or series of transactions under subsection (1.1), the identification of arm’s length conditions under paragraph (2)(b) and the determination of amounts under subsection (2.02) are to be made so as to best achieve consistency with the Transfer Pricing Guidelines.

Most appropriate method

(2.04) For the purposes of this Part, whether a transaction or series of transactions includes actual conditions that differ from arm’s length conditions is to be determined through an analysis where the most appropriate method is selected and applied in accordance with the Transfer Pricing Guidelines.

(9) The portion of subsection 247(2.1) of the Act before paragraph (a) is replaced by the following:

Ordering

(2.1) For the purpose of applying subsection (2.02) in the context of the other provisions of this Act, the following order is to be applied:

(10) Paragraph 247(2.1)(c) of the Act is replaced by the following:

(c) then apply each of the provisions of this Act (other than subsection (2.02) and, for greater certainty, including section 245) using the adjusted amounts.

(11) Subparagraphs 247(3)(a)(ii) and (iii) of the Act are replaced by the following:

(ii) the total of all amounts each of which is the portion of the taxpayer’s transfer pricing capital adjustment or transfer pricing income adjustment for the year that can reasonably be considered to relate to a particular transaction or series of transactions, where

(A) the transaction or series is a qualifying cost contribution arrangement in which the taxpayer or a partnership of which the taxpayer is a member is a participant, or

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(B) in any other case, the taxpayer or a partnership of which the taxpayer is a member made reasonable efforts to determine amounts that are based on arm’s length conditions in respect of the transaction or series, and to use those amounts for the purposes of this Act, and

(iii) the total of all amounts, each of which is the portion of the taxpayer’s transfer pricing capital setoff adjustment or transfer pricing income setoff adjustment for the year that can reasonably be considered to relate to a particular transaction or series, where

(A) the transaction or series is a qualifying cost contribution arrangement in which the taxpayer or a partnership of which the taxpayer is a member is a participant, or

(B) in any other case, the taxpayer or a partnership of which the taxpayer is a member made reasonable efforts to determine amounts that are based on arm’s length conditions in respect of the transaction or series, and to use those amounts for the purposes of this Act,

(12) Subparagraphs 247(3)(b)(i) and (ii) of the Act are replaced by the following:

(i) 10% of the amount that would be the taxpayer’s gross revenue for the year if this Act were read without reference to subsection (2.02), subsections 69(1) and (1.2) and section 245, and

(ii) $10,000,000.

(13) Subsection 247(4) of the Act is replaced by the following:

Contemporaneous documentation

(4) For the purposes of subsection (3) and the definition qualifying cost contribution arrangement in subsection (1), a taxpayer or a partnership is deemed not to have made reasonable efforts to determine and use amounts that are based on arm’s length conditions in respect of a transaction or series of transactions or not to have participated in a transaction or series that is a qualifying cost contribution arrangement, unless the taxpayer or the partnership, as the case may be,

(a) makes or obtains, on or before the taxpayer’s or partnership’s documentation-due date for the taxation year or fiscal period, as the case may be, in which the transaction or series is entered into, records or documents that provide a description that is complete and accurate in all material respects of

  (i) the property or services to which the transaction or series relates,

  (ii) the contractual terms of the transaction or series and their relationship, if any, to the contractual terms of each other transaction or series that is relevant to the transaction or series and that involves at least one of the participants or any other member of the multinational enterprise group,

  (iii) the identity of the participants and their relationship to each other at the time the transaction or series was entered into,

(iv) the functions performed by each of the participants in the transaction or series, based on their actual conduct, taking into account

(A) assets used and risks assumed,

(B) how those functions relate to the wider generation of value by the multinational enterprise group to which the participants belong,

(C) circumstances surrounding the transaction or series, and

(D) industry practices,

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(v) the data and methods considered and the analysis performed to determine amounts that are based on arm’s length conditions and to select and apply the most appropriate method in accordance with the Transfer Pricing Guidelines in respect of the transaction or series, and

(vi) the economic circumstances, assumptions, policies and business strategies, if any, that influenced the determination of the amounts that are based on arm’s length conditions in respect of the transaction or series;

(b) for each subsequent taxation year or fiscal period, if any, in which the transaction or series continues, makes or obtains, on or before the taxpayer’s or partnership’s documentation-due date for that year or period, as the case may be, records or documents that completely and accurately describe each material change in the year or period to the matters referred to in any of subparagraphs (4)(a)(i) to (vi) in respect of the transaction or series; and

(c) provides the records or documents described in paragraphs (4)(a) and (b) to the Minister within 30 days after service, made personally or by registered or certified mail, of a written request therefor.

Contemporaneous documentation simplification measures

(4.1) Subsection (4) does not apply to a taxpayer or partnership for a particular taxation year or fiscal period in respect of a transaction or series if the taxpayer or partnership

(a) meets prescribed conditions; and

(b) makes, obtains and provides prescribed documentation in prescribed manner.

(14) Subsection 247(7) of the Act is replaced by the following:

Exclusion — loans to certain controlled foreign affiliates

(7) Where, in a taxation year of a corporation resident in Canada, a non-resident person owes an amount to the corporation, the non-resident person is a controlled foreign affiliate of the corporation for the purpose of section 17 throughout the period in the year during which the amount is owing and it is established that the amount owing is an amount owing described in paragraph 17(8)(a) or (b), subsection (2.02) does not apply to adjust the amount of interest paid, payable or accruing in the year on the amount owing.

(15) The portion of subsection 247(7.1) of the Act before paragraph (a) is replaced by the following:

Exclusion — certain guarantees

(7.1) Subsection (2.02) does not apply to adjust an amount of consideration paid, payable or accruing to a corporation resident in Canada (in this subsection referred to as the “parent”) in a taxation year of the parent for the provision of a guarantee to a person or partnership (in this subsection referred to as the “lender”) for the repayment, in whole or in part, of a particular amount owing to the lender by a non-resident person, if

(16) Subsection 247(10) of the Act is replaced by the following:

No adjustment unless appropriate

(10) An adjustment (other than an adjustment that results in or increases a transfer pricing capital adjustment or a transfer pricing income adjustment of a taxpayer for a taxation year) shall not be made under subsection (2.02) unless, in the opinion of the Minister, the circumstances are such that it would be appropriate that the adjustment be made.

(17) Subparagraph 247(12)(b)(i) of the Act is amended by striking out “and” at the end of clause (A) and by replacing clause (B) with the following:

(B) the definition transfer pricing capital adjustment in subsection (1) were read without reference to the references therein to “1/2 of”, and

(C) the definition transfer pricing income adjustment in subsection (1) were read as follows: “of a taxpayer for a taxation year means the total of all amounts each of which is the amount, if any, that would result, from an adjustment made under subsection (2.02) (other than an adjustment included in determining a transfer pricing

398

capital adjustment of the taxpayer for a taxation year), in an increase in the taxpayer’s income for the year or a decrease in a loss of the taxpayer for the year from a source if that adjustment were the only adjustment made under subsection (2.02)”

(18) Subparagraph 247(12)(b)(ii) of the Act is amended by striking out “and” at the end of clause (A) and by replacing clause (B) with the following:

(B) the definition transfer pricing capital adjustment in subsection (1) were read without reference to the references therein to “1/2 of”,

(C) the definition transfer pricing income adjustment in subsection (1) were read as follows: “of a taxpayer for a taxation year means the total of all amounts each of which is the amount, if any, that would result, from an adjustment made under subsection (2.02) (other than an adjustment included in determining a transfer pricing capital adjustment of the taxpayer for a taxation year), in an increase in the taxpayer’s income for the year or a decrease in a loss of the taxpayer for the year from a source if that adjustment were the only adjustment made under subsection (2.02)”, and

(D) the definition transfer pricing income setoff adjustment in subsection (1) were read as follows: “of a taxpayer for a taxation year means the total of all amounts each of which is the amount, if any, that would result, from an adjustment made under subsection (2.02) (other than an adjustment included in determining a transfer pricing capital setoff adjustment of the taxpayer for a taxation year), in a decrease in the taxpayer’s income for the year or in an increase in a loss of the taxpayer for the year from a source if that adjustment were the only adjustment made under subsection (2.02)”.

(19) Subsections (1) to (18) apply to taxation years and fiscal periods that begin after Budget Day.

Investment Income Derived from Assets Supporting Canadian Insurance Risks

1 (1) Subparagraph 95(2)(a.2)(i) of the Act is replaced by the following:

(i) there shall be included the income of the affiliate for the year from the insurance of specified Canadian risks (which, for the purposes of this paragraph, includes the reinsurance of specified Canadian risks and the holding of any property by the affiliate in connection with the insurance or reinsurance of specified Canadian risks by any person or partnership), unless more than 90% of the gross revenue of the affiliate for the year from the insurance of risks (net of reinsurance ceded) was in respect of the insurance of risks (other than specified Canadian risks) of persons with whom the affiliate deals at arm’s length,

(2) Subsection (1) applies to taxation years of a foreign affiliate of a taxpayer that begin after Budget Day.

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Notice of Ways and Means Motion to amend the Excise Tax Act

That it is expedient to amend the Excise Tax Act as follows:

GST/HST Treatment of Manual Osteopathic Services

1 (1) The portion of the definition practitioner in section 1 of Part II of Schedule V to the Excise Tax Act before paragraph (b) is replaced by the following:

practitioner, in respect of a supply of optometric, chiropractic, physiotherapy, chiropodic, podiatric, audiological, speech-language pathology, occupational therapy, psychological, psychotherapy, counselling therapy, midwifery, dietetic, acupuncture or naturopathic services, means a person who

(a) practises the profession of optometry, chiropractic, physiotherapy, chiropody, podiatry, audiology, speech-language pathology, occupational therapy, psychology, psychotherapy, counselling therapy, midwifery, dietetics, acupuncture or naturopathy as a naturopathic doctor, as the case may be,

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

2 (1) Paragraph 7(f) of Part II of Schedule V to the Act is repealed.

(2) Subsection (1) applies to supplies made after June 5, 2025, except that it does not apply to a supply of osteopathic services made after June 5, 2025 but on or before Budget Day if the supplier did not charge, collect or remit any amount as or on account of tax under Part IX of the Act in respect of the supply.

Information Sharing – Worker Misclassification

3 Paragraph 295(5)(d) of the Act is amended by adding the following after subparagraph (v.1):

(v.2) to an official of the Department of Employment and Social Development solely for the purpose of the administration or enforcement of the Canada Labour Code as it relates to the misclassification of employees,

401

Notice of Ways and Means Motion to amend the Underused Housing Tax Act and a Related Text

That it is expedient to amend the Underused Housing Tax Act and a related text as follows:

Underused Housing Tax

Amendments to the Underused Housing Tax Act

1 The Underused Housing Tax Act is amended by adding the following after section 1:

Non-application

Tax not payable

1.1 No tax is payable under subsection 6(3) by a person in respect of a residential property for 2025 and subsequent calendar years.

2 The Act is amended by adding the following before section 7:

Return not required

6.1 Despite sections 7 and 10, a person is not required to file a return for a residential property for 2025 and subsequent calendar years.

Repeal of the Underused Housing Tax Act

Repeal

3 (1) The Underused Housing Tax Act, section 10 of chapter 5 of the Statutes of Canada, 2022, is repealed.

(2) Subsection (1) comes into force on January 1, 2035.

Repeal of the Underused Housing Tax Regulations

Repeal

4 (1) The Underused Housing Tax Regulations are repealed.

(2) Subsection (1) comes into force on January 1, 2035.

403

Notice of Ways and Means Motion to amend the Select Luxury Items Tax Act

That it is expedient to amend the Select Luxury Items Tax Act as follows:

Luxury Tax on Aircraft and Vessels

1 (1) The Select Luxury Items Tax Act is amended by adding the following after section 1:

Non-application

Tax not payable – aircraft and vessels

1.1 Despite anything in this Act, tax under Division 2 of Part 1 in respect of a subject aircraft or subject vessel is not payable if, in the absence of this section, the tax would become payable under that Division after Budget Day.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

2 (1) Subsection 50(6) of the Act is replaced by the following:

Registration not required

(6) Despite subsection (3), a person is not required to be registered for the purposes of this Act as a vendor in respect of

(a) subject aircraft or subject vessels after Budget Day; or

(b) a type of subject item if the person is a prescribed person.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

3 (1) The Act is amended by adding the following after section 52:

Registrations cancelled – aircraft and vessels

52.1 Every registration under this Division in respect of subject aircraft or subject vessels is cancelled on February 1, 2028.

(2) Subsection (1) is deemed to have come into force on the day after Budget Day.

4 (1) Section 55 of the Act is amended by adding the following after subsection (3):

No requirement to file – aircraft and vessels

(3.1) Despite subsection (1), a return for a reporting period of a person that begins after December 2025 is not required to be filed if

(a) the person is registered under this Division as a vendor in respect of subject aircraft or subject vessels;

(b) the person is neither registered nor required to be registered under this Division in respect of subject vehicles; and

(c) no tax becomes payable by the person during the reporting period.

(2) Subsection 55(3.1) of the Act, as enacted by subsection (1), is repealed.

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(3) Subsection (1) is deemed to have come into force on the day after Budget Day.

(4) Subsection (2) comes into force on February 1, 2028.

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The True North, Strong and Free. Ontario · Québec · Nova Scotia · New Brunswick · Manitoba · British Columbia · Prince Edward Island · Saskatchewan · Alberta · Newfoundland and Labrador · Northwest Territories · Yukon · Nunavut

Annex 4

Debt Management Strategy

Introduction

The 2026-27 Debt Management Strategy sets out the Government of Canada’s objectives, strategy, and borrowing plans for its domestic and foreign debt program and the management of its official international reserves.

The Financial Administration Act (FAA) requires that the Minister of Finance table, in each House of Parliament, a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt, no later than 30 sitting days after the beginning of the fiscal year.

The Debt Management Strategy is usually included with the Budget as it permits an assessment of the Government of Canada’s borrowing needs alongside contextual information included in Annex 1, such as overall financial requirements. Following the government’s decision to move to a fall budgeting cycle, starting with Budget 2025, this Debt Management Strategy includes a preliminary borrowing plan for 2026-27, with an update to be provided in advance of the 2026-27 fiscal year. The update will allow for the inclusion of any adjustments to the fiscal or economic environment ahead of the implementation of the 2026-27 Debt Management Strategy.

This Debt Management Strategy also includes an update to the 2025-26 Debt Management Strategy released in July 2025. Overall, the borrowing program is projected to be slightly lower for the remainder of fiscal year 2025-26 resulting in a downward revision to treasury bill issuance.

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

The government is committed to managing the debt program in a prudent manner to ensure a balanced debt structure that contributes to maintaining the stability of debt costs and to reducing the risk of the debt portfolio.

DEBT MANAGEMENT STRATEGY 1

Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently over time to meet the government’s financial requirements.

The Debt Management Strategy provides transparency on the government’s borrowing plans to support a liquid and well-functioning market for Government of Canada securities and ensures the long-term sustainability of the government’s borrowing program.

The government closely monitors financial markets and will adjust issuance if necessary to appropriately respond to shifts in market demand or changes to financial requirements.

Outlook for Government of Canada Debt and Public Debt Charges

As a result of the government’s responsible fiscal management, Canada continues to have a desirable fiscal and debt position relative to international peers. Canada continues to have the lowest net debt-to-GDP ratio of G7 countries. Rating agencies cite Canada’s effective and predictable policymaking, stable political institutions, economic resilience and diversity, well-regulated financial markets, and monetary and fiscal policy flexibility as drivers of the strong credit profile. Canada is rated AAA (equivalent) by Moody’s, S&P, and DBRS, and AA+ by Fitch. The government continues to monitor public debt charges and is committed to maintaining stable and low debt servicing costs. The government now projects that public debt charges will amount to $55.6 billion in 2025-26, or 1.8 per cent of gross domestic product (GDP), and increase to 2.1 per cent by 2029-30.

Despite the rise of interest rates since 2022, the government’s debt charges as a share of GDP remain sustainable, near historical lows, and below the historical average over the past 40 years of 3.2 per cent. Maintaining low debt charges as a percentage of GDP reflects the government’s prudent debt management in minimising debt servicing costs over recent years.

2 ANNEX 4

Chart A4.1 – Public Debt Charges Since 1984

Update to the 2025-26 Borrowing Plan

The 2025-26 Debt Management Strategy released in July 2025 included projected financial requirements for measures announced between the Fall Economic Statement and June 9, 2025.

Financial requirements for 2025-26 have declined slightly from what was projected in the 2025-26 Debt Management Strategy released in July 2025. As a result, treasury bill issuance will decline slightly. Should actual borrowing needs differ between now and the end of the fiscal year, debt issuance will be adjusted initially through changes in the issuance of treasury bills.

The bond program is not forecast to change for the remainder of 2025-26. The 30-year benchmark range (see Table A4.4 below) is being adjusted to ensure that the current benchmark building cycle is maintained.

2026-27 Borrowing Program

In 2026-27, borrowing needs are projected to remain in line with those of 2025-26. The outlined objectives of raising stable low-cost funding and maintaining a well-functioning market have led the government to retain the broad parameters of the 2025-26 borrowing program for 2026-27. To ensure that the market has timely and updated information ahead of the 2026-27 fiscal year, an update will be provided to account for any evolution of the economic or fiscal environment.

DEBT MANAGEMENT STRATEGY 3

Highlights from the Consultations

In September 2025, the Department of Finance and the Bank of Canada held 30 meetings to hear the views of market participants. These consultations, which are an integral part of the debt management process, specifically sought views on issues related to the design and operation of the Government of Canada’s domestic debt program for 2026-27.

Overall, market participants viewed the Canadian bond market as functioning effectively despite periodic volatility in global bond markets. Consistency and predictability continued to be important priorities for bond market participants. The current mix of tenors for issuance was broadly viewed as being appropriate and well balanced. It was noted that elevated issuance from all levels of government was leading to some challenges for Canadian dealers with respect to balance sheet capacity.

In the treasury bill sector, market participants also expressed a general preference to keep treasury bill issuance around $300 billon, and satisfaction with the issuance size and mix of products.

Projected Borrowing Activities for 2026-27

The projected sources and uses of borrowings for 2025-26 and 2026-27 are presented in Table A4.1. The comparison of actual sources and uses of borrowings against projections will be reported in the Debt Management Report for the corresponding fiscal year, which is released soon after the Public Accounts of Canada.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the government in 2026-27 is projected to be $594 billion, down from $614 billion in 2025-26. Seventy-five per cent of the total borrowings will be used to refinance maturing debt. This level of borrowing is consistent with the current legislated limit of $2,126 billion set out in the Borrowing Authority Act.

Actual borrowings for the year may be higher or lower than expected due to economic and fiscal outcomes differing from projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for these unexpected changes in financial requirements, debt issuance can be altered during the year, typically first through changes in the issuance of treasury bills. The government may also adjust issuance for bonds in response to larger changes or shifts in market demand.

4 ANNEX 4

Uses of Borrowings

Domestic Borrowing

The projected 2026-27 gross issuance of domestic bonds and treasury bills (i.e., domestic borrowing program) totals $589 billion (see Table A4.2) . This reflects requirements to refinance $440 billion of maturing debt, in addition to projected financial requirements of $149 billion, which includes $30 billion to fund purchases of Canada Mortgage Bonds. The government’s financial requirements are subject to economic conditions and other developments which may lead to revisions.

Foreign Borrowing

The government may also borrow an equivalent of $5 billion CAD in foreign currencies, for the purpose of managing its official international reserves as part of its global bond program (more details below).

Table A4.1

Planned Actual Sources and Uses for 2026-27

Billions of dollars

Sources of borrowings	2025-26	2026-27

Payable in Canadian currency

Treasury bills[1]	293	291

Bonds	316	298

Total payable in Canadian currency	609	589

Payable in foreign currencies	5	5

Total sources of borrowings	614	594

Uses of borrowings

Refinancing needs

Payable in Canadian currency

Treasury bills	285	293

Bonds	186	147

Retail debt	0	0

Total payable in Canadian currency	471	440

Payable in foreign currencies	5	5

Total refinancing needs	476	445

Financial requirement

Budgetary balance	78	65

Non-budgetary transactions

Pension and other accounts	-20	-4

Non-financial assets	6	14

DEBT MANAGEMENT STRATEGY 5

Sources of borrowings	2025-26	2026-27

Loans, investments, and advances

Of which:

Loans to enterprise Crown corporations	66	48

Other	7	10

Other transactions[2]	1	16

Total financial requirement	138	149

Total uses of borrowings	614	594

Net increase or decrease (-) in cash	0	0

Change in other unmatured debt transactions[3]	0	0

Source: Department of Finance Canada calculations.

Notes: Numbers may not add due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.

1 Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the   fiscal year, which is presented in the table.

2 Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial, and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

3 Includes unamortised discounts on debt issues, accrued interest, obligations related to capital leases and other unmatured debt.

Table A4.2

Projected Domestic Gross Issuance of Bonds and Bills for

2025-26 and 2026-271

Billions of dollars, end of fiscal year
	2024-25 Actual	2025-26 Estimated	2026-27 Projected

Treasury bills	285	293	291

Bonds

2-year	94	120	110

5-year	63	84	80

10-year	63	84	80

30-year	17	24	24

Green bond[2]	4	4	4

Total bonds	241	316	298

Total domestic issuance	526	609	589

Share of long bonds (10-year+) to total bonds	33%	34%	35%

Share of treasury bills to total issuance	54%	48%	49%

Sources: Bank of Canada; Department of Finance Canada calculations.

Notes: Numbers may not add due to rounding.

1 Issuance subject to expenditure availability and market conditions.

2 Green bond issuances may be higher or lower, according to market conditions.

6 ANNEX 4

Composition of Market Debt

The total stock of market debt is projected to reach $1,761 billion by the end of 2026-27 (Table A4.3) .

Table A4.3

Change in Composition of Market Debt

Billions of dollars, end of fiscal year
	2022-23 Actual	2023-24 Actual	2024-25 Actual	2025-26 Estimated	2026-27 Projected

Domestic bonds	1,038	1,081	1,163	1,293	1,444

Treasury bills	202	267	285	293	291

Foreign debt	16	22	29	30	26

Total market debt	1,256	1,370	1,477	1,616	1,761

Treasury Bill Program

The projected borrowing plan for 2026-27 anticipates a target stock of $291 billion in treasury bills by March 31, 2027. The government considers that the 3-, 6- and 12-month tenors appropriately reflect the market demand for short-term government issuance and will maintain its current bi-weekly auction schedule.

2026-27 Bond Program

Annual gross bond issuance is projected to be $298 billion in 2026-27, down from $316 in 2025-26. Issuance has been decreased in the 2-year, 5-year, and 10-year sectors relative to 2025-26. Bond issuance is projected to comprise just over half of total borrowing. Of the bond program, 35 per cent will be in tenors with maturities of 10 or more years, up slightly from 34 per cent in 2025-26.

Maturity Date Cycles and Benchmark Bond Target Size Ranges

The government will maintain the benchmark target size ranges and number of planned auctions, with the exception of the 30-year benchmark which will be adjusted to ensure the current benchmark building cycle is maintained (see Tables A4.4 and A4.5) .

DEBT MANAGEMENT STRATEGY 7

Table A4.4

Maturity Date Patterns and Benchmark Size Ranges

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.

2-year	26-34		26-34		26-34		26-34

5-year		38-46				38-46

10-year				38-46				38-46

30-year								28-38

Source: Department of Finance Canada.

Note: These amounts do not include coupon payments.

Table A4.5

Number of Planned Auctions for 2025-26 and Projected Auctions for 2026-27

billions of dollars

Sector	Planned Bond Auctions
2-year	20

5-year	16

10-year	16

30-year	8

Source: Department of Finance Canada.

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter.

Legislative Proposals to Support Building a New Canadian Economy and Defending Canada

The Borrowing Authority Act specifies the maximum amount of borrowings that can be undertaken by the Government of Canada and agent Crown corporations, as well as Canada Mortgage Bonds that can be guaranteed by the Canada Mortgage and Housing Corporation.

To support the growing investment in Canada’s economy and defence capabilities, Budget 2025 proposes to amend the Borrowing Authority Act to increase the maximum amount that can be borrowed from $2,126 billion to $2,541 billion.

Green Bond Program

In October 2025, the government completed its first transaction of 2025-26 via a $2.5 billion dual tranche issuance which saw strong demand from green and socially responsible investors and attracted a mix of Canadian and international investors. $1 billion of a new 30-year green bond was issued, alongside a $1.5 billion reopening of the 7-year bond first issued in 2025.

8 ANNEX 4

Canada’s green bond program continues to support the growth of the sustainable finance market in Canada and highlights Canada’s investments in climate action and the environment. The government remains committed to regular green bond issuances and will explore the development of a Sustainable Bond Framework that would allow for the issuance of both green and transition bonds to be aligned with Made-in-Canada Sustainable Investment Guidelines (“taxonomy”), and to expand the Framework to incorporate economic sectors as the taxonomy is being developed.

Canada Mortgage Bonds

The Government of Canada, as part of its agenda to catalyse major investments in housing and to build homes at a rate not seen since the Second World War, will increase the Canada Mortgage Bonds (CMB) annual issuance limit from $60 billion to $80 billion, starting in 2026. The increase in this cost-effective funding will solely apply to multi-unit housing.

The government will maintain the current pace of its purchases of CMBs, up to $30 billion annually, to allow the private market full access to the additional issuance.

Management of Canada’s Official International Reserves

The Exchange Fund Account (EFA), managed by the Minister of Finance on behalf of the Government of Canada, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights available to aid in the control and protection of the external value of the Canadian dollar and as a source of liquidity to the government, if needed. In addition to the EFA, Canada’s official international reserves include Canada’s reserve position held at the International Monetary Fund.

The government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of GDP. Foreign currency bond issuance for 2026-27 may be up to an equivalent of $5 billion CAD but may vary depending on market conditions.

Canada’s issuance of foreign currency denominated debt is used exclusively to fund official international reserves. Global bonds denominated in US dollars or euros have been issued 13 times since 2009 with the most recent one being in March 2025.

DEBT MANAGEMENT STRATEGY 9

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves and in The Fiscal Monitor.

Bond Buyback Program

The government announced the resumption of the Government of Canada Cash Management Bond Buyback program in November 2022. This treasury management operation is intended to effectively manage the government’s cash flows ahead of large bond maturities.

The government plans to continue conducting cash management bond buybacks in 2026-27.

Cash Management

The core objective of cash management is to ensure that the government has sufficient cash available at all times to meet its operating and liquidity requirements.

As part of the prudent management of cash balances, the government reintroduced morning Receiver General auctions on February 21, 2024.

Aside from cash deployed in the morning Receiver General auctions, the government’s cash is on deposit with the Bank of Canada, including operational balances and balances held for prudential liquidity. Periodic updates on the liquidity position are available in The Fiscal Monitor.

Prudential Liquidity

The government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations, including coupon and principal payments, in situations where normal access to funding markets may be disrupted or delayed. The government’s overall liquidity levels are managed to normally cover at least one month of projected net cash flows, including coupon payments and debt refinancing needs.

10 ANNEX 4

Annex 5

Legislative Measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action

Completion of the Consumer-Driven Banking Legislative Framework

In Budget 2025, the government proposes to introduce legislation to complete the consumer-driven banking legislative framework, which will enable secure financial data sharing in Canada and make other related amendments.

Personal Information Protection and Electronic Documents Amendments

In Budget 2025, the government proposes to amend the Personal Information Protection and Electronic Documents Act (PIPEDA) to provide a data-mobility right that will facilitate an economy-wide approach to data sharing.

Creating a regulated space for Stablecoins

In Budget 2025, the government proposes to introduce legislation to regulate the issuance of fiat-backed stablecoins by non-prudentially regulated issuers in Canada, including related amendments to the Retail Payment Activities Act.

Helping credit unions grow and compete

In Budget 2025, the government proposes to amend the Bank Act, the Canada Deposit Insurance Corporation Act, and the Financial Consumer Agency of Canada Act, to support federal credit unions’ growth, via amalgamation or asset acquisitions, and to make it easier for credit unions to enter the federal framework, including by providing the flexibility for them to continue their existing auto leasing business on a permanent basis.

Strengthening Small Banks’ Access for Brokered Deposits	In Budget 2025, the government proposes to amend the Bank Act to allow for regulations that would ensure distribution channels for brokered deposits are not unduly limited.

LEGISLATIVE MEASURES 1

Subject of the Measure	Proposed Legislative Action

Allow small FRFIs to grow larger without changing ownership structure

In Budget 2025, the government proposes to amend the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to raise the equity threshold for the 35 per cent public holding requirement from $2 billion to $4 billion and make other related amendments.

Renewing the sunset provision of the financial institutions statutes	In Budget 2025, the government proposes to amend the Bank Act, the Insurance Companies Act, and the Trust and Loan Companies Act to renew the sunset provision to June 30, 2033.

Restricting Non-Compete Agreements	In Budget 2025, the government proposes to amend the Canada Labour Code to restrict the use of non-compete agreements.

Build Canada Homes

In Budget 2025, the government proposes to introduce legislation establishing a statutory appropriation of up to $11.5 billion on a cash basis to defray costs related to Build Canada Homes and a statutory appropriation of up to $1.515 billion on a cash basis to capitalise Canada Lands Company Ltd to support housing construction on properties held by the corporation. The Government also proposes to introduce legislation establishing the final organisational form of Build Canada Homes.

Enhancing access to funds deposited by cheque

In Budget 2025, the government proposes to amend the Bank Act to increase the first amount immediately available to consumers from a deposited cheque to $150 and eliminate the distinction between cheque funds deposited in person or via other means.

Making the National School Food Program Permanent	In Budget 2025, the government proposes to introduce legislation to make the National School Food Program permanent.

2 ANNEX 5

Subject of the Measure	Proposed Legislative Action

Extending Employment Insurance Parental benefits during Bereavement

In Budget 2025, the government proposes to amend the Employment Insurance Act to allow claimants receiving Employment Insurance parental benefits to access an additional eight weeks of parental benefits in the event of the death of the child.

Early Retirement Benefits for Frontline Workers in the Public Service

In Budget 2025, the government proposes to amend the Public Service Superannuation Act to extend the operational service early retirement program to additional frontline employee groups in the Public Service Pension Plan. This special retirement benefit will allow firefighters, border services officers, parliamentary protection officers, and other frontline employees to retire earlier with an immediate unreduced pension after completing 25 years of actual operational service, or at age 50 with 25 years of actual and deemed operational service combined (at least 10 years of actual), as is presently available to employees of Correctional Service Canada working in a federal correctional institution. The proposed amendments would also ensure consistency in treatment for all eligible employees, allowing for career mobility within the public service.

Strengthening the review of foreign banks investments

In Budget 2025, the government proposes to amend the Bank Act to enable the review of certain types of investments in Canadian businesses by foreign banks and their affiliates for national security risks.

Combatting financial fraud

In Budget 2025, the government proposes to amend the Bank Act to require banks to have policies and procedures to detect and prevent consumer-targeted fraud and to mitigate its impacts, to report data on fraud to the Commissioner of the Financial Consumer Agency of Canada which would be aggregated in an annual

LEGISLATIVE MEASURES 3

Subject of the Measure	Proposed Legislative Action

report from the Commissioner to the Minister, to obtain express consent of consumers to enable or disable certain account features, to permit consumers to disable certain account features, and to allow consumers to adjust maximum transaction amounts, and make related amendments.

Clarifying the authority to administer RCMP benefits

In Budget 2025, the government proposes to make amendments to the Royal Canadian Mounted Police Superannuation Act, as well as any other consequential, coordinating or transitional amendments as necessary, to clarify, retroactively and on a prospective basis, the authority to administer and adjudicate disability award applications and to deliver health treatment for RCMP members, former members, and survivors and to delegate certain functions to an eligible federal organisation.

Modernising Canada’s Biosecurity Oversight Framework	In Budget 2025, the government proposes to amend the Human Pathogens and Toxins Act to modernise the Act and strengthen oversight of human pathogens and toxins.

Indexing RCMP Disability Pensions to the Consumer Price Index

In Budget 2025, the government proposes legislative amendments and/or regulations to modify the escalation formula of the Disability Pension, so that the benefit is indexed based on the Consumer Price Index alone, for serving and retired RCMP members and for related benefits, effective January 2027. These proposed legislative amendments and/or regulations would also clarify the escalation formula for the Disability Pension Benefit and related benefits for CAF members, veterans and serving and retired RCMP members (including on a retroactive basis).

4 ANNEX 5

Subject of the Measure	Proposed Legislative Action

The government also proposes legislative changes to the Department of Veterans Affairs Act and its regulations to clarify the methodology used to calculate the Accommodation and Meals charge in the Long-Term Care Program on both a retroactive and go-forward basis. Legislative measures are also proposed to clarify and make explicit that VAC had the authority to prorate certain indexation adjustments in the calculation of the now repealed Earnings Loss Benefit under the Canadian Forces Members and Veterans Re-establishment and Compensation Act and its regulations.

Legislative amendments to the Tax Court of Canada Act	In Budget 2025, the government proposes legislative amendments to the Tax Court of Canada Act to increase certain amount limits to access the informal procedure.

Sustainable Pesticide Management	In Budget 2025, the government proposes to amend legislation to remove cyclical pesticide reevaluations to enable modern, risk-based oversight.

Transfer the Canada Small Business Financing Program to the Business Development Bank of Canada	In Budget 2025, the government proposes legislation to transfer the responsibility for the delivery of the Canada Small Business Financing Program to the Business Development Bank of Canada.

Amendments to the Canadian Human Rights Act	In Budget 2025, the government proposes to amend the Canadian Human Rights Act to make changes to the organisational structure of the Canadian Human Rights Commission.

LEGISLATIVE MEASURES 5

Subject of the Measure	Proposed Legislative Action

Amendments to the International Development Research Centre Act

In Budget 2025, the government proposes to amend the International Development Research Centre Act to update the requirements relevant to quorum and Canadian citizenship. The amendments would reduce the size of the Board of Governors from 14 to 12 members and reduce governance expenses through the reduction of honoraria, travel and in-person Board meetings (holding more virtual meetings). Reducing the number of Governors would not have an adverse impact on the Board’s oversight and would align its size with that of other Crown corporations’ boards.

Workforce Renewal

In Budget 2025, the government proposes to amend the Public Service Superannuation Act and the Income Tax Regulations to offer an Early Retirement Incentive Program through the Public Service Pension Plan. Eligible public servants will be able to retire with an immediate pension based on years of service with no penalty for early retirement, provided they leave the federal public service in accordance with and subject to the parameters of the program.

Collective Bargaining in Good Faith	In Budget 2025, the government proposes to amend the Federal Public Sector Labour Relations Act to adjust the collective bargaining dispute resolution framework.

Equitable Public Sector Retirement Benefits

In Budget 2025, the government proposes to amend federal public sector pension legislation to restore the two per cent public sector pension benefit rate for the Public Service Pension Plan and the pension plans for the Canadian Forces and the Royal Canadian Mounted Police.

6 ANNEX 5

Subject of the Measure	Proposed Legislative Action

Government Efficiencies

In the spirit of the 60-day regulatory review, the government further intends to introduce a variety of targeted amendments to legislation in order to increase government efficiency and operational effectiveness. This includes amendments that would streamline low-risk internal processes, modernise outdated requirements, eliminate unnecessary and burdensome reporting requirements, remove unnecessary barriers to agile regulation-making, align legislative and regulatory authorities across government and provide for the delegation of certain matters where appropriate. Results of this review will be available in Budget 2026.

Strengthening the financial sector transaction approval process to include additional considerations

In Budget 2025, the government proposes to amend the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to set out additional matters to consider in financial sector transaction approvals.

Modernising limits on borrowing and portfolio investments

In Budget 2025, the government proposes to make amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to repeal provisions relating to certain technical limits found in these statutes and replace them with more flexible OSFI guidance, including limits on borrowing and portfolio investments in commercial loans, real property and equity.

Electronic delivery of governance documents in the financial institutions statutes

In Budget 2025, the government proposes to amend the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to include a “notice-and-access” method of delivery of governance documents, while retaining owners’ rights to request delivery by mail.

LEGISLATIVE MEASURES 7

Subject of the Measure	Proposed Legislative Action

Bearer instruments in the financial institutions statutes

In Budget 2025, the government proposes to amend the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to prohibit federally regulated financial institutions from issuing documents that evidence conversion privileges, options, or rights to acquire a share in bearer form.

Supporting Canadians during branch closures

In Budget 2025, the government proposes to amend the Bank Act to require that banks provide public notice of branch closures on their websites; to prohibit the charging of certain account switching or closure fees from the time the bank gives notice of its intent to close a branch until 12 months following their branch closure; and, to require that banks that offer to open accounts to individuals who are not physically present at a branch have sufficient authentication processes to verify digital versions of identification documents.

Enhancing the Office of the Superintendent of Financial Institutions’ authorities to protect the financial sector against integrity and security risks

In Budget 2025, the government proposes to amend the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to enhance the Superintendent of Financial Institutions’ authorities to address integrity and security risks. The government also proposes to amend the Office of the Superintendent of Financial Institutions Act to expand the Superintendent’s ability to receive and share information with federal government agencies and bodies.

Protect against the disclosure of sensitive information collected and produced under the Retail Payment Activities Act

In Budget 2025, the government proposes to amend the Access to Information Act, to protect against the disclosure of confidential information collected and produced under the Retail Payment Activities Act.

8 ANNEX 5

Subject of the Measure	Proposed Legislative Action

Protect the Minister of Finance and government officials against risks of civil liability

In Budget 2025, the government proposes to amend the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to provide that the Minister of Finance and government officials are protected against civil liability in the good faith performance or omission of actions under those Acts.

Targeted Windfall Profit Charge

In Budget 2025, the government proposes to amend the Special Economic Measures Act to, among other things, (a) authorise the Governor in Council to make regulations requiring financial institutions to provide to the Minister of Finance information on property that is in their possession or control and that is owned, held or controlled by a person, including a foreign state, identified under that Act and information on profits realised from such property; and (b) authorise the Minister of Finance to make an order directing a financial institution to pay such profits to the Receiver General.

Mitigating Potential Financial Sector Risks from Sanctions

In Budget 2025, the government proposes to amend the Special Economic Measures Act to provide that the Minister of Finance must be consulted before an order or regulation identifying certain persons is made under subsection 4(1) of that Act.

Establishing a Financial Crimes Agency

In Budget 2025, the government proposes to create a new Act, with consequential, coordinating, and transitional amendments to other statutes that may be required, to establish a Financial Crimes Agency, which would be Canada’s lead enforcement agency against financial crime.

LEGISLATIVE MEASURES 9

Subject of the Measure	Proposed Legislative Action

Addressing Some of the Most Common Types of Money Laundering

In Budget 2025, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to restrict the acceptance of: cash deposits from one person into the account of another person; and a cash payment, donation or deposit of $10,000 or more.

Clarifying Public-Private Information Sharing for the Integrated Money Laundering Intelligence Partnership (IMLIP)

In Budget 2025, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act with related amendments to the Personal Information Protection and Electronic Documents Act to clarify public to private information sharing provisions to help better detect and deter money laundering and support the recently created IMLIP between banks and law enforcement.

Anti-Money Laundering and Anti-Terrorist Financing Technical Amendments

In Budget 2025, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA), and Schedule II of the Access to Information Act, to ensure confidentiality of beneficial ownership discrepancy reports received pursuant to paragraph 73(1)(c) of the PCMLTFA.

In Budget 2025, the government proposes to amend the PCMLTFA to clarify that regulations under the PCMLTFA are made on the recommendation of the Minister of Finance.

In Budget 2025, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Regulations (PCMLTFR) to ensure inclusion of mortgage administrators, mortgage brokers, mortgage lenders in subsection 4.1(c)

In Budget 2025, the government proposes to amend the PCMLTFA and the PCMLTFR to provide that certain provisions apply to all financial donations, regardless of whether the donation is ‘charitable’.

10 ANNEX 5

Subject of the Measure	Proposed Legislative Action

Strengthening Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) supervision, compliance, and enforcement

In Budget 2025, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Administrative Monetary Penalty Regulations to strengthen AML/ATF supervision, compliance, enforcement, and information sharing, including by better identifying the businesses and professionals with AML/ATF obligations, increasing penalties, and introducing a new compliance agreement framework.

Review of Financial Institutions Supervisory Committee Membership

In Budget 2025, the government proposes to amend the Office of the Superintendent of Financial Institutions Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to make the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) a member of the Financial Institutions Supervisory Committee (FISC) and enable FINTRAC and current FISC members to exchange regulatory and supervisory information relevant to the mandate and objectives of FISC.

Support for Homeownership and Multi- Unit Rental Housing Construction

In Budget 2025, the government proposes to amend the National Housing Act to increase CMHC’s guarantees in force limit to $1 trillion and to decouple this limit from the corporation’s insurance in force limit. It would also introduce amendments to the Protection of Residential Mortgage or Hypothecary Insurance Act to increase the protected limit for mortgage or hypothecary loans insured under that Act to $500 billion.

Increasing the Maximum Amount of the Borrowing Authority Act	In Budget 2025, the government proposes to introduce amendments to the Borrowing Authority Act to increase the government’s total borrowing limit specified under section 4 of that Act.

LEGISLATIVE MEASURES 11

Subject of the Measure	Proposed Legislative Action

Building High-Speed Rail Faster	In Budget 2025, the government proposes to introduce legislation to accelerate the development of Alto high-speed rail.

Obsolete or Surplus Goods – Pilot for Donated Goods

In Budget 2025, the government proposes to amend the Customs Tariff to allow for duty drawback for certain goods when they are donated to a registered charity under the Income Tax Act, provided they are to be used in the organisation’s charitable programs and not re-sold in Canada.

Legislative Amendments to the Export and Import Permits Act

In Budget 2025, the government proposes to amend the Export and Import Permits Act to allow the government to restrict the importation or exportation of items in response to actions of another country that harm Canada or to create more secure and reliable supply chains.

Legislative Amendments to Enable Lending to Indigenous Special Purpose Vehicles

In Budget 2025, the government announces its intention to amend the First Nations Fiscal Management Act to enable the First Nations Finance Authority to lend to Indigenous special purpose vehicles and further enhance access to capital support for Indigenous groups seeking equity participation in economic and resource development projects.

Legislative Amendments to the Naskapi and the Cree-Naskapi Commission Act

In Budget 2025, the government proposes to amend the Naskapi and the Cree-Naskapi Commission Act to clarify Naskapi Police authority on Naskapi lands and eliminate inconsistencies with the Northeastern Quebec Agreement.

Legislative Amendments to the Department of Employment and Social Development Act	In Budget 2025, the government proposes to amend the Department of Employment and Social Development Act to enable the delivery of integrated and efficient services across government.

12 ANNEX 5

Subject of the Measure	Proposed Legislative Action

Legislative Amendments to the Administrative Tribunals Support Service of Canada Act and to the Canadian Environmental Protection Act

In Budget 2025, the government proposes to amend the Administrative Tribunals Support Service of Canada Act, to allow the Minister of Justice to amend the Schedule in respect of territorial boards, and the Canadian Environmental Protection Act to statutorily constitute the Environmental Protection Tribunal of Canada, as well as make any consequential amendments to other statutes.

Legislative Amendments to the Judges Act

In Budget 2025, the government proposes to amend the Judges Act to move 10 judicial positions in Ontario to Unified Family Courts positions (8 positions) and Ontario Court of Appeal positions (2 positions).

Legislative Amendments to the Government Annuities Improvement Act	In Budget 2025, the government proposes to amend the Government Annuities Improvement Act to eliminate the legislative requirement for a duplicative audit of the Government Annuities Account.

Legislative Amendments to the Tobacco and Vaping Products Act	In Budget 2025, the government proposes to amend the Tobacco and Vaping Products Act to extend the legislative review cycle of the Act from two years to five years.

Protecting Artists’ and Creators’ Copyrights	In Budget 2025, the government proposes to amend the Copyright Act to create an Artist’s Resale Right in Canada, ensuring Canadian visual artists benefit from future sales of their work.

Legislative Amendments to the Aeronautics Act and the Canada Transportation Act

In Budget 2025, the government proposes to amend the Aeronautics Act to further strengthen Canada’s aviation safety and security regime, and to amend the Canada Transportation Act to make temporary orders respecting international standards or obligations within all modes of transportation.

LEGISLATIVE MEASURES 13

Subject of the Measure	Proposed Legislative Action

Canada Development Investment Corporation (CDEV) Enabling Legislation

In Budget 2025, the government proposes to introduce enabling legislation to continue the Canada Development Investment Corporation (CDEV) as a special Act corporation, including the power for the Minister of Finance to acquire shares of CDEV or lend to it from the Consolidated Revenue Fund.

Critical Minerals Sovereign Fund

In Budget 2025, the government proposes to introduce legislation or amend existing legislation in order to create a Critical Minerals Sovereign Fund to make equity investments, provide loan guarantees, and enter into offtake agreements for critical minerals projects and companies.

Legislative Amendments to Enable Divestiture of Freshwater Fish Marketing Corporation	In Budget 2025, the government proposes to amend the Freshwater Fish Marketing Act to permit the divestiture of the Freshwater Fish Marketing Corporation.

Legislative Amendments to the Canadian Energy Regulator Act	In Budget 2025, the government proposes to amend the Canadian Energy Regulator Act to increase the maximum duration for export licences of liquified natural gas from 40 years to 50 years.

Legislative Amendments to the Red Tape Reduction Act

In Budget 2025, the government proposes to amend the Red Tape Reduction Act to provide all federal ministers with the authority to enable regulatory sandboxes through issuing temporary and limited exemptions from legislative or regulatory requirements to allow for testing of products, services, processes, or new regulatory approaches.

Legislative Amendments to the Farm Credit Canada Act	In Budget 2025, the government proposes to amend the Farm Credit Canada Act to require regular legislative reviews to ensure alignment with the needs of the agriculture and agri-food sector.

14 ANNEX 5

Subject of the Measure	Proposed Legislative Action

Penalising Predatory Debt Advisors

In Budget 2025, to protect Canadians from receiving irresponsible advice from unlicensed debt advisors, the government proposes to add civil remedies, including restitution, for non-compliance with the Bankruptcy and Insolvency Act, and increase the maximum criminal fines under that Act from $5,000 to $100,000 for individuals, and to $1 million for corporations.

Amendments to the Territorial Lands Act

In Budget 2025, the government announces its intention to introduce amendments to the Territorial Lands Act to protect and advance the national interests of Canada and the interests of Inuit in Nunavut.

Amendments to the Broadcasting Act

In Budget 2025, the government proposes to amend the Broadcasting Act to restore the right to privacy of individuals to the interpretation provisions and remove a duplicative provision relating to official languages.

Amendments to the Building Canada Act

In Budget 2025, the government proposes to amend the Building Canada Act to add to the information that must be included in the public registry of national interest projects the extent to which each project can contribute to clean growth and to meeting Canada’s objectives with respect to climate change.

Amendments to the Canada Post Corporation Act	In Budget 2025, the government proposes to amend the Canada Post Corporation Act to deregulate the setting of postage rates.

Modernising the Energy Efficiency Act

In Budget 2025, the government proposes to amend the Energy Efficiency Act to modernise the Act, including to provide for regulatory sandboxes, incorporation by reference to simplify and streamline regulatory development, new statistical powers, coverage for online retailers, and updated fines.

LEGISLATIVE MEASURES 15

Subject of the Measure	Proposed Legislative Action

Amendments to the Canadian Environmental Protection Act, 1999	In Budget 2025, the government proposes to amend the Canadian Environmental Protection Act, 1999 to eliminate the automatic five-year termination date for equivalency and administrative agreements.

Amendments to the Competition Act

In Budget 2025, the government proposes to amend the Competition Act to update the greenwashing provisions by removing the requirement for businesses to substantiate their environmental benefit claims based on internationally recognised methodology standards and the ability for third parties to bring cases directly to the Competition Tribunal for greenwashing complaints.

Canada Infrastructure Bank	In Budget 2025, the government proposes to amend the Canada Infrastructure Bank Act to increase the statutory appropriation limit for the Canada Infrastructure Bank from $35 billion to $45 billion.

Faster dissolution of federal corporations listed as terrorist entities

In Budget 2025, the government proposes to amend the Canada Business Corporations Act, the Canada Not-for-profit Corporations Act, and the Canada Cooperatives Act to allow for quicker dissolution of a federal corporation when it is listed as a terrorist entity under the Criminal Code.

Building one Canadian economy

In Budget 2025, the government proposes to introduce legislation to give the Major Projects Office greater independence and managerial flexibility to facilitate its work to advance major projects and streamline federal regulatory project approval.

Improving the Integrity of Student Financial Assistance	In Budget 2025, the government proposes to amend the Canada Student Financial Assistance Act to address integrity issues related to private educational institutions.

16 ANNEX 5

Annex 6

Impacts Report

A Stronger Canada Through Diversity

Canada has made important progress in advancing equal opportunities for women and other underrepresented groups, but vigilance and sustained efforts are required to maintain the gains achieved. Embedding gender and diversity considerations into decision-making is smart policy and helps improve outcomes for Canadians. By ensuring that policies reflect the identities and values of Canadians, we reinforce the unity that makes Canada strong, enabling everyone to contribute to a resilient and sustainable future.

This budget is about building a new Canadian economy and an even stronger Canada. It invests in growth and innovation, keeps life affordable for Canadians, protects our sovereignty, and reflects the diversity of our people. By leveraging Gender-based Analysis Plus, care was taken in developing this budget to better understand how proposed measures could affect women and diverse groups, and to take action where systemic barriers persist. The following measures in particular will open up new opportunities and lead to fairer outcomes:

●	Expanding home ownership opportunities for younger Canadians and families through the Goods and Services Tax rebate for first-time home buyers.

●	Addressing housing pressures through Build Canada Homes will benefit women, seniors, and those more likely to rent.

●	Partnering with Indigenous Peoples at the Major Projects Office through the Indigenous Advisory Council to ensure that Indigenous economic participation is embedded in major projects advancements.

●	Better integrating newcomers through faster recognition of foreign credentials in health care and the skilled trades, which in turn help improve services for Canadians.

●	Increasing access to financial services, through consumer-driven banking, particularly benefitting lower-income households.

IMPACTS REPORT 1

●	Expanding economic opportunities and bolstering infrastructure for Indigenous people, and rural and remote communities, through the Trade Diversification Corridors Fund and Arctic Infrastructure Fund.

●	Modernising the Canadian Armed Forces enhances opportunities for youth to serve and lead.

●	Keeping Canadian communities safe by enhancing the Canada Border Services Agency and strengthening Federal Law Enforcement to combat transnational criminal networks and other threats to Canada.

●	Ensuring diverse Canadian voices are represented in our media landscape, by boosting CBC/Radio-Canada funding.

Gender-Based Analysis Plus Summary of Budget 2025

Timing of GBA Plus

Chart A6.1 Timing of GBA Plus

Budget 2025 shows continued improvement in the timeliness of GBA Plus, with 53 per cent of budget measures supported by GBA Plus at the early stage, up from 39 per cent in the last budget. This reflects steady progress since 2019, when only a limited number of measures undertook early-stage analysis. Relative to last budget, fewer programs relied on existing analyses for program extensions or conducted GBA Plus at the midpoint and later stages. Better disaggregated data, stronger departmental capacity, and sustained collaboration with Women and Gender Equality Canada (WAGE) have embedded GBA Plus across the policy cycle, particularly the budget process. This approach aligns with the Auditor General’s 2022 recommendations for strengthening the application of GBA Plus.

2 ANNEX 6

GBA Plus Responsive Approaches

Chart A6.2

Responsive Approaches

A strength of Canada’s gender budgeting approach is its attention to identifying barriers for women and other underrepresented groups, and integrating mitigation actions into program design to address them. The barriers identified for some Budget 2025 measures include access to participation, language, disability, rural or remote geography, and the digital divide. In Budget 2025, in all instances where measures identified a barrier, the measure also developed a responsive approach to address it.

Advancing Gender Equality

The Gender Results Framework (GRF) enables the government to focus on what drives progress toward gender equality. In Budget 2025, measures that are expected to deliver measurable gender equality gains for women, gender-diverse people, and other disadvantaged groups include Permanent Funding for the Department for Women and Gender Equality announced on October 29, 2025 which helps advance the GRF goal on Gender-Based Violence and Access to Justice. This funding will stabilise and renew work to improve women’s and girls’ economic security and leadership, strengthen federal action to address gender-based violence for Indigenous and other underserved populations, and support 2SLGBTQI+ communities. This will help ensure that people facing intersecting barriers, including Indigenous women and girls, women and girls with disabilities, Black and other racialised women and girls, and 2SLGBTQI+ people, can access the supports they need.

IMPACTS REPORT 3

How Is Canada Doing on Gender Equality?

Advancing gender equality is not just about creating a more equitable society. An economy that provides equal opportunities is a prosperous economy because it is able to make full use of its most valuable resource—the skills and abilities of all its people. This is illustrated by the contribution to economic growth in Canada attributable to increases in women’s workforce participation in recent decades. Over the past 50 years, greater employment of women has driven Canada’s real gross domestic product (GDP) per capita 13 per cent higher today than it would have been otherwise, representing an increase in income of $8,658 for each Canadian in 2024.

The Impact of Greater Women’s Employment in the Workforce

on Real GDP per Capita

Notes: Results include the impacts of both the increased women labour force participation rate and the reduced women unemployment rate. The balance of the increase in real GDP per capita was the result of productivity improvements. Sources: Statistics Canada; Department of Finance Canada calculations.

This highlights the potential for women and other underrepresented groups to further strengthen their contributions to the Canadian economy and support increased future prosperity in the face of demographic change, technological advances and global trade realignment. At the same time, there remains a need for ongoing monitoring of how diverse communities access educational opportunities, engage in the economy and society, and experience risks such as poverty and food insecurity.

4 ANNEX 6

Education and Skills Development

University at Bachelor’s Degree Level or Above (Highest Education),

25-54 Years (%)* **

Skills are the foundation of opportunity, and much of the advancement towards gender equality in Canada can be traced to narrowing educational gaps between women and men.

Substantial progress has been made since 2016 in increasing overall educational attainment for women as well as for Indigenous people, newcomers and persons with disabilities. While women are more likely than men to have attained a bachelor’s degree or above, and have been since the early 2000s, they remain less likely to enroll in the fields of science, technology, engineering and mathematics (STEM). However, over the past decade the share of women enrolled in STEM fields has increased from 20 per cent to 24 per cent.

Literacy and Numeracy Test Scores, 16-65 years*

The gender gap in STEM-related fields is consistent with a persistent numeracy gap at the adult level, despite the improving numeracy scores for both genders and strong literacy scores in international comparisons.

IMPACTS REPORT 5

Earnings and Participation in the Labour Market

Strong labour market conditions and reduced child care costs have helped to foster greater participation in the workforce. Despite this progress, continued efforts are required to secure equal participation for women and other underrepresented groups.

Labour Force Participation Rate, 25-54 Years (%)* **

Gender gaps in earnings have narrowed over the past few decades, with the gap in annual earnings reduced to 25 per cent (10 per cent for full-time hourly wages). Still, women, along with Indigenous people, racialised groups, and newcomers, are overrepresented in low-wage work. Women’s involuntary part-time employment (working part-time because they are unable to find a full-time job or are forced to work fewer hours due to economic or business conditions) has declined, yet women’s full-time employment rate remains 10 percentage points lower than that of men, which is partly due to greater caregiving responsibilities.

Gender Gap in Income and Wages, 25-54 Years (%)

Representation in Leadership Roles

Despite the progress in increasing women’s representation in leadership positions, Canada’s societal makeup is not yet reflected at all levels of decision-making. The power gap persists in business sector leadership, with the proportions of women on boards at publicly traded companies, in senior management positions, and in entrepreneurship all remaining below one-third.

Representation of Women in Leadership Positions (%)***

6 ANNEX 6

Canada has achieved gender parity in the Senate, with near-parity in Cabinet, among federally appointed judges and a majority-women Supreme Court. However, women occupy less than one-third of seats in the House of Commons, which highlights potential systemic barriers that may deter women from engaging in federal politics. Yet importantly, the new government has the largest women’s caucus in recent history. At 39 per cent, this gap is smaller for provincial and territorial legislators in Canada. Additionally, significant diversity gaps remain in policing.

Poverty Risk and Health Outcomes

Certain vulnerable groups remain disproportionately affected by poverty including single people, lone-parent families, and racialised populations.

These groups often face systemic barriers to financial security, making them more vulnerable to financial instability, food insecurity, and lack of adequate affordable housing.

Cost of living pressures continued to drive an increase in the proportion of Canadians who experience severe food insecurity in 2024, a trend that has continued since 2020. Lone-parent families, of which 78 per cent are headed by women, continue to experience the highest rates of food insecurity, alongside Indigenous people, visible minority populations, and children, underscoring the continued economic vulnerability of certain populations.

IMPACTS REPORT 7

Notes: * As the non-binary population is small, data aggregation to a two-category gender protects confidentiality. People in the category “non-binary persons” are distributed into the other two-gender categories and denoted by the “+” symbol. Prior to 2022, distinction by gender is not available. Recent immigrants are persons who landed in Canada within the last 10 years. Indigenous are Indigenous people living off reserve only. ** Percentage with university at bachelor’s level or above and labour force participation rates for “Has a disability” are from the Canadian Survey on Disability and are for 2017 and 2022. For racialised groups, 2016 values are from the Census of Population 2016 and 2024 values are from the Labour Force Survey (both defined by gender). *** MPs, Ministers, Senators and federally appointed judges as of October 1, 2025.

Sources: Labour Force Survey, Programme for the International Assessment of Adult Competencies, Canadian Income Survey, Diversity of Boards of Directors and Senior Management of Federal Distributing Corporations annual reports, Survey on Financing and Growth of Small and Medium Enterprises, Library of Parliament, Office of the Commissioner for Federal Judicial Affairs Canada.

Disaggregated Data on Gender Equality: In early 2025, the Department of Finance Canada partnered with Statistics Canada to launch new interactive dashboards to modernise how gender and diversity outcomes are reported. Using digital tools these dashboards deliver more efficient and user-friendly reporting. The dashboards can be accessed at the Gender, Diversity and Inclusion Statistics Hub on Statistics Canada’s website (www.statcan.gc.ca/hub-carrefour/gdis-sgdi/index-eng.htm).

8 ANNEX 6

Detailed Summary of Impacts by Measure

Consistent with the requirements of the Canadian Gender Budgeting Act, this detailed summary provides information on the gender and diversity impacts of new measures in this budget.

Guide to interpreting Expected Impacts: This table shows notable demographic benefits (direct and indirect) of new measures in Budget 2025, as well as how they are expected to contribute to Canada’s Quality of Life Framework, and where applicable, advance gender equality. The table also flags measures which benefit underrepresented groups.

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact

Chapter sub-section
Measure title	Notable gender, income or age impacts	Quality of Life Domain implicated by measure	Total net fiscal impact over five years, in millions of dollars

Gender: expected gender characteristics of the benefiting group

¡¡	Predominantly women (80 per cent or more women)

¡	Majority women (60 per cent - 79 per cent women)

●	Majority men (60 per cent - 79 per cent)

●●	Predominantly men (80 per cent or more)

Income: expected benefits from an income distribution perspective

▼▼	Predominantly low-income people (Strongly progressive)

▼	Majority low-income people (Somewhat progressive)

▲	Majority high-income people (Somewhat regressive)

▲▲	Predominantly high-income people (Strongly regressive)

Age: expected benefits from a generational perspective

à	Predominantly youth, children and/or future generations

♦	Predominantly seniors or the baby boom generation

All Demographics: No single group expected to benefit proportionally more than others

¡	All Demographics

Gender Equality: Contributes to Gender Results Framework goals

★	Gender Equality

Diversity: Specific groups expected to benefit proportionally more than others

Specific groups: Indigenous Peoples, persons with disabilities, racialised

+	Canadians, 2SLGBTQI+, newcomers, rural populations, lone-parent households

IMPACTS REPORT 9

Quality of Life Domains

Prosperity: the economic domain, encompassing income and growth, employment and skills and learning and economic security

Health: physical and mental health, and care systems that enable people to thrive through all stages of life

Environment: natural and built environments that meet human needs such as clean air and water, as well as ecological integrity and stewardship dimensions such as greenhouse gas emissions

Society: includes culture and identity, inclusion, social cohesion and connection, and time use

Good Governance: includes democracy and institutions, safety and security and justice and human rights

Table A6.1 Overview of Expected Impacts

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars
Chapter 1 – Building a Stronger Canadian Economy

Launching the Major Projects Office	○ All demographics	Prosperity Society	234

Federal Initiative on Consultation	▼ Income + Indigenous	Prosperity Good Governance	10

Boosting Major Project Financing	○ All demographics + Indigenous	Prosperity Environment Good Governance	n/a

Immediate Expensing for Manufacturing and Processing Buildings	● Men ▲Income	Prosperity	1, 165

Accelerated Capital Cost Allowances for Low- Carbon Liquefied Natural Gas Facilities	● Men ▲ Income	Prosperity	325

Enhancing the Scientific Research and Experimental Development Tax Incentives	● Men ▲ Income	Prosperity	293

Seizing the Full Potential of Artificial Intelligence	● Men ▲ Income	Prosperity	126

Artificial Intelligence and Technology Measurement Program	○ All demographics	Prosperity Good Governance	0

Protecting Canadian Intellectual Property	● Men	Prosperity	182

Investing to Build High-Growth Companies and Emerging Fund Managers	● Men ▲Income	Prosperity	81

2026-2028 Immigration Levels Plan	+ Newcomers ◇ Youth	Prosperity Society	308

10 ANNEX 6

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Improving Foreign Credential Recognition	▼ Income +Racialised + Newcomers	Prosperity Society	0

Recruiting International Talent	▲ Income	Prosperity Good Governance	879

Catalysing Investment in Airports and Ports	▲ Income	Prosperity Good Governance	0

Investing in Local and Regional Airports	+Indigenous +Rural populations	Prosperity Health	55

Generational Infrastructure Investments	○ All demographics	Prosperity	9,027

Extending the Carbon Capture, Utilization, and Storage Investment Tax Credit	● Men ▲ Income	Prosperity Environment	n/a

Expanding the List of Critical Minerals for the Clean Technology Manufacturing Investment Tax Credit	● Men ▲ Income	Prosperity Environment	4

Critical Minerals Sovereign Fund	● Men + Indigenous + Rural populations	Prosperity	208

First and Last Mile Fund	● Men ▲ Income + Indigenous + Rural populations	Prosperity	372

Expansion of the Critical Mineral Exploration Tax Credit	● Men ▲ ▲ Income	Prosperity Environment	5

Mobilising Capital for Transition to Net-Zero	● Men ▲ Income ◆Seniors	Prosperity Environment Good Governance	n/a

Legislative Amendments Related to Climate Competitiveness Strategy	○ All demographics	Environment Good Governance	n/a

Reducing Barriers to Account Switching	○ All demographics	Prosperity	n/a

Bank Fees Report	○ All demographics	Prosperity	n/a

Helping Credit Unions Grow and Compete	○ All demographics	Prosperity	n/a

Allow Small FRFIs to Grow Larger Without Changing Ownership Structure	○ All demographics	Prosperity	n/a

Strengthening Small Banks’ Access for Brokered Deposits	○ All demographics	Prosperity	n/a

Advancing Consumer-Driven Banking	▼ Income	Prosperity Good Governance	8

IMPACTS REPORT 11

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Introducing a Regulated Space for Stablecoins	● Men ◇Youth	Prosperity Good Governance	10

Restricting Non-Compete Agreements	○ All demographics	Prosperity Good Governance	n/a

Improving VIA Rail Service in the Corridor	○ Women	Environment	8

Supporting Medical School Infrastructure	◇Youth	Health	25

Landfill Methane Regulations	○ All demographics	Health Environment	15
Chapter 2 – Shifting from Reliance to Resilience

Becoming our Own Best Customer	● Men	Prosperity	157

Trade Infrastructure Strategy	● Men	Prosperity Environment Good Governance	4,150

Making New Business-to-Business Connections in Europe	○ All demographics	Prosperity Environment	8

Removing Barriers and Modernising Trade	○ All demographics	Prosperity	20

Seizing International Opportunities Through Trade Finance	● Men ▲ Income	Prosperity	11

Revitalising CanExport	○ All demographics	Prosperity	54

Support Canadian Firms’ Innovation-to-Export Pipeline	○ All demographics	Prosperity	6

SME Export Readiness Initiative	● Men	Prosperity	47

Nuclear Energy Export Promotion	● Men	Prosperity	4

Expanded Clean Technology Demonstration Initiative	● Men ▲ Income	Prosperity Environment	40

Enhancing Canada’s Trade Access Through Digital Modernisation	● Men ▲ Income	Prosperity Good Governance	61

Securing Market Access for Agri-Food and Seafood	● Men ▲ Income	Prosperity	33

Migrating the Canada Tariff Finder	○ All demographics	n/a	1

Trade Controls to Defend Canada’s Steel Industry	● Men ▲ Income	Prosperity Good Governance	9

Enhancing Economic Expertise on Exporting Sectors	○ All demographics	Prosperity	2

Amendments to AgriStability	● Men ▲ Income ◆Seniors	Prosperity	0

12 ANNEX 6

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars
Chapter 3 – Empowering Canadians

Launching Build Canada Homes*	▼ Income «Gender Equality	Prosperity	6,695

First-Time Home Buyers’ GST Rebate*	▲ Income	Prosperity	3,910

Training the Next Generation of Canadian Builders*	● Men ◇Youth «Gender Equality	Prosperity	75

Strengthening First Nations Infrastructure Financing and Access to Clean Water	○ Women ▼ ▼ Income +Indigenous «Gender Equality	Prosperity Health Good Governance	2,331

Supporting Indigenous Housing and Infrastructure	▼ ▼ Income +Indigenous «Gender Equality	Prosperity Health Good Governance	0

Middle Class Tax Cut*	○ All demographics	Prosperity	27,245

Cancelling the Divisive Consumer Carbon Price*	▲ Income	Prosperity	4,185

Delivering Automatic Federal Benefits for Low-Income Individuals*	▼ ▼ Income	Prosperity	245

Making the National School Food Program Permanent*	▼ Income ◇Youth +Indigenous + Racialised «Gender Equality	Prosperity Health	217

Enhancing Access to Funds Deposited by Cheque	▼ Income ◆Seniors	Prosperity	n/a

Addressing Economic Abuse	○ Women ▼ Income ◆Seniors «Gender Equality	Prosperity Society	n/a

Protecting Workers Against Improper Classification*	● Men + Racialised	Prosperity	-83

Delivering for Personal Support Workers	○○ Women ▼ Income + Racialised	Prosperity	74

Helping Youth Find and Keep Jobs	▼ Income ◇Youth «Gender Equality	Prosperity	1,518

Advancing the Youth Climate Corps	▼ Income ◇Youth	Prosperity Environment	40

Permanent Funding for the Department for	○ Women	Prosperity	528

IMPACTS REPORT 13

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Women and Gender Equality*	+ Racialised + 2SLGBTQI+ +Indigenous «Gender Equality	Society

Connecting Canadians Through Cultural Experiences and Community Celebrations	○ All demographics	Society	101

Investing in Canadian Creators and the Cultural Economy	○ All demographics	Prosperity Society	402

Protecting Artists’ and Creators’ Copyrights	▼ Income	Prosperity Society	n/a

Protecting our National Broadcaster: CBC/Radio-Canada	▼ Income	Society Good Governance	150

Renewing the Canada Strong Pass	◇Youth ▼ Income	Society Environment	116

Supporting the Royal Canadian Geographical Society	◇Youth	Society	0

Lowering Barriers to Access the Canada Disability Benefit	+ Persons with Disabilities ▼ ▼ Income «Gender Equality	Prosperity	116

Supporting the FIFA Men’s World Cup 2026	○ All demographics	Society Good Governance	100

Funding for the Terry Fox Research Institute	◆Seniors	Health	80

Top-Up Tax Credit	▲ Income ◆Seniors	Prosperity	70

Extending Employment Insurance Parental Benefits during Bereavement	○ Women	Prosperity	17
Chapter 4 – Protecting Canada’s Sovereignty and Security

Rebuilding, Rearming and Reinvesting in the Canadian Armed Forces	● Men	Prosperity Society Good Governance	55,882

A New Defence Investment Agency	● Men	Good Governance	71

Operation REASSURANCE	● Men	Good Governance	2,649

Operation AMARNA	● Men	Good Governance	181

Strengthening Federal Law Enforcement	○ All demographics	Society Good Governance	1,741

Establishing a Financial Crimes Agency	○ All demographics	Society Good Governance	n/a

14 ANNEX 6

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Enhancing the Canada Border Services Agency	○ All demographics	Prosperity Society Good Governance	618

Enhancing the Canada Border Services Agency – Early Retirement Benefits for Frontline Workers in the Public Service	● Men ▲ Income	Prosperity	163

Modernising the Meteorological Service of Canada	○ All demographics	Prosperity Environment Good Governance	1,136

Renewing Canada’s National Public Alerting System	○ All demographics	Environment Good Governance	55

Improving Preclearance at Canada’s Borders	● Men ▼ Income	Prosperity Good Governance	15

Removing Assault-Style Firearms from our Streets	● Men ◇Youth «Gender Equality	Society	39

Strengthening Canada’s Emergency Management	○ All demographics	Environment	258

Combatting Financial Fraud	○ All demographics	Prosperity Good Governance	n/a

Ensuring Crime Doesn’t Pay	○ All demographics	Prosperity Good Governance	n/a

Improving Asylum Claim Processing Efficiency	▼ Income + Newcomers	Society Good Governance	66

Support for NATO’s Ukraine Comprehensive Assistance Package	○ All demographics	Good Governance	0
Chapter 5 – Creating a More Efficient and Effective Government

Comprehensive Expenditure Review and Optimizing Productivity in Government	○ All demographics	Prosperity Good Governance	-51,967

Reinvestment to Improve Compliance and Debt Collection	○ All demographics	Prosperity	-3,985

Workforce Renewal	◆Seniors	Good Governance	1.511

Equitable Public Sector Retirement Benefits – Pension Modernization	○ All demographics	Prosperity Good Governance	-1,094

Equitable Public Sector Retirement Benefits – Pensioners’ Dental Services Plan	◆Seniors	Prosperity Good Governance	-102

Collective Bargaining in Good Faith	○ All demographics	Prosperity Good Governance	n/a

Improving the Integrity of Student Financial Assistance	○○ Women ▼ Income ◇Youth	Prosperity Good Governance	-1,025

IMPACTS REPORT 15

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Faster Services for Veterans	● Men + Veterans «Gender Equality	Health	185

Investment Income Derived from Assets Supporting Canadian Insurance Risks	○ All demographics	Prosperity	-255

Tax Deferral Through Tiered Corporate Structures	○ All demographics	Prosperity Good Governance	-540

Reforming and Modernising Canada’s Transfer Pricing Rules	○ All demographics	Prosperity Good Governance	-510

Combatting Carousel Fraud	○ All demographics	Prosperity Good Governance	-90

Luxury Tax on Aircraft and Vessels	● Men ▲ ▲ Income	Prosperity	135

Eliminating the Underused Housing Tax	○ All demographics	Prosperity	150

Administrative Funding for the Clean Economy Tax Credits	● Men ▲ Income	Prosperity Environment	146

Administrative Funding for Tax Fairness for Global Corporations	○ All demographics	Good Governance	221

Funding Advertising for Communicating to Canadians	○ All demographics	n/a	345

Real-Time Employer Reported Payroll Information Pilot	○ All demographics	n/a	29

Advancing a Common Government of Canada Desktop Solution	○ All demographics	n/a	0

Continuing Collection of Emergency Benefits Overpayments	○ All demographics	Prosperity Good Governance	123

Canadian Nuclear Safety Commission Human Resources Information Technology Modernisation	○ All demographics	Prosperity Environment	0

Home Accessibility Tax Credit	○ All demographics	Prosperity	-21

Agricultural Cooperatives: Patronage Dividends Paid in Shares	▼ Income	Prosperity	33
Legislative Measures

Building High-Speed Rail Faster	○ All demographics	Prosperity Good Governance	n/a

Renewing the Sunset Provision of the Financial Institutions Statutes	○ All demographics	Good Governance	n/a

Modernising Canada’s Biosecurity Oversight Framework	○ All demographics «Gender Equality	Prosperity Health Environment Good Governance	n/a

16 ANNEX 6

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Strengthening the Financial Sector Transaction Approval Process to Include Additional Considerations	○ All demographics	Prosperity	n/a

Modernising Limits on Borrowing and Portfolio Investments	○ All demographics	Good Governance	n/a

Electronic Delivery of Governance Documents in the Financial Institutions Statutes	○ All demographics	Good Governance	n/a

Bearer Instruments in the Financial Institutions Statutes	○ All demographics	Good Governance	n/a

Supporting Canadians During Branch Closures	◆Seniors	Prosperity	n/a

Enhancing the Office of the Superintendent of Financial Institutions’ Authorities to Protect the Financial Sector Against Integrity and Security Risks	○ All demographics	Good Governance	n/a

Protect Against the Disclosure of Sensitive Information Collected and Produced Under the Retail Payment Activities Act	○ All demographics	Good Governance	n/a

Protect the Minister of Finance and Government Officials Against Risks of Civil Liability	○ All demographics	Good Governance	n/a

Targeted Windfall Profit Charge	○ All demographics	Good Governance	n/a

Mitigating Potential Financial Sector Risks From Sanctions	○ All demographics	Good Governance	n/a

Anti-Money Laundering and Anti-Terrorist Financing Technical Amendments	○ All demographics	Prosperity Good Governance	n/a

Strengthening Anti-Money Laundering and Anti- Terrorist Financing Supervision, Compliance, and Enforcement	○ All demographics	Prosperity Good Governance	n/a

Review of Financial Institutions Supervisory Committee Membership	○ All demographics	Good Governance	n/a

Support for Homeownership and Multi-Unit Rental Housing Construction	○ All demographics	Good Governance	n/a

Increasing the Amount of the Borrowing Authority Act	○ All demographics	Good Governance	n/a

Legislative Amendments to the Export and Import Permits Act	○ All demographics	Prosperity Good Governance	n/a

Obsolete or Surplus Goods – Pilot for Donated Goods	▼ Income	Environment Society Good Governance	n/a

Legislative Amendments to Enable Lending to Special Purpose Vehicles	+Indigenous	Prosperity Good Governance	n/a

Legislative Amendments to the Naskapi and the Cree-Naskapi Commission Act	+Indigenous	Society Good Governance	n/a

Legislative Amendments to the Department of Employment and Social Development Act	▼ Income	Society Good Governance	n/a

IMPACTS REPORT 17

	Expected Direct or Indirect Benefits	Quality of Life Impacts	Net Fiscal Impact millions of dollars

Legislative Amendments to the Administrative Tribunals Support Service of Canada Act and to the Canadian Environmental Protection Act	○ All demographics	Good Governance	n/a

Legislative Amendments to the Judges Act	○ All demographics «Gender Equality	Society Good Governance	n/a

Legislative Amendments to the Government Annuities Improvement Act	○ All demographics	Good Governance	n/a

Legislative Amendments to the Tobacco and Vaping Products Act	▼ ▼ Income	Good Governance	n/a

Legislative Amendments to the Aeronautics Act and Canada Transportation Act	● Men	Good Governance	n/a

Canada Development Investment Corporation Enabling Legislation	○ All demographics	Good Governance	n/a

Enabling Divestiture of the Freshwater Fish Marketing Corporation	○ All demographics	Prosperity	n/a

Legislative Amendments to the Canadian Energy Regulator Act	● Men	Prosperity	n/a

Legislative amendments to the Red Tape Reduction Act	○ All demographics	Prosperity Good Governance	n/a

Legislative amendments to the Farm Credit Canada Act	● Men ▲ ▲ Income	Prosperity Good Governance	n/a

Penalising Predatory Debt Advisors	○ All demographics	Good Governance	n/a

Amendments to the Territorial Lands Act	+Indigenous ● Men	Good Governance	n/a

Amendments to the Broadcasting Act	○ All demographics	n/a	n/a

Amendments to the Canada Post Corporation Act	○ All demographics	n/a	n/a

Faster dissolution of federal corporations listed as terrorist entities	○ All demographics	Good Governance	n/a
Supplementary Tax Measures

Qualified Investments for Registered Plans	▲ Income	Good Governance	n/a

21-Year Rule	○ All demographics	Prosperity Good Governance	n/a

GST/HST Treatment of Manual Osteopathic Services	○ All demographics	Good Governance	n/a

*These measures were announced prior to November 4, 2025. Given their gender and diversity impacts, they are included in this annex.

18 ANNEX 6

Gender and Diversity Impact Summaries

Launching the Major Projects Office

Funding to the Major Projects Office, which will serve as a “single window” to advance major projects in Canada and streamline federal regulatory project approval.

This measure will benefit all Canadians, as the Office will help accelerate nation-building projects that contribute to long-term prosperity. The major projects the Office could support are spread across a range of sectors and regions. Economic opportunities in construction and natural resources would indirectly benefit more men, as women comprise less than 30 per cent of the workforce in both sectors.
Federal Initiative on Consultation

Funding to Crown-Indigenous Relations and Northern Affairs Canada to continue supporting Indigenous participation in consultation processes through the Federal Initiative on Consultation, including for projects of national interest.

This measure would directly benefit Indigenous communities by enhancing their capacity to participate in Crown consultation processes, ensuring that the perspectives, rights, and interests of implicated First Nations, Métis, and Inuit communities are understood during major project development. Coordinated and more predictable Crown-Indigenous consultations will contribute to greater certainty for all parties, providing a clear path for Indigenous communities to contribute to, and benefit from, projects of national interest. As Indigenous people have a lower average annual income than non-Indigenous people in Canada, support for Indigenous participation in consultation processes is expected to benefit primarily lower-income communities.
Boosting Major Project Financing

Proposes guidance to the Canada Infrastructure Bank (CIB), Export Development Canada, Canada Growth Fund, and the Canada Indigenous Loan Guarantee Corporation (CILGC) to work with the Major Projects Office to coordinate federal financing for nation-building projects and follow a strategic financing framework. It also proposes to increase CIB’s statutory capital envelope from $35 billion to $45 billion and proposes more ways for CILGC to guarantee Indigenous investment in new build projects, and to enable the CIB to invest in any nation-building projects that have been referred to the Major Projects Office.

This measure would benefit all Canadians, as an increased statutory capital envelope will finance more projects that are in the public interest. Improved coordination between federal Crown corporations will help catalyse private investment, support the Canadian economy, and accelerate nation-building projects, while delivering value for money for taxpayers. This measure will also benefit Indigenous groups, as it will facilitate Indigenous investment in new build projects.
Immediate Expensing for Manufacturing and Processing Buildings

The measure would provide immediate expensing for manufacturing and processing buildings.

The measure would benefit businesses in manufacturing and processing industries. Owners and shareholders of businesses tend to be men, older, and have higher incomes. Resulting indirect employment opportunities would predominantly benefit men., since they are more likely to work in the manufacturing or processing sector, but would be more balanced with respect to income. More broadly, investment in capital that could improve business productivity would be of benefit to all Canadians.
Accelerated Capital Cost Allowances for Low-Carbon Liquefied Natural Gas Facilities

The measures would reinstate accelerated capital cost allowances for liquefied natural gas equipment and related buildings, but only for low-carbon liquefied natural gas facilities. To be eligible, a facility would need to meet new high standards of emissions performance. Two levels of support would be available, which would depend on the emissions performance of a facility. Details regarding the new emissions performance requirements for these additional allowances will be provided at a later date.

The measures would benefit businesses in the natural gas liquefaction industry. Owners and shareholders of businesses tend to be men, older, and have higher incomes. Resulting indirect employment opportunities would predominantly benefit men. These benefits would be concentrated in British Columbia, Alberta, and Saskatchewan, where Canada’s natural gas production is primarily located. Currently, most liquefied natural gas projects are planned to be located in British Columbia.

IMPACTS REPORT 19

Enhancing the Scientific Research and Experimental Development Tax Incentives

This measure would modify the Scientific Research and Experimental Development tax incentive program by increasing, from $4.5 to $6 million, the expenditure limit on which the program’s enhanced 35-per-cent tax credit can be earned.

This measure would benefit businesses that perform research and development (R&D). Owners and shareholders of businesses tend to be men, older, and have higher incomes. Workers in industries and occupations where business R&D is more prevalent, who are also more likely to be men and have higher income, could also indirectly benefit. However, as technological and scientific advancements could diffuse throughout the economy and generate productivity gains, benefits could spread to all Canadians.

Seizing the Full Potential of Artificial Intelligence

Funding to support large-scale sovereign public artificial intelligence (AI) infrastructure that will boost AI compute availability and support access to sovereign AI compute capacity.

This measure will primarily benefit highly educated men in the regions of British Columbia, Alberta, Ontario, and Québec where the majority of the AI ecosystem is concentrated. Approximately 70 per cent of AI workers are men with tertiary/advanced degrees. Around 50 per cent of AI jobs are classified as ‘well paying’ with annual salaries in the range of $82,000 or more. This measure will also indirectly support Canadian industry and academia and provide additional benefits to the Canadian AI ecosystem, such as increasing productivity.

Artificial Intelligence and Technology Measurement Program

Funding to the Artificial Intelligence (AI) and Technology Measurement Program (TechStat), to support data and insights to measure how AI is used by organisations and understand its impact on Canadian society, the labour force, and the economy.

This measure will benefit all Canadians by providing policy makers with timely and relevant data to conduct thorough analysis and better understand technology’s contribution to, and impact on, businesses, government, and Canadians. This measure will also provide data and insights on access to digital infrastructure and technology use across different demographic characteristics.

Protecting Canadian Intellectual Property

Funding to Innovation, Science and Economic Development Canada and the National Research Council of Canada to renew Elevate IP as well as the Innovation Asset Collective and IP Assist, to continue to support Canadian SMEs with their intellectual property (IP) needs.

This measure would directly benefit innovative small- and medium-sized enterprises (SMEs) with the potential to own IP. Innovative SMEs are majority owned by men (65.6 per cent) and SME owners are typically highly educated.

GBA Plus Responsive Approach: Women, Indigenous people, and racialised communities may face challenges in accessing IP services. To address these barriers, the Elevate IP program requires recipients to develop and implement Inclusion, Diversity, Equity and Accessibility Action Plans, and directs targeted supports to underrepresented groups to provide access to IP services.

Investing to Build High-Growth Companies and Emerging Fund Managers

Funding for the Business Development Bank of Canada to launch the Venture and Growth Capital Catalyst Initiative, a fund-of-funds that would incentivise pension funds and other institutional investor participation, as well as funding for the government to develop and implement a new strategy that supports firms facing early growth-stage funding gaps.

Men are expected to disproportionately benefit from this initiative, as they are overrepresented among venture capital fund managers and entrepreneurs receiving investments from these fund managers. Indirect benefits are expected to accrue more broadly to workers employed by entrepreneurs receiving investments, as well as investors who may benefit from a strengthened innovation ecosystem and the long-term growth of high-potential companies. This initiative may benefit those with middle to higher incomes, including investors and employees of high-growth potential companies.

20 ANNEX 6

2026-2028 Immigration Levels Plan

The 2026-2028 Immigration Levels Plan stabilises permanent resident admission targets at 380,000 per year for three years, while setting a target for new temporary resident arrivals at 385,000 in 2026 and 370,000 in 2027 and 2028. In addition, over the next two years, Canada will undertake a one-time measure to recognize eligible Protected Persons in Canada as permanent residents and a one-time measure to accelerate the conversion of up to 33,000 work permit holders to permanent residency.

These measures would benefit newcomers to Canada by supporting their integration, which contributes to positive economic and social outcomes. Newcomer men have a moderately higher employment rate than their Canadian-born counterparts, while newcomer women face significant labour market challenges, with lower employment rates compared to Canadian-born women. Establishing immigration targets also contributes to a sustainable and well-managed immigration system and supports long-term economic, social, and cultural benefits for all Canadians.

Improving Foreign Credential Recognition

Funding to Employment and Social Development Canada to work with provinces and territories to improve the fairness, transparency, timeliness, and consistency of foreign credential recognition processes, with a focus on health and construction sectors.

This measure would benefit internationally trained professionals, with a post-secondary degree seeking employment in a regulated occupation, particularly in the health and construction sectors. Both women and men, who are overrepresented in the health and skilled trades sectors respectively, would benefit. While newcomers are highly educated, with nearly half having at least a bachelor’s degree, they face higher unemployment and overqualification compared to those who are Canadian-born and are less likely to find employment in their field. Racialised people, who make up roughly 80 per cent of newcomers, would benefit significantly.

Recruiting International Talent

Launching the International Talent Attraction Strategy to recruit top-tier international researchers to Canadian universities to strengthen the Canadian research ecosystem.

This measure is expected to benefit all Canadians by driving economic growth. It would also directly benefit top-performing international researchers and Canadian post secondary institutions, who would benefit from the recruited talent’s research expertise. Top-tier researchers tend to have higher incomes.

Catalysing Investment in Airports and Ports

Exploring potential improvements under the National Airports System (NAS) governance model, including amendments to ground leases and measures to crowd-in additional private investment, including from institutional investors.

This measure is expected to benefit Canadian and international travellers who use NAS airports by supporting investments in airport infrastructure and amenities while keeping airport user fees competitive through improved efficiency. Based on Statistics Canada’s Survey of Household Spending (2023), the propensity to fly for personal travel is highly correlated to income. As a result, this measure is likely to have a greater impact on high- and middle-income Canadians.

Investing in Local and Regional Airports

Funding to Transport Canada to support safety-related infrastructure projects at local and regional airports.

This measure would directly benefit rural and remote communities by maintaining essential air connectivity. This access is vital for timely health care, fresh food delivery, and broader economic development. One in nine Canadians lives in a community deemed ‘moderately,’ ‘more,’ or ‘most’ remote, with Indigenous people likely to live in more remote regions. The construction and engineering sectors would indirectly benefit from new infrastructure projects, with the workforce in these sectors being disproportionately men (e.g., 86.4 per cent in the construction sector).

IMPACTS REPORT 21

Generational Infrastructure Investments

Launching a new Build Communities Strong Fund to support public infrastructure projects of local and regional significance.

This measure will benefit all Canadians through investments in public infrastructure, across a wide range of infrastructure classes, with the likelihood of impacts varying by project type and geographic location. This measure would indirectly benefit the construction sector, which predominantly employs men (86.4 per cent) of working age with medium income.

Extending the Carbon Capture, Utilization, and Storage Investment Tax Credit

Extending by five years the full credit rates under the Carbon Capture, Utilization, and Storage (CCUS) investment tax credit, from 2031 to 2035. Credit rates would be reduced by half from 2036 to 2040.

This measure would benefit businesses in the utilities, manufacturing, processing, engineering, oil and gas and construction sectors—particularly those located in Western Canada. Shareholders and employees of businesses that invest in CCUS would directly benefit. Generally, these groups are disproportionately older men and high-income earners. Increased economic activity from the measure would have a positive impact on GDP per capita. The emission reductions will positively impact all Canadians, but in particular youth and future generations, by reducing the negative impacts associated with climate change.

Expanding the List of Critical Minerals for the Clean Technology Manufacturing Investment Tax Credit

The measure would expand the list of eligible critical minerals for the Clean Technology Manufacturing investment tax credit to include the production of antimony, indium, gallium, germanium, and scandium.

This measure would directly benefit eligible corporations and may encourage incremental investment in extraction and processing related to critical minerals used in clean technologies. This increased investment may contribute to firm growth and increased productivity of workers in Canada, leading to higher wages. Workers in mining, quarrying, oil, or gas tend to earn higher income than the average Canadian and are disproportionately men (82 per cent), working-aged (90 per cent), or Indigenous (9 per cent). All Canadians will benefit from investments towards a low-carbon economy, particularly younger generations and vulnerable populations including women, Indigenous people, and people in rural communities, who are disproportionately impacted by climate change.

Critical Minerals Sovereign Fund

Funding to Natural Resources Canada to create the Critical Minerals Sovereign Fund, which will make strategic investments in critical minerals projects and companies, including equity investments, loan guarantees, and offtake agreements.

All Canadians would benefit from positive impacts on Canada’s growth and productivity through increased investment in critical minerals projects and companies in Canada. The measure would directly benefit workers in the mining sector, who are predominantly men, as well as Canadians who reside in rural and remote communities, including Indigenous Peoples (First Nations, Inuit, Métis) and people who reside in Canada’s North where many potential mining opportunities exist. The measure may offer opportunities for Indigenous economic reconciliation and support local employment growth. Indirect benefits would accrue to people employed in the construction and transportation sectors through temporary employment. Workers in these sectors are disproportionately men.

First and Last Mile Fund

Funding to Natural Resources Canada to create the First and Last Mile Fund to foster the development of Canada’s critical minerals value chains.

All Canadians would benefit from positive impacts on Canada’s growth and productivity through increased supply chain efficiency and new market opportunities in the mining sector. Direct benefits would accrue to owners, operators, and users of mining infrastructure. Mining projects are largely located in rural and remote regions of the country. This measure would indirectly benefit workers in the mining industry, which predominantly employs men of core working-age (ages 25 to 54) who earn wages that exceed the national average across. Indigenous people account for 11 per cent of mining’s labour force, amongst the highest representation by industry in Canada.

22 ANNEX 6

Expansion of the Critical Mineral Exploration Tax Credit

Expanding the eligibility of the Critical Mineral Exploration Tax Credit to include additional critical minerals. This measure would apply to expenditures renounced under eligible flow-through share agreements entered into after Budget Day and on or before March 31, 2027.

The measure would benefit individuals who invest in flow-through shares of mining exploration companies. These individuals tend to be men with higher incomes. Businesses engaged in mineral exploration would also benefit. Mining workers, who tend to be men, and some communities, including Northern and Indigenous communities, may also indirectly benefit. The measure may incentivise the future supply of certain critical minerals.

Mobilising Capital for Transition to Net-Zero

Selection of an external organisation to lead the development of made-in-Canada sustainable investment guidelines (also known as a taxonomy).

Made-in-Canada sustainable investment guidelines could improve the functioning of the financial system, which would benefit all Canadians. However, men, high-income people, and seniors who tend to be wealthier and have more investments could disproportionately benefit. Furthermore, sustainable investment guidelines could have downstream benefits for all Canadians, especially younger generations, and vulnerable populations, including women, Indigenous people, and rural and coastal communities, who are disproportionately impacted by climate change, by mobilising capital in support of Canada’s net-zero transition.

Legislative Amendments Related to Climate Competitiveness Strategy

Introducing amendments to the Competition Act, the Energy Efficiency Act, and the Canadian Environmental Protection Act, 1999 to support investment certainty and the adoption of energy efficient goods.

All Canadians are expected to benefit from this measure. While the amendments are expected to have no significant impact on greenhouse gas emissions, they are expected to provide greater investment certainty and offer legislative or regulatory efficiencies.

Reducing Barriers to Account Switching

Introducing regulations that would prohibit transfer fees, introduce transfer timelines, and enhance disclosures related to registered and investment account transfers. The government also intends to work with banks on ways to simplify the process of switching primary chequing accounts.

These measures will benefit all Canadians, as they are aimed at improving competition in the financial sector generally. If Canadians are more readily able to transfer deposit, registered or investment accounts to other financial institutions, financial institutions will compete for clients more vigorously, resulting in lower prices and/or better-quality services for all Canadians. Canadians holding registered and investment accounts, which are more prevalent among higher-income people, may disproportionately benefit, as these transfers will be smoother and less costly.

Bank Fees Report

The government is requesting that the Financial Consumer Agency of Canada (FCAC) prepare a report on the structure level and transparency of fees charged by Canadian banks.

The FCAC report is expected to enhance public understanding of the level and transparency of bank fees in Canada, which will benefit all Canadians.

Helping Credit Unions Grow and Compete

Proposes legislative amendments to the Bank Act and Canada Deposit Insurance Corporation Act and other statutes as needed to make entrance requirements for federal credit unions less burdensome and make it easier for federal credit unions to scale through amalgamations and acquisitions.

All Canadians will benefit from improvements to the federal credit union framework since allowing more financial institutions like credit unions to grow will create more competition in the financial sector. Competition drives down fees, improves interest rates on deposits, and leads to better customer services as banks compete for market share, bringing benefits to the diverse regions across Canada that credit unions serve. Competition in the sector can also drive efficiency and support economic development and productivity as banks are driven to allocate capital to their most productive uses.

IMPACTS REPORT 23

Allow Small FRFIs to Grow Larger Without Changing Ownership Structure

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to raise the threshold for the 35 per cent public holding requirement from $2 billion to $4 billion.

This measure is expected to help small financial institutions grow and compete. All Canadians will benefit from improvements that support the growth and competitiveness of smaller financial institutions, because increased competition in the financial sector supports lower prices and better-quality financial services.

Strengthening Small Banks’ Access for Brokered Deposits

Proposes a legislative amendment to the Bank Act to prevent banks from unduly limiting access to their distribution channels for brokered deposits.

All Canadians will benefit from improvements that support the growth and competitiveness of smaller financial institutions, which supports lower prices and high-quality financial services.

Advancing Consumer-Driven Banking

Proposes legislation to complete the Consumer-Driven Banking Framework, transferring its governance to the Bank of Canada, and a legislative amendment to the Personal Information Protection and Electronic Documents Act that will grant Canadians a right to data mobility, supporting an economy-wide approach to data sharing.

All Canadians are expected to benefit from this measure, as it will promote competition and reduce risks in the financial services industry by regulating financial data sharing. For consumers, this could mean greater financial inclusion, more informed financial decisions, and better management and mitigation of financial stressors. For businesses, it could mean improved access to new forms of financing and reduced administrative burden from better integration and automation of key functions.

Introducing a Regulated Space for Stablecoins

Introducing regulations for the safe innovation of digital assets by regulating the issuance of fiat-backed stablecoins.

Regulating stablecoin issuance will benefit all Canadians by ensuring that stablecoins are backed by quality reserves, with appropriate redemption policies established and appropriate safeguards for data security and risk management. While all Canadians will benefit, research done by the Financial Consumer Agency of Canada in 2023-2024 has found that men and young Canadians are more likely to own stablecoins, meaning that this measure will disproportionately benefit them by ensuring those assets are secure.

Restricting Non-Compete Agreements

Proposes a legislative amendment to the Canada Labour Code to restrict non-compete agreements that distort the labour market while hindering competition and labour mobility.

This measure is expected to benefit workers across Canada by improving job matches and reducing barriers to labour mobility. Higher competition for talent is expected to raise wages and productivity, supporting broad-based gains across age, education, and income groups.

Improving VIA Rail Service in the Corridor

Funding proposed for VIA Rail Canada to implement technologies to improve on-time performance on its corridor services.

This measure would directly benefit people who use VIA Rail’s corridor services. Across all VIA Rail routes, women make up 60 per cent of ridership, young people and students make up 20 per cent, and seniors make up 13 per cent.

24 ANNEX 6

Supporting Medical School Infrastructure

Funding to support Toronto Metropolitan University’s (TMU) School of Medicine through the construction of a new student building at TMU’s Brampton campus and to establish primary care teaching clinics in surrounding communities.

This measure will benefit the TMU School of Medicine. Direct beneficiaries would be students of the medical school, as support for auxiliary infrastructure will improve their experiences. In 2020, the Association of Faculties of Medicine in Canada estimated that enrollment in Canadian medical schools is broadly gender balanced, but that enrollees were less likely than the census average to be Black, Indigenous, or from rural areas. Indirect benefits are expected to accrue to communities around TMU that will be served by new primary care teaching clinics. Longer-term benefits will accrue to all Canadians through an increased number of certified doctors and healthcare professionals.

Landfill Methane Regulations

Funding to Environment and Climate Change Canada to implement and enforce methane regulations for large landfills.

Reducing emissions of methane, which are a potent greenhouse gas, is expected to reduce health care costs and lower health impacts from poor air quality, which would benefit those who are especially vulnerable to pollution, including seniors, children and those with pre-existing medical conditions. Reducing emissions provides the greatest benefit to future generations, in terms of reduced climate impacts.

Becoming Our Own Best Customer

Funding to Public Services and Procurement Canada, the Treasury Board Secretariat, and Innovation, Science and Economic Development Canada to implement a Buy Canadian Policy, enabling more Canadian companies to participate in federal procurement.

This measure would benefit Canadian businesses by prioritising Canadian suppliers in federal procurement contracts, which would spur domestic demand and create potential opportunities for growth. As this includes a specific priority to ensure the steel and softwood lumber sectors are supported, this measure would likely benefit men more, as they are overrepresented in these sectors. Small- and medium-sized businesses will also benefit from a specific program under this new policy. About 65 per cent of small- and medium-sized businesses are owned by men.

Trade Infrastructure Strategy

Funding to support the development of trade and transportation infrastructure through the creation of the Trade Diversification Corridors Fund (TDCF) and Arctic Infrastructure Fund (AIF).

This measure would benefit all Canadians, by positively impacting Canada’s growth trajectory, productivity, and GDP per capita through increased supply chain efficiency and by facilitating new market opportunities for Canadian businesses. Direct benefits would accrue to owners, operators, and users of infrastructure facilitated by the TDCF and AIF across a variety of regions, with the AIF particularly benefiting transportation users in northern regions. Users of supported infrastructure would generally be Canadian businesses looking to export and import goods. Indirect benefits would accrue to the construction and transportation industries, which predominantly employ men: in the 2021 Census, 86.4 per cent of those working in the construction industry identified as men.

Making New Business-to-Business Connections in Europe

Funding to Global Affairs Canada to undertake new Minister-led trade missions to the European Union (EU) and offer financial support to Chambers of Commerce in the region.

This measure would benefit Canadian companies, and their employees that are seeking new business ties with Europe. By promoting expanded trade and investment with Europe, this measure will directly enhance economic growth, helping to create a stronger Canadian economy for the benefit of all Canadians.

IMPACTS REPORT 25

Removing Barriers and Modernising Trade

Funding to Global Affairs Canada to enhance capacity to negotiate and implement trade and investment related agreements.

This measure would benefit Canadian businesses by increasing Canada’s capacity to advance trade and investment agreements, which play a key role in opening new markets for Canadian exporters and reducing the barriers businesses face under existing agreements. By increasing opportunities for Canadian businesses to diversify trade, this measure would directly enhance economic growth, helping to create a stronger Canadian economy for the benefit of all Canadians.

Seizing International Opportunities Through Trade Finance

Funding to create a concessional trade finance envelope, delivered by Export Development Canada to encourage international partners to buy Canadian.

Workers at Canadian companies that export capital goods and/or undertake large projects overseas would benefit from this measure. Median wages in utilities, construction, manufacturing, and professional, scientific & technical services are at or above the overall median (up to 67 per cent higher), with men making up around 70 per cent of employment across these sectors. In addition, this measure is expected to benefit buyers and communities in developing countries, as it lowers the cost of borrowing for projects that can support long-term growth.

Revitalising CanExport

Funding to Global Affairs Canada to expand the CanExport program to better support Canadian companies in diversifying their exports to markets abroad.

This measure would benefit Canadian companies, including the owners and employees, seeking to export their products to new markets. Men may disproportionately benefit, as they have higher ownership of businesses in Canada (65 per cent). Although the CanExport program is open to all Canadian-owned companies, the majority of participants are small- and medium-sized enterprises. Support to help these companies expand their exports and reach new markets will increase growth and make the Canadian economy more resilient, benefitting all Canadians.

Support Canadian Firms’ Innovation-to-Export Pipeline

Funding to Global Affairs Canada to support Canadian firms’ innovation-to-export pipeline.

This measure would benefit Canadian technology companies seeking to access international markets or expand their export opportunities. By promoting domestic competitiveness through innovation and international partnerships, this measure would directly enhance economic growth, helping to create a stronger Canadian economy for the benefit of all Canadians.

SME Export Readiness Initiative

Funding to Innovation, Science and Economic Development Canada for the small- and medium-sized enterprises (SME) Export Readiness Initiative, to support training to help SMEs develop capabilities to enter and be successful in international markets.

This measure would benefit all SMEs which are newly exporting or wanting to start exporting. As such, the program will benefit owners and employees of such SMEs. Men may disproportionately benefit, as they are more likely to be majority owners of SMEs (65 per cent).

Nuclear Energy Export Promotion

Funding to Natural Resources Canada to maintain capacity to promote nuclear energy exports and strategic engagement in key export markets.

All Canadians would benefit from diversification of nuclear energy exports, which can support new opportunities for Canadian firms and helps make our trade more resilient. Successful nuclear energy export promotion would directly benefit those employed in the nuclear industry and related supply chains. Women are underrepresented in the Canadian nuclear sector, making up about 22 per cent of the workforce in 2021. Salaries in the sector range from middle income to upper middle income.

26 ANNEX 6

Expanded Clean Technology Demonstration Initiative

Funding to National Research Council of Canada’s Industrial Research Assistance Program to expand the Clean Technology Demonstration initiative to global markets.

This measure would benefit Canadian SMEs by supporting the demonstration and deployment of clean technology solutions. In 2023, 65 per cent of Canadian SMEs were majority owned by men, 17 per cent were majority owned by women and 18 per cent were owned equally by men and women. Additionally, as of 2023, approximately 71 per cent of the environment and clean technology workforce were men, and the sector’s annual wage was 38.8 per cent higher than the national average. The measure is also expected to generate long-term indirect benefits for all Canadians by supporting the transition to a net-zero economy.

Enhancing Canada’s Trade Access Through Digital Modernisation

Funding to the Canadian Food Inspection Agency (CFIA) to enhance its digital capacity to enable the safe and efficient trade of agricultural and agri-food products.

This measure would benefit producers and processors looking to export their agrifood and seafood products as it would enable a more efficient trading system, reducing burden on firms and time for requests to be processed. The agriculture sector predominately employs men, with a higher proportion of workers who are older in the case of farm operators, and who also have a higher average family income compared to all Canadians.

GBA Plus Responsive Approach: The greater use of digital systems may create barriers for some firms (e.g. with limited access to high-speed internet) or persons with disabilities (e.g. with visual impairments). However, digital systems may make it easier for some to more efficiently access these services, as manual processes require access to transportation, efficient mail service, fine motor skills for signing, etc. The CFIA will gather real-time feedback to assess and address potential challenges, including by maintaining access to paper-based forms for users having difficulty with online systems.

Securing Market Access for Agri-Food and Seafood

Funding to the Canadian Food Inspection Agency to enable two-way trade in agriculture and seafood, such as to enable regulatory compliance to access foreign markets.

These efforts are expected to benefit workers and firms in the agriculture and agri-food sectors, including manufacturing, currently or looking to trade internationally. The agriculture sector predominately employs men, with a higher proportion of workers who are older in the case of farm operators, and who also have a higher average family income compared to all Canadians.

Migrate the Canada Tariff Finder to the Trade Commissioner Service’s Digital Experience Platform

Funding to Global Affairs Canada to maintain the Canada Tariff Finder. The site provides essential information on tariff rates in world markets to Canadian companies and individuals.

This measure would benefit all Canadians, but notably business owners that import or export products to other countries, as well as individuals seeking tariff information about specific markets. With greater transparency on global tariff rates, Canadian businesses can plan more effectively, avoid unexpected costs, and strengthen their competitiveness abroad to help grow a stronger Canadian economy.

Implement Trade Controls to Defend Canada’s Steel Industry

Funding to Global Affairs Canada to support the effective implementation of trade controls to defend the steel industry from trade diversion and global excess capacity.

This measure will have direct positive impacts for workers in the steel sector. It is expected that this measure will primarily benefit working-age men, given that they are overrepresented (over 80 per cent) in the workforce composition of the primary metals manufacturing sector in Canada, with regional concentration in Ontario and Québec. On average, workers in the primary metal manufacturing sector earned over $130,000 of total annual compensation in 2024 (including benefits and pension.

IMPACTS REPORT 27

Enhancing Economic Expertise on Exporting Sectors

Funding to Global Affairs Canada, to support of augmenting economic analysis and policy expertise on exporting sectors.

This measure would benefit Canadian businesses by increasing Canada’s capacity to advance trade and investment agreements, which play a key role in opening new markets for Canadian exporters and reducing the barriers businesses face under existing agreements. By enabling more refined targeting of opportunities for Canadian businesses to diversify trade, this measure would directly enhance economic growth, helping to create a stronger Canadian economy for the benefit of all Canadians.

Amendments to AgriStability

Funding for amendments to the FPT cost-shared AgriStability program to make pasture-related feed costs eligible under the program.

This measure will directly benefit livestock producers who have pasture-related feed charges, such as cow/calf, sheep, and goat producers. Primary beneficiaries are more likely to be older, White men, given the demographic makeup of the livestock sector. Cow/calf, sheep, and goat farming operations are located across Canada, with higher representation in certain provinces. The majority of cow/calf producers are located in Alberta (40 per cent), Saskatchewan (27 per cent), and Manitoba (17 per cent). The majority of sheep and goat operations are located in Ontario (35 per cent), British Columbia (19 per cent), Québec (18 per cent), and Alberta (12 per cent).

GBA Plus Responsive Approach: While specific barriers to program participation are not known at this time, the government recognises that underrepresented and marginalised groups in the sector can face barriers in accessing financial resources. Collection of disaggregated data under the AgriStability program is beginning on a voluntary basis in fall 2025. This will help to better understand the demographic groups represented among AgriStability participants, and barriers to accessing the program.

Launching Build Canada Homes

Funding and proposed legislation for Build Canada Homes, to support the construction of affordable homes and a more productive homebuilding industry.

The expected impact is to increase the number of homes across Canada, increase the size of the non-market housing sector, increase productivity in the housing sector, and improve housing affordability. Increasing affordable and non-market housing will benefit groups in greatest need of affordable housing, including lower-income individuals and families, and equity-seeking groups, including Indigenous people, racialised people, women, seniors and persons with disabilities. This measure will also indirectly benefit men, who are more likely to work in construction and account for 86.4 per cent of employees in this sector.

First-Time Home Buyers’ GST Rebate

This measure would eliminate the GST on new homes valued at or under $1 million for first-time home buyers and reduce the GST on new homes valued between $1 million and $1.5 million for first-time home buyers.

This measure would benefit Canadians who do not yet own their home. This group is mostly 34 years old or younger, roughly gender-balanced and has a higher median household income compared to the median Canadian household income.

28 ANNEX 6

Training the Next Generation of Canadian Builders

Funding to Employment and Social Development Canada (ESDC) to help develop the trades workforce by expanding the Union Training and Innovation Program.

This measure would benefit unionised apprentices, union groups and employers in Red Seal trades by supporting the training of apprentices and building Canada’s trades workforce. According to ESDC, men account for 89 per cent of apprentices in Red Seal trade programs compared to 11 per cent of women. The median age for new apprentices in Red Seal training is 25 years old. Also, 2021 Census data shows that approximately 77 per cent of workers in Red Seal trade occupations were White. GBA Plus Responsive Approach: Women, persons with disabilities, people who identify as Indigenous, 2SLGBTQI+ people, racialised people, and newcomers are underrepresented in apprenticeship training programs. These groups face a range of barriers including lack of mentors, inaccessible workplaces, and limited outreach targeting their participation. To address these barriers, ESDC will give priority to projects that include equity groups in apprenticeship training and use innovative approaches to address challenges these groups face in participating and succeeding in the Red Seal trades.

Strengthening First Nations Infrastructure Financing and Access to Clean Water

Funding to Indigenous Services Canada to support First Nations’ access to safe and clean drinking water and effective wastewater management on reserves. The government will also continue to explore new financing tools to expand options available to First Nations to advance their infrastructure priorities, such as the creation of a bonding and surety pilot project for First Nations contractors on-reserve and a standalone pilot scheme to monetize federal transfers to support financing for First Nations infrastructure on reserve.

This measure will benefit First Nations communities on reserve by enabling the continued operation, maintenance, repair, and replacement of water and wastewater infrastructure and access to financing tools available to communities to advance their infrastructure priorities. Reliable access to clean, safe drinking water has a direct positive impact on economic and social outcomes, including productivity, educational attainment, and overall health and well-being. Those expected to benefit most directly include lower-income community members, those more vulnerable to health complications (such as young children, elders, and persons with disabilities), and their caregivers. Since women are most likely to take on caregiver roles in their families and communities, they are also expected to disproportionately benefit from this measure.

Supporting Indigenous Housing and Infrastructure

Raising the Canada Infrastructure Bank’s target for investments in Indigenous infrastructure that benefit First Nations, Inuit and Métis communities across its priority sectors. The government will work with First Nations, Inuit, and Métis partners to identify and support Indigenous housing needs and priorities.

This measure will benefit Indigenous communities by supporting the construction of community infrastructure projects. The construction and operation of infrastructure in Indigenous communities is expected increase employment opportunities for Indigenous people residing in those communities with further benefits flowing from indirect economic development opportunities catalysed by investments in infrastructure. This measure will also benefit First Nations, Inuit, and Métis communities by improving access to affordable housing. Reliable access to adequate housing is directly related to improved socio-economic outcomes (e.g., educational, productivity and physical and mental health) with benefits disproportionately experienced by lower-income households.

The Middle-Class Tax Cut

Reducing the lowest marginal personal income tax rate from 15 per cent to 14 per cent, effective July 1, 2025.

Nearly all Canadians who owe personal income tax would benefit from this measure. Average tax savings are expected to be higher for individuals with taxable income exceeding the first tax bracket ($57,375 in 2025), though the bulk of total tax relief would go to those in the two lowest brackets, including nearly half to those in the first bracket. Individuals claiming large non-refundable tax credits, and Canadians under the age of 18 who tend not to owe tax may benefit less. The measure is expected to be gender balanced, with 52 per cent and 48 per cent of benefiting individuals being men and women, respectively.

IMPACTS REPORT 29

Cancelling the Divisive Consumer Carbon Price

On March 14, 2025, the government announced that the federal fuel charge will cease to apply, effective April 1, 2025, and also removed requirements for provinces and territories to have a consumer-facing carbon price as of that date. Direct fuel charge proceeds return mechanisms for Canadians, small- and medium-sized businesses, farmers, and Indigenous governments are also being wound down. Residents of provinces where the fuel charge applied received a final Canada Carbon Rebate payment in April 2025.

All Canadians would benefit from lower fuel costs, but the net impact of removing the fuel charge and winding down proceeds return mechanisms will depend on consumption of fuel by households, farmers, small- and medium-sized businesses, and Indigenous governments.

Delivering Automatic Federal Benefits for Low-Income Individuals

The measure would provide pre-filled income tax returns starting for the 2026 tax year that would reach up to 5.5 million low-income Canadians by the 2028 tax year. The measure would also grant the Canada Revenue Agency the legislative authority to file a tax return on behalf of certain eligible individuals with lower incomes.

The pre-filled income tax returns and legislative changes would increase the amount of federal benefits distributed to eligible individuals. Eligible individuals would generally have income below the federal Basic Personal Amount of $16,129. The eligible population would be relatively gender balanced, with 54 per cent being men and 46 per cent being women, and age balanced.

Making the National School Food Program Permanent

New legislation and funding to Employment and Social Development Canada, Indigenous Services Canada, and Crown-Indigenous Relations and Northern Affairs Canada to make the National School Food Program permanent.

This measure will primarily benefit children through improved learning outcomes, particularly for those who are at higher risk of experiencing food insecurity. Data from Statistics Canada shows that in 2022, 16.9 per cent of Canadians were food insecure, compared with 12.9 per cent in 2021. Overall, the proportion of people living in households experiencing food insecurity has increased by 5.3 percentage points from 2018 to 2022. Studies from Statistics Canada show that children living in lone-parent families (particularly women lone-parent families), children belonging to racialised group or Indigenous children are at a greater risk of experiencing food insecurity.

Enhancing Access to Funds Deposited by Cheque

Proposes legislative amendments to the Bank Act, and amendments to the Financial Consumer Protection Framework Regulations and the Access to Funds Regulations to increase and speed up access to funds deposited using cheques.

Increasing the amount of cheque funds available immediately would benefit low-income Canadians and seniors by helping to reduce reliance on costly short-term credit, such as payday loans or overdraft protection, or avoid non-sufficient funds fees. These groups are more likely to receive wages or benefits by cheque and have limited savings or credit access. Data from Statistics Canada shows that these households are about twice as likely to report difficulty meeting short-term obligations. Faster access to deposited funds would help with timely bill payments, reduce penalty fees, and ease financial stress, supporting greater financial inclusion and stability across vulnerable populations.

30 ANNEX 6

Code of Conduct for the Prevention of Economic Abuse

Working with stakeholders and banks to develop a voluntary Code of Conduct for the Prevention of Economic Abuse.

This measure would benefit groups most affected by economic abuse including women, lower-income households, Indigenous communities, and racialised Canadians. Data from 2018 shows that Indigenous women are three times more likely to experience financial abuse by an intimate partner compared to non-Indigenous women. Further, a 2022 study found that economic abuse appears to be more prevalent among women than men, and among racialised groups than White populations. The same study found that about 50 per cent of those with household incomes less than $30,000 have experienced economic abuse.

GBA Plus Responsive Approach: Economic abuse does not affect all groups equally. Women, seniors, newcomers, and persons with disabilities are more likely to experience barriers to financial independence, compounded by intersecting factors such as language, immigration status, caregiving responsibilities, and cultural norms. The code of conduct will be designed to reflect these diverse experiences, reduce systemic barriers, and ensure equitable access to safe and supportive banking services.

Protecting Workers Against Improper Classification

Funding for the Canada Revenue Agency to implement a compliance program that addresses non-compliance issues related to contract workers, lifting the moratorium on reporting fees for service in the trucking industry, as well as allowing the Canada Revenue Agency to share information with Employment and Social Development Canada to address worker misclassification.

This measure would benefit truck drivers in Canada by helping ensure that they are afforded their labour law rights and that proper income tax, Canada Pension Plan and Employment Insurance withholdings and remittances are made for these individuals. Over 90 per cent of transportation sector workers are men and approximately 35 per cent are newcomers to Canada.

Delivering for Personal Support Workers

This measure would introduce a Personal Support Workers Tax Credit, under which eligible personal support workers could claim a refundable tax credit equal to 5 per cent of their eligible earnings, providing support of up to $1,100 per year. It would be available for the 2026 to 2030 taxation years.

This measure would benefit personal support workers, who are disproportionately women, Black or racialised, newcomers, working-age and have low to modest incomes. According to the 2021 Census, around 86 per cent of personal support workers were women. Black or racialised people were overrepresented, at around 39 per cent of all personal support workers, compared to 24 per cent of the Canadian population aged 15 and older. The average employment income of personal support workers was around $34,000 in 2020, compared to $50,000 for all of those aged 15 years and over with employment income.

Helping Youth Find and Keep Jobs

Funding to support youth employment and skills development opportunities for youth under Canada Summer Jobs, the horizontal Youth Employment and Skills Strategy, and the Student Work Placement Program.

This measure will benefit young people through employment services, training opportunities, and employment-related support. While Canada Summer Jobs will benefit youth, projects funded under the horizontal Youth Employment and Skills Strategy will particularly benefit youth facing barriers to employment (i.e., those who have not completed high school, are newcomers, are racialised, have disabilities, or are in rural areas). Funding for the Student Work Placement Program will benefit youth enrolled in post-secondary education. Placements funded through these programs have been, and are expected to be, gender balanced. Employers and organisations that receive wage subsidies or funding will indirectly benefit through improved access to labour supply.

IMPACTS REPORT 31

Advancing the Youth Climate Corps

Funding to Employment and Social Development Canada to create a Youth Climate Corps to provide paid skills training for young Canadians.

This measure would benefit young people through additional employment and/or training opportunities in support of climate emergency and recovery response as well as climate resilience across the country. Youth generally have lower incomes than the general working population.

Permanent Funding for the Department for Women and Gender Equality

Funding to the Department for Women and Gender Equality to continue advancing work to ensure all communities can benefit from the country’s economic growth and development.

This measure would directly benefit women and girls, in particular women and girls with disabilities, Black, Indigenous and racialised women and girls, and 2SLGBTQI+ people. These groups are at higher risk of experiencing gender-based violence and also face increased barriers in accessing supports and services due to systemic inequalities, such as sexism, homophobia, transphobia, racism and poverty. This measure indirectly promotes equality, equity, and inclusion, benefitting all Canadians.

Connecting Canadians Through Cultural Experiences and Community Celebrations

Funding to Canadian Heritage and Environment and Climate Change Canada, for festivals, and community-driven cultural events across the country.

This measure would benefit all Canadians by encouraging people to attend festivals and other local cultural events, which helps to strengthen participation, community identity, and expands cultural access for Canadians. Canadian artists, cultural workers, volunteers, and event organisers who participate in community events and celebrations would also benefit, by providing employment opportunities.

Investing in Canadian Creators and the Cultural Economy

Funding to Canadian Heritage to support Canadian creators and the cultural economy. Funding will support the Canada Music Fund, TV5MONDEplus, Telefilm, the Canada Media Fund, the National Film Board, the Canada Council for the Arts, and the Canada Periodical Fund’s Special Measures for Journalism.

All Canadians would benefit from cultural content, presentations, and news that reflect their local communities and Canada’s diversity. This measure will indirectly benefit professional artists and Canadians working in the audiovisual, performing arts, and news media sectors as a result of the employment opportunities that would be created.

Protecting Artists’ and Creators’ Copyrights

Amendments to the Copyright Act to establish an artist’s resale right in Canada.

This measure is expected to benefit visual artists in Canada, particularly Indigenous visual artists, who make up a higher proportion of visual artists (4.1 per cent) relative to other artforms (3.1 per cent). In 2015 visual artists had a median income of $20,000 compared to $41,000 for cultural workers and $43,500 for all workers.

Protecting Our National Broadcaster: CBC/Radio-Canada

Funding for the CBC/Radio-Canada to strengthen its mandate to serve the public and to better reflect the needs of Canadians from a public broadcaster in the 21st century.

All Canadians who use CBC/Radio-Canada’s services would benefit, particularly those who do not have access to comparable alternatives, including low-income people, residents of smaller communities, and official language minority communities, where CBC/Radio-Canada may be the sole or primary news provider. Older Canadians would also benefit, as they tend to rely more on CBC/Radio-Canada’s radio and television services. A 2025 survey by Pollara Strategic Insights showed that 44 per cent of people aged 60 and older consume CBC/Radio-Canada content “most days”. CBC/Radio-Canada’s youth programs also have a large audience, with children’s content averaging 2.67 million virtual visits per month in 2023-24.

32 ANNEX 6

Renewing the Canada Strong Pass

Funding to renew the Canada Strong Pass between December 2025 and January 2026 as well as in Summer 2026.

This measure will benefit all Canadians, particularly families with children under the age of 18 and youth ages 18 to 24 given that most of the available discounts apply specifically to these groups. Lower-income people will also benefit as the potential savings from the available discounts represent a higher proportion of their disposable income.

Supporting the Royal Canadian Geographical Society

Funding for the Royal Canadian Geographical Society.

This measure would benefit all Canadians. However, there would be particular benefits for younger Canadians, by providing the Royal Canadian Geographical Society with stable funding to sustain and grow its educational and public programming.

Lowering Barriers to Access the Canada Disability Benefit

Funding for a one-time supplemental Canada Disability Benefit payment of $150 in respect of each Disability Tax Credit certification, or re-certification, giving rise to a Canada Disability Benefit entitlement.

This measure would benefit low-income working-age (18 to 64) persons with disabilities by increasing their financial well-being. Statistics published with the Canada Disability Benefit announcement in Budget 2024 based on 2017 data indicated that working-age persons with disabilities experience poverty at about twice the rate of working-age Canadians without disabilities. As well, among persons with disabilities, persons from racialised communities were somewhat more likely to live in poverty, while First Nations people living off reserve and Métis reported having one or more disabilities in relatively higher proportions compared to all Canadians age 15 and older.

Supporting the FIFA Men’s World Cup 2026

Funding for Department of Canadian Heritage, Royal Canadian Mounted Police, Canada Border Services Agency, Canadian Food Inspection Agency, Canadian Air Transport Security Authority, and Immigration, Refugees and Citizenship Canada for their activities in support of the FIFA Men’s World Cup 2026.

Federal activities to support Toronto’s and Vancouver’s hosting of the FIFA Men’s World Cup 2026 will benefit residents in these two cities and surrounding areas, as well as domestic and international visitors.

Funding for the Terry Fox Research Institute

Funding to support the Terry Fox Research Institute’s research into precision oncology treatments.

This measure will directly benefit Canadians living with cancer. Although cancer can and does occur at all ages, over 90 per cent of cancer diagnoses are in individuals 50 or older. Overall rates of cancer prevalence are similar across gender, geographic region, and income level.

Top-Up Tax Credit

Introducing a temporary, non-refundable Top-Up Tax Credit for individuals whose non-refundable credits exceed the first tax bracket and who could owe more tax due to the reduction of the first personal tax rate and related credit rate.

The measure would benefit a small number of individuals who claim very large non-refundable tax credits that exceed the top of the first bracket threshold ($57,375 in 2025). The benefiting group is expected to be relatively gender balanced, with average tax savings increasing with the taxpayer’s income. Seniors are expected to receive a comparatively higher share of the benefits.

IMPACTS REPORT 33

Extending Employment Insurance Parental Benefits During Bereavement

Funding for Employment and Social Development Canada and amendments to the Employment Insurance Act to allow claimants receiving Employment Insurance (EI) parental benefits to access up to eight additional weeks of parental benefits after a child’s death.

This measure would benefit parents who are receiving EI maternity or parental benefits at the time of the death of their child by providing them with access to up to eight weeks of EI parental benefits after the child’s death. Women are expected to benefit more than men, as women are more likely to receive EI maternity and parental benefits, and also receive these benefits for longer. In 2023-24, 69 per cent of new parental benefits claims were by women and 91 per cent of total EI maternity and parental benefits paid went to women.

Rebuilding, Rearming, and Reinvesting in the Canadian Armed Forces

Funding to the Department of National Defence and other departments to rebuild, rearm, and reinvest in the Canadian Armed Forces (CAF).

This measure would benefit all Canadians and the citizens of our allied partners by supporting the North Atlantic Treaty Organization’s (NATO) collective defence and helping to preserve the rules-based international order upon which Canada’s security and economic interests depend. Members of CAF would indirectly benefit by having the resources and equipment they need to protect Canadian and allied sovereignty. Data from 2024 indicates that 16.6 per cent of CAF members identify as women, 9.4 per cent as racialised, and 2.8 per cent as Indigenous. Workers in defence industries, of whom 27 per cent are women, would also indirectly benefit from the increased access to capital and bolstered supply chains for these companies.

A New Defence Investment Agency

Funding to Public Services and Procurement Canada to establish the Defence Investment Agency and to increase capacity and modernise its Industrial Security Program to support the Defence Investment Agency and Canada’s defence industry.

This measure would benefit all Canadians by ensuring Canada’s military is equipped to perform in operations at home and abroad, which helps to preserve the rules-based international order upon which Canada’s security and economic interests depend. For members of the Canadian Armed Forces, who are predominantly White men, procuring defence capabilities will improve working conditions and help ensure they have the equipment needed to fulfill their duties. Indirectly, benefits will accrue to workers in the defence and science, technology, engineering, and mathematics industries, which predominantly employ men.

Operation REASSURANCE

Funding to the Department of National Defence in support of the renewal of Operation REASSURANCE, to continue the Canadian Armed Forces’ (CAF) largest overseas mission to deter Russian aggression and defend NATO territory.

This measure would benefit all Canadians and the citizens of our allied partners, especially in Central and Eastern Europe, by supporting NATO’s collective defence and helping to preserve the rules-based international order upon which Canada and our allies’ security and economic interests depend. The populations of Canada and Central and Eastern European countries are largely gender-balanced. Additionally, members of the CAF would indirectly benefit by having the resources and equipment they need to perform the operation. Data from 2024 indicates that 16.6 per cent of CAF members identify as women, 9.4 per cent as racialised, and 2.8 per cent as Indigenous.

34 ANNEX 6

Operation AMARNA

Funding to the Department of National Defence in support of the renewal of Operation AMARNA, to support the Canadian Armed Forces’ (CAF) contribution to strengthening peace and security in the Middle East.

This measure would benefit all Canadians, by strengthening peace and security in the Middle East, which helps to preserve the rules-based international order upon which Canada and our allies’ security, and economic interests depend. The populations of Canada and Middle East countries are gender-balanced. Additionally, members of the CAF would indirectly benefit by having the resources and equipment they need to perform the operation. Data from 2024 indicates that 16.6 per cent of CAF members identify as women, 9.4 per cent as racialised, and 2.8 per cent as Indigenous.

Strengthening Federal Law Enforcement

Funding to the Royal Canadian Mounted Police (RCMP) to strengthen its capacity, and increase the cadet recruitment allowance.

Strengthening the RCMP is expected to have broad-reaching benefits for all Canadians as it will enhance the organisation’s ability to respond to a wide range of criminal and security threats including national security and transnational criminal networks.

Establishing a Financial Crimes Agency

The government will create a new Act, with consequential amendments to other statues, to establish a Financial Crimes Agency, which would be Canada’s lead enforcement agency against financial crime.

Combatting financial crime, including fraud and money laundering, benefits all Canadians by protecting them and the integrity of Canada’s financial system. All Canadians, regardless of age, gender, or income level, can be potential victims of fraud. Combatting money laundering indirectly helps to combat linked criminal offences that generate proceeds of crime (such as human trafficking, drug and weapons smuggling, and fraud). Victims of these linked offences comprise various diverse, often vulnerable, groups with different characteristics, among these are women, Indigenous people, black and racialised communities, seniors, and newcomers.

Enhancing the Canada Border Services Agency

Funding to the Canada Border Services Agency (CBSA) to bolster its capacity to manage the secure cross-border flow of goods and travelers, and to uphold the integrity of Canada’s surtax and trade remedy system.

This measure would broadly benefit all Canadians by making communities safer, as it will strengthen the CBSA’s ability to detect, examine, and interdict illicit goods at the border. It will also help combat criminal activities associated with smuggling and the drug trade, related to importing drugs and drug precursors and exporting domestically manufactured substances. Securing our border will also benefit Canadians from a stronger international reputation, and the protection of Canadian business interests from unfair trade practices.

Enhancing the Canada Border Services Agency – Early Retirement Benefits for Frontline Workers in the Public Service

Proposed legislative amendments to the Public Service Superannuation Act to extend early retirement benefits to operational members (i.e., frontline workers) of the Public Service Pension Plan.

This measure will directly benefit operational frontline members of the Public Service Pension Plan (PSPP), by enabling them to retire earlier at an unreduced pension. These beneficiaries are predominantly men. For example, the Border Services group was 59 per cent men in 2024, while the Firefighters group in the Core Public Administration was 95 per cent men. This measure will also indirectly benefit the dependents of these plan members. As at March 31, 2023, contributors to the PSPP who qualified for operational service had average pensionable earnings of approximately $120,000, compared to a median market income of $68,700 for Canadian families and unattached individuals in 2022.

IMPACTS REPORT 35

Modernising the Meteorological Service of Canada

Funding to Environment and Climate Change Canada and Shared Services Canada to procure the next High-Performance Computing (HPC) solution for the Meteorological Service of Canada and to modernise HPC operations.

This measure would benefit all Canadians through improved meteorological services. Improved weather and climate forecasting would disproportionately benefit groups that are more vulnerable to adverse impacts of extreme weather such as heat, flooding or wildfires. This includes seniors, young children, pregnant people, persons with disabilities, people with low socio-economic status, and Indigenous people. Canadians working in weather-sensitive sectors such as agriculture and transportation would also benefit. The measure would indirectly benefit the information technology and engineering sectors and its workforce, which predominantly comprises men, with high levels of education and middle to high income.

Renewing Canada’s National Public Alerting System

Funding to support the implementation of a new National Public Alerting System model to protect Canadians during emergency events.

This measure would positively benefit all Canadians by alerting people when an emergency (i.e., as natural disasters or urgent situations such as Amber Alerts) occurs near them and their communities. Since some groups, including seniors, persons with disabilities, Indigenous people, and low-income households, are disproportionately vulnerable to disasters, this measure could positively impact these groups by providing timely and critical information during an emergency so that they may seek relevant assistance.

Improving Preclearance at Canada’s Borders

Funding to Transport Canada to develop and implement a new preclearance access regime, along with digital solutions to maximise efficiency in security screening activities.

This measure would benefit all Canadians by supporting a more secure transportation system. However, there would be particular benefits for employees who require unescorted access to U.S. preclearance areas within airports and marine facilities to be able to work in these facilities. Applicants tend to be men (62 per cent) who are lower income (majority earning less than $20 per hour). Increased efficiency in security screening activities would also benefit the transportation sector by facilitating the hiring of employees.

Removing Assault-Style Firearms from our Streets

Re-align funding for the continuation of the Assault-Style Firearms Compensation Program in the most efficient and cost-effective way possible within its existing funding envelope.

This measure would benefit groups most often targeted by violence involving a firearm, including men who are both the primary perpetrators of firearm-related violence and its main victims. In 2023, 56 per cent of victims of police-reported firearm-related violent crime were men aged 18 and older. This measure may also benefit youth and young adults who are accused of firearm-related crime at a higher rate than any other age group. In addition, women, Indigenous people, and Black and racialised people, who account for a significant portion of victims of firearm-related violence, could also be positively affected.

Strengthening Canada’s Emergency Management

Funding to Natural Resources Canada to lease four aircraft to bolster provincial and territorial aerial firefighting capacity

Supporting provincial and territorial aerial firefighting capacity would benefit all Canadians, particularly those in who live in regions that are at heightened risk of wildfires.

36 ANNEX 6

Combatting Financial Fraud

This measure will help combat financial fraud against Canadians by developing a whole-of-government strategy and enhancing Bank Act consumer protections by requiring banks to have policies and procedures to address consumer-targeted fraud, allow consumers to adjust certain account capabilities, and report fraud data to the Financial Consumer Agency of Canada.

This measure would benefit all Canadians, regardless of age, gender, or income level, who can be potential victims of fraud. According to the Canadian Anti-Fraud Centre, seniors are more likely to be defrauded through conventional methods, such as direct telephone calls, rather than cyber-enabled fraud. However, younger age groups are increasingly being victimised by nuanced and age-specific forms of fraud, such as through the use of digital platforms.

Ensuring Crime Doesn’t Pay

Proposes legislative amendments to: 1) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to restrict the acceptance of: cash deposits from one person into the account of another person; and a cash payment donation or deposit of $10,000 or more; and the PCMLTFA with related amendments to the Personal Information Protection and Electronic Documents Act to clarify public to private information sharing provisions to help better detect and deter money laundering and support the recently created Integrated Money Laundering Intelligence Partnership between banks and law enforcement.

Combatting financial crime benefits all Canadians by protecting Canadians and the integrity of Canada’s financial system. Combatting money laundering indirectly helps to combat linked criminal offences that generate proceeds of crime (such as human trafficking, drug and weapons smuggling, and fraud). Victims of these linked offences are comprised of various diverse, often vulnerable, groups with different characteristics, among these are women, Indigenous people, black and racialised communities, seniors, and newcomers.

Improving Asylum Claim Processing Efficiency

Funding for the Immigration and Refugee Board of Canada to support asylum claim processing.

This measure would benefit asylum claimants in Canada through more timely decisions on their claims. Asylum claimants arriving in Canada are a diverse group. The top source countries for asylum claimants referred to the Immigration and Refugee Board in the first half of 2025 (January to June) were India, Haiti, Nigeria, Iran, Mexico, Bangladesh, and China. In 2023-24, 38 per cent of asylum claimants in Canada identified as women and 61 per cent as men (less than 1 per cent other). Asylum claimants tend to be lower income, particularly upon arrival in Canada.

NATO’s Ukraine Comprehensive Assistance Package

Funding to support the enhancement of Ukraine’s security and defence institutions and deter Russian aggression, while also enabling interoperability with NATO.

This measure would benefit Ukraine and its population by supporting their security and defence against Russia’s invasion. This includes benefitting women and children, as they are disproportionately negatively affected by conflict. By supporting Ukraine’s right to self-determination, Canadians would indirectly benefit through the bolstering of the rules-based international system under which Canadians thrive.

Comprehensive Expenditure Review and Optimizing Productivity in Government

The Comprehensive Expenditure Review (CER) of government spending has assessed if programs are meeting their objectives, are core to the federal mandate and complement, rather than duplicate, services delivered by other federal departments or other levels of government. Future reviews will focus on horizontal themes such as consolidation program administration, scaling artificial intelligence implementation and reviewing business subsidies and skills programming.

All Canadians will benefit from modernizing government, right-sizing programs, improving efficiency, and delivering better services and results. This measure allows the government to spend more on generational investments which grow the economy, while also protecting essential programs to make life more affordable. All CER proposals were developed using Gender-Based Analysis Plus to assess impacts on diverse Canadians, including vulnerable groups. Statutory transfers payments to provinces, territories and individuals are outside the scope of the review. Horizontal reviews would examine programs where changes to make them more efficient and effective could benefit all Canadians or specific groups.

IMPACTS REPORT 37

Reinvestment to Improve Compliance and Debt Collection

Funding for the Canada Revenue Agency to reinvest in high priority areas to improve compliance and debt collection.

This measure will benefit all Canadians by improving productivity and efficiency of the Canada Revenue Agency in carrying out its compliance and debt collection activities. Additionally, this measure will help maintain the integrity of the tax system by reducing the growth in tax debt and protecting revenues important for sustaining benefits and services for all Canadians.

Workforce Renewal

To manage reductions to the public service from the Comprehensive Expenditure Review to greatest extent possible through attrition and voluntary departures, this measure proposes to amend the Public Service Superannuation Act and the Income Tax Regulations to offer a voluntary Early Retirement Incentive (ERI) program through the Public Service Pension Plan.

All Canadians will benefit from the improved fiscal outlook as a result of the Comprehensive Expenditure Review. The ERI program is targeted at public servants who are 50 years of age or older who will be able to retire early with an unreduced pension in accordance and subject to the parameters of the program. The public service is 56.8 per cent women, but as the program is voluntary, it is unknown what the demographic profile of participants would be. All else equal, the pension waiver under the program could be more valuable to women, as they have a higher life expectancy than men at age 50 (33.9 years compared to 29.1 years).

Equitable Public Sector Retirement Benefits – Pension Modernization

The government will initiate consultations with key stakeholders for the federal government pension plans to align the plans with the Canada Pension Plan and Quebec Pension Plan enhancements.

All Canadians will benefit from the government’s stronger financial position as a result of this adjustment. Some federal employees who prefer to have higher net pay would benefit from the measure. Employees who would prefer to defer their current income in exchange for higher pension payments could arguably be negatively impacted. Women represent approximately 57 per cent of contributors to the Public Service Pension Plan, 17 per cent of contributors to the Canadian Armed Forces Pension Plan and 19 per cent of contributors to the Royal Canadian Mounted Police Pension Plan.

GBA Plus Responsive Approach: Negative impacts on employees who may wish to save more for retirement would be mitigated as those individuals will be able to direct their increased take-home pay towards their Registered Retirement Savings Plan, as they will have increased contribution room as a result of the proposed changes.

Equitable Public Sector Retirement Benefits – Pensioners’ Dental Services Plan

The government will consult stakeholders on changing the Pensioners’ Dental Services Plan so that, going forward, the years of service required to be eligible for the Plan in retirement would increase from two to six years.

All Canadians will benefit from the improved fiscal outlook stemming from the savings that will be delivered this measure. Public servants retiring with less than six years of service and their dependents could be negatively impacted, as they may no longer be eligible for post-retirement dental benefits. There are no anticipated negative impacts for existing members of the Pensioners’ Dental Services Plan or public servants who retire with less than six years of service due to disability and receive benefits through the Public Service Pension Plan.

GBA Plus Responsive Approach: Public servants who retire with less than six years of service due to disability and receive benefits through the Public Service Pension Plan would still be eligible for coverage. For others, who do not retire with the requisite amount of service, they may be eligible for similar coverage under the Canadian Dental Care Plan.

38 ANNEX 6

Collective Bargaining in Good Faith

Budget 2025 proposes to introduce amendments to the Federal Public Sector Labour Relations Act to ensure the government can attract and retain the necessary public service talent, while respecting the Government of Canada’s fiscal circumstances relative to its stated budgetary policies and objectives.

Federal public servants will continue to benefit from a labour relations regime that respects collective bargaining in good faith. They will further benefit from a greater certainty and transparency on the factors an arbitration boards would take into account when making an arbitral award. All Canadians will benefit from a public service labour relations arbitration framework which gives a preponderance towards attracting and retaining talent to meet the needs of Canadians, while also considering Canada’s fiscal position.

Improving the Integrity of Student Financial Assistance

Proposes legislative and regulatory amendments to address program integrity issues and promote fairness and efficiency.

This measure would benefit youth aged 18 to 24 as it would direct students to public institutions that tend to result in better educational outcomes. Women are expected to benefit more as they comprise a higher portion of student aid recipients (60 per cent in 2022-23). It would also benefit all Canadians by contributing to the financial sustainability of student aid and enabling more efficient utilisation of public funds.

GBA Plus Responsive Approach: As this measure limits student aid flowing to attendees of private institutions, it is possible that some students would be negatively impacted. It is expected, however, that implementation of this measure will direct students to alternate public institutions that tend to have better educational outcomes. Employment and Social Development Canada would also maintain the authority to consider exemptions and include specific private educational institutions on a case-by-case basis to ensure that negative impacts on students and their communities can be mitigated.

Faster Services for Veterans

Funding to Veterans Affairs Canada to stabilise its temporary disability benefits workforce and to modernise disability benefits operational processes and Information Technology infrastructure.

This measure will benefit CAF members and veterans who have been diagnosed with a medical condition or disability related to their military service, such as a physical injury, chronic illness, or mental health disorder, by ensuing they receive timely decisions on their disability benefit applications and faster access to financial support and associated services. As CAF members are predominantly men, this group is expected to benefit more than women. This measure will also indirectly benefit the families and caretakers of veterans and military members by improving the quality of VAC’s services and making it easier to access eligible benefits and supports.

Investment Income Derived from Assets Supporting Canadian Insurance Risks

Clarifying that income derived from assets held by a foreign affiliate of a Canadian insurance company that support Canadian insurance risks is taxable in Canada.

This tax integrity measure would benefit all Canadians by ensuring a fair and efficient tax system and by protecting the tax base.

Tax Deferral Through Tiered Corporate Structures

Preventing the deferral of income tax payable by private corporations on investment income by interposing corporations with staggered year-ends.

This tax integrity measure would benefit all Canadians by ensuring a fair and efficient tax system and by protecting the tax base.

IMPACTS REPORT 39

Reforming and Modernising Canada’s Transfer Pricing Rules

Implementing modifications to the existing transfer pricing rules to better align the domestic rules with the international consensus reflected in the Organisation for Economic Co-operation and Development Transfer Pricing Guidelines.

As a tax integrity measure, this proposal is expected to benefit all Canadians by protecting the tax base. This measure is expected to improve tax fairness and equality by ensuring multinational enterprises do not artificially shift their profits outside of Canada.

Combatting Carousel Fraud

Proposed reverse charge mechanism to address carousel fraud under the Goods and Services Tax/Harmonized Sales Tax, beginning with certain supplies in the telecommunications sector.

This is a tax integrity measure aimed at preventing carousel fraud and improving the fairness and efficiency of the tax system. This measure will benefit all Canadians by helping to protect Canada’s revenue base, which supports programs and benefits that improve the quality of life for all Canadians.

Luxury Tax on Aircraft and Vessels

Eliminating the subject aircraft and subject vessel components of the luxury tax base.

This measure would provide relief to the aviation and boating industries and increase the overall efficiency of the luxury tax framework. It would provide tax relief to individuals who would otherwise pay the luxury tax on the purchase or lease of subject aircraft and subject vessels, who are disproportionately higher income and primarily men. It would also support employment if it leads to an increase in sales.

Eliminating the Underused Housing Tax

Eliminating the Underused Housing Tax (UHT) beginning with the 2025 calendar year to reduce compliance costs for taxpayers and administrative costs for government.

This measure would benefit all Canadians by making the tax system more efficient. It would also benefit residential property owners that are currently required to pay the UHT and/or file an annual UHT return, which is a group that is roughly gender-balanced, with a higher median household and individual income compared to the general population. This group likely includes a high percentage of non-resident, non-Canadians.

Administrative Funding for the Clean Economy Tax Credits

Funding for the Canada Revenue Agency to administer the Clean Economy Investment Tax Credits.

This measure would benefit Canadian businesses by addressing the backlog for processing claims associated with these tax credits. These are particularly beneficial for companies in the utilities, manufacturing, processing, engineering, oil and gas and construction sectors, particularly if they are located in Western Canada. Shareholders and employees of these companies are disproportionately older men and high-income earners. Advancing efforts on net-zero transition will benefit all Canadians, especially youth and future generations, by reducing negative climate impacts.

Administrative Funding for Tax Fairness for Global Corporations

Funding for the Canada Revenue Agency to ensure integrity and to deliver on the commitments related to tax fairness for global corporations, specifically 1) Global Minimum Tax, 2) Excessive Interest and Financing Expense Limitation rules and 3) Mandatory Disclosure Rules.

This tax integrity measure would benefit all Canadians by ensuring large global and digital corporations pay their fair share of taxes.

40 ANNEX 6

Funding Advertising for Communicating to Canadians

Funding for the Privy Council Office to increase the annual limit of the Central Advertising Fund, supporting the effective communication of government policy.

This measure benefits all Canadians by ensuring they receive clear and timely information about their rights and responsibilities, the programs and services that affect them, and any potential risks to health, safety, and the environment, enabling informed decisions and easier access to support. This measure will also indirectly benefit the advertising industry in Canada. According to Statistics Canada data on occupation unit groups by gender, advertising, marketing and public relations managers and professionals have higher proportions of women than men.

Real-time Employer Reported Payroll Pilot

Funding for Employment and Social Development Canada to launch a pilot project to assess whether Employment Insurance (EI) eligibility and entitlement can be determined accurately and securely using real-time payroll information.

While this measure is a pilot, it is expected to influence future decisions that would primarily benefit Canadian workers (i.e., Canadians with employment income), EI benefit applicants and recipients, and businesses of all sizes by reducing the reporting burden, improving program and service delivery, and streamlining employers’ and employees’ interactions with the federal government.

Advancing a Common Government of Canada Desktop Solution

Funding for Shared Services Canada (SSC) to advance the proof-of-concept phase for a common government-wide desktop solution and to explore transitioning government departments to a standardised, cloud-managed desktop service.

This measure would benefit federal public service workers in pilot departments through reduced complexity of desktop systems, standardised information technology security, and increased portability of devices. Notably, the federal public service is roughly gender balanced, with 56.8 per cent of employees and 54.5 per cent of executives identifying as women as of March 31, 2024. There may be indirect positive impacts for federal public servants with disabilities, as new information technology solutions tend to have more accessibility features and interoperability.

Continuing Collection of Emergency Benefits Overpayments

Funding for Employment and Social Development Canada to support collection of overpayments related to the COVID-19 emergency benefits, in collaboration with the Canada Revenue Agency. Post-payment verifications concluded on March 31, 2025, but collection of overpayments will continue until March 31, 2028.

This measure will benefit all Canadians by recovering overpayments from those who were not the intended beneficiaries of the emergency benefits and contribute to more efficient utilisation of public funds.

GBA Plus Responsive Approach: Collection of overpayments could impose burden on low-income Canadians. That said, to minimise negative impacts for Canadians, this measure focuses on clients who have the highest likelihood of repayment. Where possible, Employment and Social Development Canada and the Canada Revenue Agency will negotiate flexible repayment terms with clients, based on their ability to pay.

Canadian Nuclear Safety Commission Human Resources Information Technology System Modernisation

Funding to the Canadian Nuclear Safety Commission (CNSC) in support of the modernisation of its human resources information technology system.

This measure will reduce time lost to paper-based tracking, strengthening organisational efficiency and productivity. A more efficient CNSC will be able to review nuclear projects more rapidly, costing less overall to both taxpayers and licensees, which tend to be utilities that ultimately pass on costs to consumers. It will also enable these projects to get off the ground more rapidly to provide much needed power earlier. It will therefore benefit all Canadians.

IMPACTS REPORT 41

Home Accessibility Tax Credit

Modifying the Home Accessibility Tax Credit to no longer allow an expense to be claimed under this credit if it has been claimed under the Medical Expense Tax Credit.

While all Canadians would benefit from reduced debt or more effective government spending, those who may have claimed the same expenses under the Home Accessibility Tax Credit and under the Medical Expense Tax Credit could be negatively affected. Claimants of the Home Accessibility Tax Credit disproportionately include those aged 65+, those who claim the Disability Tax Credit, and those with relatively high family incomes.

Agricultural Cooperatives: Patronage Dividends Paid in Shares

Extending the period during which agricultural cooperatives can distribute tax-deferred patronage dividends paid in shares to their members until the end of 2030.

This measure would benefit members of agricultural cooperatives. It would be fairly gender balanced. Most beneficiaries live in the province of Québec and have taxable income of less than $50,000 per year.

Building High-Speed Rail Faster

Proposes legislative amendments to streamline approval processes and reduce regulatory uncertainties for the Alto High-Speed Rail project.

This measure is not expected to have significant direct impacts on particular groups. Indigenous communities and other underrepresented groups are being engaged to inform the design of the Alto high-speed rail project and develop their capacity and readiness to economically participate in the project’s its design and construction. A completed project would directly benefit travellers in the Québec City to Toronto corridor through the provision of faster and more reliable passenger rail service. These travellers are more likely to be students, highly educated, and middle-income households.

Renewing the Sunset Provision of the Financial Institutions Statutes

Proposes legislative amendments to the Bank Act, the Insurance Companies Act, and the Trust and Loan Companies Act to renew the sunset provision for 7 years to June 30, 2033.

All Canadians will benefit from this measure, as it will permit federally regulated financial institutions to carry on business in Canada beyond June 30, 2026. Furthermore, the sunset provision drives the timing of the regular review of the statutes, which ensures that the statutes remain up to date, technically sounds and responsive to emerging trends in the financial sector.

Modernising Canada’s Biosecurity Oversight Framework

Proposes legislative amendments to help the Public Health Agency of Canada to modernise Canada’s biosecurity oversight framework through the Human Pathogens and Toxins Act.

This measure would benefit all Canadians by helping to address biosecurity risks and helping to prevent the release of pathogens that could have a negative impact on the health of Canadians. Those at higher risk for adverse outcomes related to existing and emerging public health emergencies, such as people with pre-existing health conditions, children, and older adults, may benefit more. An additional benefit of strengthening biosecurity at biocontainment facilities is the protection it affords to Canada’s research and development investments, national interests, and international reputation, all of which could be affected by a deliberate pathogen release.

Strengthening the Financial Sector Transaction Approval Process to Include Additional Considerations

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to enable additional considerations in financial sector transaction approval processes.

This measure will benefit all Canadians, by fostering the sound administration of federal laws that support a safe and secure financial sector.

42 ANNEX 6

Modernising Limits on Borrowing and Portfolio Investments

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to repeal limits on borrowing and portfolio investments in commercial loans, real estate and equity, as applicable, and replace them with more flexible guidance from The Office of the Superintendent of Financial Institutions.

This measure will benefit all Canadians from the government being able to respond more quickly to emerging risks in the financial sector.

Electronic Delivery of Governance Documents in the Financial Institutions Statutes

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to include a “notice-and-access” method of delivery of governance documents, while retaining owners’ right to request delivery by mail.

This measure will benefit all Canadians by allowing federally regulated financial institutions to more efficiently communicate with their owners (for example, shareholders). Allowing for increased use of electronic communications reduces the environmental impact of generating and circulating paper documents.

Bearer Instruments in the Financial Institutions Statutes

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to prohibit federally regulated financial institutions from issuing documents that evidence conversion privileges, options, or rights to acquire a share in bearer form.

Anonymous ownership of bearer instruments can facilitate money laundering and terrorist financing. All Canadians will benefit from safeguarding the integrity of federally regulated financial institutions and a safe and secure financial sector.

Supporting Canadians During Branch Closures

Proposes legislative amendments to the Bank Act to mitigate impacts of branch closures by lowering switching costs for consumers looking to move accounts to other institutions following closure of their branch, by providing notice of upcoming closures on bank websites, and by clarifying requirements for online account opening.

This measure will benefit Canadians in rural and remote areas who lack geographically convenient access to in-person financial services. This amendment will help ensure that such groups have clear processes for opening bank accounts remotely and are protected from unfair barriers when changing banking services after the closure of a local branch.

Enhancing the Office of the Superintendent of Financial Institutions’ Authorities to Protect the Financial Sector Against Integrity and Security Risks

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to enhance the Office of the Superintendent of Financial Institution’s (OSFI) authorities to address integrity and security risks. It will also introduce changes to the Office of the Superintendent of Financial Institutions Act to bolster the Superintendent’s ability to receive and share information with federal government agencies and bodies.

These changes are intended to positively affect Canadians as a whole by improving the protection of the financial sector from integrity and security threats. Strengthening OSFI’s ability to share information related to its mandate would benefit all Canadians by better positioning Canada to protect the integrity of its financial system and maintain Canadians’ confidence in their financial institutions.

Protect Against the Disclosure of Sensitive Information Collected and Produced Under the Retail Payment Activities Act

Proposes a legislative amendment to the Access to Information Act to protect against the disclosure of confidential information collected and produced under the Retail Payment Activities Act.

These changes are intended to benefit all Canadians by protecting confidential information related to the supervision of payment service providers. This will help promote compliance with the Retail Payment Activities Act, which contributes to a safe and secure retail payment sector.

IMPACTS REPORT 43

Protect the Minister of Finance and Government Officials Against Risks of Civil Liability

Proposes legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act to provide that the Minister of Finance and government officials are protected against civil liability in the good faith performance or omission of actions under those Acts.

This measure benefits all Canadians by fostering the sound administration of federal laws that support a safe and secure financial sector.

Targeted Windfall Profit Charge

Proposes a legislative amendment to the Special Economic Measures Act.

The targeted windfall profit charge will benefit all Canadians by enabling profits from sanctioned property to serve public policy objectives.

Mitigating Potential Financial Sector Risks From Sanctions

Proposes a legislative amendment to the Special Economic Measures Act to provide that the Minister of Finance must be consulted before an order or regulation identifying certain persons is made under subsection 4(1) of that Act.

Mitigating potential financial sector risks from sanctions will benefit all Canadians by protecting the integrity of the financial sector.

Anti-Money Laundering and Anti-Terrorist Financing Technical Amendments

Proposes legislative amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Access to Information Act, and Proceeds of Crime (Money Laundering) and Terrorist Financing Regulations to make technical amendments to enhance clarity and realise efficiencies.

Combatting financial crime benefits all Canadians by protecting Canadians and the integrity of Canada’s financial system. This measure also indirectly helps to combat linked criminal offences that generate proceeds of crime (such as human trafficking, drug and weapons smuggling, and fraud). Victims of these linked offences comprise various diverse, often vulnerable, groups with different characteristics, among these are women, Indigenous people, black and racialised communities, seniors, and newcomers.

Strengthening Anti-Money Laundering and Anti-Terrorist Financing Supervision, Compliance, and Enforcement

Proposes legislative amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Administrative Monetary Penalty Regulations to strengthen AML/ATF supervision, compliance, enforcement, and information sharing, including by better identifying the businesses and professionals with AML/ATF obligations, increasing penalties, and introducing a new compliance agreement framework.

Combatting financial crime benefits all Canadians by protecting Canadians and the integrity of Canada’s financial system. This measure also indirectly helps to combat linked criminal offences that generate proceeds of crime (such as human trafficking, drug and weapons smuggling, and fraud). Victims of these linked offences comprise various diverse, often vulnerable, groups with different characteristics, among these are women, Indigenous people, black and racialised communities, seniors, and newcomers.

Review of the Financial Institutions Supervisory Committee Membership

Proposes legislative amendments to the Office of the Superintendent of Financial Institutions Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to make the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) a member of the Financial Institutions Supervisory Committee (FISC) and enable FINTRAC and current FISC members to exchange regulatory and supervisory information relevant to the mandate and objective of FISC.

Enhancing information sharing and coordination among federal agencies with financial sector responsibilities supports high standards of regulatory compliance by federally regulated financial institutions benefitting all Canadians.

44 ANNEX 6

Support for Homeownership and Multi-Unit Rental Housing Construction

Proposes a legislative amendment to the National Housing Act to increase the guarantees-in-force limit to $1 trillion and to decouple this limit from the insurance-in-force limit. It would also introduce legislative amendments to the Protection of Residential Mortgage or Hypothecary Insurance Act to increase the protected limit for mortgage or hypothecary loans insured under that Act to $500 billion.

No differential impacts as all Canadians will benefit from improvements to the financial sector framework.

Increasing the Amount of the Borrowing Authority Act

Proposes a legislative amendment to the Borrowing Authority Act limit to support the Government of Canada’s initiatives to Support Building a New Canadian economy and Defending Canada.

All Canadians will benefit from prudent and responsible management of the government’s borrowing program.

Legislative Amendments to the Export and Import Permits Act

Proposes legislative amendments to the Export and Import Permits Act to allow the government to restrict the importation or exportation of items in response to actions of another country that harm Canada or to create more secure and reliable supply chains.

This measure would benefit all Canadians by providing additional tools for the government to help protect Canada’s economic security.

Obsolete or Surplus Goods – Pilot for Donated Goods

Proposes a legislative amendment to the Customs Tariff to allow for duty drawback for certain goods when they are donated to a registered charity under the Income Tax Act, provided they are to be used in the organisation’s charitable programs and not re-sold in Canada.

This measure is primarily expected to benefit frontline charities and low-income people who use charitable services to meet their essential needs, including clothing. This group includes low-income women and men, as well as those who are unable to work due to mental or physical illness, work multiple part-time jobs, or are currently searching for work.

Enable Lending to Indigenous Special Purpose Vehicles

Proposes the government’s intention to make legislative amendments to the First Nations Fiscal Management Act (FNFMA) that will enable the First Nations Finance Authority to lend to Indigenous special purpose vehicles, which is expected to expand options for affordable financing and better support Indigenous equity participation in major economic projects.

These amendments would benefit First Nations not yet scheduled to the FNFMA, as well as Inuit and Métis with a modern treaty or self-government agreement with Canada. Economic and resource development projects disproportionately affect fields dominated by men (e.g., construction, trades, engineering) but additional employment opportunities may become available for women in related service sectors (e.g., administration, accommodation). Employment opportunities are likely to benefit people across the income spectrum and thereby directly improve economic outcomes (income, wealth generation, poverty reduction) and indirectly improve social outcomes (housing and food security, education, health and well-being) in Indigenous communities at large.

Legislative Amendments to the Naskapi and the Cree-Naskapi Commission Act

Proposes legislative amendments to the Naskapi and the Cree-Naskapi Commission Act to clarify Naskapi Police authority on Naskapi lands and eliminate inconsistencies with the Northeastern Quebec Agreement.

This measure would directly benefit members of Naskapi Nation of Kawawachikamach and positively impact the Naskapi-Crown relationship by reducing the potential for conflicting interpretations of Naskapi Police’s authority on Naskapi lands. Clarifying the authority of Naskapi Police would further benefit members of the Naskapi Nation, by supporting the provision of culturally appropriate policing services. Setting clear parameters for policing service delivery is expected to increase feelings of legitimacy for Indigenous peace officers and overall safety within the community.

IMPACTS REPORT 45

Legislative Amendments to the Department of Employment and Social Development Act

Proposes legislative amendments to the Department of Employment and Social Development Act to enable the delivery of more integrated and efficient services across government.

These amendments would benefit all Canadians by enabling the development of more efficient and convenient government services. Modernising legislative authorities to support information sharing and digital services would particularly benefit groups facing barriers due to outdated, paper-based processes, particularly seniors, newcomers, persons with disabilities and rural residents. Lower-income people may also benefit, as these amendments would make it easier to access income support programs and benefits. These amendments would also benefit Canadians by reducing the burden of repeatedly providing personal information across government services.

GBA Plus Responsive Approach: Digital literacy gaps among seniors, connectivity issues in rural and remote areas, and language barriers for newcomers can create obstacles to navigating digital platforms and accessing online government services. Additionally, persons with disabilities who require in-person support may face exclusion if digital services become the dominant method of service delivery. Maintaining in-person and phone-based service options would help ensure accessibility for those unable or unwilling to use digital platforms.

Legislative Amendments to the Administrative Tribunals Support Service of Canada Act and to the Canadian Environmental Protection Act

Proposes legislative amendments to the Administrative Tribunals Support Service of Canada Act, Canadian Environmental Protection Act, and others to enable the provision of more efficient tribunal support services to the Environmental Protection Tribunal of Canada and to territorial bodies.

This measure would benefit all Canadians by providing administrative support to territorial bodies, such as labour tribunals. The measure may also disproportionately benefit Indigenous people given that they represent a larger share of the population in the territories relative to other regions in Canada. For example, the Yukon population is 22 per cent Indigenous, compared to the national average of 5 per cent.

Legislative Amendments to the Judges Act

Proposes legislative amendments to the Judges Act to allocate judicial resources to Ontario through 8 Unified Family Courts (UFCs) positions and 2 Ontario Court of Appeal positions.

This measure is intended to directly benefit people and families who are involved with the family justice system, particularly women since UFCs help improve access to justice in family matters, including conflict involving gender-based violence. Low- or middle-income families who are unrepresented and family members who face language and cultural barriers would also benefit from UFCs, as they help increase accessibility to justice resources for these groups. Additionally, this measure would help promote a fair justice system as judges would be selected through a federal appointment process that seeks to promote gender balance and diversity.

Legislative Amendments to the Government Annuities Improvement Act

Proposes a legislative amendment to the Government Annuities Improvement Act to eliminate the legislative requirement for a duplicative audit of the Government Annuities Account.

This measure will modestly benefit all Canadians through the elimination of duplicative audit requirements for the Government Annuities Account. Canadians and annuitants will continue to have access to the same information through the Public Accounts, or the actuarial reports published by the Chief Actuary.

Legislative Amendments to the Tobacco and Vaping Products Act

Proposes legislative amendments to the Tobacco and Vaping Products Act to extend the legislative review cycle from two to five years.

The amendments would benefit all Canadians by allowing Health Canada more time to consult broadly and consider more complex aspects of the legislation. Extending the review cycle would also provide more time to engage Indigenous communities, which have historically had lower participation rates in regulatory processes. Individuals who smoke and vape would also benefit from the amendments, with particular benefits for lower-income Canadians, who smoke at higher rates than the general population.

46 ANNEX 6

Legislative Amendments to the Aeronautics Act and Canada Transportation Act

Proposes legislative amendments to the Aeronautics Act to improve Canada’s aviation safety and security regime, and to the Canada Transportation Act to ensure regulatory alignment with international standards.

This measure would benefit all Canadians through improvements in the safety and efficiency of the transportation system. It is expected to have a disproportionate positive benefit for the transportation sector. Specifically, amendments to the Aeronautics Act would directly benefit air travelers, who are mostly middle- to high-income earners, and the Canadian air transportation sector more broadly, in which men comprise 61 per cent of the workforce.

Canada Development Investment Corporation Enabling Legislation

Proposes enabling legislation for the Canada Development Investment Corporation (CDEV) to set out the corporation’s current mandate in statute and provide greater transparency about the corporation and its activities.

Enabling legislation for CDEV is expected to benefit all Canadians by providing greater clarity and transparency concerning the corporation and its activities. It would further support CDEV in the fulfillment of its commercial mandate.

Enabling Divestiture of the Freshwater Fish Marketing Corporation

Proposes legislative amendments to the Freshwater Fish Marketing Act to enable the advancement of the divestiture of the Freshwater Fish Marketing Corporation (FFMC).

This measure would support the eventual divestiture of the FFMC should an acceptable bid be identified. As fish harvesters from rural, northern, and predominantly Indigenous communities receive approximately 80 per cent of the returns from FFMC operations, they may be disproportionately impacted from an eventual divestiture. A divestiture may also benefit Canadian taxpayers by eliminating future financial liabilities to the Crown, consistent with prudent financial stewardship, while transitioning the entity to an ownership and governance model that can remain competitive in today’s open market.

GBA Plus Responsive Approach: Fish harvesters from remote, northern, and predominantly Indigenous communities may face risks as a result of the divestiture due to a potential reduction or elimination of transport, processing and marketing services to their communities. To mitigate these risks, the divestiture process includes evaluation criteria that promote economic reconciliation and the maintenance of services to rural and remote communities. Additionally, Indigenous organisations, which have historically faced barriers to accessing capital, have been provided the opportunity to access capacity funding to facilitate their participation in the competitive bidding process.

Legislative Amendments to the Canadian Energy Regulator Act

Proposes legislative amendments to the Canadian Energy Regulator Act to enable longer licensing timeframes for liquid natural gas exports.

These amendments may benefit workers in the energy and construction sectors in British Columbia, as longer licensing timeframes for liquid natural gas (LNG) projects could lead to further economic activity, including job opportunities. Workers who are men would predominantly benefit, as data from the British Columbia Construction Association shows women made up less than 5 per cent of the construction workforce in British Columbia in 2023. Permanent jobs created by LNG projects are also expected to mostly benefit men, as women represented 24.7 per cent of the workforce in the Canadian energy sector in 2023, according to the Canadian Centre for Energy Information.

Legislative Amendments to the Red Tape Reduction Act

Proposes legislative amendments to the Red Tape Reduction Act to provide all federal ministers with the authority to enable regulatory sandboxes through issuing temporary and limited exemptions from legislative or regulatory requirements to allow for testing of products, services, processes, or new regulatory approaches.

This measure would benefit all Canadians by allowing for modernised regulations that could better improve health, safety, and the environment for all. The measure could also result in indirect benefits of improved productivity, innovation, and economic growth outcomes for Canadians.

IMPACTS REPORT 47

Legislative Amendments to the Farm Credit Canada Act

Proposes legislative amendments to the Farm Credit Canada Act to require regular legislative reviews to ensure alignment with the needs of the agriculture and agri-food sector.

This measure would benefit owners of farms and businesses in the agriculture and agri-food sectors by ensuring Farm Credit Canada’s activities are responsive to the changing needs of the sector. Farm operators are predominately older White men, and farm families tend to have higher average incomes compared to all Canadians. Traditionally underrepresented groups such as women, youth, Indigenous, 2SLGBTQI+, and Black and racialised entrepreneurs may particularly benefit from regular legislative reviews to better enable Farm Credit Canada to align its activities with their specific needs.

Penalising Predatory Debt Advisors

Proposes a legislative amendment to expand the enforcement powers of the Office of the Superintendent of Bankruptcy by adding a civil fine and restitution for non-compliance with offences detailed in subsection 202(1) of the Bankruptcy and Insolvency Act, and to increase the maximum criminal fine for non-compliance with that Act from $5,000 to $100,000 for individuals, and $1 million for corporations.

This measure benefits all Canadians as the Bankruptcy and Insolvency Act is a law of general application but may benefit financially vulnerable groups more. A 2020 survey by the Financial Consumer Agency of Canada found that women (58 per cent), especially older women, low-income households (73 per cent), Indigenous people (74 per cent), and newcomers (66 per cent) reported higher financial vulnerability, with lower levels of financial literacy being a compounding factor.

Legislative Amendments to the Territorial Lands Act

Proposes to introduce amendments to the Territorial Lands Act to protect and advance the national interests of Canada and the interests of Inuit in Nunavut.

The amendments would benefit Inuit and other Northerners in Nunavut by supporting resource development initiatives that advance local and national interests. The measure is expected to benefit people across income and age spectrums, but men are expected to benefit disproportionately given that they are overrepresented in the workforce of resource extraction industries.

Amendments to the Broadcasting Act

Proposes to introduce amendments to the Broadcasting Act to restore the right to privacy of individuals to the interpretation provisions and remove a duplicative provision relating to official languages.

All Canadians will benefit from this measure, but no disproportionate impacts are expected for any particular group.

Legislative Amendments to the Canada Post Corporation Act

Proposes amendments to the Canada Post Corporation Act to modernise and expedite the stamp rate-setting process by allowing Canada Post Corporation to set postage rates.

This measure is expected to benefit all Canadians by helping improve the future financial sustainability of Canada Post operations. Canadians across all regions of the country, including in remote and underserved communities, who rely on the delivery of lettermail by Canada Post, will be positively impacted.

Faster dissolution of federal corporations listed as terrorist entities

Proposes amendments to the Canada Business Corporations Act, the Canada Not-for-profit Corporations Act, and the Canada Cooperatives Act to allow for quicker dissolution of a federal corporation when it is listed as a terrorist entity under the Criminal Code.

This measure would benefit all Canadians by strengthening federal anti-terrorism tools and by helping to maintain public trust in our institutions, including the federal corporate registry.

48 ANNEX 6

Qualified Investments for Registered Plans

Proposes to simplify and harmonise the qualified investment rules that apply to certain registered plans (e.g., Registered Retirement Savings Plans (RRSPs) and Tax-Free Savings Accounts (TFSAs)). In particular, this measure would streamline the rules relating to small business investments and replace the registered investment regime with new categories of qualified investments as of 2027.

This measure would benefit the millions of Canadians who have contributed to certain registered plans. For instance, according to the 2021 census, 34 per cent of Canadian households contributed to RRSPs and 45 per cent to TFSAs. Moreover, roughly half of all contributors to RRSPs and TFSAs are women, though women tend to make smaller contributions on average. Additionally, higher-income households are more likely to contribute to these plans. Certain registered plans also benefit targeted groups such as persons with disabilities, parents, students, and first-time home buyers.

21-Year Rule

Proposes to broaden an anti-avoidance rule in the Income Tax Act that prevents direct trust-to-trust property transfers from being used to defer income tax on accrued property gains beyond 21 years to include indirect transfers of trust property to other trusts.

This tax integrity measure would benefit all Canadians by ensuring a fair and efficient tax system and by protecting the tax base.

Treatment of Manual Osteopathic Services

Proposes to remove the duplicative and outdated relieving provisions for osteopathic services in the Goods and Services Tax/Harmonized Sales Tax legislation.

This tax integrity measure would benefit all Canadians by ensuring a fair and efficient tax system and by protecting the tax base.

IMPACTS REPORT 49